624.



03024581

82- SUBMISSIONS FACING SH

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Tianjin Capital Environmental Protection Company Limited

*CURRENT ADDRESS No. 45 Guizhou Road, Heping District
Tianjin, The PRC
300051

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34739 FISCAL YEAR 12/31/01

*• Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: NM

DATE : 7/14/03

ANNUAL REPORT 2001



Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

Contents

Company Information

1.	**Company name**	
	Chinese name	天津創業環保股份有限公司 (the "Company") (Formerly known as 天津渤海化工（集團）股份有限公司）
	English name	Tianjin Capital Environmental Protection Company Limited (Formerly known as Tianjin Bohai Chemical Industry (Group) Company Limited)
	Abbreviation of the English Name	TCEPC
2.	**Legal representative**	Ma Baiyu
3.	**Secretary to the Company's Board of Directors and Secretary in Hong Kong**	
	Secretary to the Board of Directors	Fu Yana
	Correspondence address	No. 45 Guizhou Road Heping District Tianjin The People's Republic of China (the "PRC")
	Postal code	300051
	Telephone number	86-22-2352 3036
	Facsimile number	86-22-2352 3100
	E-mail address	tjcep@public.tpt.tj.cn
	Company Secretary in Hong Kong	Ip Pui Sum
	Correspondence address	Flat A, E, F, 16/F Yardley Commercial Building No. 3 Connaught Road West Sheung Wan Hong Kong
	Telephone number	852-2803 2373
	Facsimile number	852-2540 6365
	E-mail address	ippuisum@my.netvigator.com
4.	**Legal advisors appointed by the Company**	
	PRC lawyer	Beijing Jun He Law Offices
	Hong Kong lawyer	Li & Partners

5. **Auditors appointed by the Company**

PRC auditors	PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd.
Address	12/F, Shui On Plaza 333 Huai Hai Zhong Lu Shanghai 2000201 the PRC
International auditors	PricewaterhouseCoopers Certified Public Accountants
Address	22/F, Prince's Building Central Hong Kong

6. **Company address**

Registered address	No. 18 Jinlong Apartment Shuishang Park North Road Nankai District Tianijin, the PRC Postal Code: 300074
Principal office address	No. 45 Guizhou Road Heping District Tianijin, the PRC Postal code: 300051
E-mail address	tjcep@public.tpt.tj .cn

7. **Designated media for the Company's announcement**

Newspapers for the Company's announcement	Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail
Website as required by the China Securities Regulatory Commission ("CSRC") for the Company's annual report	http://www.sse.com.cn
Website as required by The Stock Exchange of Hongkong Limited ("Hong Kong Stock Exchange") for the Company's annual report	http://www.hkex.com.hk
Place where the Company's annual report is available for inspection	Office of the Secretary to the Board of Directors No. 45 Guizhou Road Heping District Tianjin, the PRC

8. **Information about the Company's listed shares**

Place for listing of A shares	Shanghai Securities Exchange ("SSE")
Short form	Tianjin Capital
Share code	600874
Place for listing of H Shares	Hong Kong Stock Exchange
Short form	Tianjin Capital
Share code	1065

9. **Other information**

(1)	Place of initial business registration	No. 10 Hubei Road, Heping District, Tianjin, the PRC
	Date of initial business registration	8th June 1993
	Date of change in registration	26th August 1998, 8th January 2001 and 23rd July 2001
	Place of change in registration	No. 18 Jinlong Apartment, Shuishang Park North Road, Nankai District, Tianjin, the PRC
(2)	Number of business licence of enterprise legal person	Qi Gu Jin Zong Zi No. 009079
(3)	Tax registration number	
	State registration number	Guo Shui Jin Zi 120101103065501
	Local registration number	Di Shui Jin Zi 120101103065501
(4)	Agent for custody of the Company's non-circulating shares	China Securities Registration Company Shanghai Branch

Accounting Data and Business Statistics Highlights

1. PROFIT FOR THE YEAR AND ITS ANALYSIS

(1) In accordance with the Accounting Standards and the Accounting Regulations for Business Enterprises of the PRC (collectively "PRC GAAP"), the Company and its subsidiary company (the "Group") have achieved a profit before taxation of Rmb 399,345,000, details of which are as follows:

	Rmb
Total profit	399,345,000
Net Profit	267,634,000
Net profit after extraordinary items	267,634,000
Profit from principal operations	431,558,000
Profit from other operations	89,000
Operating profit	399,220,000
Investment gain	0
Subsidy income	0
Non-operating income less expenses	125,000
Net cash flow from operating activities	186,351,000
Increase in cash and cash equivalents	208,629,000

(2) The net profit of the Group as prepared in accordance with PRC GAAP was Rmb 267,634,000. The net profit of the Group as prepared in accordance with the Accounting Principles Generally Accepted in Hong Kong ("HK GAAP") was Rmb 267,634,000. There was no difference.

2. PRINCIPAL ACCOUNTING DATA AND FINANCIAL HIGHLIGHTS FOR THREE YEARS

(1) For each of the three years ended 31st December 2001, as prepared in accordance with PRC GAAP:

	Indicators	Unit	2001	2000	1999
1.	Principal operating income	Rmb'000	**595,986**	3,500,738	2,844,099
2.	Net profit/(loss)	Rmb'000	**267,634**	168,604	(374,179)
3.	Total assets	Rmb'000	**1,926,984**	1,419,534	6,964,042
4.	Shareholders' equity	Rmb'000	**1,567,888**	1,406,654	1,226,452
5.	Earnings/(loss) per share (fully diluted)	Rmb per share	**0.20**	0.13	(0.28)
	Earnings/(loss) per share (weighted average)	Rmb per share	**0.20**	0.13	(0.28)
6.	Earnings/(loss) per share after extraordinary item	Rmb per share	**0.20**	0.13	(0.28)
7.	Net asset value per share	Rmb per share	**1.18**	1.06	0.92
8.	Adjusted net asset value per share	Rmb per share	**1.18**	1.06	0.79
9.	Net cash flows from operating activities per share	Rmb per share	**0.14**	0.79	0.23
10.	Return on net assets (fully diluted)	%	**17.07**	11.99	(30.51)
	Return on net assets (weighted average)	%	**17.99**	12.81	(26.50)

Note: Return on net assets and earnings per share as calculated according to the "Information Disclosure for Companies Issuing Listed Securities" (No. 9) of the China Securities Regulatory Commission are as follows:

Profit for the year under review	Return on net assets Fully diluted %	 Weighted average %	Earnings per share Fully diluted *(Rmb per share)*	 Weighted average *(Rmb per share)*
Profit from principal operations	27.52	29.02	0.32	0.32
Operating profit	25.46	26.84	0.30	0.30
Net profit	17.07	17.99	0.20	0.20
Net profit, net of extraordinary item	17.07	17.99	0.20	0.20

2. PRINCIPAL ACCOUNTING DATA AND FINANCIAL HIGHLIGHTS FOR THREE YEARS

(Cont'd)

(2) For each of the three years ended 31st December 2001, as prepared in accordance with HK GAAP:

	Indicators	Unit	**2001**	2000	1999
1.	Income from principal operations	Rmb'000	**563,207**	3,499,943	2,844,099
2.	Net profit/(loss)	Rmb'000	**267,634**	178,091	(364,373)
3.	Total assets	Rmb'000	**1,926,984**	1,419,534	6,938,993
4.	Shareholders' equity	Rmb'000	**1,674,288**	1,406,654	1,194,646
5.	Earnings/(loss) per share	Rmb per share	**0.20**	0.13	(0.27)
6.	Earnings/(loss) per share after extraordinary item	Rmb per share	**0.20**	0.13	(0.27)
7.	Net asset value per share	Rmb per share	**1.26**	1.06	0.90
8.	Adjusted net asset value per share	Rmb per share	**1.26**	1.06	0.77
9.	Net cash flows from operating activities per share	Rmb per share	**0.22**	0.79	0.23
10.	Return on net assets	%	**15.98**	12.66	(30.50)

Note: There is no change in the number of shares throughout the year. As a result, weighted average earnings per share is equal to fully diluted earnings per share.

3. CHANGE IN SHAREHOLDERS' EQUITY DURING THE REPORTING PERIOD

(Prepared in accordance with PRC GAAP)

Item	Beginning of the year *Rmb'000*	Increase *Rmb'000*	Decrease *Rmb'000*	End of the year *Rmb'000*	Reasons for the changes
Share capital	1,330,000	0	0	1,330,000	—
Capital reserve fund	69,289	0	0	69,289	—
Statutory common reserve	1,104	40,146	0	41,250	Transfer from profit for the year
Including: Statutory provident fund	368	13,382	0	13,750	Profit appropriation
Undistributed profits	6,261	267,634	146,546	127,349	The balance of the retained profit after profit appropriation during the year
Shareholders' equity	1,406,654	307,780	146,546	1,567,888	—

Financial Summary

1. PREPARED IN ACCORDANCE WITH PRC GAAP

Results

	Year ended 31st December				
	2001	2000	1999	1998	1997
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Income from principal operations	**595,986**	3,500,738	2,844,099	2,541,814	2,798,226
Profit from principal operations	**431,558**	547,639	238,524	126,893	434,528
Add/(less):					
Profit/(loss) from other operations	**89**	8,689	(7,514)	(5,909)	(3,267)
Provision for losses on realisation of inventories	**—**	(1,230)	(4,224)	(21,050)	(1,453)
Selling expenses	**—**	(33,720)	(33,943)	(23,731)	(21,164)
Administrative expenses	**(33,623)**	(375,197)	(326,380)	(465,812)	(269,405)
Reversal of provisions against certain assets	**—**	254,140	—	—	—
	(33,623)	(121,057)	(326,380)	(465,812)	(269,405)
Financial income/(expenses)-net	**1,196**	(218,407)	(206,358)	(205,681)	(115,248)
Operating profit/(loss)	**399,220**	181,914	(339,895)	(595,290)	23,991
Add: Investment income/(loss)	**—**	2,353	(12,935)	668	26,736
Subsidy income	**—**	6,630	840	905	715
Non-operating income	**317**	9,679	5,799	5,310	5,050
Less: Non-operating expenses	**(192)**	(28,188)	(27,303)	(26,549)	(16,900)
Total profit/(loss)	**399,345**	172,388	(373,494)	(614,956)	39,592
Less: Income tax	**(131,820)**	(3,784)	(685)	(1,902)	(12,710)
Minority interests	**109**	—	—	—	—
Net profit/(loss)	**267,634**	168,604	(374,179)	(616,858)	26,882
Dividends	**106,400**	—	—	—	26,600

Note:

The results for each of the five years ended 31st December 2001 have been extracted from the previous annual reports and audited profit and loss account as set out on page 53 of this annual report.

1. PREPARED IN ACCORDANCE WITH PRC GAAP *(Cont'd)*

Assets and Liabilities

	As at 31st December				
	2001	2000	1999	1998	1997
	New	New	Chemical	Chemical	Chemical
	Business	Business	Business	Business	Business
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Current assets	**610,982**	67,180	2,013,863	2,046,410	2,353,977
Long-term investments	**4,000**	—	151,405	167,225	154,330
Fixed assets	**1,312,002**	715,110	4,616,233	4,542,018	4,056,852
Intangible and other assets	—	637,244	178,959	387,641	366,394
Deferred taxes	—	—	3,582	1,665	5,009
Total assets	**1,926,984**	1,419,534	6,964,042	7,144,959	6,936,562
Current liabilities	**321,005**	12,880	2,711,497	2,796,656	2,251,871
Long-term liabilities	**36,200**	—	3,026,093	2,750,458	2,475,424
Total liabilities	**357,205**	12,880	5,737,590	5,547,114	4,727,295
Minority interests	**1,891**	—	—	—	—
Net assets	**1,567,888**	1,406,654	1,226,452	1,597,845	2,209,267

2. PREPARED IN ACCORDANCE WITH HK GAAP

Results

	Year ended 31st December				
	2001	2000	1999	1998	1997
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Turnover	**563,207**	3,499,943	2,844,099	2,541,814	2,798,226
Profit/(loss) before taxation	**399,345**	182,573	(363,688)	(605,186)	39,855
Taxation	**(131,820)**	(4,482)	(685)	(2,871)	(12,710)
Profit/(loss) after taxation	**267,525**	178,091	(364,373)	(608,057)	27,145
Minority interest	**109**	—	—	—	—
Profit/(loss) attributable to shareholders	**267,634**	178,091	(364,373)	(608,057)	27,145
Dividend	**106,400**	—	—	—	26,600

Note:

The results for each of the five years ended 31st December 2001 have been extracted from the previous annual reports and the audited profit and loss account as set out on page 89 of this annual report.

Assets and Liabilities

	As at 31st December				
	2001	2000	1999	1998	1997
	New Business	New Business	Chemical Business	Chemical Business	Chemical Business
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Fixed assets	**1,312,002**	1,352,354	4,651,312	4,576,864	4,085,873
Associated company	—	—	33,900	38,501	38,839
Investment securities	**4,000**	—	103,642	118,595	109,160
Long-term loans receivable	—	—	123,465	327,277	303,194
Deferred asset	—	—	—	—	5,295
Net current assets/(liabilities)	**396,377**	54,300	(691,579)	(751,760)	100,139
	1,712,379	1,406,654	4,220,740	4,309,477	4,642,500
Minority interests	**1,891**	—	—	—	—
Long-term liabilities	**36,200**	—	3,026,094	2,750,458	2,475,424
Net assets	**1,674,288**	1,406,654	1,194,646	1,559,019	2,167,076

1. OPERATIONS OF THE GROUP

(1) Scope of the principal businesses of the Group and its operating condition

The principal businesses of the Group are (i) the design, management, operation, technological consultation of Dongjiao Sewage Water Treatment Plant and Jizhuangzi Sewage Water Treatment Plant in Tianjin, the PRC, and their related infrastructure facilities and auxiliary services; (ii) the design, toll collection, repair and maintenance, management, technological consultation of toll roads and auxiliary services in relation to the operation of the Southeastern Half Ring Road of the Middle Ring of Tianjin; and (iii) the development and operation of environmental protection technology and products.

During the period, the Group strengthened its internal structure and improved its internal control system, while continuously upgrading the corporate management structure. Since the completion of the Company's restructuring in December 2000, the business of the Company has undergone substantial changes. The Company's management has adopted a series of measures focusing on the existing business which has achieved good results.

a. Operations of the sewage water treatment and related environmental protection business

The income for sewage water treatment is derived from the "Sewage Water Processing Agreement" entered into between the Company and Tianjin Sewage Company. In respect of the control over the operation of sewage water plants, the Company has been focusing on efficiency enhancement and cost reduction in order to ensure that the sewage water processing operation complies with the prescribed standards of the State and at a lower cost. The specific measures include budget control, enhancement of staff training and improvement of the technical skills of the staff, and the recruitment of professional and technical staff to strengthen the manpower resources. During the year, the two sewage water processing plants processed 218,818,896 cubic meters in total of sewage water, representing an increase of 25,242,396 cubic meters or 13% as compared with 193,576,500 cubic meters of sewage water processed in last year.

b. Operations of toll business

The toll income is directly collected by the toll collectors at the toll stations. During the period, the management of the Company has further strengthened the control over the toll stations, and further upgraded the surveillance system of the toll stations. Owing to the construction and maintenance carried out at the road surrounding Tianjin city, the volume of tolled traffic flow decreased during the year. During the year, the traffic flow at the Company's toll stations in terms of the number of vehicles was 3,049,512 times, representing a decrease of 597,492 times or 16.38% as compared with 3,647,004 times during last year. With the decrease in traffic flow, the Company has slashed part of the toll collection staff in order to reduce salary expenses.

1. OPERATIONS OF THE GROUP *(Cont'd)*

(1) Scope of the principal business of the Group and its operating condition *(Cont'd)*

c. Operations of new projects

On 24th September 2001, the Company entered into a conditional agreement with Tianjin Sewage Company in respect of the constructions in progress of Beicang Sewage Water Treatment Plant, Xianyanglu Sewage Water Treatment Plant and the expansion project of the Jizhuangzi Sewage Water Treatment Plant. Apart from completing the procedures for the transfer of loans that are still in process, other conditions as set out in the agreements have all been fulfilled. Approval from the State Ministry of Finance has been obtained for the transfer of loans denominated in Japanese Yen as of February 2002. The procedures for the transfer of the other two loans are still in process. The income from this business is derived from the "Sewage Water Treatment Plant Construction Fee Agreement" entered into by Tianjin Sewage Company and the Company on 24th September 2001. During the period, construction works completed amounted to Rmb 238,926,154 and, based on the progress of the construction, the Company obtained sewage water treatment plant construction fees amounting to Rmb 91,012,587.

There are six major sewage systems in Tianjin city. However, there are now only two sewage water treatment plants that can provide service to two of the systems. Therefore, new sewage water treatment plants have to be constructed to satisfy the demand of the other sewage systems. The designed processing capacity of the Xianyanglu Sewage Water Treatment Plant is 450,000 cubic meters per day with total investment of Rmb 1.190 billion. It will serve the Xianyanglu system. The designed processing capacity of the Beicang Sewage Water Treatment Plant is 100,000 cubic meters per day with the first stage investment of Rmb 0.416 billion. It will serve the Beicang sewage system. In the meantime, in order to solve the problem of insufficient capacity of the Jizhuangzi Sewage Water Treatment Plant, expansions have been carried out at the Jizhuangzi Sewage Water Treatment Plant. Following the completion of the expansion, it will add to the processing capacity by 280,000 cubic meters per day with total investment of Rmb 1.055 billion, inclusive of the auxiliary pipeline network.

On 24th September 2001, Tianjin Municipal Investment Company Limited and the Company entered into the agreement for project management of the construction of the Haihe Bridge. The project work completed during the year amounted to Rmb 127,130,549. Accordingly, the Company received a management fee of Rmb 2,730,000, calculated based on the project work completed.

1. OPERATIONS OF THE GROUP *(Cont'd)*

(1) Scope of the principal business of the Group and its operating condition *(Cont'd)*

c. Operations of new projects: *(Cont'd)*

The financial data of the various business are as follows:

	Transaction volume	Income	Percentage of total income	Net profit	Percentage of net profit
		Rmb'000	%	*Rmb'000*	%
Sewage water treatment	218,818,896 cubic metre	417,944	70.13	191,703	71.63
Road and toll collection	3,049,512 times of vehicle	84,299	14.14	27,574	10.30
New projects		93,743	15.73	48,357	18.07
Total		595,986	100.00	267,634	100.00

(2) Operations and results of the major companies in which the Company has controlling interests and management participation

Tianjin Water Recycling Company Limited: As at the end of the year, the Company owns 90% equity interest in Tianjin Water Recycling Company Limited. The registered capital of the company is Rmb 20 million. The scope of its major business is the production and sales of recycled water, development and construction of facilities for re-used water; manufacture, installation, commissioning and operation of equipment for recycled water; technical consultation, service training relating to recycled water; labour services and car washing. The company was still at the set up stage during 2001. The company will actively explore water recycling projects and regards the development, construction, production and sales of recycled water as its core business. It will strive to solve the shortage of water resources in Tianjin city, achieve the utilisation of water resources for multiple purpose, and occupy the market of recycled water in Tianjin city. As at the end of 2001, the total assets of the company was Rmb55,142,381.

Tianjin Beifang Rencaigang Company Limited (天津北方人才港股份有限公司): As at the end of the year, the Company invested Rmb 2 million in Tianjin Beifang Rencaigang Company Limited, representing 6.1% of its registered capital. The principal activities of the company comprise senior executive insurance; senior executive personnel services (employment agent, financial guarantee consultation service, personal creditworthiness assessment); enterprise talent assistance project; development and operation of technological project achievements and real estate development and operation. In 2001, the company was still at the set up stage. The company will actively explore the resources for talented personnel, establish and strengthen the personnel market in Tianjin city, and devote its effort to attract more senior personnel, expertise and technicians for Tianjin and surrounding the Bohai district.

1. OPERATIONS OF THE GROUP *(Cont'd)*

(2) Operations and results of the major companies in which the Company has controlling interests and management participation *(Cont'd)*

Tianjin Baotong Light Mass Materials Company Limited (天津市寶通輕集料有限責任公司) : As at the end of the year, the Company invested Rmb 2 million in Tianjin Baotong Light Mass Materials Company Limited, representing 20% of its registered capital. The principal activities of the company are the production and sales of high resistance and light mass materials. In 2001, the company was still at the set up stage. The company will actively devote its effort to the introduction of high technology into the construction of urban infrastructures.

(3) Major suppliers and customers of the Company

Tianjin Sewage Company, being the representative of the Tianjin Municipal Government, is the Company's major customer and engages the Company to process the urban sewage of the Tianjin city on its behalf. Since Tianjin Sewage Company and the controlling shareholder of the Company are both under the supervision of the Tianjin Municipal Engineering Bureau, they are regarded as related parties. The major business of the Tianjin Sewage Company is the maintenance, operation, development and construction of pipelines, pumping station, rain and sewage water canals, drainage facilities, sewage water treatment plants; maintenance, installation of electrical equipment and drainage techniques consultation services. The income from sewage water treatment plants of the Company is dervied pursuant to the "Sewage Water Processing Agreement" entered into between the Company and Tianjin Sewage Company.

(4) Problems and difficulties occurred during the course of operation and solutions thereof

a. In 2001, the sewage water treatment facilities in Dongjiao Sewage Water Treatment Plant underwent repair and maintenance. Expansion work was carried out at the Jizhuangzi Sewage Water Treatment Plant. During the process of the above mentioned work, the construction operations had not caused interruption to the production operations as a result of the implementation of appropriate scheduling of construction. Therefore, smooth operation of the repair and maintenance of the facilities and the volume of water treatment were achieved.

b. Owing to the construction and maintenance carried out at roads surrounding Tianjin city, the volume of tolled traffic flow decreased. The Company enhanced the supervision and management at the toll stations, thus increasing the efficiency of the toll collection and the quality of management. At the same time, taking into account the reduction in toll and traffic flow, the Company shut down some lanes, and reduce the number of staff at the toll stations in order to save salary expenses and other related costs.

1. OPERATIONS OF THE GROUP *(Cont'd)*

(5) Operation plans for the year disclosed previously by the Company

a. During the year, the Company completed the investment in Tianjin Water Recycling Company Limited in which the Company has controlling interest. The total investment is Rmb 18 million.

b. During the year, the Company did not acquire the Haihe Bridge construction-in-progress from Tianjin Municipal Investment Company Limited, in view of the significant amount of investment in the project. At the same time, in order to strengthen its principle operation, the Company acquired a number of sewage water treatment plants under construction, and entered into a project management contract with Tianjin Municipal Investment Company Limited in respect of the project of Haihe Bridge of the Southeastern Half Ring Road of the Middle Ring of Tianjin. On 24th September 2001, adjustment to the above investment plan was considered and passed in the 19th meeting of the Second Board Meeting, and was submitted for the approval at the extraordinary general meeting of the Company. Notice of the Board Meeting resolution was published in the Shanghai Securities, the Hong Kong Wen Wei Po and Hong Kong iMail on 25th September 2001. On 12th November 2001, the resolution on the investment plan was passed at the extraordinary general meeting of the Company. Notice of the extraordinary general meeting resolution was published in the Shanghai Securities, the Hong Kong Wen Wei Po and Hong Kong iMail dated 13th November 2001.

2. INVESTMENTS OF THE GROUP

During the period, the Company invested Rmb 22 million, an increase of Rmb22 million as compared with Rmb nil last year.

(1) a. During the year, the Company invested Rmb 18 million to obtain a 90% controlling interest in Tianjin Water Recycling Company Limited. The scope of the principal operation of the company is the production and sales of recycled water; development and construction of water recycling facilities; manufacture, installation, commissioning and operation of water recycling equipment; water recycling technical consultation, service, training, labour services and car washing.

b. During the year, the Company invested Rmb 2 million in Tianjin Northern Human Resources Company Limited, representing 6.1% of its registered capital. The principal activities of the company are senior executive insurance business; senior executive personnel service business (employment agent, financial guarantee consultation service, personal creditworthiness assessment); enterprise talent assistance project; development and operation of technological project achievements and real estate development and operation business.

c. During the period, the Company invested Rmb 2 million in Tianjin Baotong Qinjilao Company Limited representing 20% of its registered capital. The principal activity of the company is the production and sales of high resistance and light mass materials.

(2) During the year, the Company did not raise any fund. In addition, no balance of funds raised in previous years was brought forward to the reporting period.

3. FINANCIAL CONDITION OF THE GROUP

During the year, the financial condition of the Group has been further improved as compared with that of last year. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers Certified Public Accountants have prepared their unqualified audit reports to the Company. The financial conditions of the Company can be analyzed in detail as follows:

(1) As at 31st December 2001, the total assets of the Group amounted to Rmb 1,926,984,000, representing an increase by 35.75% compared with the total assets of Rmb 1,419,534,000 last year.

(2) As at 31st December 2001, the long term liabilities of the Group amounted to Rmb 36,200,000, representing an increase by Rmb 36,200,000 compared with the long term liabilities of Rmb nil last year, and was mainly attributed to the finance obtained by the subsidiary of the Company.

(3) As at 31st December 2001, the shareholders' equity of the Group amounted to Rmb 1,567,888,000, representing an increase by 11.46% compared with the shareholders' equity of the Company of Rmb 1,406,654,000 last year, and was mainly attributable to the Company's profits for the year.

(4) Profits from the principal operation of the Group for the year was Rmb 431,558,000, representing a decrease by 21.2% compared with the profits from the principal operation of the Company of Rmb 547,639,000 last year, and was mainly attributable to change of the mode in business operations.

(5) Net profit for the year was Rmb 267,634,000, representing an increase by 58.74% compared with the net profit of Rmb 168,604,000 last year.

(6) The net profit for the year of Rmb 47,072,000 was derived from the construction management of sewage water treatment plants. This represented new business of the Group during the year.

4. EFFECT ON THE CHANGES IN OPERATING ENVIRONMENT, MACROECONOMIC POLICIES AND REGULATIONS TO THE COMPANY

Environmental protection business is one of the key important businesses to be developed by the State in the future. The State will gradually increase its investment in environmental protection business during the "Tenth Five Year Plan" period. Urban sewage water treatment is an important segment in the environmental protection business, and has become an important indicator for the evaluation on the internationalization of a city. In the "Notice regarding enhancement of urban water supplies, water saving and water contamination prevention" promulgated by the State Council in November 2000, it was clearly stated that "during the Tenth Five Year Plan period, sewage water treatment facilities should be established in all cities. In 2005, cities of over 500,000 population should attain a sewage water treatment rate of over 60%. In 2010, all cities should attain a sewage water treatment rate of not less than 60%. Sewage water treatment rate in municipalities, provincial capital cities, planned cities and designated scenic tourist cities should not be less than 70%". In the document of "Notice regarding the circulation of "The provisional regulation for the promotion of the development of urban sewage water treatment business in Fujian Province" issued by the National Environment Protection Bureau, the principle stated in the document will have a positive impact on the Company, which has a principal operation of sewage water treatment plant, operation and the business with water recycling, and provided a reliable market guarantee to the scale production of the Company.

4. EFFECT ON THE CHANGES IN OPERATING ENVIRONMENT, MACROECONOMIC POLICIES AND REGULATIONS TO THE COMPANY *(Cont'd)*

Following the entry of the PRC into the WTO, the PRC will undergo further reform and opening. A liberal investment environment is an important warranty for attracting investments in a district and city. With the construction of road networks surrounding the Tianjin city becoming further upgraded, it may have a negative impact to the toll collection business for the urban toll road of the Company.

5. OPERATING PLANS IN THE COMING YEAR

In 2002, the main obligation of the Group is to further improve its structure of corporate governance, and to operate in strict compliance with the relevant rules and regulations. It is necessary to enhance the shareholders meetings, Board and Supervisory meetings, and to fully capitalize on the functions of these meetings. The Company will endeavour to operate in compliance with the law, with a view to enhancing the quality of economic condition. The Company will continue to promote overall budget management, and to increase awareness of the concept of cost and savings; to complete certifications on quality management system, environment protection management system and safety management system; to conduct safety production and safety education in a persistent manner, and to ensure the sewage water treatment plants are operated in a safe and highly efficient manner, and the progress and quality of the construction projects of sewage water treatment plants; to ensure the stability and safety of the toll collection business; to further consolidate the principal operation, and form a business chain of water treatment, water engineering construction, water recycling, sewage water treatment equipment, production development application to form a business structure of competitive strength; to continue the expansion of sewage water treatment business into other districts outside Tianjin city; to aim at profit optimization, actively seek opportunities for growth in profits, and devote best efforts of providing an excellent return to the investors.

(1) To continue to complete the Jizhuangzi Sewage Water Treatment Plant expansion project, the Xianyanglu and Beicang Sewage Water Treatment Plants.

(2) To actively co-operate with international companies who have advanced technology of sewage water treatment in order to enhance the Company's technical skills and management capability.

(3) To develop sewage water treatment markets in other cities, and establish operating markets in (including but not limited to) the Northwestern districts in the PRC, such as Guizhou, Xinjiang, Shaanxi, so as to achieve economies of scale.

(4) To establish technological research and development centre, to develop environmental protection products, equipment and techniques relating to urban sewage water treatments, and to promote the development of the enterprise through technological development and application.

(5) To proceed with the integrated certification of ISO9001, ISO14001 and OHSAS18001, so that the works of the Company will be more scientific, systematic and institutionalized.

(6) To capitalize on the capital market for the raising of funds for the construction in progress.

6. REVIEW OF BOARD ACTIVITIES

(1) The Board of Directors' meetings and resolutions during the reporting period

The Board of Directors of the Company convened seven board meetings in 2001:

1. The 15th meeting of the Second Board of Directors was convened on 9th February 2001. The following written resolutions were made pursuant to Section 96(6) of the Articles of Association of the Company:

   The Company has hold the 16th meeting of the Second Board of Directors on 16th March 2001 in Hong Kong The detailed notice for the meeting has been given to each director ten days prior to the meeting.

2. The 16th meeting of the Second Board of Directors was convened at 36/F, Asia Pacific Finance Tower, 3 Garden Road, Central, Hong Kong on 16th March 2001, and passed the resolutions as follows:

   a. Report of the Directors of the Company for 2000;

   b. Financial and accounting statements of the Company for 2000, which were audited by domestic and foreign accounting firms;

   c. Annual Report 2000 and Summary of the Annual Report 2000 as announced within the PRC and overseas;

   d. Final Financial Report for 2000 and Financial Budget for 2001 of the Company;

   e. Proposal for the Profit Appropriation Plan of the Company for 2000;

   f. Proposal for the Profit Appropriation Policies of the Company for 2001;

   g. Recommendation relating to the appointment of accounting firms for the provision of audit services to the Company;

   h. Proposal for the amendment of the Articles of Association;

   i. Development plan of the Company for 2001;

   j. Resolution for convening the Annual General Meeting 2000 of the Company (i.e. the Nineth shareholders' meeting of the Company).

   The announcement of the resolutions of this extraordinary meeting of the Board of Director was published in Shanghai Securities, Hong Kong's Wen Wei Po and Hong Kong iMail on 19th March 2001.

6. REVIEW OF BOARD ACTIVITIES *(Cont'd)*

(1) The Board of Directors' meetings and resolutions during the reporting period *(Cont'd)*

3. The 17th meeting of the Second Board of Directors was convened on 25th April 2001. The following written resolutions were made pursuant to Section 96(6) of the Articles of Association of the Company:

   The Board of Directors of the Company received a resolution from Tianjin Municipal Investment Company Limited, the controlling shareholder of the Company on 25th April 2001. It was proposed that an additional resolution, namely to consider and approve the grant of a mandate to issue and allot new Shares (H Shares) to the Board of Directors to be adopted by the Company at the Annual General Meeting 2000 (i.e. the 9th shareholders' meeting of the Company) to be convened on 8th May 2001 as a special resolution.

   The Board of Directors of the Company accepted the resolution after review and proposed to the Annual General Meeting 2000 of the Company convened on 8th May 2001 as a special resolution.

   The announcement of the resolutions of this extraordinary meeting of the Board of Director was published in Shanghai Securities, Hong Kong's Wen Wei Po and Hong Kong iMail on 26th April 2001.

4. The 18th meeting of the Second Board of Directors was convened on 31st July 2001, with the following resolutions passed:

   a. Report of the Board of Directors for the first half year of 2001;

   b. Interim financial and accounting statements of the Company for 2001, which were audited by local accounting firms in accordance with the independent Statement of Auditing Standards by registered accountant of the PRC;

   c. Interim financial and accounting statements of the Company for 2001 which were audited by foreign accounting firms in accordance with the Statement of Auditing Standards issued by the Hong Kong Society of Accountants;

   d. Interim Report 2001 and Summary of the Interim Report 2001 as announced within the PRC and overseas;

   e. Interim profit appropriation plan of the Company for 2001;

   f. Proposal of the Company for the second half year of 2001;

   g. Establishment and working procedures of the Audit Committee;

   h. Establishment of the Audit Committee comprised of independent directors by the Board of Directors of this year.

   The announcement of the resolutions of this extraordinary meeting of the Board of Director was published in Shanghai Securities, Hong Kong's Wen Wei Po and Hong Kong iMail on 1st August 2001.

6. REVIEW OF BOARD ACTIVITIES *(Cont'd)*

(1) The Board of Directors' meetings and resolutions during the reporting period *(Cont'd)*

5. The 19th meeting of the Second Board of Directors was convened on 24th September 2001, with the following resolutions passed:

   a. Passed the "Agreement on the transfer of the construction-in-process of the Beicang sewage treatment plant" entered into by the drainage company of Tianjin and the Company (related Directors Ms. Ma Baiyu, Mr. Zhang Wenhui, Mr. Wang Yueqing, Mr. Zhu Min abstained from voting), and the Agreement would be put forward at the extraordinary general meeting.

   b. Passed the "Agreement on the transfer of the construction-in-process of the Jizhuangzi sewage treatment plant (expansion)" entered into by the drainage company of Tianjin and the Company (related Directors Ms. Ma Baiyu, Mr. Zhang Wenhui, Mr. Wang Yueqing, Mr. Zhu Min abstained from voting), and the Agreement would be put forward at the extraordinary general meeting.

   c. Passed the "Agreement on the transfer of the construction-in-process of the Xianyanglu sewage treatment plant" entered into by the drainage company of Tianjin and the Company (related Directors Ms. Ma Baiyu, Mr. Zhang Wenhui, Mr. Wang Yueqing, Mr. Zhu Min abstained from voting), and the Agreement would be put forward at the extraordinary general meeting.

   d. Passed the "Agreement on the payment of the construction-in-process of the sewage treatment (expansion)" entered by the drainage company of Tianjin and the Company (related Directors Ms. Ma Baiyu, Mr. Zhang Wenhui, Mr. Wang Yueqing, Mr. Zhu Min abstained from voting), and the Agreement would be put forward at the extraordinary general meeting.

   e. Passes the proposal relating to the continuation of the original construction contract after the transfer of the construction-in-process of the sewage treatment of the Company (related Directors Ms. Ma Baiyu, Mr. Zhang Wenhui, Mr. Wang Yueqing, Mr. Zhu Min abstained from voting), and the Proposal would be put forward at the extraordinary general meeting.

   f. Passed the "Contract of the Management of the Haihe Bridge of the Southeastern Half Ring of the middle ring" entered into by Tianjin Municipal Investment Company Limited and the Company (related Directors Ms. Ma Baiyu, Mr. Zhang Wenhui, Mr. Wang Yueqing, Mr. Zhu Min abstained from voting), and the Contract would be put forward at the extraordinary general meeting.

   g. Passed the proposal for the amendment the Articles of Association of the Company to be put forward at the extraordinary general meeting, and the Proposal would be put forward at the extraordinary general meeting.

6. REVIEW OF BOARD ACTIVITIES *(Cont'd)*

(1) The Board of Directors' meetings and resolutions during the reporting period *(Cont'd)*

h. Passed the proposal of the details disclosed in Chinese and English announcements of the connected transactions relating to this transfer of the construction-in-process of the sewage treatment project and the Haihe Bridge Management Agreement in the specific newspapers in and outside the PRC. The Chinese and English announcements of these connected transactions had been posted in the specific newspapers in the PRC and Hong Kong on 25th September 2001 and 26th September 2001, respectively.

i. Decided to hold the extraordinary general meeting of the Company on 12th November 2001 in Tianjin. Decisions relating to this transfer of the construction-in-process of the sewage treatment, the acceptance of the management of the Haihe Bridge projects and the amendment of the Articles of Association had been made.

j. Passed and authorized the Directors of the Company for and on behalf of the Company to sign, execute, perfect and deliver or to authorize other persons to sign, execute, perfect and deliver all such agreements and contracts, other than others matters, and to do all such acts, matters and things as they may in their discretion consider necessary, expedient or desirable to give effect to and implement the ongoing connected transactions relating to the "Agreement on the payment of the construction-in-process of the sewage treatment (expansion)", "Construction Project Contract" and "Contract of the Management of the Haihe Bridge Project", and to waive compliance from or make and agree such variations of a non-material nature to any of the terms of any of the "Agreement on the payment of the construction-in-process of the sewage treatment (expansion)", "Construction Project Contract" and "Contract of the Management of the Haihe Bridge Project" as they may in their discretion consider to be desirable and in the interest of the Company.

The announcement of the proposed resolutions to be passed at the extraordinary meeting held on 12th November 2001 prepared by the Board of Director was published in Shanghai Securities on 25th September 2001, Hong Kong's Wen Wei Po and Hong Kong iMail on 26th September 2001.

6. The 20th meeting of the Second Board of Directors was convened on 19th October 2001. The following written resolutions were made pursuant to Article 6 of Section 96 of the Articles of Association of the Company:

The 4th resolution as stated in the announcement relating to the holding of the extraordinary general meeting on 12th November 2001 mentioned above is amended as follows:

Original 4th resolution: to approve, ratify and confirm the execution of the Sewage Water Plants Fee Agreement entered into between the Company and Tianjin Sewage Company on 24th September 2001 and the annual caps for this ongoing connected transactions.

6. REVIEW OF BOARD ACTIVITIES *(Cont'd)*

(1) The Board of Directors' meetings and resolutions during the reporting period *(Cont'd)*

Amended 4th resolution: to approve, ratify and confirm (i) the execution of the Sewage Water Treatment Plants Construction Fee Agreement entered into between the Company and Tianjin Sewage Company on 24th September 2001 and the annual caps for this ongoing connected transaction; and (ii) the revision to the Sewage Water Processing Agreement pursuant to the Sewage Water Treatment Plants Construction Fee Agreement and the annual caps for this ongoing connected transaction.

The announcement of the resolutions of this extraordinary meeting of the Board of Director was published in Shanghai Securities News, Hong Kong's Wen Wei Po and Hong Kong iMail on 22nd October 2001.

7. The 21st meeting of the Second Board of Directors was convened on 2nd November 2001. The following written resolutions were made pursuant to Article 6 of Section 96 of the Articles of Association of the Company:

   a. The Company and other promoters initiated the establishment of Tianjin Beifang Rencaigang Company Limited, and invested Rmb 2 million to the Tianjin Beifang Rencaigang Company Limited and has become the shareholders of that limited stock company.

   b. The Company, Tianjin Underground Railway Corporation, Tianjin Road Construction (天津地下鐵道總公司) and Development Company Limited (天津市公路建設發展有限公司), Tianjin Binhai City Municipal Construction and Development Company Limited (天津市濱海市政建設發展有限公司) and Tianjin Xinjinding Ranching Technology Development Company Limited (天津市鑫金鼎牧業科技發展有限公司) invested to establish Tianjin Baotong Light Mass Materials Company Limited. The Company invested Rmb 2 million, representing 20% of the registered capital of that company.

(2) The Board of Directors' execution of resolutions of the shareholders' meeting

During the period, the Board of Directors of the Company has strictly complied with the resolutions and mandates of the shareholders' meetings, the Company Law, Securities Ordinances and the Articles of Association of the Company, to duly execute all the resolutions passed at the shareholders' meetings. The Board of Directors' execution was as follows:

1. Execution of the profit appropriation of the Company for 2000

   There was neither profit appropriation nor increase of share capital of the Company by transfer from Reserve Funds in 2000.

2. Execution of the resolution relating to the application for the issue of new Share to the public by the Company in 2001

   During the period, the Company made an attempt to apply for the issue of new Shares (H Shares) pursuant to the resolutions and mandates of the shareholders' meetings in 2000. However, the work was not completed during the period because of the unfavourable market situation.

7. PROPOSAL ON PROFIT APPROPRIATION AND NOT TO INCREASE SHARE CAPITAL BY TRANSFERRING FROM CAPITAL RESERVE FUND

The realized net profit of the Company for 2001 is Rmb 267,633,944, which had been audited by PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd. in accordance with the independent auditing standards of Certified Public Accountants in the PRC and by PricewaterhouseCoopers Certified Public Accountants of Hong Kong in accordance with the Statements of Auditing Standards issued by the Hong Kong Society of Accountants. In accordance with the Articles of Association of the Company, an appropriation of Rmb 26,763,394, representing 10% of net profit, is made to the statutory common reserve and of Rmb 13,381,697, representing 5% of net profit, to the statutory provident fund. After these appropriations and together with Rmb 6,260,113 undistributed profit brought forward from 2000, the profit distributable to shareholders for the year is Rmb 233,748,966. The Board of Directors has finalised the profit appropriation proposal for the year which is to distribute Rmb 0.80 cash dividend (tax included) for every 10 shares held by the shareholders on the basis of an aggregate of 1,330,000,000 shares at the end of 2001. Dividends to be distributed amounted to Rmb 106,400,000. There will be no transfers from Capital Reserve Funds to increase the share capital for the year. The above proposal on profit appropriation and not to transfer Capital Reserve Funds to increase the share capital shall be put forward at the shareholders' annual general meeting. The actual policy on profit appropriation for 2001 is consistent with the expected policy as stated in the Annual Report 2000.

8. ANY OTHER BUSINESS

The designated newspapers for the disclosure of the information by the Company are Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail. There is no change relating to the designated newspapers for the disclosure of information.

Ma Baiyu
Chairman



Tianjin, the PRC
28th February 2002

1. THE CONDITIONS OF CORPORATE GOVERNANCE

In strict compliance with the Companies Law, Securities Law and the requirements on laws and regulations related to China Securities Regulatory Commission, the Company devotes a lot of efforts to improve the corporate governance structure of the Company under the system of legal person, so as to establish modern enterprise system and achieve standardization on the operations of the Company. Pursuant to the requirements of the "Principles of corporate governance of listed companies" as promulgated by the China Securities Regulatory Commission and State Economic and Trade Commission on 7th January 2002, the Company would, subject to the approval from the Annual General Meeting 2001 to be held on 16th April 2002, amend the Articles of Association and adopted the Job Guidelines for the General Manager in the managers' conference of the Company. At the same time, the Company will consider and approve the Rules for governing the procedures for operating the shareholders general meeting, the Rules for governing the procedures for operating the board meeting and the Rules for governing the procedures for operating the Supervisory Committee in the Annual General Meeting 2001. These rules strictly comply with the relevant provisions of China Securities Regulatory Commission, Shanghai Stock Exchange and Hong Kong Stock Exchange. The main content is as follows:

(1) For the shareholders and the general meeting: the Company shall ensure that all shareholders, especially major and minority shareholders are ranked pari passu with each other. This will ensure that all shareholders can fully exercise their own rights. The Company has formulated the rules for governing the procedures for operating the shareholders' general meeting, and is thus capable to convene and hold shareholders' general meeting, and choose the place of meeting as to accommodate as many shareholders as possible to attend and exercise their voting rights in strict compliance with the provisions of the Standard Opinion. The connected transactions of the Company are fair and reasonable and the bases for determining the price are adequately disclosed.

(2) For the relationship between the controlling shareholders and the listed companies: standardization on the conduct of the controlling shareholders, so as not to bypass the shareholders' general meeting and intervene in the companies' decisions and operations. The Company and the controlling shareholders shall be independent on "Five Aspects" including staff, assets, finance, organization and business. The Board of Directors, Supervisory Committee and the internal departments of the Company shall function independently.

(3) For the directors and the Board of Directors: The Company shall strictly comply with the provisions of the Articles of Association on election and appointment of directors. It will further enhance the election and appointment of directors and devote efforts to the implementation of cumulative voting system. The number of directors and composition of the Board of Directors of the Company shall comply with the laws and regulations. The Board of Directors of the Company formulated the rules of procedure for the Board. All directors of the Company shall attend the board meetings and shareholders' general meetings in a serious and responsible manner, actively participate in training, aware of the relevant laws and regulations, and understand the rights, duties and responsibilities as a director. The Company established the system of independent director under the relevant provisions. The Board of Directors consists of three independent directors, constituting one-third of the board members. Committees for remuneration and audit were also established.

1. THE CONDITIONS OF CORPORATE GOVERNANCE *(Cont'd)*

(4) For Supervisors and Supervisory committee: There are six supervisors in total. The number and composition of supervisors comply with the laws and regulations. The Supervisory Committee of the Company formulated the rules of proceedings for the Supervisory Committee. The Supervisors of the Company shall perform their duties in a serious manner. They shall supervise on behalf of the shareholders the Company's financial conditions, and the compliance with the laws and regulations by the Company's Manager and other senior management during performing their duties.

(5) For the appraisal, motivation and control mechanism: The Company is establishing open and fair appraisal standards and motivation and control mechanism for Directors, Supervisors and Managers. The management is recruited on an open basis that adequately reflect open, equal and fair principles.

(6) For the interested parties: The Company can fully respect and safeguard the legal rights of other interested parties such as banks and other creditors, staff, consumers to promote the viable and healthy development of the Company.

(7) In connection with information disclosure and transparency: The Company assigns the Secretary of the Board of Directors to be in charge of information disclosure, reception of visiting shareholders and consultation. The Company shall strictly comply with the laws, regulations and the Articles of Association to disclose true, accurate and complete information in a timely manner. It ensures that all shareholders have equal opportunities to access the information. The Company can disclose the details of connected transactions, information of substantial shareholders and the actual controlling party of the Company on time under the relevant provisions.

Since its establishment, the Company functions pursuant to the Company Law, Securities Law and the relevant laws and regulations promulgated by the China Securities Regulatory Commission, and operates in accordance with the relevant rules of proceedings and the Principles of corporate governance of listed companies promulgated by the China Securities Regulatory Commission on 7th January 2002, with an aim to maximize its profits and protect the benefits of major and minority shareholders.

2. AN OVERVIEW ON THE PERFORMANCE OF DUTIES BY INDEPENDENT DIRECTORS

The Company established the system of independent directors in accordance with Rules governing the listing of securities on the Stock Exchange of Hong Kong Limited. There are three independent directors in the Board of Directors, constituting one-third of the total number of board members. Each of the independent director is familiar with the conditions of the Company's business and operations, attend board meetings and shareholders' general meetings in a serious and responsible manner and give independent opinions. They have been actively participated in training so as to understand the rights, duties and responsibilities of an independent director. According to the provisions of Guiding opinions in respect of establishing independent directors' system by listed companies as promulgated by the China Securities Regulatory Commission. As the existing independent director Mr Li Weibin is the partner of the Company's legal advisors in Hong Kong, Li & Partners, and Mr Guan Weili has been the Company's independent director for more than six years, they are not eligible to be the Company's independent directors. Accordingly, Messrs Li Weibin and Guan Weili will submit a proposal to the Company's Board of Directors to resign as the Company's independent director. In order to further strengthen the system of independent director and enhance the Company's structure of corporate governance, the Company's Board of Directors will nominate candidates as the Company's new independent directors.

3. SEPARATION OF POWERS BETWEEN THE COMPANY AND CONTROLLING SHAREHOLDERS WITH RESPECT TO THE MATTERS INCLUDING STAFF, ASSETS, FINANCE, ORGANIZATION AND BUSINESS

(1) Separation of staff: The Company is independent from the controlling shareholders on aspects such as labour, personnel and salaries management. It sets up an independent labour and personnel functions department. Senior management staff such as general manager, deputy general manager, chief accountant, secretary of the Board of Directors receive their salaries from the Company and do not take up any important positions other than directors in the entities of the controlling shareholders.

(2) Right to assets: All assets relating to the production and operation of the Company will be owned by the Company.

(3) Financial independence: The Company has set up an independent financial and accounting department, and established independent account and audit system and financial management system. It has opened separate accounts in banks.

(4) Organizational independence: The Company established organizational structure absolutely independent from controlling shareholders with a separate place of business.

(5) Separation of business: The Company is independent from controlling shareholders in the conduct of its business, with independent capability on business and decision making.

4. THE APPRAISAL AND MOTIVATION MECHANISM FOR SENIOR MANAGEMENT

The Board of Directors of the Company assesses the performance indicators and standards of senior management. The Company will establish the relevant reward system in appropriate time and launch the motivation mechanism for directors, supervisors and senior management.

An overview of the shareholders' general meetings

The Company held two shareholders' general meetings in 2001, including 2000 annual general meeting and 2001 extraordinary general meeting:

1. In respect of convening and holding of Annual General Meeting 2000, the Company published the time, place, resolutions to be considered and approved and other businesses together with the notice of general meetings by way of announcements on Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail. The notice of general meetings had also been sent by pre-paid post to the H Shares shareholders of the Company.

   The Company held the Annual General Meeting 2000 at 2/F., Buckingham Palace Room, Tianjin Lizunde Hotel, 33 Taiyezhuan Road, He Ping District, Tianjin, the PRC on 8th May 2001. There were 6 shareholders holding 1,167,359,100 shares, representing 87.77% of the total number of the Company's shares, present in person or by proxy at the AGM in compliance with the relevant provisions of the Company Law and Articles of Association. The General Manager, Ms Ma Baiyu, was the chairlady of the Meeting.

   The Meeting passed the following resolutions by way of a show of hands:

   (1) The Report of Directors of the Company 2000 was considered and approved;

   (2) The Report of the Supervisory Committee 2000 was considered and approved;

   (3) The Accounts of the Company for 2000, as respectively audited by the PRC and international certified public accountants, were considered and approved;

   (4) The profits appropriation plan of the Company for 2000 was considered and approved;

   (5) The appointment of certified public accountants as auditors of the Company was considered and approved;

   (6) The 2001 development plan of the Company was considered and approved;

   (7) The amendments of the Articles of Association of the Company was considered and approved;

   (8) The authorization of the Board of Directors on allotment and issue of new (H) shares was considered and approved.

   The resolutions of the Shareholders' General Meeting were published in Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail on 9th May 2001.

2. In respect of convening and holding of the Extraordinary General Meeting for 2001, the Company published the time, place, resolutions to be considered and approved and other businesses together with the Notice of Extraordinary General Meetings by way of announcements on Shanghai Securities on 25th September 2001, Hong Kong Wen Wei Po and Hong Kong iMail on 26th September 2001. The Notice of Extraordinary General Meeting had also been sent by pre-paid post to the H Shares shareholders of the Company.

The Company held the Extraordinary General Meeting for 2001 at the Conference Room, Level 2, Sheraton Tianjin Hotel, Zi Jin Shan Road, He Xi District, Tianjin, the PRC on 12th November 2001. There were 2 shareholders holding 840,282,750 shares, representing 63.18% of the total number of the Company's shares, present in person or by proxy at the extraordinary general meeting, in compliance with the relevant provisions of the Company Law and Articles of Association. The General Manager, Ms Ma Baiyu, was the chairlady of the Meeting.

The Meeting passed the following resolutions by way of a show of hands:

(1) The execution of the Transfer Agreement for Beicang Sewage Treatment Plant (under construction) entered into between Tianjin Sewage Company and the Company on 24th September 2001 was considered and approved;

(2) The execution of the Transfer Agreement for the expansion project of the Jizhuangzi Sewage Treatment Plant Plant (under construction) entered into between Tianjin Sewage Company and the Company on 24th September 2001 was considered and approved;

(3) The execution of the Transfer Agreement for Xianyanglu Sewage Treatment Plant (under construction) entered into between Tianjin Sewage Company and the Company on the 24th September 2001 was considered and approved;

(4) The execution of (i) the agreement on the fees for the expansion project of the Sewage Treatment Plants entered into between Tianjin Sewage Company and the Company on 24th September 2001 and the annual caps for this ongoing connected transaction; and (ii) the revision to the Sewage Water Processing Agreement pursuant to the Sewage Water Plants fee Agreement and the annual caps for this ongoing connected transaction was considered and approved;

(5) The replacement of original construction project contract after the transfer of construction-in-progress project of Sewage Water Plant Contract and the annual caps for this ongoing connected transaction was considered and approved;

(6) The execution of the Agreement for the project management of the construction of Haihe Bridge entered into between the Company and Tianjin Municipal Investment Company Limited on 24th September 2001 and the annual caps for this ongoing connected transaction was considered and approved;

(7) The Company's Ongoing Connected Transactions (including the Contractor Contracts, the Haihe Bridge Management Agreement and the Sewage Water Plants Fee Agreement) and their respective upper limits on the annual caps in any financial year under the waiver application was considered and approved;

(8) The Directors were hereby authorized for and on behalf of the Company, among other matters, to sign, execute, perfect, deliver or to authorize signing, executing, perfecting and delivering all such agreements and contracts including but not limited to the Agreement on the fees for the expansion project of the Sewage Treatment Plants, Contractor Contracts and Haihe Bridge Management Agreement, and to do or authorize doing all such acts, matters and things as they may in their discretion consider necessary, expedient or desirable to give effect to and implement the Ongoing Connected Transactions pursuant to the Agreement on the fees for the expansion project of the Sewage Treatment Plants, Contractor Contracts and Haihe Bridge Management Agreement, and to waive compliance from or make and agree such variations of a non-material nature to any of the terms of any of the Agreement on the fees for the expansion project of the Sewage Treatment Plants, Contractor Contracts and Haihe Bridge Management Agreement as they may in their discretion consider to be desirable and in the interest of the Company;

(9) The resolution of amendment on the Articles of Association of the Company was considered and approved.

The Announcement of Results of the Extraordinary General Meeting was published in Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail on 13th November 2001.

3. Election and change of directors and supervisors:

During the reporting period, Mr. Jing Shikui resigned as a Supervisor of the Company. The Company resolved to approve the resignation of Mr. Jing Shikui from the office of Supervisor and elected Mr. Zhang Mingqi as the Supervisor representing the Company staff on 19th September 2001 for a term of three years.

1. BOARD OF DIRECTORS

Ms. Ma Baiyu, aged 39, is the Chairman and general manager of the Company. Ms. Ma graduated from Nan Kai University in the PRC in 1996 with a master degree in economics. Ms. Ma joined the Urban Construction Bureau in 1985 as an assistant supervisor and a lecturer. From 1996 to 1998, Ms. Ma worked as the chief economist in Tianjin Road Construction and Development Company Limited. She joined TMICL in 1998 as the deputy chairman and the general manager. Ms. Ma has over ten years' experience in the urban construction industry. Ms. Ma has been the Chairman and general manager of TCEPC since December 2000.

Mr. Zhu Min, aged 47, is the executive director of the Company and the head of Tianjin Road & Bridge Department. Mr. Zhu has over fifteen years' experience in the road and bridge construction industry. Mr. Zhu graduated from Tianjin University in the PRC in 1999 with a master degree in business administration. Since December 1993, Mr. Zhu held a number of senior positions ranging from the head of the Equipment Division of the Tianjin Urban Construction Bureau to the head of Tianjin Road & Bridge Department. Mr. Zhu has been the director of TCEPC since December 2000.

Mr. An Pindong, aged 33, is the executive director and the financial controller of the Company. Mr. An has been the assistant chief accountant of TMICL since December 1999. Mr. An graduated from Tianjin Finance Institute in 1991 with a degree in accountancy. From 1992 to 1997, Mr. An was involved in the Hu Ning Expressway project and was responsible for the accounting and finance functions of such project. In 1997, he was transferred to Tianjin Jin Zheng Transportation Development Company Limited as a finance manager. Mr. An has been the director and financial controller of TCEPC since December 2000.

Mr. Gu Qifeng, aged 35, is the executive director and chief engineer of the Company. Mr. Gu has been the chief engineer of TMICL since November 1998. Mr. Gu graduated from Tong Ji University in the PRC in 1998 with a master degree specialising in highways, city road and airport projects. Prior to the joining in TMICL, Mr. Gu held various senior positions in the Tianjin Urban Construction Bureau. Mr. Gu was responsible for the supervision of the construction of Ji Qing Expressway, Hu Ning Expressway and Dang Jin Expressway. Mr. Gu has been the director and chief engineer of TCEPC since December 2000.

Mr. Wang Yueqing, aged 57, is the executive director of the Company and the chief accountant of the Tianjin Sewage Management Division. Mr. Wang has held various senior positions in the Tianjin Urban Construction Bureau since 1964, ranging from assistant supervisor, head of finance department to chief accountant of Tianjin Sewage Management Division. Mr. Wang has been the director of TCEPC since December 2000.

Mr. Zhang Wenhui, aged 46, is the executive director of the Company and has been the head of Tianjin Sewage Management Division since August 1994. Mr. Zhang graduated from the Business School of Tianjin University with a master degree in engineering. Mr. Zhang has held various senior positions in the Tianjin Sewage Management Division since December 1980, ranging from deputy head of Tianjin Sewage Management Division — No. 4 Branch to deputy head of the Tianjin Sewage Management Division to head of Tianjin Senior Mangement Division. Mr. Zhang has been the director of TCEPC since December 2000.

1. BOARD OF DIRECTORS *(Cont'd)*

Mr. Li Weibin, aged 40, independent non-executive director, is a senior partner of Li & Partners, a firm of solicitors in Hong Kong. He graduated from the Chinese University of Political Science and Law in Beijing, the PRC, the Postgraduate School of the Chinese Academy of Social Sciences in Beijing, the PRC and the University of Hong Kong with a Bachelor of Laws degree, a Master of Laws degree and a Bachelor Degree in Common Law respectively. Mr. Li is admitted to practice law in the PRC, Hong Kong and England and Wales. He is the first PRC lawyer admitted in Hong Kong to practice the laws of Hong Kong. Mr. Li is also a China-Appointed Attesting Officer and has worked in the legal field for over 15 years. Mr. Li has been the independent non-executive director of TCEPC since December 2000.

Mr. Chan Boon Teong, aged 59, is the chairman and one of the founders of Coastal Realty Group Ltd, the shares of which are listed on The Stock Exchange of Hong Kong Limited. He graduated from the Imperial College of the University of London, United Kingdom with a bachelor's degree in Electrical Engineering and also holds master degrees in Electrical Engineering and Operational Research from the Polytechnic University of New York City in the United States. He has over thirty years' experience in commercial, industrial and real estate business in the Southeast Asia region. He also served as a director of the Kowloon Stock Exchange. He is a director of TPV Technology Limited, the shares of which are listed in Hong Kong, and a director of United World Chinese Commercial Bank Limited, a listed company in Taiwan. Mr. Chan is a member of the National Chinese People's Political Consultative Conference and a member of the Standing Committee of the Fujian Province Chinese People's Political Consultative Conference. He is also a member of the Standing Committee of All China Federation of Returned Overseas Chinese. Mr. Chan has been the independent non-executive director of TCEPC since December 2000.

Mr. Guan Weili, aged 58, associate professor, is currently a non-executive director of the Company. Since graduating from the China University of Science and Technology in 1966, he has worked with manufacturing companies as an engineer and with universities as a faculty member in engineering. He also obtained a Master of Business Administration degree in the United States in the early 1980's. Having returned to China in 1993, Mr. Guan became the Dean of the Business Management Department of the Beijing Polytechnic University. He was transferred to the National Administrative Bureau of the State-owned Property under the PRC State Council in 1991 and then appointed to be the Director of Enterprise Department. In 1994, he joined GE Capital Asia Pacific as the Vice President. Since 1996, Mr. Guan has been the President of China Enterprise Consultants and the Honorary Chairman of China Enterprise Appraisals. He is a member of Asian Executive Board of the Wharton School, University of Pennsylvania, the Standing Council Member of China Real Estate Valuer Association, and an arbitrator specialising in the securities industry appointed by China International Economic and Trade Arbitration Commission. He is also a qualified Certified Public Assets Appraiser in the PRC. Mr. Guan has been an independent non-executive director of the Company since 1994.

2. SUPERVISORY COMMITTEE

Ms. Yu Ruihua, aged 55, is the Chairman of the Supervisory Committee, senior engineer. She was the supervisor of the labour union, deputy secretary of the Party Committee and human resources manager of TMICL. Ms. Yu graduated from Tianjin University in 1970. Ms. Yu has more than 16 years' experience in the urban construction and environmental protection related business. She has held various positions in the Urban Construction Bureau, Tianjin Sewage Management Division and Tianjin Municipal No.2 Road Construction Company Limited. From 1984 to 1998, she worked as the deputy head of staff section, head of human resources department and supervisor of Tianjin Municipal No.2 Road Construction Company Limited. In 1999, she joined TMICL. She has been the chairman of labour union and secretary to sub-committee of the Communist Party of TMICL since 1999. She has been the Chairman of the Supervisory Committee of TCEPC since December 2000.

Mr. Chen Baosen, aged 49, is the supervisor of the Company and the assistant manager of the human resources department of TMICL. Mr. Chen has more than seven years' experience in the urban construction related business. From 1984 to 1993, Mr. Chen held various staff-related positions in the Urban Construction Bureau. In 1993, he joined Tianjin Municipal No.2 Road Construction Company Limited as a deputy head of the human resources department. He joined TMICL in June 2000. Mr. Chen has been the supervisor of TCEPC since December 2000.

Mr. Li Kaijian, aged 49, is the supervisor of the Company, chairman of Cheng Jian Group Company. Mr. Li graduated from Tianjin Economic and Management Institute. He joined the Urban Construction Bureau in 1976 and has held various positions ranging from technician to assistant general manager. From 1995 to 2000, Mr. Li was appointed as the chairman and general manager of Tianjin No.2 Urban Highway Construction Company Limited. From January 2000 to March 2000, he became the Dean of Tianjin Urban Construction Design Institute. From 2001, he became the chairman of Cheng Jian Group Company. Mr. Li has been the supervisor of TCEPC since December 2000.

Mr. Shi Chunhua, aged 37, is the supervisor of the Company and has been the deputy head of the internal audit department and finance department of Tianjin Urban Bureau. Mr. Shi graduated from Tianjin Finance Institute in July 1988 with a degree in auditing. From July 1998 to March 2001, Mr. Shi was appointed as deputy head in charge of the department of finance and auditing after he worked in that department for Urban Construction Bureau. Mr. Shi has been the director of TCEPC since December 2000.

Mr. Dou Zhenming, aged 50, is the supervisor of the Company and has been the general manager of Tianjin Bin Hai Urban Construction Company Limited. From 1992 to 1997, Mr. Dou was the assistant manager of Tianjin Urban Construction Company Limited. From 1982 to 1992, he has held various positions in Tianjin No.2 Urban Construction Company Limited. Mr. Dou has been the director of TCEPC since December 2000.

2. SUPERVISORY COMMITTEE *(Cont'd)*

Mr. Zhang Mingqi, aged 44, is the supervisor of the Company. He is the deputy general manager and chairman of the labour union of Dongjiao sewage treatment plant. Mr. Zhang graduated from the Distant Learning Faculty of the college organised by the Chinese Communist Party Central Committee with major in economic management. Mr. Zhang has been working in the management office of Tianjin Sewage Company since 1980 and held various positions ranging from committee member for party affairs, deputy secretary of party sub-committee work for party affairs, deputy secretary of party, sub-committee of motor vehicle team and committee member of disciplinary committee of management office of Tianjin Sewage Company and deputy factory manager and deputy secretary of party sub-committee of Dongjiao Sewage Company. Mr. Zhang has been the supervisor of TCEPC since September 2001.

3. SENIOR MANAGEMENT

Mr. Luo Lianfang, aged 53, is the deputy general manager of the Company. Mr. Luo graduated from United University in 1986. Mr. Luo has more than 20 years' experience in the urban construction business. Before joining TMICL, he held different senior positions in the Urban Construction Bureau from 1964 to 1998. He was the deputy general manager of TMICL from 1998 to December 2000. From December 2000, Mr. Luo became the deputy general manager of TCEPC.

Mr. Lin Wenbo, aged 44, is deputy general manager of the Company and the head of the Dongjiao Plant. Mr. Lin graduated from Tianjin University in 1980 with a bachelor degree. He has over 20 years' experience in sewage water treatment. He worked in the Jizhuangzi Plant from 1983 to 1992 as the division supervisor and the deputy head. Since March 1992, Mr. Lin has been the head of the Dongjiao Plant. He was responsible for the construction and management of the plant. Mr. Lin is now responsible for the overall supervision of the Dongjiao Plant. Mr. Lin has been the deputy general manager of TCEPC since December 2000.

Mr. Liu Wenya, aged 43, is the deputy general manager of the Company and the head of the Jizhuangzi Plant. Since 1982, Mr. Liu has held various managerial positions ranging from supervisor of the technology division to deputy head of the Jizhuangzi Plant. He has been involved in the feasibility studies, construction, research, technology improvement and general management of the plant. He graduated from Tianjin City Construction Institute in 1995. Mr. Liu is now responsible for the overall supervision of the Jizhuangzi Plant. Mr. Liu has been the deputy general manager of TCEPC since 2000.

Ms. Fu Yana, aged 31, is the company secretary and the head of Corporate Affairs Office. Ms. Fu was graduated from Tianjin Education University with a bachelor degree in Journalism. Ms. Fu has been working at Tianjin Sewage Management Division following graduation. Ms. Fu joined TMICL in August 1998 and served as the deputy director and director of the General Office. Ms. Fu has been the company secretary of TCEPC since December 2000.

Mr. Ip Pui Sum, aged 42, is the company secretary. Mr. Ip graduated from the Hong Kong Polytechnic University with a Higher Diploma in Accountancy in 1982. He had worked in Price Waterhouse Hong Kong and is a certified public accountant in Hong Kong. Mr. Ip has more than 18 years of experience in accounting and company secretarial matters. Mr. Ip was awarded a master degree in business administration in 1996. Mr. Ip has been the company secretary of TCEPC since December 1994.

PRINCIPAL ACTIVITIES

Prior to the asset exchange on 20th December 2000, the principal activity of the the Company and its subsidiaries (the" Group") was the manufacturing of chemical raw materials. Following the completion of asset exchange, the principal activity of the Company was changed to environmental protection and city construction. The Company is the only listed vehicle of the Tianjin Municipal Government that is engaged in environment protection and urban infrastructure construction. The net profit of the Group in 2001, as prepared in accordance with PRC GAAP and HK GAAP, were all Rmb 267,634,000. The accounts for these operations are set out in the appropriate sections of this annual report.

FINANCIAL SUMMARY

A summary of the Group's results and assets and liabilities for the last five years prepared under PRC GAAP is set out on pages 8 and 9 of the annual report.

A summary of the Group's results and assets and liabilities for the last five years prepared under HK GAAP is set out on page 10 of the annual report.

RESULTS AND APPROPRIATIONS

The results and profit appropriation of the Company for the year ended 31st December 2001 as prepared in accordance with PRC GAAP and HK GAAP are set out in the profit and loss account and the profit appropriation statement on pages 53 and 54, and the profit and loss account on page 89 of this annual report, respectively.

An analysis of the Group's turnover and contribution to operating profit/(loss) after finance costs by principal activities based on the accounts prepared under HK GAAP is as follows:

	Turnover		Operating profit/(loss) before taxation (including finance costs)	
	2001	2000	**2001**	2000
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Chemical Business:				
Sale of goods	—	3,483,874	—	(86,222)
Recovery of certain assets at gross value	—	—	—	241,975
	—	3,483,874	—	155,753
Finance management	—	2,407	—	(995)
Recovery of certain assets at gross value	—	—	—	12,165
	—	2,407	—	11,170
New Business:				
Sewage water processing	**394,957**	11,236	**286,499**	9,411
Construction of sewage water treatment plants	**86,007**	—	**70,257**	—
Road and toll stations	**79,663**	2,426	**40,671**	1,581
Haihe Bridge project management	**2,580**	—	**1,918**	—
Total	**563,207**	3,499,943	**399,345**	177,915

DIVIDENDS

The directors did not declare an interim dividend (2000: nil). They recommend the payment of a final dividend of Rmb 0.8 per 10 shares for the year ended 31st December 2001 (2000: nil).

DETAILS OF SHARE CAPITAL

(1) Table of changes in share capital:

During the period under review, the Company has not issued any bonus shares, increased share capital or listed any employee shares.

		Increase/(decrease) during the year					
	Beginning of the year *(Shares)*	Share placement *(Shares)*	Bonus issue *(Shares)*	Transfer of surplus to capital *(Shares)*	Others *(Shares)*	Sub-total *(Shares)*	End of the year *(Shares)*
A. Unlisted shares							
1. Promoter shares comprising:							
State shares	839,020,000	—	—	—	—	—	839,020,000
Legal persons shares	38,485,000	—	—	—	—	—	38,485,000
Sub-total	877,505,000	—	—	—	—	—	877,505,000
B. Listed shares							
1. Domestic listed Rmb ordinary shares	112,495,000	—	—	—	—	—	112,495,000
2. Non-domestic listed foreign currency ordinary shares	340,000,000	—	—	—	—	—	340,000,000
Sub-total	452,495,000	—	—	—	—	—	452,495,000
C. Total	1,330,000,000	—	—	—	—	—	1,330,000,000

(2) Issue and listing of shares:

For the three years ended 31st December 2001, the Company has not issued any shares.

DETAILS OF SHAREHOLDERS

1. The number of shareholders of the Company as at 31st December 2001 is as follows:

Type of shareholders	Number
State shareholder	1
Legal person shareholders	108
Individual shareholders	32,275
Foreign shareholders (H share shareholders)	202
Total	32,586

2. As at 31st December 2001, the top ten shareholders of the Company were as follows:

	Name of shareholders	Class	Number of shares held at the end of the year	Percentage to total share capital
(1)	Tianjin Municipal Investment Company Limited (State shares)	Domestic	839,020,000	63.08
(2)	HKSCC Nominees Limited (foreign shares)	H	334,331,000	25.14
(3)	Shenyang Railway (legal person shares)	Domestic	3,500,000	0.26
(4)	Nanfang Securities Company, Nanjing Branch (legal person shares)	Domestic	2,725,000	0.20
(5)	China Dongfang Trust and Investment Company, Nanchang Sales Department (legal person shares)	Domestic	1,500,000	0.11
(6)	Li Yong (individual shares)	Domestic	1,057,430	0.0795
(7)	Feng Yinglang (individual shares)	Domestic	1,038,541	0.078
(8)	Qingdao Southern District Zhen Yuan Trading Company (legal person shares)	Domestic	1,000,000	0.075
(9)	Minhang Clearing (legal person shares)	Domestic	1,000,000	0.075
(10)	Jianjin Direct Holding (legal person shares)	Domestic	1,000,000	0.075

Notes:

A. Pursuant to the register of the shareholders as provided by the HKSCC Nominees Limited, H Shares were held on behalf of various clients' accounts. There was no client who was interested in more than 5% of the total issued share capital of the Company.

B. Tianjin Municipal Investment Company Limited ("TMICL") holds 839,020,000 shares in the Company, representing 63.08% of the Company's share capital and is the Company's largest shareholder ("Controlling Shareholder"). During the reporting period. TMICL had not pledged any of the Company's shares.

C. The top ten shareholders were not strategic investors of the Company.

D. The top ten shareholders were not related to each other.

DETAILS OF SHAREHOLDERS *(Cont'd)*

3. Controlling shareholder of the Company

Name:	Tianjin Municipal Investment Company Limited
Legal representative:	Mr. Sun Zengyin
Date of incorporation:	20th January 1998
Registered Capital:	Rmb 1,724,278,000
Type:	State wholly-owned enterprise
Structure of shareholding:	The Tianjin Municipal Engineering Bureau owns 100% equity interest in the Company
Scope of operation:	The development, construction and management of city infrastructure projects and auxiliary services, development and operation of city infrastructure, import of technology and equipment for city construction works, promotion for capital investment and project development and construction management (in accordance with the State regulations for specific projects and operations) in city road infrastructure

During the reporting period, there was no change in the controlling shareholder of the Company.

4. Controlling shareholder of the Company's controlling shareholder

The Company's controlling shareholder Tianjin Municipal Investment Company Limited is a state wholly-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau. The Company's ultimate controlling party is the Tianjin Municipal Engineering Bureau.

Controlling party:	The Tianjin Municipal Engineering Bureau
Legal representative:	Mr. Sun Zengyin
Type:	Governmental institutions
Principal activity:	The municipal construction and management of the Tianjin Municipality

5. Other legal persons who were interested in more than 10% (10% inclusive) of the total issued share capital of the Company

During the reporting period, there was no other legal persons who was interested in more than 10% (10% inclusive) of the total issued share capital of the Company.

COMPANY'S MANAGEMENT STRUCTURE AND EMPLOYEES' INFORMATION

1 Directors, Supervisors and Senior Management

Name	Gender	Age	Position	Term	Salary *Rmb'000*	Shareholding at the beginning of the year	Shareholding at the end of the year
Ma Baiyu	F	39	Chairman, General Manager	2000.12.20 - 2003.12.19	400	0	0
An Pindong	M	33	Director, Chief Accountant	2000.12.20 - 2003.12.19	300	0	0
Gu Qifeng	M	35	Director, Chief Engineer	2000.12.20 - 2003.12.19	300	0	0
Zhu Min	M	47	Director	2000.12.20 - 2003.12.19	160	0	0
Wang Yueqing	M	57	Director	2000.12.20 - 2003.12.19	160	0	0
Zhang Wenhui	M	46	Director	2000.12.20 - 2003.12.19	160	0	0
Li Weibin	M	40	Independent Director	2000.12.20 - 2003.12.19	265	0	0
Chan Boon Teong	M	59	Independent Director	2000.12.20 - 2003.12.19	265	0	0
Guan Weili	M	58	Independent Director	1999.6.29 - 2002.6.28	250	0	0
Yu Ruihua	F	55	Chairman of the Supervisory Committee	2000.12.20 - 2003.12.19	300	0	0
Chen Baosen	M	49	Supervisor	2000.12.20 - 2003.12.19	100	0	0
Li Kaijian	M	49	Supervisor	2000.12.20 - 2003.12.19	0	0	0
Dou Zhenming	M	50	Supervisor	2000.12.20 - 2003.12.19	0	0	0
Shi Chunhua	M	37	Supervisor	2000.12.20- 2003.12.19	0	0	0
Zhang Mingqi	M	44	Supervisor	2001.9.19- 2004.9.18	80	0	0
Lin Wenbo	M	44	Assistant General Manager	2000.12.20 - 2003.12.19	200	0	0
Luo Lianfang	M	53	Assistant General Manager	2000.12.20 - 2003.12.19	250	0	0
Liu Wenya	M	43	Assistant General Manager	2000.12.20 - 2003.12.19	200	0	0
Fu Yana	F	31	Company Secretary	2000.12.20 - 2003.12.19	172.6	0	0
Ip Pui Sum	M	42	Company Secretary	2000.12.20 - 2003.12.19	76	0	0

Notes: (1) All directors, supervisors and senior management did not hold any shares in the Company.

(2) The positions of the directors, supervisors and senior management in the Company's shareholders.

The Chairman and General Manager, Ms. Ma Baiyu is the vice-chairman of the Company's Controlling Shareholder Tianjin Municipal Investment Company Limited.

COMPANY'S MANAGEMENT STRUCTURE AND EMPLOYEES' INFORMATION *(Cont'd)*

2. Remunerations of directors, supervisors and senior management

During 2001, salaried directors, supervisors and senior officers of the Company received their annual remuneration pursuant to the provisions of the respective directors' and supervisors' service agreements and staff wages allocation plan of the Company.

The remunerations paid to the present directors, supervisors and senior officers of the Company including basic salaries, various kind of incentives, welfare benefits, allowances, housing subsidy and other subsidies, amounted to Rmb 3,638,600 in aggregate for the year. The remuneration paid to the three highest paid directors was Rmb 1,000,000 in aggregate. The remuneration paid to the three highest paid individuals was Rmb 1,000,000 in aggregate. Allowances paid to Mr. Li Weibin, Mr. Chan Boon Teong and Mr. Guan Weili, all of which were independent directors, were Rmb 265,000, Rmb 265,000 and Rmb 250,000 respectively.

The Company has 20 directors, supervisors and senior officers at present, 17 of which were paid remuneration by the Company. There were four individuals whose annual remuneration was Rmb 300,000 or above. There were six individuals whose annual remuneration was between Rmb 200,000 and Rmb 300,000. There were seven individuals whose annual remuneration was Rmb 200,000 or below. Mr. Hua Kaiting, Mr. Dou Zhenming, and Mr. Shi Chunhua were not paid any remuneration by the Company.

Remunerations of directors and supervisors

	2001	2000
	Rmb'000	*Rmb'000*
Fees	**780**	12
Salaries and other emoluments	**1,960**	553
Pensions	**37**	111
	2,777	676

The remuneration was paid to the directors and supervisors as follow:

	Number	
	2001	2000
Rmb nil - Rmb 1,073,000 (HK$1,000,000)	**15**	25

The above analysis includes the five individuals whose remunerations were the highest in the Group for the year.

COMPANY'S MANAGEMENT STRUCTURE AND EMPLOYEES' INFORMATION *(Cont'd)*

3. Election and change of directors and supervisors

During the reporting period, Mr. Jing Shikui resigned from the Company. The Company's staff representatives meeting resolved on 19th September 2001 to approve the resignation of Mr. Jing Shikui as Supervisor and elected Mr. Zhang Mingqi as Supervisor, representing the Company's staff, for a term of three years.

4. An overview of the Company's staff

As at the end of 2001, the number of staff for the Company was 986 which did not include any staff resigned or retired. Among the Company's staff, 97 of which have professional qualifications, and accounted for 9.84% of the total number of staff. 10 of them have senior titles. 40 of them have intermediate titles. 47 of them of junior titles. The Company has senior expertise in the field of international management and investment, environmental engineering, roads and bridges construction, and engineering management. The expertise portfolio at each segment was managed reasonably.

(1) An analysis of the staff in terms of their function is as follows:

Administration	96 (9.73%)
Finance	13 (1.32%)
Technical	97 (9.84%)
Operating staff at sewage treatment plants and toll stations	780 (79.11%)

(2) An analysis of the staff in terms of their education level:

Postgraduate	5 (0.5%)
University	52 (5.3%)
Post-secondary	472 (47.9%)
Secondary or below	457 (46.3%)

5. Arrangements to purchase shares or debentures

At no time during the year was the Company, its subsidiaries, its fellow subsidiaries or its holding company a party to any arrangements to enable the directors, supervisors or senior management of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

6. Directors, Supervisors and Senior Management's interests in contracts

No contract of significance to which the Company was a party and in which a director, supervisor or member of senior management had a material interest, whether directly or indirectly, existed at the end of the year or at any time during the year.

CONNECTED TRANSACTIONS

During the reporting period, the Company had material connected transactions as follows:

1. Pursuant to the agreement dated 24th September 2001 entered into between the Company and Tianjin Sewage Company regarding the acquisition of the construction-in-progress of the Xianyanglu sewage treatment plant, the Company acquired the construction-in-progress as at 31st July 2001 of the Xianyanglu sewage treatment plant which mainly comprises pipelines of approximately 5.5km with a consideration of Rmb 26,388,098. The consideration was arrived at after arm's length negotiation and on normal commercial teams and is determined with reference to the independent valuations of the construction-in-progress of Xianyanglu sewage treatment plant prepared by the PRC valuer. The directors considered that the terms of the above transactions were fair and reasonable so far as the shareholders were concerned.

2. Pursuant to the agreement dated 24th September 2001 entered into between the Company and Tianjin Sewage Company regarding the acquisition of the construction-in-progress of the expansion project of the Jizhuangzi sewage treatment plant and certain part of the South-east Rural Drainage System, the Company acquired (i) the construction-in-progress as at 31st July 2001 of the expansion project of the Jizhuangzi sewage treatment plant which mainly comprises work-in-progress of ten sedimentation tanks and pipelines of approximately 4.0km; and (ii) the construction-in-progress of certain part of the South-east Rural Drainage System which mainly comprises work-in-progress of rain water pipelines of approximately 1.8 km with a consideration of Rmb 54,943,098. The consideration was arrived at after arm's length negotiation and on normal commercial terms and is determined with reference to the independent valuations of the construction-in-progress of the expansion project of the Jizhuangzi sewage treatment plant prepared by the PRC valuer. The directors considered that the terms of the above transactions were fair and reasonable as far as the shareholders were concerned.

3. Pursuant to the agreement dated 24th September 2001 entered into between the Company and Tianjin Sewage Company regarding the acquisition of the construction-in-progress of the Beicang sewage water plant, the Company acquired the construction-in-progress as at 31st July 2001 of the Beicang sewage treatment plant, which mainly comprises capitalised expense incurred for feasibility drawings and related feasibility reports with a consideration of Rmb 141,496. The consideration was arrived at after arm's length negotiation and on normal commercial terms and is determined with reference to the independent valuations of the construction-in-progress of the Beicang sewage treatment plant prepared by the PRC valuer. The directors considered that the terms of the above transactions were fair and reasonable so far as the shareholders were concerned.

CONNECTED TRANSACTIONS *(Cont'd)*

During the reporting period, the Company has the following ongoing connected transactions and contracts:

1. Pursuant to the Sewage Water Processing Agreement entered into on 10th October 2000, Tianjin Sewage Company agreed to appoint TMICL to process sewage water for a term of 30 years, of which the price is calculated according to the pricing formula. Tianjin Sewage Company is a state-owned enterprise established in the PRC is under the supervision of Tianjin Urban Construction Bureau. The agreement was initially entered into between TMICL and Tianjin Sewage Company, as TMICL then owned and operated the sewage water processing business. Upon the completion of the asset exchange, the rights and obligations of TMICL were automatically assigned to the Company. The Company is the successor of TMICL as a party to the agreement. Pursuant to the pricing formula, the price to be charged on the treatment of sewage water is calculated on the basis of "cost-plus-profit", which has taken into account, amongst others, cost of sewage water treatment and a fixed return on the capital investment together with a performance-related bonus.

2. Pursuant to the Road Repair and Maintenance Agreement entered into on 1st October 2000 and the supplementary agreement entered into on 24th November 2000, Tianjin Urban Road & Bridge Construction Company ("TURBCC") will provide the maintenance and repair for the Southeastern half ring road. TURBCC is a state-owned enterprise established in the PRC, and is under the supervision of Tianjin Urban Construction Bureau. The agreement was initially entered into between TMICL and TURBCC, as TMICL then owned and operated the Southeastern half ring road. Upon the completion of the asset exchange, the rights and obligations of TMICL were automatically assigned to the Company. The Company is the successor of TMICL as a party to the agreement. Pursuant to the terms of the agreement, TURBCC will charge the Company fees according to the rates as provided in [1993] No. 412 as issued by the Ministry of Construction from time to time.

3. Pursuant to the Lease Agreement entered into on 10th October 2000 by the Company and TMICL, the Company will lease from TMICL No. 18 Jinlong Apartment, Shuishang Park North Road, Nankai District, Tianjin, the PRC as its office premises upon the completion of asset exchange. The gross floor area was about 674 square metres. The rent payable by the Company to TMICL is Rmb 450,000 per annum. The rent will be adjusted in accordance with the market rate by an independent valuer once every three years.

4. Pursuant to the Sewage Water Treatment Plants Construction Fee Agreement entered into on 24th September 2001 between the Company and Tianjin Sewage Company, the Company will be entitled to receive from Tianjin Sewage Company during the period from 24th September 2001 up to the completion of the Xianyanglu Sewage treatment plant, the expansion project of the Jizhuangzi sewage treatment plant and the Beicang sewage treatment plant a lump sum fee which is calculated on the aggregate of the fees calculated at 23.7% of the simple average balances of the estimated construction cost of each of the water sewage plants as a reward to the Company to take responsibility in constructing the sewage water treatment plants. The Sewage Water Treatment Plants Construction Fee Agreement has been arrived at after arm's length negotiation and is based on normal commercial terms.

CONNECTED TRANSACTIONS *(Cont'd)*

5. Under the terms of the agreements entered into on 24th September 2001 between the Company and Tianjin Sewage Company regarding the acquisition of the Xianyanglu sewage treatment plant, the expansion project of the Jizhuangzi sewage treatment plant and the Beicang sewage treatment plant, the novation of all contracts' agreements previously signed by Tianjin Sewage Company in relation to the sewage water treatment plants will be transferred to the Company. Accordingly, all the contracts entered into or to be entered into in relation to the construction of the sewage water treatment plants, including the contractor contracts entered into with the parties that are related to the Urban Construction Bureau and are associates of TMICL or their associates, will be transferred to the Company. In addition, after the acquisition of the sewage water treatment plants, the Company will continue entering into contracts, from time to time, with contractors, that are related to the Urban Construction Bureau and are associates of TMICL, for the construction of the sewage water treatment plants.

   The Directors confirm that in selecting and appointing the contractor, the tender system in accordance with the method of «Tianjin construction and Tender Management Method» will be used. The tender system will take into account the contractors' tender specifications. the contractors' experience and the track record and the tender amount in these contractor contracts are negotiated on an arm's length basis and are entered into on normal commercial terms and the construction costs paid by the Company to those parties that are entered into on normal commercial terms and the construction costs paid by the Company to those parties that are related to the Urban Construction Bureau and are associates of TMICL are comparable with those offered by other unconnected contractors for similar types of construction.

6. Pursuant to the Haihe Bridge Management Agreement entered into on 24th September 2001 between the Company and TMICL, the Company will provide project management services to TMICL for the construction of the Haihe Bridge in Tianjin during the period from 24th September 2001 to the completion of the construction of the Haihe Bridge. The Company will be entitled to a management fee of Rmb10,650,000. The fee is determined in accordance with (i) the guideline of "Tianjin City Urban Construction Pricing Guideline" issued by the Urban Construction Bureau, and (ii) the market comparables of similar services provided. The fee will be receivable by the Company according to the percentage of completion of the Haihe Bridge during the construction period of the Haihe Bridge.

The independent directors of the Company have confirmed that the above transactions were entered into on normal commercial terms.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

FIXED ASSETS

Details of the movement in fixed assets during the year as prepared in accordance with PRC GAAP and HK GAAP are set out on pages 69 to 70 and pages 108 to 109 of the annual report respectively.

RESERVES

Details of movements in reserves during the year as prepared in accordance with PRC GAAP and HK GAAP are set out on pages 74 to 75 and pages 112 to 114 of the annual report, respectively.

EMPLOYEES' RETIREMENT BENEFIT SCHEME

Particulars of the employees' retirement benefit scheme operated by the Company are set out on pages 64 and 100 of the annual report.

MAJOR SUPPLIERS AND CUSTOMERS

The percentage of the Group's purchases and sales attributable to major suppliers and customers are as follows:

	2001	2000
	%	%
Percentage of purchases attributable to the Group's largest supplier	**45**	16
Percentage of purchases attributable to the Group's five largest suppliers	**59**	26
Percentage of sales attributable to the Group's largest customer	**85**	7
Percentage of sales attributable to the Group's five largest customers	**86**	9

None of the directors, supervisors or shareholders of the Company has interests in the share capital of the Group's suppliers or customers mentioned above. The largest customer of the Group, Tianjin Sewage Company, is under the supervisory control of the Tianjin Municipal Engineering Bureau.

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's Articles of Association.

SALE AND PURCHASE OR REPURCHASE OF SHARES OF THE COMPANY

During the year under review, the Company and its subsidiaries did not purchase, sell or repurchase any shares of the Company.

CODE OF BEST PRACTICE

On 31st July 2001, the Company's Board of Directors approved the establishment of an audit committee (the "Audit Committee") to review and supervise the Company's financial reporting process and internal controls pursuant to paragraph 14 of Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") (the "Code of Best Practice"). The Audit Committee comprises the independent non-executive directors, Messrs. Chan Boon Teong, Guan Weili and Li Weibin. None of the Directors is aware of any information that would reasonably indicate that the Company is not or was not, for any part of the period, in compliance with the Code of Best Practice.

MAJOR LITIGATION

The Company did not engage in any litigation or arbitration of material importance during the year.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd., Certified Public Accountants, the PRC and PricewaterhouseCoopers, Certified Public Accountants, Hong Kong. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers shall retire and offer themselves for re-appointment as the Company's PRC and international auditors respectively.

By order of the Board



Ma Baiyu
Chairman

Tianjin, the PRC
28th February 2002

Report of the Supervisory Committee

1. Meetings of the Supervisory Committee during the period

The Supervisory Committee held three meetings during the period, mainly covering the following:

(1) The 15th meeting of the Second Supervisory Committee was held on 15th March 2001, wherein the following resolutions were passed:

a. the 2000 Supervisory Committee working report of the Company;

b. agreed with the 2000 annual report and the report summary of the Company;

c. agreed with the 2000 financial balance sheet report and the 2001 financial budget report of the Company;

d. agreed with the 2000 profit appropriation plan of the Company;

e. agreed with the 2001 profit distribution policy plan of the Company;

f. the Board of Directors and operating team of the Company seriously implemented the various resolutions of the shareholders meetings and the Board in 2000, and their operations were found to be in compliance with the relevant requirements in the Company Law and the Articles of Association. None of the Directors and the senior management of the Company have been found to be in violation of the State laws and regulations, the Company's Articles of Association and detrimental to the interests of the Company when carrying out their duties;

g. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers issued their respective auditors' report for 2000 with unqualified opinion on the financial statements, which truly reflected the actual financial situation and operating results of the Company.

Notice of the resolution of the meeting of the Supervisory Committee was published in Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail on 19th March 2001.

(2) The 16th meeting of the Second Supervisory Committee was held on 30th July 2001, wherein the following resolutions were passed:

a. agreed with the working report for the first half year 2001 of the Supervisory Committee;

b. agreed with the 2001 interim financial accounting report audited by certified public accountants in the PRC based on the independent auditing principles of the PRC;

1. Meetings of the Supervisory Committee during the period *(Cont'd)*

c. agreed with the 2001 interim financial accounting report reviewed by overseas certified public accountants based on the auditing principles issued by the Hong Kong Society of Accountants;

d. agreed with the 2001 interim report and summary of the 2001 interim report published in the PRC and overseas respectively;

e. agreed with the 2001 profit appropriation plan of the Company;

f. agreed with the 2001 second half year plan of the Company;

g. the Board of Directors and management of the Company seriously implemented the various resolutions of the shareholders meetings and the Board in the first half year 2001, and their operations were found to be in compliance with the relevant requirements in the Company Law and the Articles of Association. None of the Directors and the senior management of the Company have been found to be in violation of the State laws and regulations, the Company's Articles of Association and detrimental to the interests of the Company when carrying out their duties;

h. PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers issued their respective auditors' report for 2001 with unqualified opinion on the financial statements, which truly reflected the actual financial situation and operating results of the Company.

Notice of the resolution of the meeting of the Supervisory Committee was published in Shanghai Securities, Hong Kong Wen Wei Po and Hong Kong iMail on 1st August 2001.

(3) The 17th meeting of the Second Supervisory Committee was held on 24th September 2001, wherein the following resolutions were passed:

Agreed with the resolutions made in the 19th meeting of the Second Board of Directors. All current supervisors attended in the Board meeting, and considered that the convening of the Board meeting was in compliance with the Company Law and the Articles of Association, and the resolutions passed in the meeting were fair and reasonable.

Notice of the resolution of the meeting of the Supervisory Committee was published in Shanghai Securities on 25th September 2001, Hong Kong Wen Wei Po and Hong Kong iMail on 26th September 2001.

2. Independent opinion of the Supervisory Committee on the relevant issues of the Company in 2001

(1) Operations of the Company in compliance with the laws:

Pursuant to the relevant laws and regulations of the State, the Supervisory Committee of the Company has carried out supervision on the Company's shareholders meetings, the convening procedures of the Board of Directors, resolutions and the implementation of the resolutions of the shareholders meetings by the Board of Directors, and considered that the performance of the Company's Board of Directors in 2001 was strictly in compliance with the Company Law, Securities Law, Listing Rules, Articles of Association and other laws and regulations, and that their works were serious and responsible, their operating decisions scientific and reasonable, and further upgraded internal management and internal control systems, setting up a good internal controlling mechanism. None of the Directors and the senior management of the Company have been found to be in violation of the laws and regulations, the Articles of Association and detrimental to the interests of the Company when carrying out their duties.

(2) Inspection of the financial situation of the Company:

The Supervisory Committee of the Company carried out serious and careful inspections on the financial system and financial situation of the Company, and considered that the 2001 financial report of the Company could truly reflect the financial situation and operating results of the Company. The auditing opinion and appraisals of PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. were objective and fair.

(3) The Company's last fund raising exercise was conducted through Tianjin Bohai Chemical Industry (Group) Company Limited, the Company's predecessor, in June 1995. On 20th December 2000, Tianjin Bohai Chemical Industry (Group) Company Limited, the Company's predecessor, approved in the Company's extraordinary general meeting to undergo an asset restructuring, pursuant to which all businesses, assets and liabilities of the former company Tianjin Bohai Chemical Industry (Group) Company Limited were disposed of by the Company. The assets of the Company after the disposal did not have any relation to the proceeds of the last fund raising exercise. The application of proceeds from the last fund raising exercise did not have any relation to the operation of the Company at present. It would be difficult for the present supervisors of the Company's Supervisory Committee to understand the actual use of proceeds and its application from the fund raising exercise conducted by the former company Tianjin Bohai Chemical Industry (Group) Company Limited before the restructuring. As a result of the reasons stated above, the Company's Supervisory Committee was not able to issue an opinion on the application of proceeds from the previous fund raising exercise. The certified public accountants were also not able to audit the application of proceeds from the previous fund raising exercise.

2. **Independent opinion of the Supervisory Committee on the relevant issues of the Company in 2001** *(Cont'd)*

(4) Transaction prices of the acquisitions and disposal of assets by the Company were reasonable, and no insider dealing was discovered to be detrimental to the interests of part of the shareholders or have caused to the depletion of the assets of the Company.

(5) The connected transactions of the Company were fair, and were not harmful to the interests of a listed company, and no insider dealing has occurred.

(6) Implementation of the resolutions of the shareholders meetings.

The members of the Supervisory Committee of the Company attended the various Board meetings and shareholders general meetings of the Company, and the Supervisory Committee of the Company has no objection to the various reports and resolutions raised for approval by the Board of Directors to the shareholders' general meetings. The Supervisory Committee of the Company carried out supervision on the implementation of the resolutions of the shareholders' general meetings and considered that the Board of Directors of the Company could seriously implement the relevant resolutions of the shareholders' general meetings.



PwC Shen Zi (2002) No.380

TO THE SHAREHOLDERS OF TIANJIN CAPITAL ENVIRONMENTAL PROTECTION COMPANY LIMITED

We have accepted the appointment by the shareholders of the Company and audited the Company's and the Group's balance sheets as at 31st December 2001, the profit and loss accounts, the profit appropriation statements and the cash flow statements of the Company and the Group for the year then ended. The Company is responsible for these accounts. Our responsibility is to express an audit opinion on the accounts. Our audit was conducted in accordance with the Independent Auditing Standards of Certified Public Accountants in China and consequently included such auditing procedures as were considered necessary and appropriate to the Company's and the Group's circumstances, including examination, on a test basis, of the Company's and the Group's transactions and accounting records.

In our opinion, the accounts of the Company and the Group as set out on pages 51 to 87 present fairly, in all material respects, the financial position of the Company and the Group at 31st December 2001 and of their results and cash flows for the year then ended in accordance with the Accounting Standards and the Accounting Regulations for Business Enterprises of the People's Republic of China. The accounting policies used in the preparation of the accounts for the year are consistent with those used in the preceding year.

PricewaterhouseCoopers Zhong Tian
Certified Public
Accountants Co., Ltd.

Zhou Zhong Hui
Certified Public
Accountant

Wang Xiao
Certified Public
Accountant

Shanghai, China
28th February 2002

Balance Sheets

AS AT 31ST DECEMBER 2001
(Prepared in accordance with PRC Accounting Regulations)

	Notes	Group		Company	
		2001	2000	**2001**	2000
		Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
ASSETS					
CURRENT ASSETS					
Cash and bank balances	4	**260,468**	51,839	**208,770**	51,839
Accounts receivable	5	**132,312**	11,890	**132,312**	11,890
Other receivables	6	**548**	433	**530**	433
Prepayment to suppliers	7	**215,140**	164	**215,026**	164
Inventories	8	**2,514**	2,854	**2,514**	2,854
Total current assets		**610,982**	67,180	**559,152**	67,180
LONG-TERM INVESTMENTS					
Long-term equity investments	9	**4,000**	—	**21,018**	—
FIXED ASSETS					
Fixed assets - cost		**1,754,719**	1,091,591	**1,751,406**	1,091,591
Less: Accumulated depreciation		**(442,717)**	(376,481)	**(442,717)**	(376,481)
Fixed assets - net book value	10	**1,312,002**	715,110	**1,308,689**	715,110
INTANGIBLE AND OTHER ASSETS					
Intangible assets	11	—	637,244	—	637,244
TOTAL ASSETS		**1,926,984**	1,419,534	**1,888,859**	1,419,534

The accompanying notes form an integral part of these accounts.



Ma Baiyu
Company Representative



An Pingdong
Chief Accountant



Shi Zhenjuan
Accounts Preparer

AS AT 31ST DECEMBER 2001
(Prepared in accordance with PRC Accounting Regulations)

	Notes	Group 2001 Rmb'000	Group 2000 Rmb'000	Company 2001 Rmb'000	Company 2000 Rmb'000
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES					
Accounts payable		**209**	1,139	**199**	1,139
Welfare payable		**3,471**	1,632	**3,465**	1,632
Dividend payable	12	**106,400**	—	**106,400**	—
Taxes payable	13	**46,597**	4,350	**46,593**	4,350
Other accruals		**2,200**	80	**2,200**	80
Other payables	14	**157,545**	4,879	**157,531**	4,879
Accrued expenses		**4,583**	800	**4,583**	800
Total current liabilities		**321,005**	12,880	**320,971**	12,880
LONG-TERM LIABILITIES					
Specific payables	15	**36,200**	—	—	—
TOTAL LIABILITIES		**357,205**	12,880	**320,971**	12,880
MINORITY INTERESTS		**1,891**	—	—	—
SHAREHOLDERS' EQUITY					
Share capital	16	**1,330,000**	1,330,000	**1,330,000**	1,330,000
Capital reserve fund	17	**69,289**	69,289	**69,289**	69,289
General reserves	17	**41,250**	1,104	**41,250**	1,104
Including:					
Statutory common reserve		**27,500**	736	**27,500**	736
Statutory provident fund		**13,750**	368	**13,750**	368
Undistributed profits	18	**127,349**	6,261	**127,349**	6,261
Total shareholders' equity		**1,567,888**	1,406,654	**1,567,888**	1,406,654
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**1,926,984**	1,419,534	**1,888,859**	1,419,534

The accompanying notes form an integral part of these accounts.


Ma Baiyu
Company Representative


An Pingdong
Chief Accountant


Shi Zhenjuan
Accounts Preparer

Profit and Loss Accounts

FOR THE YEAR ENDED 31ST DECEMBER 2001
(Prepared in accordance with PRC Accounting Regulations)

		Group		Company	
	Notes	**2001**	2000	**2001**	2000
		Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
		(Note 1)	*(Note 1)*	***(Note 1)***	*(Note 1)*
Principal operating income	19	**595,986**	3,500,738	**595,986**	14,457
Less: Principal operating costs	19	**(131,649)**	(2,929,959)	**(131,649)**	(2,151)
Business tax and surcharges	19	**(32,779)**	(23,140)	**(32,779)**	(795)
Profit from principal operations		**431,558**	547,639	**431,558**	11,511
Add: Profit from other operations		**89**	8,689	**12**	4,100
Less: Selling expenses		**—**	(33,720)	**—**	—
Administrative expenses		**(33,623)**	(376,427)	**(32,385)**	(44,678)
Resersal of provision against certain assets		**—**	254,140	**—**	25,126
		(33,623)	(122,287)	**(32,385)**	(19,552)
Financial income/(expenses)-net	20	**1,196**	(218,407)	**1,126**	(11,377)
Operating profit/(loss)		**399,220**	181,914	**400,311**	(15,318)
Add: Investment income/(loss)	21	**—**	2,353	**(982)**	110,497
Subsidy income		**—**	6,630	**—**	—
Non-operating income		**317**	9,679	**317**	—
Less: Non-operating expenses		**(192)**	(28,188)	**(192)**	(18)
Total profit		**399,345**	172,388	**399,454**	95,161
Less: Income tax	22	**(131,820)**	(3,784)	**(131,820)**	(3,627)
Minority interests		**109**	—	**—**	—
Net profit		**267,634**	168,604	**267,634**	91,534

The accompanying notes form an integral part of these accounts.



Ma Baiyu
Company Representative



An Pingdong
Chief Accountant



Shi Zhenjuan
Accounts Preparer

Profit Appropriation Statements

FOR THE YEAR ENDED 31ST DECEMBER 2001
(Prepared in accordance with PRC Accounting Regulations)

	Notes	Group		Company	
		2001	2000	**2001**	2000
		Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Net profit		**267,634**	168,604	**267,634**	91,534
Add: Undistributed profit/(accumulated losses) brought forward at beginning of year		**6,261**	(891,343)	**6,261**	(814,273)
		273,895	(722,739)	**273,895**	(722,739)
Set off of accumulated losses against general reserves		**—**	106,468	**—**	106,468
Set off of accumulated losses against capital reserve fund		**—**	623,636	**—**	623,636
Distributable profits		**273,895**	7,365	**273,895**	7,365
Less: Transfer to statutory common reserve	17	**(26,764)**	(736)	**(26,764)**	(736)
Transfer to statutory provident fund	17	**(13,382)**	(368)	**(13,382)**	(368)
Profit attributable to shareholders		**233,749**	6,261	**233,749**	6,261
Less: Dividend payable	12	**(106,400)**	—	**(106,400)**	—
Undistributed profits at the end of the year		**127,349**	6,261	**127,349**	6,261

The accompanying notes form an integral part of these accounts.



Ma Baiyu
Company Representative



An Pingdong
Chief Accountant



Shi Zhenjuan
Accounts Preparer

Cash Flow Statements

FOR THE YEAR ENDED 31ST DECEMBER 2001
(Prepared in accordance with PRC Accounting Regulations)

Items	Group 2001 *Rmb'000*	Company 2001 *Rmb'000*
Cash flows from operating activities		
Cash received from sale of goods or rendering of services	475,564	475,564
Other cash received relating to operating activities	4,277	4,126
Sub-total of cash inflows	479,841	479,690
Cash paid for goods and services	(54,942)	(54,942)
Cash paid to and on behalf of employees	(30,475)	(30,093)
Taxes paid	(121,010)	(121,010)
Other cash paid relating to operating activities	(87,063)	(86,105)
Sub-total of cash outflows	(293,490)	(292,150)
Net cash flows from operating activities	186,351	187,540
Cash flows from investing activities		
Other cash received relating to investing activities	1,208	1,208
Cash paid to acquire fixed assets, intangible assets and other long-term assets	(13,130)	(9,817)
Other cash paid relating to investing activities	(4,000)	(22,000)
Sub-total of cash outflows	(17,130)	(31,817)
Net cash flows from investing activities	(15,922)	(30,609)
Cash flows from financing activities		
Cash received from investments by others	2,000	—
Other cash received relating to financing activities	36,200	—
Sub-total of cash inflows	38,200	—
Net cash flows from financing activities	38,200	—
Net increase in cash and cash equivalents	208,629	156,931

The accompanying notes form an integral part of these accounts.


Ma Baiyu
Company Representative


An Pingdong
Chief Accountant


Shi Zhenjuan
Accounts Preparer

FOR THE YEAR ENDED 31ST DECEMBER 2001
(Prepared in accordance with PRC Accounting Regulations)

Supplementary Information

	Group 2001 *Rmb'000*	Company 2001 *Rmb'000*
(i) Reconciliation of net profit to cash flows from operating activities		
Net profit	267,634	267,634
Add/(Less):		
Minority interests	(109)	—
Depreciation of fixed assets	53,294	53,294
Losses on disposal of fixed assets	188	188
Loss on investments	—	982
Decrease in inventories	340	340
Increase in operating receivables	(336,721)	(336,589)
Increase in operating payables	201,725	201,691
Net cash flows from operating activities	186,351	187,540
(ii) Net increase in cash and cash equivalents		
Cash at end of year	260,468	208,770
Less: cash at beginning of year	(51,839)	(51,839)
Net increase in cash and cash equivalents	208,629	156,931

The accompanying notes form an integral part of these accounts.



Ma Baiyu
Company Representative



An Pingdong
Chief Accountant



Shi Zhenjuan
Accounts Preparer

1 PRINCIPAL ACTIVITIES AND MODE OF OPERATIONS

The Company was established on 8th June 1993 in the People's Republic of China (the "PRC") as a joint stock limited company. Its former name was Tianjin Bohai Chemical Industry (Group) Company Limited which had been re-named as Tianjin Capital Environmental Protection Company Limited. The previous controlling shareholder of the Company is Tianjin Bohai Chemical Industry Group Corporation and the current controlling shareholder is Tianjin Municipal Investment Company Limited ("TMICL"). The previous principal activities of the Company and its former subsidiaries were the manufacture and sale of marine chemical products (the "Chemical Business") and the current principal activities of the Company, subsequent to the Business and Asset Exchange described in note (b) below, are the sewage water processing business and road and toll stations business (the "New Exchanged Business"). The former subsidiaries have been disposed of. All of these changes were effected during the fourth quarter of last year through the following steps:

(a) The 63.08% equity interests held by the former controlling shareholder was transferred to the current controlling shareholder. The share transfer was effective on 2nd November 2000.

(b) The Chemical Business and related assets formerly conducted by the Company and its former subsidiaries were transferred to the current controlling shareholder in exchange, on a portfolio basis, for the New Exchanged Business and related net assets formerly conducted by the current controlling shareholder (the "Business and Asset Exchange"). The transaction was approved by the Company's shareholders at an extraordinary general meeting ("EGM") of the Company held on 20th December 2000 and became effective immediately on that date.

(c) The change of the former name of the Company to its current name was approved on 20th December 2000 by the Company's shareholders at the EGM. The change of name became effective officially on 8th January 2001.

Particulars of the New Exchanged Business currently conducted by the Company subsequent to the Business and Asset Exchange are set out below:

Operating unit	Location	Principal activities
Dongjiao Sewage Water Treatment Plant and Jizhuangzi Sewage Water Treatment Plant	Tianjin, the PRC	Provision of sewage water processing services to Tianjin Sewage Company, details of which are set out below.
Southeastern Half Ring Road and toll stations	Tianjin, the PRC	Ownership of the right to set up toll stations at the junctions between the city roads of Tianjin and expressways leading to the city, and to collect toll fees from all motor vehicles entering the city of Tianjin at such toll stations, other than vehicles which are registered in Tianjin or exempted from toll payments under the relevant PRC rules and regulations, for a term expiring on 28th February 2029.

1 PRINCIPAL ACTIVITIES AND MODE OF OPERATIONS *(Cont'd)*

The sewage water processing business included in the New Exchanged Business is conducted according to a Sewage Water Processing Agreement, pursuant to which the sewage water processing services are rendered by the Dongjiao Sewage Water Treatment Plant and Jizhuangzi Sewage Water Treatment Plant to Tianjin Sewage Company ("TSC"), a State-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau ("TMEB"), at prices to be determined in accordance with a pricing formula stipulated in the agreement. The pricing formula effectively allows the sewage water processing business to fully recover the actual operating costs, including depreciation and amortisation of fixed assets but excluding interest expenses and foreign exchange gains or losses, and to earn a return of 15% per annum of the average balance of the monthly net book value of fixed assets (as defined in the agreement) of the sewage water processing operations and incentive pricing adjustments for cost saving and/or when actual processing volume exceeds the minimum processing volume stipulated in the agreement.

As described in note 2 below, the Company commenced additional new businesses including the sewage water treatment plants construction and the Haihe Bridge project management on 24th September 2001. The operations of the Additional New Business are independent from that of the New Exchanged Business as described above. In addition, during the year, the Company set up a subsidiary engaging in the business of water recycling. The subsidiary is still at the set up stage.

As mentioned above, the operations of the Company during the year therefore comprise the New Exchanged Business and the Additional New Business. As a result, the accounts of the Company for the year ended 31st December 2001 reflect the state of affairs, operating results and cash flows of these businesses. As to the comparative figures, the balance sheets of the Company and the Group as at 31st December 2000 reflected only the state of affairs of the New Exchanged Business. However, the profit and loss accounts and cash flow statements of the Company and the Group for the year ended 31st December 2000 incorporated the results and cash flows of the Chemical Business for the period from 1st January 2000 to 20th December 2000, and those of the New Exchanged Business for the period from 21st December 2000 to 31st December 2000.

2 DETAILS OF THE ADDITIONAL NEW BUSINESS

On 24th September 2001, the Company commenced the sewage water treatment plants construction business and the Haihe Bridge project management business (the "Additional New Business"), details of these businesses are set out below:

Sewage water treatment plants construction business

On 24th September 2001, the Company and TSC entered into the Xianyanglu Sewage Water Treatment Plant Constructions-in-progress Transfer Agreement, the Jizhuangzi (Expansion) Sewage Water Treatment Plant Constructions-in-progress Transfer Agreement and the Beicang Sewage Water Treatment Plant Constructions-in-progress Transfer Agreement (the "Transfer Agreements"). Upon the execution of the Transfer Agreements, the Company is responsible for the construction and the funding requirements of the above projects.

2 DETAILS OF THE ADDITIONAL NEW BUSINESS *(Cont'd)*

Sewage water treatment plants construction business *(Cont'd)*

Pursuant to the Transfer Agreements, the Company conditionally agreed to acquire from TSC the construction-in-progress of Xianyanglu Sewage Water Treatment Plant, Jizhuangzi (Expansion) Sewage Water Treatment Plant and its related facilities, and Beicang Sewage Water Treatment Plant (the "Sewage Water Treatment Plant Construction Projects"), in Tianjin. The aggregate considerations payable by the Company to TSC for the acquisition of the Sewage Water Treatment Plant Construction Projects amounted to Rmb 137,892,000, which will be payable upon completion of the transfers. Rmb 81,473,000 of the considerations payable represented the value of the Sewage Water Treatment Plant Construction Projects as at 31st July 2001, as determined by a valuation performed by a PRC independent valuer based on the replacement cost method and the status of completion of these plants. The remaining balance of Rmb 56,419,000 represented reimbursement of the construction costs incurred by TSC during the period from 1st August 2001 to 24th September 2001, and is determined by an audit performed by the Company's PRC auditors. In addition, pursuant to the Transfer Agreements, the Company will assume the rights and obligations of bank loans facilities, totalling approximately Rmb 1,460 million, for the Sewage Water Treatment Plant Construction Projects upon completion of the transfers.

In addition, the Company and TSC entered into a Sewage Water Treatment Plants Construction Fee Agreement ("Construction Fee Agreement") on 24th September 2001. Pursuant to the agreement, TSC will pay and the Company will charge, a fee during the construction period of the sewage water treatment plants, as a reward to the Company to take responsibility for the construction of the sewage water treatment plants.

The aggregate lump sum construction fees payable to the Company for the above construction projects of the three sewage water treatment plants amount to approximately Rmb 1,170 million, which represents the total of 23.7% of the simple yearly average of the estimated construction costs to be incurred during the construction period from 24th September 2001 to the respective dates of completion and commissioning of operations of each of the sewage water treatment plants. Pursuant to the Construction Fee Agreement, the construction fees will be payable by TSC to the Company in advance on a monthly basis based on amounts calculated according to the percentage of completion of the respective construction projects estimated by management. The percentage of completion of each project will be adjusted on a quarterly basis according to the certifications issued by qualified independent surveyors or engineers.

2 DETAILS OF THE ADDITIONAL NEW BUSINESS *(Cont'd)*

Sewage water treatment plants construction business *(Cont'd)*

The details of the above Sewage Water Treatment Plant Construction Projects are set out below:

	Xianyanglu Sewage Water Treatment Plant Construction Project	Jizhuangzi Sewage Water Treatment Plant Expansion Project	Beicang Sewage Water Treatment Plant Construction Project
Location	Tianjin, the PRC	Tianjin, the PRC	Tianjin, the PRC
Daily capacity (cubic meter) upon completion of construction	450,000	280,000	100,000
Estimated date of completion	End of 2004	End of 2003	End of 2005
Estimated total construction costs required (Rmb' million)	1,134	978	416
% of construction completion	6.0%	14.4%	3.8%
Estimated construction fees (Rmb' million)	589	317	264
Construction fees recognised by the Company up to 31st December 2001 (Rmb' million)	35	46	10

The Company is in the process of finalising the remaining transfer procedures in respect of the acquisition of the Sewage Water Treatment Plant Construction Projects. The Company understands that TSC neither has the intention nor has issued a written notice in order to cancel the Transfer Agreements. The construction of the projects has never been discontinued since 24th September 2001. In the event that the transfers could not be completed, according to the Transfer Agreements, the Company would be entitled to receive the construction fees for services performed and to recover the construction costs incurred from TSC. For the purpose of preparation of these accounts, the Company has obtained the confirmation from TSC regarding the construction fees receivable by the Company and the construction costs incurred as at 31st December 2001. However, since the transfers have not been completed, the construction costs incurred by the Company during the period from 24th September 2001 to 31st December 2001 was recorded as prepayments to suppliers for the time being, and the full amount will be transferred to construction-in-progress of the Company's accounts upon completion.

2 DETAILS OF THE ADDITIONAL NEW BUSINESS *(Cont'd)*

Haihe bridge project management business

On 24th September 2001, the Company entered into the Haihe Bridge Project Management Agreement with the current controlling shareholder, the owner of the Haihe Bridge Construction Project. According to the agreement, the Company will provide project management services to TMICL for the construction of Haihe Bridge and will be entitled to a total sum of project management fee amounting to Rmb 10,650,000. The construction of Haihe Bridge is expected to be completed on or before 31st December 2002.

The Company will receive the project management fee on a monthly basis according to the percentage of completion of the construction of Haihe Bridge. The percentage of completion during a year or period is determined based on the certifications issued by qualified independent surveyors or engineers. In the event that upon completion of the construction of the Haihe Bridge, the construction cost incurred is less or more than the budget, as the case may be, the Company will be entitled to certain reward or penalty, respectively.

3 PRINCIPAL ACCOUNTING POLICIES

The Company's accounts for year 2000 were prepared in accordance with the Accounting Standards for Business Enterprises and the Accounting Regulations for Joint Stock Limited Companies. Effective from 1st January 2001, the Accounting Regulations for Joint Stock Limited Companies have been replaced by the Accounting Regulations for Business Enterprises newly issued by the Ministry of Finance. The Company has prepared accounts for year 2001 based on the Accounting Standards and the newly issued Accounting Regulations for Business Enterprises. Such changes in accounting standards and regulations do not have a material impact on the Company's and the Group's financial position and operating results as of and for the year ended 31st December 2000. Accordingly, no retrospective adjustment is made.

The accounts of year 2001 reflect the New Exchanged Business and the Additional New Business conducted by the Company. The principal accounting policies adopted are as follows:

(a) Financial Year

The financial year is from 1st January to 31st December of each calendar year.

(b) Reporting currency

The reporting currency is Renminbi (Rmb) and amounts in the accounts are stated to the nearest thousand of Rmb.

3 PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(c) Basis of accounting

The accrual concept and, except for special explanation, the historical cost convention are adopted as basis of accounting.

(d) Cash and cash equivalents

Cash comprises cash in hand and deposits repayable on demand. Cash equivalents are short-term, highly liquid investments with an original maturity within three months that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value less advances from banks and financial institutions payable within three months from the date of advance.

(e) Accounts receivable and bad debt provision

The Group adopts the provision method to account for the loss in bad debts.

Provision for bad debts is made after the evaluation of the recoverability of accounts receivable.

When there are solid evidences that accounts receivable are not recoverable, such as in the events that the entity is deregistered, goes bankrupt, has negative assets and insufficient work capital etc., the corresponding accounts receivable are recognised as bad debts and net off the corresponding amounts of provision for bad debts.

(f) Inventories

Inventories comprise raw materials, spare parts and consumables.

Raw materials are stated at the lower of cost and net realisable value and spare parts and consumables are stated at cost less provision for obsolescence. Cost is determined on the weighted average basis.

(g) Long-term investments

Long-term investments are equity investments holding for more than one year.

Cost of long-term equity investments are accounted for based on the actual amounts paid. The Company adopts the equity method to account for the invested entities in which the Company holds more than 20% or more of the voting share capital, or holds less than 20% of the voting share capital but has significant influence on the entities' operating decisions.

Provision for permanent diminution in value of investment is made in the cases where there is a continuing diminution in the value of long-term investments or there is a deterioration in the operating result of the invested company and such diminution in value is not expected to be reversed in the foreseeable future.

3 PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(h) Fixed assets and depreciation

Fixed assets are stated at cost less accumulated amortisation/depreciation and accumulated impairment losses, if any.

Amortisation of land use rights, other than those in relation to the road and toll stations business, is calculated to write off their cost less accumulated impairment losses, if any, on a straight-line basis over the period of land use rights of 50 years.

Depreciation of the road and amortisation of land use rights in relation to the road and toll stations business are calculated to write off their cost less accumulated impairment losses, if any, on a units-of-usage basis whereby the depreciation and amortisation are provided based on the share of actual traffic volume for a particular period over the projected total traffic volume throughout the period of 30 years for which the right to operate the road is granted. It is the policy of the road and toll stations business to review regularly the projected total traffic volume throughout the operating periods of the road. If it is considered appropriate, independent professional traffic studies will be obtained. Appropriate adjustments will be made should there be a material change in the projected total traffic volume.

Depreciation of leasehold buildings and structures is calculated to write off their cost less accumulated impairment losses, if any, on a straight line basis over the unexpired periods of the leases, the unexpired periods of the rights to operate the road and the toll stations or their expected useful lives, whichever is the shortest. The periods adopted for depreciation range from 10 to 50 years.

Other tangible fixed assets are depreciated at rates sufficient to write off the cost less accumulated impairment losses, if any, of the assets and less estimated residual value over their estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Plant and machinery and equipment	10-30 years
Motor vehicles and others	5-40 years

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. The expenses relating to improvements of fixed assets are capitalised and amortised over their expected useful lives to the Group.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that the fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

3 PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(i) Repair and maintenance expenses

Repair and maintenance expenses are charged to the profit and loss account as incurred.

(j) Research and development expenses

Research and development expenses are charged to the profit and loss account as incurred.

(k) Retirement benefits

The Group participates in the employee pension scheme of the Tianjin Municipal Government whereby the Group is to make an annual contribution equivalent to 20% of its annual payroll costs and the Tianjin Municipal Government undertakes to assume the retirement benefits obligations of existing and future retired employees of the Group. The Group's contributions under the scheme are charged to the profit and loss account as incurred.

(l) Deferred taxation

Deferred taxation is accounted for at the current rate of taxation, using the liability method, in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future.

(m) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessors are accounted for as operating leases. Rentals applicable to such operating leases are charged to the profit and loss account on a straight line basis over the lease term.

(n) Foreign currencies

Transactions in foreign currencies are translated at exchange rates quoted by the People's Bank of China at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange quoted by the People's Bank of China at the balance sheet date.

All exchange differences are dealt with in the profit and loss account.

3 PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(o) Revenue recognition

(1) Revenue from sewage water processing services is recognised when services are rendered.

(2) Toll fee income is recognised on a receipt basis.

(3) Revenue from sewage water treatment plants construction services is calculated based on the percentage of completion during the construction period of the respective sewage water treatment plants. The percentage of completion is determined with reference to the certifications of qualified independent surveyors or engineers in the PRC.

(4) Revenue from Haihe Bridge is calculated based on the percentage of completion during the construction period of the Haihe Bridge. The percentage of completion is determined with reference to the certifications of qualified independent surveyors or engineers in the PRC.

(5) Interest income is recognised on a time proportion basis after taking into account the principal amounts outstanding and the interest rates applicable.

(p) Taxation

(1) Income tax

Corporate income tax is accounted for using the tax liability method under the effective tax method. The tax rate is 33% of taxable income.

(2) Business tax

The business tax rate is 5% of gross service income.

(3) Other government surcharges

Other government surcharges comprises city construction tax and education surcharge, calculated respectively at the tax rate of 7% and 3% of the amount of business tax.

(q) Related parties

Related parties refer to state-owned companies or other companies under the supervisory control of TMEB.

3 PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(r) Basis of preparation of consolidated accounts

The consolidated accounts are prepared in accordance with Cai Kuai Zi (1995) No. 11 "Temporary Regulations for Preparation of Consolidated Accounts" issued by the Ministry of Finance.

The consolidated accounts include the accounts of the Company and its subsidiary made up to 31 December 2001.

A subsidiary is an enterprise in which the Company holds directly or indirectly more than 50% of the voting share capital, has the power of decision making on the financing and operating strategies of the enterprise and shares of its benefits from its operating activities.

All significant intercompany transactions and balances between the Company and the subsidiaries are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the shareholders' equity of the subsidiary.

4 CASH AND BANK BALANCES

	Group		Company	
	2001	2000	**2001**	2000
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Cash on hand	**12**	1	**12**	1
Cash in bank	**260,456**	51,838	**208,758**	51,838
Total	**260,468**	51,839	**208,770**	51,839

5 ACCOUNTS RECEIVABLE

	Group and Company			
	2001	**2001**	2000	2000
	Rmb'000	%	*Rmb'000*	%
Ageing analysis of accounts receivable is as follows:				
Within one year	**132,312**	**100**	11,890	100
Less: Provision for bad debts	—		—	
Net accounts receivable	**132,312**		11,890	

Accounts receivable as at 31st December 2001 included receivables from TSC in respect of sewage water processing services fee of Rmb 44,719,000 (2000: Rmb 11,890,000) and sewage water treatment plants construction services fee of Rmb 84,864,000 (2000: Nil) (note 2), and receivable from the Company's current controlling shareholder in respect of Haihe Bridge project management fee of Rmb 2,729,000 (2000: Nil) (note 2).

6 OTHER RECEIVABLES

	Group		Company	
	2001	2000	**2001**	2000
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Ageing analysis of other receivables is as follows:				
Within one year	548	433	530	433
Less: Provision for bad debts	—	—	—	—
Net accounts receivable	548	433	530	433

7 PREPAYMENT TO SUPPLIERS

Prepayment to suppliers as at 31st December 2001 of Rmb 215,026,000 represented the construction costs incurred during the period from 24th September 2001 to 31st December 2001 in relation to the sewage water treatment plants construction services, less amounts paid by TSC on behalf of the Company.

8 INVENTORIES

	Group and Company			
	2001	**2001**	2000	2000
	Cost	**Provision**	Cost	Provision
	Rmb'000	***Rmb'000***	*Rmb'000*	*Rmb'000*
Raw materials	**2,230**	—	2,689	—
Spare parts and consumables	**284**	—	165	—
Total	**2,514**	—	2,854	—

9 LONG-TERM INVESTMENTS

	Group		Company	
	2001	2000	**2001**	2000
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Long-term equity investments (note (a))	4,000	—	4,000	—
Investment in subsidiary company (note (b))	—	—	17,018	—
Net book value	4,000	—	21,018	—

(a) Long-term equity investments

Name of invested entity	Percentage of interest in registered capital	Group Cost	Company Cost
		Rmb '000	*Rmb '000*
Tianjin Baotong Qinjiliao Co., Ltd.*	20%	2,000	2,000
Tianjin Northern Human Resources Co., Ltd.	6.1%	2,000	2,000
Less: Provision for diminuton in value		—	—
Net book value		4,000	4,000

* The Company has no significant influence on the entity

9 LONG-TERM INVESTMENTS *(Cont'd)*

(b) Investment in subsidiary company

Name	Registered captial	Interest held Directly	Indirectly	Principal activities	Place of registration and opreation	Type
	Rmb '000	%	%			
Tianjin Water Recycling Co., Ltd.	20,000	90%	—	Production of recycled water, equipment development and technical consulting relating to water recycling business	Tianjin, the PRC	Limited liability company

10 FIXED ASSETS AND ACCUMULATED DEPRECIATION

	Group					
	Land use rights	Road	Buildings and structures	Plant, machinery and equipment	Motor vehicles and others	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Cost						
At 1st January 2001	—	185,418	655,498	206,109	44,566	1,091,591
Transfer from intangible assets	650,598	—	—	—	—	650,598
Additions	487	—	1,399	3,387	7,857	13,130
Disposals	—	—	—	(40)	(560)	(600)
At 31st December 2001	651,085	185,418	656,897	209,456	51,863	1,754,719
Accumulated depreciation						
At 1st January 2001	—	23,096	223,221	106,042	24,122	376,481
Transfer from intangible assets	13,354	—	—	—	—	13,354
Charge for the year	14,389	5,978	21,209	9,936	1,782	53,294
Disposals	—	—	—	(16)	(396)	(412)
At 31st December 2001	27,743	29,074	244,430	115,962	25,508	442,717
Net book value						
At 31st December 2001	623,342	156,344	412,467	93,494	26,355	1,312,002
At 31st December 2000	—	162,322	432,277	100,067	20,444	715,110

10 FIXED ASSETS AND ACCUMULATED DEPRECIATION *(Cont'd)*

	Company					
	Land use rights	Road	Buildings and structures	Plant, machinery and equipment	Motor vehicles and others	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Cost						
At 1st January 2001	—	185,418	655,498	206,109	44,566	1,091,591
Transfer from intangible assets	650,598	—	—	—	—	650,598
Additions	487	—	1,399	1,767	6,164	9,817
Disposals	—	—	—	(40)	(560)	(600)
At 31st December 2001	651,085	185,418	656,897	207,836	50,170	1,751,406
Accumulated depreciation						
At 1st January 2001	—	23,096	223,221	106,042	24,122	376,481
Transfer from intangible assets	13,354	—	—	—	—	13,354
Charge for the year	14,389	5,978	21,209	9,936	1,782	53,294
Disposals	—	—	—	(16)	(396)	(412)
At 31st December 2001	27,743	29,074	244,430	115,962	25,508	442,717
Net book value						
At 31st December 2001	623,342	156,344	412,467	91,874	24,662	1,308,689
At 31st December 2000	—	162,322	432,277	100,067	20,444	715,110

All of the Group's land use rights, road, buildings and structures and plants are located in the PRC.

11 INTANGIBLE ASSETS

	Group				
	Cost	Accumulated amortisation	1st January 2001	Transfer out	31st December 2001
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Land use rights	650,598	(13,354)	637,244	(637,244)	—

All the land use rights relate to land on which the Company's sewage water treatment plants and road and toll stations are located. The Company's directors consider that such land use rights should form part of these plants, road and building structures and, in accordance with the newly issued Accounting Regulations for Business Enterprises, be transferred to fixed assets. Accordingly the Company has transferred the remaining balance of the land use rights as at 1st January 2001 from intangible assets to fixed assets.

12 DIVIDEND PAYABLE

Pursuant to the 22nd meeting of the Second Board of Directors held on 28th February 2002, the Board of Directors proposed to distrubute a final dividend of Rmb 0.80 for every ten shares held by shareholders, totalling Rmb 106,400,000, based on the total number of shares of 1,330,000,000 as at 31st December 2001. The proposal is subject to approval of the shareholders at the annual general meeting to be held in 2002.

13 TAXES PAYABLE

	Group		Company	
	2001	2000	**2001**	2000
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Income tax	**26,594**	3,627	**26,594**	3,627
Business tax and others	**20,003**	723	**19,999**	723
Total	**46,597**	4,350	**46,593**	4,350

14 OTHER PAYABLES

	Group		Company	
	2001	2000	**2001**	2000
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Current controlling shareholder	**17,696**	2,508	**17,696**	2,508
Construction costs payable	**135,730**	—	**135,730**	—
Others	**4,119**	2,371	**4,105**	2,371
Total	**157,545**	4,879	**157,531**	4,879

Other payables are unsecured, interest free and have no specific repayment terms. Construction costs payable represent the construction costs incurred by the Company in relation to the construction of the sewage water treatment plants during the period 24th September 2001 to 31st December 2001(note 2). The construction costs payable included amounts of Rmb 99,396,000 payable to related companies.

15 SPECIFIC PAYABLES

Specific payables include amounts of Rmb 36,000,000 obtained by the Company's subsidiary, Tianjin Water Recycling Co., Ltd., from TMEB in accordance with a document issued by Tianjin Development Planning Commission "Forwarded Notice from the State Development Planning Commission Regarding Investment Plan of Specific Fund of Central Budget for the Sewage Water Recycling Projects in 2001". The specific payables are granted for the construction of Jizhuangzi sewage water recycling project. The remaining balance is obtained from Tianjin Municipal Government. The specific payables are interest free and the method and date of repayment will be determined upon completion of the construction project which is estimated to take more than one year.

16 SHARE CAPITAL

	Company	
	2001	2000
	Rmb'000	*Rmb'000*
Registered share capital		
990,000,000 A shares of Rmb 1 each	**990,000**	990,000
340,000,000 H shares of Rmb 1 each	**340,000**	340,000
Total	**1,330,000**	1,330,000
Issued and paid up capital		
(1) A shares of Rmb 1 each		
Non-circulating shares		
State shares (839,020,000 shares)	**839,020**	839,020
Legal person shares (38,485,000 shares)	**38,485**	38,485
Circulating shares		
Social public shares (112,495,000 shares)	**112,495**	112,495
Sub-total	**990,000**	990,000
(2) H shares of Rmb 1 each		
Circulating shares outside the PRC		
Social public shares (340,000,000 shares)	**340,000**	340,000
Total	**1,330,000**	1,330,000

All the A and H shares rank pari passu in all respects.

17 CAPITAL RESERVE FUND, GENERAL RESERVES

Capital reserve fund	Capital reserve fund (note a) Rmb'000	Statutory common reserve (note b) Rmb'000	Statutory welfare fund (note b) Rmb'000
Group			
At 1st January 2001	69,289	736	368
Transferred from profit appropriation			
— Transfer to statutory common reserve (note b)	—	26,764	—
— Transfer to statutory welfare fund (note b)	—	—	13,382
At 31st January 2001	69,289	27,500	13,750
Company			
At 1st January 2001	69,289	736	368
Transferred from profit appropriation			
— Transfer to statutory common reserve (note b)	—	26,764	—
— Transfer to statutory welfare fund (note b)	—	—	13,382
At 31st January 2001	69,289	27,500	13,750

(a) Capital reserve fund

Capital reserve fund comprises the following item:

	Group	
	2001	2000
	Rmb'000	*Rmb'000*
Share premium	**69,289**	69,289

Amounts in capital reserve fund can be utilised to offset prior years' losses or for issuance of bonus shares.

17 CAPITAL RESERVE FUND, GENERAL RESERVES *(Cont'd)*

(b) General reserves

The general reserves comprise the statutory common reserve and the statutory provident fund.

According to the Company's Articles of Association, it is required to transfer 10% and 5% to 10% of the net profit of the Company as shown in the accounts prepared under PRC accounting regulations to the statutory common reserve (until the reserve reaches 50% of the registered capital) and statutory provident fund, respectively. The transfers to these reserves must be made before the distribution of dividends to shareholders.

The Company's directors have proposed to transfer 10% and 5% of the net profit of the Company for 2001 prepared under PRC accounting regulations to the statutory common reserve of Rmb 26,764,000 (2000: Rmb 736,000) and to the statutory welfare fund of Rmb 13,382,000 (2000: Rmb 368,000), respectively.

The statutory common reserve shall only be used as follows:

(1) to make up losses;

(2) to expand the Company's production operation ; or

(3) to increase the capital of the Company.

Upon approval by a resolution of shareholders' general meeting, the Company may convert its statutory common reserve into share capital. When converting the Company's statutory common reserve into capital, the amount of such reserve remaining unconverted must not be less than 25% of the registered capital.

The statutory provident fund shall only be used as follows:

The statutory provident fund should be used for the collective welfare of employees. This fund forms part of the shareholders' equity and is non-distributable other than in liquidation.

18 UNDISTRIBUTED PROFITS

	Group	Company
	Rmb'000	*Rmb'000*
At 1st January 2001	6,261	6,261
Add: Profit for the year	267,634	267,634
Less: Statutory common reserve	(26,764)	(26,764)
Statutory welfare fund	(13,382)	(13,382)
Dividend proposed by the Board of Directors	(106,400)	(106,400)
At 31st December 2001	127,349	127,349

19 PRINCIPAL OPERATING INCOME AND SEGMENTAL INFORMATION

(a) Principal operating income

	Group	
	2001	2000
	Rmb'000	*Rmb'000*
New Exchanged Business		
Revenue from sewage water processing services	**417,944**	11,890
Toll fee income	**84,299**	2,567
Additonal New Business		
Revenue from Sewage water treatment plants construction services	**91,013**	—
Haihe Bridge project management fee	**2,730**	—
Chemical Business		
Manufacture and trading	—	3,483,874
Finance management	—	2,407
	595,986	3,500,738

19 PRINCIPAL OPERATING INCOME AND SEGMENTAL INFORMATION *(Cont'd)*

(b) Segment information

	New Exchanged Business		*Additional New Business*		
	Sewage water processing	Road and toll stations	Sewage water treatment plant construction	Haihe Bridge managment	Group
	2001	2001	2001	2001	2001
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Principal operating income	417,944	84,299	91,013	2,730	595,986
Principal operating costs	(95,839)	(34,445)	(704)	(661)	(131,649)
Business tax and surcharges	(22,987)	(4,636)	(5,006)	(150)	(32,779)
Operating expenses	(12,608)	(5,968)	(15,046)	(1)	(33,623)
Financial income	93	1,103	—	—	1,196
Others	(104)	318	—	—	214
Total profit	286,499	40,671	70,257	1,918	399,345
Income tax	(94,905)	(13,097)	(23,185)	(633)	(131,820)
Net profit before minority interests	191,594	27,574	47,072	1,285	267,525
Minority interests	109	—	—	—	109
Net profit	191,703	27,574	47,072	1,285	267,634

19 PRINCIPAL OPERATING INCOME AND SEGMENTAL INFORMATION *(Cont'd)*

(b) Segment information *(Cont'd)*

		New Exchanged Business		
	Chemical Business	Sewage water processing	Road and toll stations	
	Period from 1st January 2000 to 20th December 2000	Period from 21st December 2000 to 31st December 2000	Period from 21st December 2000 to 31st December 2000	Group 2000
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Principal operating income	3,486,281	11,890	2,567	3,500,738
Principal operating costs	(2,927,809)	(1,541)	(609)	(2,929,959)
Business tax and surcharges	(22,345)	(654)	(141)	(23,140)
Operating expenses	(400,929)	(293)	(236)	(401,458)
Financial expenses	(218,407)	—	—	(218,407)
Others	(9,535)	9	—	(9,526)
	(92,744)	9,411	1,581	(81,752)
Reversal of provision against certain assets	254,140	—	—	254,140
Total profit	161,396	9,411	1,581	172,388
Income tax	(157)	(3,105)	(522)	(3,784)
Net profit	161,239	6,306	1,059	168,604

20 FINANCIAL INCOME/(EXPENSES)

	Group		Company	
	2001	2000	**2001**	2000
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Interest income	**1,208**	5,826	**1,138**	689
Less: Interest expenses	**—**	(268,998)	**—**	(11,444)
Net interest expenses	**1,208**	(263,172)	**1,138**	(10,755)
Add: Exchange gain	**—**	334	**—**	210
Others	**(12)**	(910)	**(12)**	(832)
	1,196	(263,748)	**1,126**	(11,377)
Less: Interest capitalised	**—**	45,341	**—**	—
	1,196	(218,407)	**1,126**	(11,377)

21 INVESTMENT INCOME/(LOSS)

	Group		Company	
	2001	2000	**2001**	2000
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Based on cost method				
Income from investment in government treasury bonds	**—**	1,703	**—**	—
Income from other investments	**—**	2,486	**—**	2,192
Based on equity accounting				
Share of profit of an associated company	**—**	3,959	**—**	—
Share of (loss)/profit of subsidiaries	**—**	—	**(982)**	114,100
Provision for diminution in value	**—**	(5,795)	**—**	(5,795)
Total	**—**	2,353	**(982)**	110,497

22 INCOME TAX

	Group	
	2001	2000
	Rmb'000	*Rmb'000*
New Exchanged Business	**108,002**	3,627
Additional New Business	**23,818**	—
Chemical Business	—	157
Total	**131,820**	3,784

The New Exchanged Business and Additional New Business

The income tax of the Company has been provided at the rate of 33% based on the taxable income for the year.

The Chemical Business

The income tax of the Company and its subsidiaries is calculated at the rate of 15% which is stipulated in the relevant documents issued by the Ministry of Finance and the State Tax Bureau. The associated company is exempt from the PRC income tax of 33% for two years starting from the first profit making year (being 1996) followed by a 50% reduction for the subsequent three years.

23 COMMITMENTS

(a) Capital commitments

	Group		Company	
	2001	2000	**2001**	2000
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Contracted but not provided for (note i)	137,892	1,547	137,892	1,547
Authorised but not contracted for (note ii)	2,398,694	503,000	2,284,194	503,000
	2,536,586	504,547	2,422,086	504,547

(i) The amount represents the consideration in respect of the proposed acquisition of the construction-in-progress of the sewage water treatment plants as at 24th September 2001 (note 2), which will be payable upon completion of the acquisitions.

(ii) This comprises the commitments of the Company in respect of the construction projects of the sewage water treatment plants from 1st January 2002 to completion amounting to approximately Rmb2,284,194,000, and the capital commitment of Tianjin Jizhuangzi sewage water recycling project of the Company's subsidiary, Tianjin Water Recycling Co., Ltd., amounting to Rmb 114,500,000.

23 COMMITMENTS *(Cont'd)*

(b) Operating lease commitments

At 31st December 2001, the Company had future aggregate minimum lease payments under non-cancellable operating leases in respect of office premises leased from the current controlling shareholder as follows:

	Group		Company	
	2001	2000	**2001**	2000
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Within one year	**450**	450	**450**	450
In the second to fifth year inclusive	**1,800**	380	**1,800**	380
After the fifth year	**6,300**	—	**6,300**	—
	8,550	830	**8,550**	830

In addition, certain leases in respect of land and buildings at toll stations of the Company were leased from third parties with no specific lease period. The yearly rental in respect of these leases in aggregate amounts to Rmb 380,000.

24 RELATED PARTIES

The New Exchanged Business and Additional New Business

(a) Related parties that have controlling relationship

Company	Relationship with the Company
Tianjin Municipal Investment Company Limited	The current controlling shareholder and the ultimate holding company
Tianjin Municipal Engineering Bureau	Supervisory controller of the New Business
Tianjin Water Recycling Co., Ltd	A subsidiary of the Company

(b) Paid-in capital of related parties that have controlling relationship and their movements

Company	At 1st January 2001	Addition	At 31st December 2001
	Rmb'000	*Rmb'000*	*Rmb'000*
Tianjin Municipal Investment Company Limited	1,724,278	—	1,724,278
Tianjin Water Recycling Co., Ltd	—	20,000	20,000

24 RELATED PARTIES *(Cont'd)*

***The New Exchanged Business and Additional New Business** (Cont'd)*

(c) Share or equity of the Company held by related parties and its movement

Name of enterprise	At 1st January 2001		Addition		At 31st December 2001	
	Rmb'000	%	*Rmb'000*	%	*Rmb'000*	%
Tianjin Municipal Investment Company Limited	839,020	63.08	—	—	839,020	63.08

(d) Main related parties that have no controlling relationship

Name of Enterprise	Relationship with the Company
Li & Partners Solicitors	Law firm in which an independent director of the Company holds a beneficial interest
Tianjin Sewage Company	State owned company under the supervisory control of TMEB
Tianjin Urban Road & Bridge Construction Company ("TURBCC")	State owned company under the supervisory control of TMEB
Tianjin Urban Road Construction No.1 Company Limited	State owned company under the supervisory control of TMEB
Tianjin Urban Road Construction No.2 Company Limited	State owned company under the supervisory control of TMEB
Tianjin Urban Road Construction No.3 Company Limited	State owned company under the supervisory control of TMEB
Tianjin Urban Road Construction No.5 Company Limited	State owned company under the supervisory control of TMEB
Tianjin City Construction Group Company Limited	State owned company under the supervisory control of TMEB
Sewage Management No.2 Management Office	State owned company under the supervisory control of TMEB
Tianjin Sewage Engineering Company	State owned company under the supervisory control of TMEB
Tianjin Road & Bridge Management Office	State owned company under the supervisory control of TMEB
Tianjin Municipal Engineering Design Research Institute	State owned company under the supervisory control of TMEB

24 RELATED PARTIES *(Cont'd)*

The Chemical Business

(a) Related parties that have controlling relationship

Former controlling shareholder: Tianjin Bohai Chemical Industry Group Corporation

Former subsidiaries:

Tianjin Bohai Chemical Industry (Group) Company Limited Tianjin Soda Plant
Tianjin Bohai Chemical Industry (Group) Company Limited Tianjin Chemical Plant
Tianjin Bohai Chemical Industry (Group) Company Dagu Chemical Plant
Tianjin Bohai Chemical Industry Supplies and Sales Company
Tianjin Bohai Group Finance Company

(b) Related parties that have no controlling relationship

They are mainly Tianjin Yongli Electricity United Development Company in which the Company had significant influence previously and the non-listed entities of the former controlling shareholder.

25 RELATED PARTY TRANSACTIONS

The New Exchanged Business and Additional New Business

The following is a summary of significant transactions with related companies in 2001, which were carried out in the normal course of operations of the New Exchanged Business and Additional New Business:

Company	Nature of transaction	Year ended 31st December 2001 *Rmb'000*	Period from 21st December to 31st December 2000 *Rmb'000*
Income			
TSC	Revenue from sewage water processing services (note (a))	417,944	11,890
TSC	Revenue from construction of sewage water treatment plants (note (b))	91,013	—
TMICL	Revenue from Haihe Bridge project management (note (c))	2,729	—
Expenses			
TURBCC	Road repair and maintenance (note (d))	2,750	92
TMICL	Operating lease rental in respect of office premises (note (e))	450	13
Li & Partners	Legal consulting fees (note (f))	1,921	—
Others			
Related contractors	Prepaid sewage water treatment plants construction costs (note (g))	186,940	—

Notes:

(a) This represents revenue derived from the sewage water processing services rendered by the Company to TSC according to Sewage Water Processing Agreement, details of which are set out in note 1.

(b) This represents revenue derived from the construction of sewage water treatment plants services rendered by the Company to TSC according to Sewage Water Treatment Plants Construction Fee Agreement, details of which are set out in note 2.

(c) This represents revenue derived from the Haihe Bridge project management services rendered to the current controlling shareholder, details of which are set out in note 2.

25 RELATED PARTY TRANSACTIONS *(Cont'd)*

The New Exchanged Business and Additional New Business (Cont'd)

Notes:

(d) According to a road repair and maintenance agreement, Tianjin Urban Road & Bridge Construction Company ("TURBCC") shall provide road repair and maintenance services to the Company in relation to the Southeastern Half Ring Road for fees based on the rates prescribed in the Index For Estimation of Repair and Maintenance Costs For National Urban Construction (Jian She Bu Cheng [1993] No. 412) issued by the Ministry of Construction of the PRC, from time to time.

(e) The operating lease rentals were paid to the current controlling shareholder based on an office premises leasing agreement. According to the agreement, the Company shall lease a building from TMICL as its office premises for an annual rental of Rmb450,000 and such rental will be adjusted every three years based on the then market rentals determined by an independent valuer.

(f) This represents the fees for legal services in respect of the acquisitions of the Additional New Business of the Group and other general consultancy. Mr Li Wei Bin is an independent director of the Company.

(g) This represents the construction costs incurred in respect of the sewage water treatment plants during the period from 24th September 2001 to 31st December 2001 and paid to the following related contractors:

Name of related parties	2001 *Rmb'000*
Tianjin Urban Road Construction No.1 Co., Ltd.	15,022
Tianjin Urban Road Construction No.2 Co., Ltd.	7,791
Tianjin Urban Road Construction No.3 Co., Ltd.	6,899
Tianjin Urban Road Construction No.5 Co., Ltd.	12,311
Tianjin City Construction Group Co., Ltd.	130,611
Sewage Management No.2 Management Office	800
Tianjin Sewage Engineering Company	4,506
Tianjin Road & Bridge Management Office	5,000
Tianjin Municipal Engineering Design Research Institute	4,000
Total	186,940

(h) The road and toll stations business has sixteen toll stations as at 31st December 2001. According to a land leasing agreement, the land on which thirteen of the sixteen toll stations are located is granted by TMEB for perpetual use of the road and toll stations business free of charge.

25 RELATED PARTY TRANSACTIONS *(Cont'd)*

The Chemical Business

The following is a summary of significant transactions with the former controlling shareholder and its private group companies during the period from 1st January 2000 to 20th December 2000, which were carried out in the normal course of operations of the Chemical Business:

	Period from 1st January to 20th December 2000 *Rmb'000*
Income	
Sales of finished products	390,832
Sales of raw materials and spare parts	106
Subcontracting fees received	21,552
Interest income from loans receivable	3,131
Management fee income	700
Rental fee income	2,598
Expenses	
Purchases of raw materials and spare parts	697,070
Purchases of fixed assets	2,960
Subcontracting fees paid	74,641
Fees paid for other supporting services	11,621
Operating lease rental expenses for land and facilities	3,616
Staff welfare expenses	26,381
Fees paid for repair and maintenance services	600

26 DIRECTORS' REMUNERATION

The Company and its subsidiaries have paid an aggregate remuneration (including salaries, housing allowance and other allowance) of Rmb 2,260,000 to the Company's directors and paid retirement benefits of Rmb 20,000 for the Company's directors totalling Rmb 2,280,000 for the year ended 31st December 2001 (2000: Rmb 351,000). The total amount includes directors' fees of Rmb 780,000 (2000: Rmb 12,000) paid to independent non-executive directors during the year.

27 COMPARATIVE FIGURES OF THE ACCOUNTS

Certain comparative figures of the accounts had been reclassified in order to comply with the requirements of the Accounting Regulations for Business Enterprises and the Disclosure Requirements of Listed Companies No.15-the General Requirements of Finanical Reports.

28 POST BALANCE SHEET EVENT

Pursuant to the 22nd meeting of the Second Board of Directors held on 28th February 2002, the board of directors proposed to issue "A Share" convertible bonds for a total amount of not more than Rmb1,200 million. The convertible bonds have par value of Rmb100 and will mature in 5 years. The proposal is subject to approval of the shareholders at the annual general meeting to be held in 2002.

29 AUTHORISATION OF THE ISSUE OF THE ACCOUNTS

The accounts were authorised for issue by the Company's board of directors on 28th February 2002.

Report of the International Auditors



羅兵咸永道會計師事務所

TO THE SHAREHOLDERS OF
TIANJIN CAPITAL ENVIRONMENTAL PROTECTION COMPANY LIMITED
(A joint stock limited company incorporated in the People's Republic of China with limited liability)

We have audited the accounts on pages 89 to 120 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Company's directors are responsible for the preparation of accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31st December 2001 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 28th February 2002

Consolidated Profit and Loss Account

FOR THE YEAR ENDED 31ST DECEMBER 2001
(Prepared in accordance with Accounting Principles Generally Accepted in Hong Kong)

	Note	**2001**	2000
		Rmb'000	*Rmb'000*
TURNOVER			
Continuing New Business		**563,207**	13,662
Discontinued Chemical Business		—	3,486,281
	4	**563,207**	3,499,943
Cost of sales		**(131,649)**	(2,929,960)
Gross profit		**431,558**	569,983
Other revenues	4	**1,208**	71,430
Recovery of certain assets at gross value		—	254,140
Distribution costs		—	(57,295)
Administrative expenses		**(33,623)**	(371,094)
Other operating income/(expenses), net		**202**	(65,592)
Operating profit	5	**399,345**	401,572
Finance costs		—	(223,657)
Share of profit of an associated company		—	4,658
Profit before taxation		**399,345**	182,573
Taxation	6	**(131,820)**	(4,482)
Profit after taxation		**267,525**	178,091
Minority interests		**109**	—
PROFIT ATTRIBUTABLE TO SHAREHOLDERS	7	**267,634**	178,091
DIVIDEND	8	**106,400**	—
		Rmb	Rmb
EARNINGS PER SHARE	9	**0.20**	0.13

Balance Sheets

AS AT 31ST DECEMBER 2001

(Prepared in accordance with Accounting Principles Generally Accepted in Hong Kong)

	Note	Group 2001 Rmb'000	Company 2001 Rmb'000	Company 2000 Rmb'000
FIXED ASSETS	11	1,312,002	1,308,689	1,352,354
SUBSIDIARY	12	—	18,000	—
INVESTMENT SECURITIES	13	4,000	4,000	—
CURRENT ASSETS				
Inventories	14	2,514	2,514	2,854
Trade receivables	15	132,312	132,312	11,890
Other receivables and prepayments	16	215,688	215,556	597
Bank balances and cash		260,468	208,770	51,839
		610,982	559,152	67,180
CURRENT LIABILITIES				
Trade payables		209	199	1,139
Other payables	17	187,802	187,778	8,114
Taxation payable		26,594	26,594	3,627
		214,605	214,571	12,880
NET CURRENT ASSETS		396,377	344,581	54,300
		1,712,379	1,675,270	1,406,654
Financed by:				
SHARE CAPITAL	18	1,330,000	1,330,000	1,330,000
CAPITAL RESERVE	19	69,289	69,289	69,289
GENERAL RESERVES	19	41,250	41,250	1,104
RETAINED EARNINGS	19	127,349	128,331	6,261
PROPOSED FINAL DIVIDEND	19	106,400	106,400	—
SHAREHOLDERS' FUNDS		1,674,288	1,675,270	1,406,654
MINORITY INTERESTS		1,891	—	—
LONG-TERM LIABILITIES	20	36,200	—	—
		1,712,379	1,675,270	1,406,654

Ma Baiyu
Director

An Pindong
Director

Consolidated Cash Flow Statement

FOR THE YEAR ENDED 31ST DECEMBER 2001
(Prepared in accordance with Accounting Principles Generally Accepted in Hong Kong)

	Note	2001 Rmb'000	2000 Rmb'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	21(a)	**295,204**	1,055,902
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest received		**1,208**	7,538
Interest paid		—	(292,654)
Dividends received from investment securities		—	2,486
Dividend received from an associated company		—	150
NET CASH INFLOW/(OUTFLOW) FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		**1,208**	(282,480)
TAXATION PAID			
PRC income tax paid		**(108,853)**	(112)
INVESTING ACTIVITIES			
Purchase of fixed assets		**(13,130)**	(400,644)
Proceeds from disposal of fixed assets		—	14,970
Proceeds from disposal of investment securities		—	4,472
Purchase of investment securities		**(4,000)**	—
Net cash outflow arising from the Business and Asset Exchange		—	(448,331)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		**(17,130)**	(829,533)
NET CASH INFLOW/(OUTFLOW) BEFORE FINANCING		**170,429**	(56,223)
FINANCING ACTIVITIES			
Increase in long-term liabilities	21(b)	**36,200**	—
Capital injection from a minority shareholder	21(b)	**2,000**	—
Increase in bank and other loans		—	578,607
Repayment of bank and other loans		—	(670,665)
NET CASH INFLOW/(OUTFLOW) FROM FINANCING		**38,200**	(92,058)
INCREASE/(DECREASE) IN BANK BALANCES AND CASH		**208,629**	(148,281)
BANK BALANCES AND CASH AT BEGINNING OF YEAR		**51,839**	200,120
BANK BALANCES AND CASH AT END OF YEAR		**260,468**	51,839

Consolidated Statement of Recognised Gains and Losses

FOR THE YEAR ENDED 31ST DECEMBER 2001

(Prepared in accordance with Accounting Principles Generally Accepted in Hong Kong)

	Note	**2001**	2000
		Rmb'000	*Rmb'000*
Net gain not recognised in the profit and loss account - difference in book value of the exchanged net assets credited to capital reserve fund		—	33,917
Profit for the year	19	**267,634**	178,091
Total recognised gains		**267,634**	212,008

1 PRINCIPAL ACTIVITIES AND MODE OF OPERATIONS

The Company was established on 8th June 1993 in the People's Republic of China (the "PRC") as a joint stock limited company. Its former name was Tianjin Bohai Chemical Industry (Group) Company Limited which had been re-named as Tianjin Capital Environmental Protection Company Limited. The former controlling shareholder of the Company is Tianjin Bohai Chemical Industry Group Corporation and the current controlling shareholder is Tianjin Municipal Investment Company Limited ("TMICL"). The previous principal activities of the Company and its former subsidiaries were the manufacture and sale of marine chemical products (the "Chemical Business") and the current principal activities of the Company, subsequent to the Business and Asset Exchange described in note (b) below, are the sewage water processing business and road and toll stations business (the "New Exchanged Business"). The former subsidiaries have been disposed of. All of these changes were effected during the fourth quarter of last year through the following steps:

(a) The 63.08% equity interests held by the former controlling shareholder was transferred to TMICL. The share transfer was effective on 2nd November 2000.

(b) The Chemical Business and related assets formerly conducted by the Company and its former subsidiaries were transferred to TMICL in exchange, on a portfolio basis, for the New Exchanged Business and related net assets formerly conducted by TMICL (the "Business and Asset Exchange"). The transaction was approved by the Company's shareholders at an extraordinary general meeting ("EGM") of the Company held on 20th December 2000 and became effective immediately on that date.

(c) The change of the former name of the Company to its current name was approved on 20th December 2000 by the Company's shareholders at the EGM. The change of name became effective officially on 8th January 2001.

Particulars of the New Exchanged Business currently conducted by the Company subsequent to the Business and Asset Exchange are set out below:

Operating unit	Location	Principal activities
Dongjiao Sewage Water Treatment Plant and Jizhuangzi Sewage Water Treatment Plant	Tianjin, the PRC	Provision of sewage water processing services to Tianjin Sewage Company, details of which are set out below.
Southeastern Half Ring Road and toll stations	Tianjin, the PRC	Ownership of the right to set up toll stations at the junctions between the city roads of Tianjin and expressways leading to the city, and to collect toll fees from all motor vehicles entering the city of Tianjin at such toll stations, other than vehicles which are registered in Tianjin or exempted from toll payments under the relevant PRC rules and regulations, for a term expiring on 28th February 2029.

1 PRINCIPAL ACTIVITIES AND MODE OF OPERATIONS *(Cont'd)*

The sewage water processing business included in the New Exchanged Business is conducted according to a Sewage Water Processing Agreement, pursuant to which the sewage water processing services are rendered by the Dongjiao Sewage Water Treatment Plant and Jizhuangzi Sewage Water Treatment Plant to Tianjin Sewage Company ("TSC"), a State-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau ("TMEB"), at prices to be determined in accordance with a pricing formula stipulated in the agreement. The pricing formula effectively allows the sewage water processing business to fully recover the actual operating costs, including depreciation and amortisation of fixed assets but excluding interest expenses and foreign exchange gains or losses, and to earn a return of 15% per annum of the average balance of the monthly net book value of fixed assets (as defined in the agreement) of the sewage water processing operations and incentive pricing adjustments for cost saving and/or when actual processing volume exceeds the minimum processing volume stipulated in the agreement.

As described in note 2 below, the Company commenced additional new businesses including the sewage water treatment plants construction and the Haihe Bridge project management on 24th September 2001. The operations of the Additional New Business are independent from that of the New Exchanged Business as described above. In addition, during the year, the Company set up a subsidiary engaging in the business of water recycling. The subsidiary is still at the set up stage.

As mentioned above, the operations of the Company during the year therefore comprise the New Exchanged Business and the Additional New Business (collectively referred thereafter as "New Business"). As a result, the accounts of the Group for the year ended 31st December 2001 reflect the results, cash flows and recognised gains and losses of the Group for the year and the state of affairs of the Group and the Company as at 31st December 2001 of the New Business. As to the comparative figures, the consolidated profit and loss account, cash flow statement and statement of recognised gains and losses of the Group for the year ended 31st December 2000 incorporated the results, cash flows and recognised gains and losses of the Chemical Business for the period from 1st January 2000 to 20th December 2000, and those of the New Exchanged Business for the period from 21st December 2000 to 31st December 2000. The balance sheet as at 31st December 2000 reflected only the state of affairs of the New Exchanged Business and presented only the Company's balance sheet since the Company has no subsidiary as at that date.

2 DETAILS OF THE ADDITIONAL NEW BUSINESS

On 24th September 2001, the Company commenced the sewage water treatment plants construction business and the Haihe Bridge project management business (the "Additional New Business"), details of these businesses are set out below:

Sewage water treatment plants construction business

On 24th September 2001, the Company and TSC entered into the Xianyanglu Sewage Water Treatment Plant Constructions-in-progress Transfer Agreement, the Jizhuangzi (Expansion) Sewage Water Treatment Plant Constructions-in-progress Transfer Agreement and the Beicang Sewage Water Treatment Plant Constructions-in-progress Transfer Agreement (the "Transfer Agreements"). Upon the execution of the Transfer Agreements, the Company is responsible for the construction and the funding requirements of the above projects.

2 DETAILS OF THE ADDITIONAL NEW BUSINESS *(Cont'd)*

Sewage water treatment plants construction business *(Cont'd)*

Pursuant to the Transfer Agreements, the Company conditionally agreed to acquire from TSC the construction-in-progress of Xianyanglu Sewage Water Treatment Plant, Jizhuangzi (Expansion) Sewage Water Treatment Plant and its related facilities, and Beicang Sewage Water Treatment Plant (the "Sewage Water Treatment Plant Construction Projects") in Tianjin. The aggregate considerations payable by the Company to TSC for the acquisition of the Sewage Water Treatment Plant Construction Projects amounted to Rmb137,892,000, which will be payable upon completion of the transfers. Rmb81,473,000 of the considerations payable represented the value of the Sewage Water Treatment Plant Construction Projects as at 31st July 2001, as determined by a valuation performed by a PRC independent valuer based on the replacement cost method and the status of completion of these plants. The remaining balance of Rmb56,419,000 represented reimbursement of the construction costs incurred by TSC during the period from 1st August 2001 to 24th September 2001, and is determined by an audit performed by the Company's PRC auditors. In addition, pursuant to the Transfer Agreements, the Company will assume the rights and obligations of bank loans facilities, totalling approximately Rmb1,460 million, for the Sewage Water Treatment Plant Construction Projects upon completion of the transfers.

In addition, the Company and TSC entered into a Sewage Water Treatment Plants Construction Fee Agreement ("Construction Fee Agreement") on 24th September 2001. Pursuant to the agreement, TSC will pay and the Company will charge, a fee during the construction period of the sewage water treatment plants as a reward to the Company to take responsibility for the construction of the sewage water treatment plants.

The aggregate lump sum construction fees payable to the Company for the above construction projects of the three sewage water treatment plants amount to approximately RMB1,170 million, which represents the total of 23.7% of the simple yearly average of the estimated construction costs to be incurred during the construction period from 24th September 2001 to the respective dates of completion and commissioning of operations of each of the sewage water treatment plants. Pursuant to the Construction Fee Agreement, the construction fees will be payable by TSC to the Company in advance on a monthly basis based on amounts calculated according to the percentage of completion of the respective construction projects estimated by management. The percentage of completion of each project will be adjusted on a quarterly basis according to the certifications issued by qualified independent surveyors or engineers.

2 DETAILS OF THE ADDITIONAL NEW BUSINESS *(Cont'd)*

Sewage water treatment plants construction business *(Cont'd)*

The details of the above Sewage Water Treatment Plant Construction Projects are set out below:

	Xianyanglu Sewage Water Treatment Plant Construction Project	Jizhuangzi Sewage Water Treatment Plant Expansion Project	Beicang Sewage Water Treatment Plant Construction Project
Location	Tianjin, the PRC	Tianjin, the PRC	Tianjin, the PRC
Daily capacity (cubic meters) upon completion of construction	450,000	280,000	100,000
Estimated date of completion	End of 2004	End of 2003	End of 2005
Estimated total construction costs required (Rmb' million)	1,134	978	416
% of construction completion	6.0%	14.4%	3.8%
Estimated construction fees (Rmb' million)	589	317	264
Construction fees recognised by the Company up to 31st December 2001 (Rmb' million)	35	46	10

The Company is in the process of finalising the remaining transfer procedures in respect of the acquisition of the Sewage Water Treatment Plant Construction Projects. The Company understands that TSC neither has the intention nor has issued a written notice in respect of the the cancellation of the Transfer Agreements. The construction of the projects has never been discontinued since 24th September 2001. In the event that the transfers could not be completed, according to the Transfer Agreements, the Company would be entitled to receive the construction fees for services performed and to recover the construction costs incurred from TSC. For the purpose of preparation of these accounts, the Company has obtained the confirmation from TSC regarding the construction fees receivable by the Company and the construction costs incurred as at 31st December 2001. However, since the transfers have not been completed, the construction costs incurred by the Company during the period from 24th September 2001 to 31st December 2001 was recorded as prepayments to suppliers, and the full amount will be transferred to construction-in-progress of the Company's accounts upon completion.

2 DETAILS OF THE ADDITIONAL NEW BUSINESS *(Cont'd)*

Haihe Bridge project management business

On 24th September 2001, the Company entered into the Haihe Bridge Project Management Agreement with TMICL, the owner of the Haihe Bridge Construction Project. Pursuant to the agreement, the Company will provide project management services to TMICL for the construction of Haihe Bridge and will be entitled to a total sum of project management fee amounting to Rmb10,650,000. The construction of Haihe Bridge is expected to be completed on or before 31st December 2002.

The Company will receive the project management fee on a monthly basis according to the percentage of completion of the construction of Haihe Bridge. The percentage of completion during a year or period is determined based on the certifications issued by qualified independent surveyors or engineers. In the event that upon completion of the construction of the Haihe Bridge, the construction cost incurred is less or more than the budget, as the case may be, the Company will be entitled to certain reward or penalty, respectively.

3 PRINCIPAL ACCOUNTING POLICIES

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Society of Accountants ("HKSA"). The accounts are prepared under the historical cost convention.

In the current year, the Group adopted the following Statements of Standard Accounting Practice ("SSAPs") issued by the HKSA which are effective for accounting periods commencing on or after 1st January 2001:

SSAP 9 (revised)	Events after the balance sheet date
SSAP 14 (revised)	Leases (effective for periods commencing on or after 1st July 2000)
SSAP 26	Segment reporting
SSAP 28	Provisions, contingent liabilities and contingent assets
SSAP 31	Impairment of assets
SSAP32	Consolidated financial statements and accounting for investments in subsidiaries

3 PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

The accounts of year 2001 reflect the New Business conducted by the Group. The principal accounting policies adopted including the effect of adoption of the new standards are as follows:

(a) Basis of consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st December.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

(b) Subsidiaries

Subsidiaries are those entities in which the Group controls the composition of the board of directors, controls more than half of the voting power or holds more than half of the issued share capital.

In the Company's balance sheet, investments in subsidiaries are state at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(c) Fixed assets

Fixed assets are stated at cost less accumulated depreciation/amortisation and accumulated impairment losses, if any.

Amortisation of land use rights, other than those in relation to the road and toll stations business, is calculated to write-off their cost less accumulated impairment losses, if any, on a straight-line basis over the period of land use rights of 50 years.

Depreciation of the road and amortisation of land use rights in relation to the road and toll stations business are calculated to write off their cost less accumulated impairment losses, if any, on a units-of-usage basis whereby the depreciation and amortisation are provided based on the share of actual traffic volume for a particular period over the projected total traffic volume throughout the period of 30 years for which the right to operate the road is granted. It is the policy of the road and toll stations business to review regularly the projected total traffic volume throughout the operating periods of the road. If it is considered appropriate, independent professional traffic studies will be obtained. Appropriate adjustments will be made should there be a material change in the projected total traffic volume.

3 PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(c) Fixed assets *(Cont'd)*

Depreciation of leasehold buildings and structures is calculated to write-off their cost less accumulated impairment losses, if any, on a straight-line basis over the unexpired periods of the leases, the unexpired periods of the rights to operate the road and the toll stations or their expected useful lives, whichever is the shortest. The periods adopted for depreciation range from 10 to 50 years.

Other tangible fixed assets are depreciated at rates sufficient to write-off their costs less accumulated impairment losses, if any, of the assets and less estimated residual value, over their estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Plant, machinery and equipment	10-30 years
Motor vehicles and others	5-40 years

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. The expenses relating to improvements of fixed assets are capitalised and amortised over their expected useful lives to the Group.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that the fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account. Any revaluation reserve balance being attributable to the relevant asset is transferred to retained earnings and is shown as a movement in reserves.

(d) Investment securities

Investment securities are stated at cost less any provision for impairment losses.

The carrying amounts of individual investments are reviewed at each balance sheet date to assess whether the fair values have declined below the carrying amounts. When a decline other than temporary has occurred, the carrying amount of such securities will be reduced to its fair value. The impairment loss is recognised as an expense in the profit and loss account. The impairment loss is written back to the profit and loss account when the circumstances and events that led to the write-downs cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

3 PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(e) Inventories

Inventories comprise raw materials, spare parts and consumables.

Raw materials are stated at the lower of cost and net realisable value and spare parts and consumables are stated at cost less provision for obsolescence. Cost is determined on the weighted average basis.

(f) Accounts receivable

Provision is made against accounts receivable to the extent that they are considered to be doubtful. Accounts receivable in the balance sheet are stated net of such provision.

(g) Revenue recognition

Revenue from sewage water processing services is recognised when services are rendered.

Revenue from sewage water treatment plants construction services is calculated based on the percentage of completion during the construction period of the respective sewage water treatment plants. The percentage of completion is determined with reference to the certifications of qualified independent surveyors or engineers in the PRC.

Toll fee income is recognised on a receipt basis.

Haihe Bridge project management fee income is recognised based on the percentage of completion during the construction period of the Haihe Bridge. The percentage of completion is determined with reference to the certifications of qualified independent surveyors or engineers in the PRC.

Interest income is recognised on a time proportion basis after taking into account the principal amounts outstanding and the interest rates applicable.

(h) Repair and maintenance expenses

Repair and maintenance expenses are charged to the profit and loss account as incurred.

(i) Retirement benefits

The Group participates in a defined contribution pension scheme organised by the Tianjin Municipal Government whereby the Group is required to make contributions at 20% of the salaries of employees for the year. According to the scheme, the local municipal government has undertaken to assume the retirement benefits obligations of all existing and future retired employees of the Group. The Group's contributions under the scheme are charged to the profit and loss account as incurred.

3 PRINCIPAL ACCOUNTING POLICIES *(Cont'd)*

(j) Deferred taxation

Deferred taxation is accounted for at the current rate of taxation in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or recoverable in the foreseeable future.

(k) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases are charged to the profit and loss account on a straight-line basis over the lease periods.

(l) Translation of foreign currencies

The Company maintains its books and records in Renminbi.

Transactions in foreign currencies are translated into Renminbi at exchange rates quoted by the People's Bank of China at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated into Renminbi at rates of exchange quoted by the People's Bank of China at the balance sheet date. All exchange differences are dealt with in the profit and loss account.

4 TURNOVER, REVENUE AND SEGMENT INFORMATION

As described in note 1 to the accounts, the Group was principally engaged in manufacture and sale of marine chemical products prior to the Business and Asset Exchange which took place on 20th December 2000. The Group is currently engaged in sewage water processing, construction of sewage water treatment plants, road and toll stations and Haihe Bridge project management operations. Revenues recognised during the year are as follows:

(a) Analysis of the Group's revenues

	2001	2000
	Rmb'000	*Rmb'000*
Turnover		
New Business		
Revenue from sewage water processing services	**394,957**	11,236
Revenue from sewage water treatment plants construction services	**86,007**	—
Toll fee income	**79,663**	2,426
Haihe Bridge project management fee	**2,580**	—
Chemical Business		
Revenue from sale of goods	—	3,483,874
Income from finance management	—	2,407
	563,207	3,499,943
Other revenues		
Interest income from		
Bank deposits and loans receivable	**1,208**	5,826
Listed treasury bonds	—	1,712
Sales of raw materials	—	57,065
Gross rental income from investment properties	—	4,341
Dividend income from unlisted investments	—	2,486
	1,208	71,430
Total revenues	**564,415**	3,571,373

Pursuant to the PRC tax rules, the New Business of the Group is subject to PRC business tax levied at 5% of the operating revenue and government surcharges levied at 10% of the amount of business tax. The business tax and government surcharges related to revenue derived from the New Business of the Group during the year ended 31st December 2001 amounted to Rmb32,779,000 (2000: Rmb795,000 attributable to the New Business), and has been deducted from the operating revenue to arrive at the turnover of the Group.

4 TURNOVER, REVENUE AND SEGMENT INFORMATION *(Cont'd)*

(b) Business segment analysis

			New Business		
	Sewage water processing	Sewage water treatment plants construction	Road and toll stations	Haihe Bridge project management	Group
	2001	2001	2001	2001	2001
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Turnover	394,957	86,007	79,663	2,580	563,207
Segment results	286,499	70,257	40,671	1,918	399,345
Taxation					(131,820)
Profit after taxation					267,525
Minority interests					109
Profit attributable to shareholders					267,634
Segment assets	1,025,661	300,594	593,999	2,730	1,922,984
Investment securities					4,000
Total assets					1,926,984
Segment liabilities	64,037	135,831	24,192	151	224,211
Taxation payable					26,594
Minority Interests					1,891
Total liabilities					252,696
Capital expenditure	6,865	—	6,265	—	13,130
Depreciation and amortisation	39,051	—	14,243	—	53,294

4 TURNOVER, REVENUE AND SEGMENT INFORMATION *(Cont'd)*

(b) Business segment analysis *(Cont'd)*

	Continuing business			*Discontinued business*	
	Sewage water processing	**Road and toll stations**	**Total of New Business**	**Chemical Business**	**Group**
	2000	**2000**	**2000**	**2000**	**2000**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Turnover	11,236	2,426	13,662	3,486,281	3,499,943
Segment results	9,411	1,581	10,992	136,440	147,432
Recovery of certain assets at gross value			—	254,140	254,140
Finance costs			—	(223,657)	(223,657)
Share of profit of an associated company			—	4,658	4,658
Profit before taxation			10,992	171,581	182,573
Taxation			(3,627)	(855)	(4,482)
Profit attributable to shareholders			7,365	170,726	178,091
Segment assets	973,226	446,308	1,419,534	—	1,419,534
Segment liabilities	6,013	3,240	9,253	—	9,253
Taxation payable			3,627	—	3,627
Total liabilities			12,880	—	12,880
Capital expenditure	—	2,013	2,013*	445,985	447,998
Depreciation and amortisation	1,090	200	1,290	304,151	305,441

* The capital expenditure comprises additions to fixed assets and excludes those fixed assets acquired as a result of the Business and Asset Exchange which took place in December 2000.

No geographical segment analysis is presented since all of the Group's operations are in the PRC.

5 OPERATING PROFIT

Operating profit is stated after charging the following:

	2001	2000
	Rmb'000	*Rmb'000*
Depreciation and amortisation	**53,294**	305,441
Staff costs, including retirement benefit costs of Rmb2,206,000 (2000: Rmb39,775,000)	**33,302**	406,929
Repair and maintenance expenses	**19,644**	187,363
Operating lease rentals for land and buildings	**533**	3,616
Auditors' remuneration	**2,800**	3,000
Loss on disposal of fixed assets	**188**	10,635
Research and development expenses	—	4,094
Provision for doubtful debts	—	37,811
Provision for diminution in value of investment securities	—	5,795
Provision for losses on realisation of inventories	—	1,230
Outgoings in respect of investment properties	—	241

6 TAXATION

No Hong Kong profits tax has been provided as the Group has no taxable profits in Hong Kong (2000: nil). PRC income tax has been charged at 33% on the assessable profits of the New Business and at 15% on the assessable profits of the Chemical Business.

	2001	2000
	Rmb'000	*Rmb'000*
PRC income tax		
New Business		
Company	**131,820**	3,627
Chemical Business		
Company and subsidiaries	—	156
Share of taxation attributable to an associated company	—	699
	131,820	4,482

There is no material unprovided deferred taxation of the Group for the year (2000: nil).

7 PROFIT ATTRIBUTABLE TO SHAREHOLDERS

Included in the profit attributable to shareholders is a profit of Rmb268,616,000 (2000: Rmb186,041,000), which is dealt with in the accounts of the Company.

8 DIVIDEND

	2001	2000
	Rmb'000	*Rmb'000*
Final, proposed of Rmb0.8 (2000: nil) per ten share	**106,400**	—

At a meeting held on 28th February 2002, the directors of the Company declared a final dividend of Rmb0.8 per ten share. The proposed dividend is not reflected as a dividend payable in these accounts but will be reflected as an appropriation of retained earnings for the year ending 31st December 2002.

9 EARNINGS PER SHARE

The calculation of earnings per share is based on the profit attributable to shareholders of Rmb267,634,000 (2000: Rmb178,091,000) and 1,330,000,000 shares (2000: 1,330,000,000 shares) in issue during the year.

10 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS

(a) Directors' emoluments

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	2001	2000
	Rmb'000	*Rmb'000*
Fees	**780**	12
Salaries and other emoluments	**1,480**	293
Contribution to retirement benefit scheme	**20**	58
	2,280	363

Emoluments paid to independent non-executive directors amounted to Rmb780,000 during the year (2000: Rmb12,000) and have been included in the above analysis.

None of the directors of the Company individually received emoluments in excess of HK$1,000,000 during the year.

10 DIRECTORS' AND SENIOR MANAGEMENT'S EMOLUMENTS *(Cont'd)*

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include 3 (2000: 2) directors of the Company whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining 2 (2000: 3) individuals during the year are as follows:

	2001	2000
	Rmb'000	*Rmb'000*
Salaries and other emoluments	**550**	130
Contribution to retirement benefit scheme	**13**	26
	563	156

11 FIXED ASSETS

(a) Group

	Land use rights	Road	Buildings and structures	Plant, machinery and equipment	Motor vehicles and others	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Cost						
For the Company at 1st January 2001 (note 11(b))	650,598	185,418	655,498	206,109	44,566	1,742,189
Additions	487	—	1,399	3,387	7,857	13,130
Disposals	—	—	—	(40)	(560)	(600)
At 31st December 2001	651,085	185,418	656,897	209,456	51,863	1,754,719
Accumulated depreciation and amortisation						
For the Company at 1st January 2001 (note 11(b))	13,354	23,096	223,221	106,042	24,122	389,835
Charge for the year	14,389	5,978	21,209	9,936	1,782	53,294
Disposals	—	—	—	(16)	(396)	(412)
At 31st December 2001	27,743	29,074	244,430	115,962	25,508	442,717
Net book value						
At 31st December 2001	623,342	156,344	412,467	93,494	26,355	1,312,002

Subsequent to the Business and Asset Exchange in December 2000, the Company had no subsidiaries and therefore the fixed assets as at 1st January 2001 were fixed assets of the Company.

11 FIXED ASSETS *(Cont'd)*

(b) Company

	Land use right	Road	Buildings and structures	Plant, machinery and equipment	Motor vehicles and others	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*	*Rmb'000*
Cost						
At 1st January 2001 (note 11(a))	650,598	185,418	655,498	206,109	44,566	1,742,189
Additions	487	—	1,399	1,767	6,164	9,817
Disposals	—	—	—	(40)	(560)	(600)
At 31st December 2001	651,085	185,418	656,897	207,836	50,170	1,751,406
Accumulated depreciation and amortisation						
At 1st January 2001 (note 11(a))	13,354	23,096	223,221	106,042	24,122	389,835
Charge for the year	14,389	5,978	21,209	9,936	1,782	53,294
Disposals	—	—	—	(16)	(396)	(412)
At 31st December 2001	27,743	29,074	244,430	115,962	25,508	442,717
Net book value						
At 31st December 2001	623,342	156,344	412,467	91,874	24,662	1,308,689
At 31st December 2000	637,244	162,322	432,277	100,067	20,444	1,352,354

All of the Group's land, road, buildings and structures are held in the PRC under medium term leases of 50 years.

12 SUBSIDIARY

	Company 2001 Rmb'000	Company 2000 Rmb'000
Unlisted investment in the PRC, at cost	**18,000**	—

Particulars of the subsidiary are as follows:

Name	Place of incorporation	Principal activities and place of operation	Registered capital	Interest held directly
Tianjin Water Recycling Co., Ltd.	The PRC	Production of recycled water, equipment development and technical consulting relating to water recycling business in the PRC	Rmb20,000,000	90%

13 INVESTMENT SECURITIES

	Group and Company 2001 Rmb'000	Company 2000 Rmb'000
Unlisted investment in the PRC, at cost	**4,000**	—

14 INVENTORIES

	Group and Company 2001 Rmb'000	Company 2000 Rmb'000
Raw materials	**2,230**	2,689
Spare parts and consumables	**284**	165
	2,514	2,854

15 TRADE RECEIVABLES

Trade receivables as at 31st December 2001 included receivables from TSC in respect of sewage water processing service fee of Rmb 44,719,000 (2000: Rmb11,890,000) and sewage water treatment plants construction fee of Rmb 84,864,000 (2000: Nil) (note 2), and receivable from TMICL in respect of Haihe Bridge project management fee of Rmb 2,729,000 (2000: Nil).

The trade receivables as at 31st December 2000 and 2001 were aged within one year.

16 OTHER RECEIVABLES AND PREPAYMENTS

Included in other receivables and prepayments as at 31st December 2001 was an amount of Rmb215,026,000, which represented the construction costs incurred during the period from 24th September 2001 to 31st December 2001 in relation to the sewage water treatment plants construction services (note 2), less amounts paid by TSC on behalf of the Company.

17 OTHER PAYABLES

Other payables include an amount due to TMICL of Rmb 17,696,000 (2000: Rmb 2,508,000), which is unsecured, interest free and has no specific repayment terms. In addition, other payables as at 31st December 2001 included an amount of construction costs payable of Rmb135,730,000 (2000: Nil) which represented the construction costs incurred by the Company in relation to the construction of the sewage water treatment plants during the period from 24th September 2001 to 31st December 2001 (note 2). The construction costs payable included amounts of Rmb99,396,000 payable to related companies.

18 SHARE CAPITAL

	Company	
	2001	2000
	Rmb'000	*Rmb'000*
Registered, issued and fully paid:		
990,000,000 A shares of Rmb1 each	**990,000**	990,000
340,000,000 H shares of Rmb1 each	**340,000**	340,000
	1,330,000	1,330,000

All the A and H shares rank pari passu in all respects.

19 RESERVES

(a) Group

	Capital reserve fund (note i) *Rmb'000*	General reserves (note ii) *Rmb'000*	Retained earnings *Rmb'000*	Total *Rmb'000*
For the Company at 1st January 2001 (note 19(b))	69,289	1,104	6,261	76,654
Profit for the year	—	—	267,634	267,634
Transferred from profit and loss account to:				
- statutory common reserve (note ii)	—	26,764	(26,764)	—
- statutory provident fund (note ii)	—	13,382	(13,382)	—
At 31st December 2001	69,289	41,250	233,749	344,288
Representing:				
Retained earnings at 31st December 2001			127,349	
2001 proposed final dividend			106,400	
			233,749	

Subsequent to the Business and Asset Exchange in December 2000, the Company had no subsidiaries and therefore the reserves as at 1st January 2001 were all attributable to the Company.

19 RESERVES *(Cont'd)*

(b) Company

	Capital reserves fund (note i)	General reserves (note ii)	(Accumulated losses)/ Retained earnings	Total
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
At 1st January 2000	571,828	106,468	(821,600)	(143,304)
Profit after taxation - the Chemical Business	—	—	178,676	178,676
Transfer from profit and loss account	5,383	—	(5,383)	—
Difference in book value of the assets exchanged pursuant to the Business and Asset Exchange	33,917	—	—	33,917
Set off of accumulated losses against reserves	(541,839)	(106,468)	648,307	—
At 20th December 2000	69,289	—	—	69,289
Profit after taxation - the New Business	—	—	7,365	7,365
Transfer from profit and loss account to:				
- statutory common reserve (note ii)	—	736	(736)	—
- statutory provident fund (note ii)	—	368	(368)	—
At 31st December 2000	69,289	1,104	6,261	76,654
At 1st January 2001 (note 19(a))	69,289	1,104	6,261	76,654
Profit for the year	—	—	268,616	268,616
Transferred from profit and loss account to:				
- statutory common reserve (note ii)	—	26,764	(26,764)	—
- statutory provident fund (note ii)	—	13,382	(13,382)	—
At 31st December 2001	69,289	41,250	234,731	345,270
Representing:				
Retained earnings at 31st December 2001			128,331	
2001 proposed final dividend			106,400	
			234,731	

19 RESERVES *(Cont'd)*

Notes:

(i) Transactions of the following nature are recorded in the capital reserve fund:

- share premium arising from the issue of shares;
- donations received;
- surplus arising from the revaluation of assets; and
- any other items required by PRC regulations to be so treated.

(ii) The general reserves comprise the statutory common reserve and the statutory provident fund. According to the Company's Articles of Association, it is required to transfer 10% of the net profit of the Company as shown in the accounts prepared under PRC accounting regulations to the statutory common reserve (until the reserve reaches 50% of the registered capital) and 5% to 10% of the net profit to the statutory provident fund. The transfers to these reserves must be made before the distribution of dividends to shareholders.

The transfers to the reserves during the year represented 10% and 5% of the net profit of the Company transferred to the statutory common reserve and statutory provident fund, respectively.

(iii) The distributable reserve available to the Company as at 31st December 2001 amounted to Rmb234,731,000 (2000: Rmb6,261,000) before the proposed final dividend for the year ended 31st December 2001.

20 LONG-TERM LIABILITIES

Long-term liabilities include a specific payable of Rmb36,000,000 obtained by the Company's subsidiary, Tianjin Water Recycling Co., Ltd., from TMEB in accordance with a document issued by Tianjin Development Planning Commission "Forwarded Notice from the State Development Planning Commission Regarding Investment Plan of Specific Fund Central Budget for the Sewage Water Recycling Projects in 2001". The specific payable is granted for the construction of the Jizhuangzi sewage water recycling project. The remaining balance is obtained from Tianjin Municipal Government. These specific payables are interest free and the method and date of repayment will be determined upon completion of the construction project which is estimated to take more than one year.

21 NOTES TO THE CASH FLOW STATEMENT

(a) Reconciliation of profit before taxation to net cash inflow from operating activities

	2001	2000
	Rmb'000	*Rmb'000*
Profit before taxation	399,345	182,573
Share of profit of an associated company	—	(4,658)
Loss on disposal of fixed assets	188	10,635
Provision for diminution in value of investment securities	—	5,795
Depreciation and amortisation	53,294	305,441
Interest income	(1,208)	(7,538)
Interest expense	—	223,657
Income from other investments	—	(2,486)
Recovery of certain assets at gross value	—	(254,140)
Proceeds from recovery of certain assets at gross value	—	305,249
Increase in amount due to an associated company	—	1,012
Decrease/(increase) in inventories	340	(55,096)
(Increase)/decrease in trade, other receivables and prepayments	(335,513)	106,972
Increase in loans receivable	—	(10,226)
Increase in other investments	—	(11,974)
Increase in trade and other payables	178,758	110,435
Net cash inflow from current account with the former controlling shareholder	—	150,251
Net cash inflow from operating activities	295,204	1,055,902

(b) Analysis of changes in financing during the year

	Minority interests		Long-term liabilities	
	2001	2000	2001	2000
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
Cash inflow from financing	2,000	—	36,200	—
Share of loss of the subsidiary	(109)	—	—	—
At 31st December	1,891	—	36,200	—

22 COMMITMENTS

(a) Capital commitments

	Group		Company	
	2001	2000	**2001**	2000
	Rmb'000	*Rmb'000*	***Rmb'000***	*Rmb'000*
Contracted but not provided for (note i)	**137,892**	1,547	**137,892**	1,547
Authorised but not contracted for (note ii)	**2,398,694**	503,000	**2,284,194**	503,000
	2,536,586	504,547	**2,422,086**	504,547

Notes:

(i) The amount represents the consideration in respect of the proposed acquisition of the construction-in-progress of the sewage water treatment plants as at 24th September 2001 (note 2), which will be payable upon completion of the acquisitions.

(ii) This comprises the commitment of the Company in respect of the construction projects of the sewage water treatment plants from 1st January 2002 to completion amounting to approximately Rmb2,284,194,000, and the capital commitment of Tianjin Jizhuangzi sewage water recycling project of the Company's subsidiary, Tianjin Water Recycling Co., Ltd., amounting to Rmb114,500,000.

(b) Operating lease commitments

At 31st December 2001, the Group and the Company had future aggregate minimum lease payments under non-cancellable operating leases in respect of office premises leased from TMICL as follows:

	Group and Company	
	2001	2000
	Rmb'000	*Rmb'000*
Within one year	**450**	450
In the second to fifth year inclusive	**1,800**	380
After the fifth year	**6,300**	—
	8,550	830

In addition, certain leases in respect of land and buildings at toll stations of the Company were leased from third parties with no specific lease period. The yearly rental in respect of these leases in aggregate amounts to Rmb380,000.

23 RELATED PARTY TRANSACTIONS

The New Business

The following is a summary of significant transactions with related companies in 2001, which were carried out in the normal course of operations of the New Business:

Company	Nature of transaction	Year ended 31st December 2001 Rmb'000	Period from 21st December to 31st December 2000 Rmb'000
Income			
TSC	Revenue from sewage water processing (note (a))	417,944	11,890
TSC	Revenue from construction of sewage water treatment plants (note (b))	91,013	—
TMICL	Revenue from Haihe Bridge project management (note (c))	2,729	—
Expenses			
TURBCC	Road repair and maintenance (note (d))	2,750	92
TMICL	Operating lease rental in respect of office premises (note (e))	450	13
Li & Partners	Legal consulting fees (note (f))	1,921	—
Others			
Related contractors	Prepaid sewage water treatment plants construction costs (note (g))	186,940	—

Notes:

(a) This represents revenue derived from the sewage water processing services rendered by the Company to TSC according to Sewage Water Processing Agreement, details of which are set out in note 1.

(b) This represents revenue derived from the construction of sewage water treatment plants rendered by the Company to TSC according to Sewage Water Treatment Plants Construction Fee Agreement, details of which are set out in note 2.

(c) This represents revenue derived from the Haihe Bridge project management services rendered to TMICL, details of which are set out in note 2.

23 RELATED PARTY TRANSACTIONS *(Cont'd)*

The New Business (Cont'd)

(d) According to a road repair and maintenance agreement, Tianjin Urbran Road & Bridge Construction Company ("TURBCC") shall provide road repair and maintenance services to the Company in relation to the Southeastern Half Ring Road, for fees based on the rates prescribed in the Index For Estimation of Repair and Maintenance Costs For National Urban Construction (Jian She Bu Cheng [1993] No. 412) issued by the Ministry of Construction of the PRC, from time to time.

(e) The operating lease rentals were paid to TMICL based on an office premises leasing agreement. According to the agreement, the Company shall lease a building from TMICL as its office premises for an annual rental of Rmb450,000 and such rental will be adjusted every three years based on the then market rentals determined by an independent valuer.

(f) This represents the fees for legal services provided by Li & Partners in respect of the acquisitions of the Additional New Business of the Group and other general consultancy. Li & Partners is a law firm in which an independent director, Mr Li Wei Bin, has a beneficial interest.

(g) This represents the construction work incurred in respect of the sewage water treatment plants during the period from 24th September 2001 to 31st December 2001 and paid to the following contractors that are under the supervisory control of TMEB:

	2001
	Rmb'000
Tianjin No.1 Municipal Road Engineering Co., Ltd.	15,022
Tianjin No.2 Municipal Road Engineering Co., Ltd.	7,791
Tianjin No.3 Municipal Road Engineering Co., Ltd.	6,899
Tianjin No.5 Municipal Road Engineering Co., Ltd.	12,311
Tianjin City Contruction Group Co., Ltd.	130,611
Sewage Management No.2 Management Office	800
Tianjin Sewage Engineering Company	4,506
Tianjin Road & Bridge Management Office	5,000
Tianjin Municipal Engineering Design Research Institute	4,000
	186,940

(h) The road and toll stations business has sixteen toll stations as at 31st December 2001. According to a land leasing agreement, the land on which thirteen of the sixteen toll stations are located is granted by TMEB for perpetual use of the road and toll stations business free of charge.

23 RELATED PARTY TRANSACTIONS *(Cont'd)*

The Chemical Business

The following is a summary of significant transactions with the former controlling shareholder and its private group companies during the period from 1st January 2000 to 20th December 2000, which were carried out in the normal course of operations of the Chemical Business:

	Period from 1st January to 20th December 2000 *Rmb'000*
Income	
Sales of finished products	390,832
Sales of raw materials and spare parts	106
Subcontracting fees received	21,552
Interest income from loans receivable	3,131
Management fee income	700
Rental fee income	2,598
Expenses	
Purchases of raw materials and spare parts	697,070
Purchases of fixed assets	2,960
Subcontracting fees paid	74,641
Fees paid for other supporting services	11,621
Operating lease rental expenses for land and facilities	3,616
Staff welfare expenses	26,381
Fees paid for repair and maintenance services	600

24 POST BALANCE SHEET EVENT

At a meeting held on 28th February 2002, the directors proposed to issue "A Share" convertible bonds for a total amount of not more than Rmb1,200 million. The convertible bonds have par value Rmb100 and will mature in 5 years. The proposal is subject to approval of the shareholders at the annual general meeting to be held in 2002.

25 ULTIMATE HOLDING COMPANY

The directors of the Company regard Tianjin Municpal Investment Company Limited as being the ultimate holding company.

26 APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 28th February 2002.

Significant Differences between Accounts Prepared under PRC GAAP and HK GAAP

Differences between the accounts prepared under PRC GAAP and HK GAAP for the year ended 31st December 2001 are as follows:

	Profit distributable to shareholders		**Net asset value**	
	Group	**Company**	**Group**	**Company**
	Rmb'000	*Rmb'000*	*Rmb'000*	*Rmb'000*
As reported under PRC GAAP	267,634	267,634	1,567,888	1,567,888
Reversal of equity accounting of the loss of the subsidiary	—	982	—	982
2001 proposed final dividend	—	—	106,400	106,400
As reported under HK GAAP	267,634	268,616	1,674,288	1,675,270

1. During the year 2001, there is no litigation or arbitration that is material to the Company.

2. Summary and progress of the Company's acquisitions and sale of assets, merger and combination during the reporting period:

   During the reporting period, the Company and Tianjin Sewage Company entered into conditional agreements dated 24th September 2001 regarding the acquisition of the construction-in-progress of the Beicang sewage treatment plant, the Xianyanglu sewage treatment plant and the expansion project of the Jizhuangzi sewage treatment plant. Except for the novation of the loan facilities, all other conditions had been completed. Approval for the novation of the loan facilities denominated in Japanese Yen has been obtained from the State Ministry of Finance. The completion for the novation of the other two loan facilities will be actively followed up. The 2001 extraordinary general meeting has passed the resolution to amend the Articles of Association. However, the above projects have not been completed during the year. Accordingly, the Articles of Association will only be amended as soon as the above projects are completed.

   The revenue for the above business is based on the Sewage Water Treatment Plants Construction Fee Agreement entered into between the Company and Tianjin Sewage Company on 24th September 2001. During the year, the construction costs incurred amounted to Rmb 238,926,154. Based on the progress of the construction work, the Company would receive construction fee of Rmb 91,012,587.

3. Significant connected transactions

   (1) On 24th September 2001, Tianjin Sewage Company and the Company entered into an agreement for the acquisition of the construction-in-progress of the Beicang sewage treatment plant.

   (2) On 24th September 2001, Tianjin Sewage Company and the Company entered into an agreement for the acquisition of the construction-in-progress of the Xianyanglu sewage treatment plant.

   (3) On 24th September 2001, Tianjin Sewage Company and the Company entered into an agreement for the acquisition of the construction-in-progress of the expansion project of the Jizhuangzi sewage treatment plant.

   (4) On 24th September 2001, Tianjin Municipal Investment Company Limited and the Company entered into an agreement regarding the project management of the construction of the Haihe Bridge.

   Announcements in respect of these connected transactions have been published on 25th September 2001, 26th September 2001 and 18th October 2001 in Shanghai Securities, Hong Kong Wen Wei Pao and Hong Kong iMail accordingly.

   (5) Pursuant to the Sewage Water Processing Agreement entered into between TMICL and Tianjin Sewage Company on 10th October 2000, Tianjin Sewage Company agreed to procure TMICL to process sewage water for a term of 30 years. Tianjin Sewage Company is a state-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau of Tianjin. The agreement was initially entered into between TMICL and Tianjin

Sewage Company, as the sewage water processing business was owned and operated by TMICL at that time. After the completion of the Asset Exchange, the rights and obligations of TMICL were automatically transferred to the Company. The Company becomes a party to the agreement replacing TMICL. According to the pricing formula, the processing fee payable is structured on a cost-plus-profit approach, and is linked to, among other things, the cost of processing sewage water, a fixed return on the capital investment and incentive payments.

During the period under review, the Company processed sewage water 219 million cubic meters. A sewage water processing fee of Rmb 418 million and a net profit of Rmb 192 million were derived from the services provided pursuant to the Sewage Water Processing Agreement for the year ended 31st December 2001. In addition, the completed construction works of Beicang sewage treatment plant construction in progress, Xianyanglu sewage treatment plant construction in progress and Jizhuangzi sewage treatment plant construction in progress (expansion project) amounted to an aggregate amount of Rmb 239 million. As such, pursuant to the Sewage Water Treatment Plants Construction Fee Agreement, an income of approximately Rmb 91.013 million and a net profit contribution of Rmb 47.07 million were recorded for the year ended 31st December 2001.

(6) Pursuant to the Road Repair and Maintenance Agreement and the supplementary agreement thereof entered into between TMICL and Tianjin Urban Road and Bridge Construction Company ("TURBCC") on 1st October 2000 and 24th November 2000, respectively, TURBCC will maintain and repair the Southeastern Half Ring Road for TMICL. TURBCC is a state-owned enterprise under the supervisory control of the Tianjin Municipal Engineering Bureau of Tianjin. The agreement was initially entered into between TMICL and TURBCC, as the Southeastern Half Ring Road was owned and operated by TMICL at that time. After the completion of the Asset Exchange, the rights and obligations of TMICL were automatically transferred to the Company. The Company becomes a party to the agreement replacing TMICL. Pursuant to the Road Repair and Maintenance Agreement, TURBCC will charge the Company for fees based on the rates prescribed under the Index for Estimation of Repair and Maintenance Costs for National Urban Construction (Jian She Bu Cheng 1993 No. 412) issued by the Ministry of Construction from time to time.

(7) The Company and TMICL entered into the Lease Agreement on 10th October 2000, pursuant to which the Company will lease from TMICL upon the completion of the Asset Exchange a building situated at No. 18 Jinlong Apartment, Shuishang Park North Road, Nankai District, Tianjin, the PRC, with a total gross floor area of approximately 674 sq. m. as its office premises. The annual rental payable by the Company to TMICL is Rmb 450,000 and such annual rental will be adjusted every three years based on the then market rentals determined by an independent valuer.

The independent directors of the Company confirm that the above transactions are entered into in accordance with normal commercial terms.

(8) The Company paid Rmb 1,921,000 to Li & Partners, the legal adviser of the Company as to Hong Kong law, for legal advices in respect of the new and usual course of businesses. As Mr. Li Weibin is the present independent director of the Company and the partner of Li & Partners, the transaction constituted a connected transaction of the Company.

4. Significant contracts and status of implementation

   During the reporting period, the Company properly complied with the terms of various business contracts and there was no significant dispute arising from these contracts.

   (1) During the reporting period, the Company did not hold in custody, hire or lease any assets, and there is no company that hold in custody, hire or lease any assets of the Company.

   (2) During the reporting period, the Company did not enter into any guarantees.

   (3) During the reporting period, the Company did not enter into any trust arrangement with any third party for financial management matters.

5. During the reporting period or remaining effective up to the reporting period, the Company or shareholders who are interested in more than 5% of the total issued share capital of the Company had not published any matters of commitments in the designated newspapers and websites.

6. During the reporting period, the Company re-appointed PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers, Certified Public Accountants, as auditors of the Company. Remunerations paid to the auditors during the year are as follows:

	2001 ***Rmb***	Notes
Audit and financial services fees	4,134,000	The amount does not include other expenses such as the trip expenses mentioned below
Other fees	77,700	For the year ended 31st December 2001, the Company paid other fees of RMB 77,700 to the auditors of the Company, which represents a reimbursement of accommodation and traveling expenses incurred during the course of audit works carried out by the auditors of the Company in Tianjin. The directors of the Company confirm that the payment of such fees will not impair the independence of the auditors of the Company

   The audit and financial services fees include:

   (1) Fees for professional services rendered in respect of the audit of 2001 PRC GAAP interim accounts and the review of 2001 HKGAAP interim accounts and the audit of the year 2001 accounts, and

   (2) Fees for professional services rendered in respect of the acquisitions during the year.

7. During the reporting period, the Company, the Company's board of directors, directors and senior management were not subject to any review by the CSRS, administrative punishment by the CSRS, criticism through circulars or public statement of criticism. The CSRS and its related entities also had not carried out any regular recurring inspection of the Company.

8. During the reporting period, the Company was subject to 33% income tax rate and was not entitled to any preferential treatment on income tax.

9. Other major events

   (1) As audited by Pricewaterhouse Zhong Tian Certified Public Accountants Co., Ltd., the Company's net profit for the year 2000 amounted to Rmb168,604,000. The auditors issued an unqualified audit report on the Company's accounts for the year 2000. Accordingly, the Shanghai Securities Exchange decided to cancel the special treatment of the Company's A Shares with effect from 26th March 2001. The abbreviation name of the Company's A Shares was changed from "ST Capital" to "Tianjin Capital".

   (2) On 20th June 2001, the Company, Tianjin Municipal Investment Company Limited and Tianjin Bohai Chemical Industry Group Corporation confirmed that, save as the transfer of title in land and buildings, the transfer of titles in all other assets involved in the assets exchange were duly completed.

Documents Available For Inspection

1. Financial statements which have been signed by the Company legal representative, Chief Accountant and manager in charge of the accounts department.

2. The auditors' reports issued by PricewaterhouseCoopers Zhong Tian Certified Public Accountants Co., Ltd. and PricewaterhouseCoopers as signed with seal affixed by the certified public accountants thereof and the full text of the financial statements for the year ended 31st December 2001.

3. Original copy of all documents and announcements disclosed during the reporting period in designated newspaper as required by the China Securities Regulatory Commission.

4. Annual Reports as disclosed in other securities market.

Notice of Annual General Meeting and Class Meeting for Holders of Company's Domestic Shares and H Shares for the Issue of A Shares Convertible Bonds of the Company

NOTICE IS HEREBY GIVEN that the tenth Annual General Meeting ("AGM") of members and class meeting for holders of Company's Domestic shares ("Domestic Shares class meeting") and H Shares, respectively ("H Shares class meeting") for the issue of A shares convertible bonds of the Company of Tianjin Capital Environmental Protection Company Limited (the "Company") will be held at 4/F., Conference Room, Tianjin Capital Environmental Protection Company Limited, 45 Guizhou Road, Heping District, Tianjin, the People's Republic of China (the "PRC") on 16th April, 2002 at 9:30 am, 11:00 a.m. and 11:30 a.m., respectively for the purpose of passing the resolutions as listed below:

I. **As ordinary resolutions:**

1. To consider and approve the Annual Report of the Company for the year ended 31st December, 2001;

2. To consider and approve the Report of the Director of the Company for the year ended 31st December, 2001;

3. To consider and approve the Report of the Supervisory Committee 2001;

4. To review the Auditors' Reports as submitted by PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd., Certified Public Accountants, PRC and PricewaterhouseCoopers, Certified Public Accountants, Hong Kong on the Financial Statements of the Company for 2001, and to consider and approve the Financial Statements of the Company, as respectively audited by the domestic and overseas certified public accountants;

5. To consider and approve the Financial Report of the Company for the year 2001 and Financial Budget for the year 2002;

6. To consider and approve the proposed distribution of profits of the Company for the year ended 31st December, 2001;

7. To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Co., Ltd., Certified Public Accountants, PRC and PricewaterhouseCoopers, Certified Public Accountants, Hong Kong as the auditors of the Company for the year ending 31st December, 2002 and to authorize the board of directors of the Company to determine the terms for such appointment;

8. To consider and approve the rules governing the procedures for operating the shareholders' general meeting of the Company (Annex 1);

9. To consider and approve the application of Mr. Li Weibin and Mr. Guan Weili for the resignation as the independent non-executive directors, and to consider and approve the resolution concerning the nomination of Mr. Gao Zong Ze and Mr. Wang Xiang Fei for the independent directors (Please refer to the separate circular on the proposed change of the independent non-executive directors);

10. To consider and approve the 2002 development plan of the Company, and to confirm or endorse the matters that the Board implements pursuant to the development plan;

11. To consider and approve the proposed scheme of remuneration for the directors;

II. As special resolutions:

1. To consider and approve the amendment of the Articles of Association of the Company (Annex 2).

2. To consider and approve of the proposal on the issue of A Shares Convertible Bonds of the Company (Please refer to separate circular on the proposed issue of the A Shares Convertible Bonds):

   (1) the major terms in respect of the proposal on the issue of A Shares Convertible Bonds including but not limited to the issue size, the arrangement for placing to the Company's existing shareholders, use of proceeds, conversion price, the adjustment principle and the amendment to the conversion price;

   (2) the feasibility study in respect of the use of proceeds from the issue of A Shares Convertible Bonds;

   (3) the report on the use of proceeds from the previous fund raising exercise (note 7);

   (4) authorizing the board of directors of the Company with full power to issue the A Shares Convertible Bonds and to implement all related matters in respect thereof; and

   (5) the validity period for the issue of A Shares Convertible Bonds.

3. To consider and approve the proposal to grant the mandate to the Board to allot and issue new Shares not exceeding 20% of existing H shares issued and outstanding (H Shares):

   a) Subject to paragraphs c) and d), and pursuant to the Rules governing the listing of securities of Hong Kong Stock Exchange Limited (as amended from time to time) and the Company Law of the People's Republic of China ("PRC"), the Directors of the Company are authorized to exercise all the rights of the Company, to allot and issue new Shares individually and collectively during the Relevant Period is generally and unconditionally approved, and the terms and conditions for the Directors to exercise their authority to determine the allotment and issue of new Shares include, inter alia:

      (1) the number of new Shares to be issued;

      (2) the Issue Price of the new Shares;

      (3) the date for the commencement and closing of the issue;

      (4) the number of new Shares to be issued to the existing shareholders; and

      (5) to make or grant offer proposals, agreements and options as may be necessary in the exercise of such powers.

b) To make or grant offer proposals, agreements and options to the Directors of the Company as required or may be required in the exercise of such powers during the Relevant Period as referred to in paragraph a) or after the expiry of the Relevant Period.

c) The total nominal amount of overseas listed foreign shares (other than those issued under the PRC Company Law and the Articles of Association of the Company (the "Articles of Association") by the capitalisation of the statutory public welfare funds) agreed to allot or conditionally or unconditionally agreed to allot by the Directors of the Company pursuant to paragraph a) (whether pursuant to the exercise of options or otherwise) shall not exceed 20% of the overseas listed foreign shares of the Company existing in issue.

d) Upon the exercise of the powers pursuant to paragraph a) above, the Directors of the Company shall

(1) comply with the PRC Company Law and the Rules governing the listing of securities of Hong Kong Stock Exchange Limited (as amended from time to time) and

(2) obtain the approval from China Securities Regulatory Commission.

e) For the purpose of this resolution:

"Relevant Period" refers to the period from the date of the passing of this resolution to the earliest of following three:

(1) twelve months after the passing of this resolution;

(2) conclusion of the forthcoming annual general meeting of the Company; and

(3) the date of the passing of a special resolution to revoke or amend the mandate as referred to in this resolution by shareholders in shareholders general meeting.

f) Subject to the approval by the relevant authorities of the PRC and pursuant to the PRC Company Law, the Directors of the Company is authorized to increase the registered capital of the Company to the required amount respectively when exercising the powers under paragraph a) above.

g) Subject to the approval by the relevant authorities of the PRC, the Board of Directors is authorized to make appropriate and necessary amendments to the Articles of Association, so as to reflect the changes in the capital of the Company that may have arisen under this mandate.

III. Resolutions to be passed at the Class Meeting for holders of Company's H Shares

To consider and approve the proposal on the issue of A Shares Convertible Bonds of the Company (please refer to the separate circular on the proposed issue of the A Shares Convertible Bonds).

(1) the major terms in respect of the proposal on the issue of A Shares Convertible Bonds including but not limited to the issue size, arrangement for placing to the Company's existing shareholders, use of proceeds, conversion price, the adjustment principle and the amendment to the conversion price;

(2) the feasibility study in respect of the use of proceeds from the issue of A Shares Convertible Bonds;

(3) the report on the use of proceeds from the previous fund raising exercise (note 7);

(4) authorizing the board of directors of the Company with full power to issue the A Shares Convertible Bonds and to implement all related matters in respect thereof; and

(5) the validity period for the issue of A Shares Convertible Bonds.

IV. Resolutions to be passed at the class meeting for holders of Company's domestic shares

To consider and approve the proposal on the issue of A Shares Convertible Bonds of the Company (please refer to the separate circular on the proposed issue of the A Shares Convertible Bonds).

(1) the major terms in respect of the proposal on the issue of A Shares Convertible Bonds including but not limited to the issue size, arrangement for placing to the Company's existing shareholders, use of proceeds, conversion price, the adjustment principle and the amendment to the conversion price;

(2) the feasibility study in respect of the use of proceeds from the issue of A Shares Convertible Bonds;

(3) the report on the use of proceeds from the previous fund raising exercise (note 7);

(4) authorizing the board of directors of the Company with full power to issue the A Shares Convertible Bonds and to implement all related matters in respect thereof; and

(5) the validity period for the issue of A Shares Convertible Bonds.

V. Other business

By order of the Board
Fu Yana Ip Pui Sum
Company Secretaries

Tianjin, the PRC
28th February 2002

Legal address of the Company: No. 18 Jinlong Apartment
Shuishang Park North Road
Nankai District
Tianjin, The PRC

Telephone: (8622)-23523036
Facsimile: (8622)-23523100

Notes:

1. The register of members of the Company's H Shares will be closed from 15th March, 2002 to 16th April, 2002, both days inclusive, for the purpose of determining a Shareholder's List for the AGM and the H Shares class meeting. The last lodgement for share transfer must be made on 14th March, 2002 at Hong Kong Registrars Limited by or before 4:00 pm.

2. Each Shareholder having the rights to attend and vote at the AGM and/or the Domestic Shares class meeting and/or the H Shares class meeting is entitled to appoint one or more proxies (whether a Shareholder or not) to attend and vote on his behalf. Should more than one proxy be appointed by one Shareholder, such proxy shall only exercise his voting rights on a poll.

3. Shareholders can appoint a proxy by an instrument in writing (i.e. by using the Proxy Form enclosed). The Proxy Form shall be signed by the person appointing the proxy or an attorney authorised by such person in writing. If the Proxy Form is signed by an attorney, the power of attorney or other documents of authorisation shall be notarially certified. To be valid, the Proxy Form and the notarially certified power of attorney or other documents of authorisation must be delivered to the above legal address of the Company in not less than 24 hours before the time scheduled for the holding of the AGM and/or the Domestic Shares class meeting and/or the H Shares class meeting.

4. Shareholders or proxies who intend to attend the AGM and/or the Domestic Shares class meeting and/or the H Shares class meeting are asked to send the reply slip for attendance duly completed and signed to the Secretarial Office on or before 26th March, 2001 in person, by post or by fax. Please use the Proxy Form or its duplicate in writing.

5. Shareholders or their proxies shall present proofs of their identities upon attending the AGM and/or the Domestic Shares class meeting and/or the H Shares class meeting. Should a proxy be appointed, the proxy shall also present the Proxy Form.

6. The AGM and the Domestic Shares class meeting and the H Shares class meeting are expected to last for about half a day. The shareholders and proxies attending the AGM and/or the Domestic Shares class meeting and/or the H Shares class meeting shall be responsible for their own travelling and accommodation expenses.

7. After the asset restructuring, which was approved by the Shareholders of the Company in the extraordinary meeting held on 20th December, 2000, all the existing assets of the Company are not released to the funds raised previously and the use of such funds is not relevant to the existing operation of the Company. As such, the PRC accountants of the Company are unable to produce a report on the use of funds raised previously.

Annex 1

The rules for governing the procedures for operating the shareholders' general meeting of Tianjin Capital Environmental Protection Company Limited

Chapter 1 General Provisions

Article 1 In order to ensure that the normal order and efficiency for the meetings of the shareholders' general meeting of Tianjin Capital Environmental Protection Company Limited (hereinafter referred to as the "Company"), to warrant that the shareholders' general meeting exercises its authorities pursuant to the law, to protect the legal rights of the shareholders and the duly performance of their obligations, the Company hereby compiles these Rules in accordance with the Company Law of the People's Republic of China, the Standard Opinion of the shareholders' general meeting for the Listed Companies and the Articles of Association for Tianjin Capital Environmental Protection Company Limited (hereinafter referred to as the "Articles of Association").

Article 2 The shareholders' general meeting is comprised of all shareholders of the Company, and is organ of authority of the Company.

Article 3 The Board of Directors shall strictly comply with the Company Law and other laws and regulations concerning every provision for convening the shareholders' general meeting, and shall organize the shareholders' general meeting seriously in accordance with the schedule. All directors of the Company shall assume fiduciary duties for the usual convenance of the shareholders' general meeting, and shall not prevent the shareholders' general meeting to exercise its authorities pursuant to the law.

Article 4 The shareholders' general meeting can be classified as the annual general meeting and the extraordinary general meeting. The annual general meeting shall be held within six months after the preceding financial year ended.

If the Company fails to convene the annual general meeting with the aforesaid deadline, it shall report to the stock exchanges with reason and publish the same in an announcement accordingly.

During the aforesaid period, if the Company fails to convene the annual general meeting without any proper reason, the Board of Directors shall assume the liabilities arising therefrom.

Article 5 The shareholders' general meeting shall exercise its authorities within the scope as provided in the Company Law, and shall not intervene the disposal of the shareholders regarding their own rights.

The business to be discussed and decided in the shareholders' general meeting shall be confirmed in accordance to the provisions of the Company Law and the Articles of Association. The annual general meeting may discuss any business as provided in the Articles of Association.

Article 6 The Company shall convene the shareholders' meeting by way of publishing an announcement by the Board of Directors to notify the shareholders forty-five days before the meeting is convened and comply with Article 57 of the Articles of Association for shareholders of overseas listed foreign shares.

Article 7 The annual general meeting and the extraordinary general meeting to be convened at the request of the shareholders or the Supervisory Committee shall not adopt any resolution in writing. The extraordinary general meeting shall not adopt any resolution in writing for the approval of the following issues:

(I) The increase or reduction in the registered capital of the Company;

(II) The issue of corporate bonds;

(III) The separation, merger, dissolution and liquidation of the Company;

(IV) The amendment of the Articles of Association;

(V) The profit appropriation plan and the loss recovery plan;

(VI) The appointment and the removal of the members for the Board of Directors and the Supervisory Committee;

(VII) The change of the use of proceeds from any fund raising exercise;

(VIII) The connected transactions requiring the approval of the shareholders' general meeting;

(IX) The acquisitions or disposals requiring the approval of the shareholders' general meeting;

(X) The change of registered accountant;

(XI) Other businesses not to be adopted by any resolution in writing as provided in the Articles of Association.

Article 8 The Company's Board of Directors shall engage legal advisers with professional qualifications in securities to attend the shareholders' general meeting, to advise for the following issues and publish the same in an announcement accordingly:

(I) To determine whether the shareholder's general meeting is convened and that the procedures for convening the shareholders' general meeting in way that complies with the requirements of laws and regulations and the Articles of Association or not;

(II) To verify whether the officers are legally and validly qualified to attend the meeting or not;

(III) To verify whether the shareholders who proposes new resolutions to be proposed in the annual general meeting are qualified or not;

(IV) To determine whether the voting procedures for the shareholders' general meeting are legal and valid or not;

(V) To provide legal opinion on other businesses at the request of the Company.

The Company's Board of Directors shall also engage attesting officers to attend the shareholders' general meeting.

Article 9 After the notice for convening the shareholders' general meeting is being published by the Board of Directors, save for the force majure events or other unforeseeable events, the Board of Directors shall not change the time for convening the shareholders' general meeting. In the event that the time for convening the shareholders' general meeting shall be changed as a result of the occurrence of the force majeure events, the date for the closure of the register for the shareholders shall not change accordingly. In the event that there is any special reason for the Company to postpone the shareholder's general meeting, a notice on the postponement shall be published at least five working days prior to the date that the shareholders' general meeting is originally scheduled. The Board of Directors shall state the reason in the notice on the postponement and publish the postponed date accordingly.

Chapter 2 Businesses to be discussed and resolutions to be proposed in the shareholders' general meeting

Article 10 The resolutions to be proposed in the shareholders' general meeting are the specific resolutions concerning the businesses to be discussed in the shareholders' general meeting. The shareholders' general meeting shall resolve on such specific resolutions.

Article 11 In the notice for convening the shareholders' general meeting, the Board of Directors shall set out the businesses to be discussed in this shareholders' general meeting, and adequately disclose the content for all resolutions to be proposed by the Board of Directors. With respect to resolutions to be proposed involving the alternation of the resolution of previous shareholders' general meeting, content on the resolutions to be proposed shall be complete, and shall not only set out the part to be alternated.

Article 12 After the notice of the meeting is published, no new resolutions for businesses that are not set out in the notice shall be proposed by the Board of Directors. Any amendment to the original motion shall only be made by way of publishing a notice fifteen days before the shareholders' general meeting is convened. Otherwise, the date for convening the shareholders' general meeting shall be delayed according, so as to ensure that there is a fifteen days interval.

Article 13 The resolutions to be proposed in the shareholders' general meeting shall satisfy the following conditions:

(I) the information of which is not in conflict with the provisions of the laws, regulations and Articles of Association, and is within the scope of the operation and the authorities of the shareholders' general meeting;

(II) the issue is expressly stated and the businesses to be resolved is specific;

(III) to be presented or delivered to the Board of Directors in writing.

Article 14 The Company's Board of Directors shall review and examine the resolutions to be proposed in the shareholders' general meeting in accordance with the provisions of Article 13 of these Rules for the best interest of the Company and its shareholders.

Article 15 The Board of Directors shall explain and state the reasons for its decision of not including any resolutions in the agenda of the shareholders' general meeting. The content of such resolutions to be proposed but not included in the agenda, together with the statement of the Board of Directors on the same shall be published after the conclusion of the shareholders' general meeting with the resolutions of the shareholders' general meeting.

Article 16 In the event that there is any dispute arising from the shareholder whose resolutions proposed were not included in the agenda of the shareholders' general meeting as to the decision of the Board of Directors, such shareholder may require to convene the special general meeting pursuant to the provisions of Article 34 of these Rules.

Article 17 Shareholders holding five per cent or more of the voting powers of the Company individually or jointly, or the Supervisory Committee may propose new resolutions in the annual general meeting.

In the event that the special resolution deals with new businesses not set out the in the notice published by the Board of Directors, and that such businesses shall be classified as the businesses as set out Article 7 of these Rules, the proposing party shall submit the resolution the Board of Directors ten days prior to the date the shareholders' general meeting is convened. The Board of Directors shall review and examine such resolution and publish an announcement regarding the same accordingly.

New resolutions for appropriation proposed by the substantial shareholder with the greatest shareholding shall be submitted to the Board of Directors ten days prior to the date the shareholders' general meeting is convened. The Board of Directors shall review and examine such resolution and publish an announcement regarding the same accordingly. If such resolution cannot be submitted ten days prior to the date the shareholders' general meeting is convened, the substantial shareholder with the greatest shareholding shall not submit new resolutions for appropriation in this annual general meeting.

Apart from the aforesaid, the proposing party may submit the resolution to the Board of Directors in advance. The Board of Directors shall review and examine such resolution and publish an announcement regarding the same accordingly. Resolutions may also be proposed in the annual general meeting directly.

Article 18 With respect to the special resolutions for the annual general meeting as referred to in the previous article, the Board of Directors review and examine such resolutions to be proposed on the following basis:

(I) Relevance. During the course of examination and review by the Board of Directors, so long as the business involved in the resolutions proposed by the shareholders is directly related to the Company, and the dealing of which is not beyond the authority of the shareholders' general meeting as provided in the laws, regulations and the Articles of Association, such resolutions shall be discussed in the shareholders' general meeting. Resolutions not in compliance with the aforesaid requirement shall not be submitted to the shareholders' general meeting for discussion.

In the event that the Board of Directors decide not to submit the resolutions to be proposed to the shareholders' general meeting for voting, it shall explain and state the reasons for its decision in that shareholders' general meeting.

(II) Procedure. The Board of Directors may decide on the procedure for the shareholders proposing the resolutions. If the resolution will be voted separately or jointly, it is necessary to obtain the consent of the proposing party. If the proposing party does not agree on the change, the chairman of the shareholders' general meeting shall seek the shareholders' general meeting to make a decision on the procedure, and conduct a discussion of the same in accordance with the procedures as decided by the shareholders' general meeting.

Article 19 With respect to resolutions concerning the investment, disposal of properties, acquisition and merger, details including the following shall be stated adequately: amount, pricing (or calculation of pricing), book value of asset, effect to the Company, status of review and examination, etc. If it is necessary to conduct an appraisal on the asset, audit or prepare a report by the independent financial adviser in accordance with the following provisions, the Board of Directors shall publish the appraisal, audit or report of the independent financial adviser five working days prior to the date the shareholders' general meeting is convened.

Article 20 In the event that the Board of Directors propose resolutions for the purpose of changing the use of proceeds, it shall state in the notice of the shareholders' general meeting the reason for the change in the use of proceeds, description of the new projects and its effect to the Company in future.

Article 21 For businesses such as issue of shares to the public that shall be reported to the China Securities Regulatory Commission, it shall be proposed in a separate resolution.

Article 22 After the annual report is being reviewed and examined by the Board of Directors, it shall resolve on the profit appropriation plan, and submit the resolution to the annual general meeting. In the event that the Board of Directors propose to increase the registered capital of the Company by transferring the capital reserve fund to the registered capital, the reason for the transfer and increase shall be stated in details, and shall publish in an announcement accordingly. In the event that the Board of Directors announce an bonus issue of shares or plan to transfer capital reserve fund to the registered capital of the Company, it shall disclose the earnings per share and the net asset value per share before and after such bonus issue or transfer, the effect to the Company in future.

Article 23 The appointment of the registered accountant shall be proposed by the Board of Directors and approve by the shareholders' general meeting by way of poll. In the event that the Board of Directors propose to remove or cease to reappoint the registered accountant, it shall notify the registered accountant in advance, and state its reasons to the shareholders' general meeting accordingly. The registered accountant is entitled to state its opinion to the shareholders' general meeting.

During the interval of the meeting, if the Board of Directors remove the registered accountant with a proper reason, it is entitled to engage other registered accountants on a provisional basis. However, such appointment shall be ratified and approved in the coming shareholders' general meeting.

In the event that the registered accountant resigns, the Board of Directors shall state the reasons for such resignation in the coming shareholders' general meeting. The resigned registered accountant is liable to address the shareholders' general meeting whether the Company has acted improperly or not in writing or assigning a representative to attend the shareholders' general meeting.

Chapter 3 Convening the Extraordinary General Meeting

Article 24 Under any of the following circumstances, the Board of Directors shall convene an extraordinary general meeting within two months:

(I) when the number of directors is less than the number of directors required by the PRC Company Law or two-thirds of the number of directors specified in the Articles of Association;

(II) when the unrecovered losses of the Company amount to one third of the total amount of its share capital;

(III) when shareholder(s) holding ten per cent or more of the Company's shares carrying voting rights (excluding proxies) request(s) in writing the convening of an extraordinary general meeting;

(IV) when deemed necessary by the Board of Directors;

(V) as requested by the Supervisory Committee;

(VI) other conditions as provided in the Articles of Association.

The calculation for the shareholding in (III) shall be made in accordance with the request of the shareholder in writing.

Article 25 The extraordinary general meeting shall only resolve on matters stated in the notice of the meeting.

Article 26 When shareholder(s) holding ten per cent or more of the Company's shares carrying voting rights (hereinafter referred to as "Proposing Shareholder") or the Supervisory Committee request(s) the Board of Directors to convene the extraordinary general meeting, the agenda of the meeting and full details of the resolutions to be proposed in the meeting shall be submitted to the Board of Directors in writing. The resolutions to be proposed in the meeting shall also be filed at the local offices of China Securities Regulatory Commission and the stock exchanges accordingly. The Proposing Shareholder or the Supervisory Committee shall ensure that the contents of the resolutions to be proposed in the meeting are in compliance with the provisions of the law, regulations and the Articles of Association.

Article 27 When the Supervisory Committee or the shareholder(s) request(s) to convene the extraordinary general meeting, the following procedures shall be followed:

(I) to propose the Board of Directors to convene the extraordinary general meeting by way of signing one or several requests in writing which are the same in terms of the form and the content, and state the details of the agenda. After the Board of Directors receives the aforesaid request in writing, it shall publish the notice to convene the extraordinary general meeting as soon as practicable.

(II) If the Board of Directors does not publish the notice for convening the meeting within thirty days after the receipt of the aforesaid requests, the Supervisory Committee or the shareholders proposing to convene the meeting shall convene the meeting on its own three months after the Board of Directors receives such request, subject to the approval of the securities authorities at the place of business of the Company. The procedure for convening such meeting will be substantially the same as the procedures for the Board of Director to convene the shareholders' general meeting.

In the event that the Supervisory Committee or the shareholders convene and hold the meeting on its own as a result of the failure of the Board of Directors to convene the meeting pursuant to the aforesaid request, the Company shall grant the Supervisory Committee or the shareholders the necessary assistance, and shall assume the expenses of the meeting.

Article 28 The Board of Directors shall publish the notice to convene the extraordinary general meeting within fifteen days after receipt of the request in writing. The procedure for convening the meeting shall comply with the relevant provisions of these Rules.

Article 29 With respect to the written resolutions to be proposed in the shareholders' general meeting convened by the Proposing Shareholder, the Board of Directors shall decide whether to convene the shareholders' general meeting or not in accordance with the laws, regulations and the Articles of Association. The resolution of the Board of Directors shall be delivered to the Proposing Shareholder within fifteen days after the receipt of the aforesaid request, and file at the local offices of China Securities Regulatory Commission and the stock exchanges accordingly.

Article 30 When the Board of Directors decides to convene the shareholders' general meeting, it shall publish the notice for convening the extraordinary general meeting. Changes to the original resolutions to be proposed that are made in the notice are subject to the consent of the Proposing Shareholder. After the notice is published, the Board of Directors shall not propose new resolutions. Without the consent of the Proposing Shareholder, the time for convening the shareholders' general meeting shall not be changed or postponed.

Article 31 In the event that the Board of Directors considers that the resolutions to be proposed by the Proposing Shareholder violates the provisions of the law, regulations and the Article of Associations, it shall decide not to convene the shareholders' general meeting, and to respond to the Proposing Shareholder.

Within fifteen days after the receipt of the aforesaid notice, the Proposing Shareholder may decide to waive the request of convening the extraordinary general meeting, and to publish the notice for convening the extraordinary general meeting on its own.

If the Proposing Shareholder waives the request of convening the extraordinary general meeting, it shall report to the local offices of China Securities Regulatory Commission and the stock exchanges accordingly.

Article 32 If the Proposing Shareholder decides to convene the extraordinary general meeting on its own, it shall publish the notice for convening the extraordinary general meeting after giving a notice to the Board of Directors in writing, and reporting to the local offices of China Securities Regulatory Commission and the stock exchanges accordingly. The content of the notice shall fulfill the following provisions:

(I) The content of the resolutions to be proposed shall not add new items. Otherwise, the Proposing Shareholder shall request the Board of Directors to convene the shareholders' general meeting again in accordance with the aforesaid procedure.

(II) The place of the meeting shall be at the the business address of the Company.

Article 33 With respect to the extraordinary general meeting to be convened by the Proposing Shareholder on its own, the Board of Directors and the Secretary to the Board shall duly perform their duties. The Board of Directors shall ensure the usual proceeding of the meeting. The Company shall assume reasonable expenses incurred by the meeting. The procedures for convening the meeting shall fulfill the following provisions:

(I) The meeting will be convened by the Board of Directors. The Secretary to the Board must attend the meeting. Directors and supervisors shall attend the meeting. The Chairman of the Board shall be the chairman of the meeting. If there is any special reason that the Chairman of the Board fails to perform his duties, the Deputy Chairman of the Board or other directors shall be the chairman of the meeting;

(II) The Board of Directors shall engage legal advisers with professional qualifications in securities to provide a legal opinion in accordance with the provisions of Article 7 to these Rules;

(III) The procedures for convening the meeting shall comply with the relevant provisions of these Rules.

Article 34 If the Board of Directors fail to designate a director to become the chairman of the meeting, the Proposing Shareholder shall report to local offices of China Securities Regulatory Commission. After which the Proposing Shareholder shall become the chairman of the meeting. The Proposing Shareholder shall engage legal advisers that have professional qualification in securities to provide a legal opinion in accordance with the provisions of Article 8 of these Rules. The legal costs arising therefrom shall be assumed by the Proposing Shareholder himself. The Secretary to the Board shall duly perform his duties. Other procedures for convening the meeting shall comply with the relevant provisions of these Rules.

Chapter 4 Convening the shareholders' general meeting

Article 35 The Company shall convene the shareholders' general meeting on the principle of simplicity. No additional economic benefit shall be granted to the shareholders (or proxies) attending the meeting.

Article 36 The meeting of shareholders' general meeting shall be convened by the Board of Directors pursuant to the law. The Chairman of the Board shall be the chairman of the meeting. In the event that the Chairman of the Board fails to perform his duties, the Deputy Chairman of the Board or other directors designated by the Chairman of the Board shall be the chairman of the meeting. In the event that the Chairman and the Deputy Chairman of the Board fail to attend the meeting, and the Chairman of the Board fails to designate the chairman of the meeting, the shareholders attending the meeting shall element a shareholder to become the chairman of the meeting. If, as a result of any reason, such shareholder fails to become the chairman of the meeting, the shareholder (or its proxy) with the greatest number of shares carrying voting rights attending the meeting shall become the chairman of the meeting.

Article 37 Any shareholder shall attend the shareholders' general meeting in person, and shall be entitled to appoint a proxy to attend and vote on his behalf.

The instrument appointing a proxy shall be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity either under seal or under the hand of an attorney duly authorized.

Article 38 Individual shareholders attending the meeting in person shall produce identity card and evidence of shareholding. Proxies attending the meeting shall produce his own identify card, the instrument appointing the proxy and evidence of shareholding.

Shareholders that are legal entities shall attend the meeting by their legal representatives or the attorney duly authorized by their legal representatives. Legal representatives attending the meeting shall produce identity card, valid evidence for their qualification as legal representatives and evidence of shareholding.

Proxies attending the meeting shall produce his own identify card, the instrument appointing the proxy by the legal representative of the legal entity pursuant to the law and evidence of shareholding.

Article 39 Shareholders holding five per cent or more of the total number of issued and outstanding shares of the Company carrying voting rights individually or jointly are entitled to propose new resolutions in the shareholders' general meeting convened by the Company.

Article 40 The Board of Directors and the Supervisory Committee of the Company shall adopt measures essential to guarantee the shareholders' general meeting will be convened in a serious manner following the usual procedures. Apart from the shareholders (or the proxies) attending the meeting, directors, supervisors, Secretary to the Board, senior officers, legal advisers engaged, and parties invited by the Board of Directors, the Company is entitled to reject the admission of other parties to the meeting. The Company shall adopt measures to stop acts that disrupt the proceedings of the shareholders' general meeting, that create disturbances to the meeting and that violate legal right of other shareholders, and report to the relevant authorities for investigation.

Article 41 A shareholder (including proxy) when voting at a shareholders' general meeting may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

Article 42 Resolutions of shareholders' general meetings shall be divided into ordinary resolutions and special resolutions.

To adopt an ordinary resolution, votes representing more than one half of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

To adopt a special resolution, votes representing more than two-thirds of the voting rights represented by the shareholders (including proxies) present at the meeting must be exercised in favor of the resolution in order for it to be passed.

Article 43 The following matters shall be resolved by an ordinary resolution at a shareholders' general meeting:

(I) work reports of the Board of Directors and the Supervisory Committee;

(II) plan formulated by the Board of Directors for the distribution of profit and for making up losses;

(III) removal of the members of the Board and the Supervisory Committee, their remuneration and method of payment;

(IV) annual preliminary and final budgets of the Company;

(V) annual reports of the Company;

(VI) matters other than those required by the laws, administrative regulations or Articles of Association of the Company to be adopted by special resolution.

Article 44 The following matters shall be resolved by a special resolution at a shareholders' general meeting:

(I) the increase or decrease of registered capital;

(II) the issue of corporate bonds;

(III) the division, merger, dissolution and liquidation of the Company;

(IV) amendments to the Articles of Association;

(V) the repurchase by the Company of its own securities;

(VI) any other matters considered by the shareholders' general meeting, by way of an ordinary resolution, to be of a nature which may have a material impact on the Company and should be adopted by a special resolution.

Article 45 Save as sanctioned by the shareholders' general meeting with a special resolution, the Company shall not enter into any contract with party other than the directors, managers and other senior officers concerning the designation of all or certain important responsibilities to such person.

Article 46 The list of the proposing directors and supervisors shall be resolved by the shareholders' general meeting by way of a resolution.

The Board of Directors shall provide the biographies and descriptions of the proposing directors and supervisors to the shareholders.

The member of the first Board of Directors shall be nominated by the promoters. Thereafter, the member of each Board of Directors shall be nominated by the preceding Board of Directors. The first Supervisory Committee shall be nominated by the promoters from the representatives of the shareholders. Thereafter, the member of each Supervisory Committee shall be nominated by the preceding Supervisory Committee from the representatives of the shareholders.

Article 47 At any shareholders' general meeting, decision shall be made by a show of hands. In the event of any special circumstances, decision will be made in accordance with the Articles of Association.

Article 48 The voting for any resolution by way of poll shall be checked and verified by at least two representatives of shareholders and a supervisor. The result of the poll shall be announced in the meeting.

Article 49 The chairman of the meeting shall determine whether the resolutions is passed by the shareholders' general meeting in accordance with the results of the poll, and shall announce the results of the poll in the meeting. The results of the poll for the resolution shall be recorded in the minutes.

Article 50 In the event that the chairman of the meeting is doubtful towards the results of the poll, he can check and verify the votes. In the event that the shareholders attending the meeting or the proxies do not agree with the results announced by the chairman, whilst the chairman does not request the checking and verification of the votes, they are entitled to request the checking and verification of votes after the announcement of the results, and the chairman of the meeting shall immediately check and verify the votes.

Article 51 When the shareholders' general meeting transacts businesses concerning connected transactions, the connected shareholders shall abstain from voting. The voting rights represented by the number of shares of such shareholder shall be excluded from the total number of valid votes. The announcement on the resolution of the shareholders' general meeting shall adequately disclose the distribution of votes for the non-connected shareholders. In the event that the connected shareholder fails to abstain from voting under special circumstances, the Company may conduct the poll in accordance with the usual procedures, subject to the consent of the relevant authorities being obtained by the Company. Such condition shall be disclosed in details in the announcement of the resolutions for the shareholders' general meeting. Connected shareholders shall abstain from voting concerning connected transactions about: the acquisition or disposal of goods and their pricing, the acquisition of asset or technology and its pricing by the Company, the leasing of plants and equipment and its pricing.

Article 52 Save as those matters involving commercial secrets that cannot be disclosed in the shareholders' general meeting, the Board of Directors and the Supervisory Committee shall respond or explain the questions and recommendations made by the shareholders.

Article 53 The shareholders' general meeting shall have minutes. The minutes shall include the following content:

(I) number of shares carrying voting rights attending the shareholders' general meeting to the total number of shares of the Company;

(II) the date and place for convening the meeting;

(III) the name of the chairman of the meeting and the agenda of the meeting;

(IV) the highlights for the speech made during the discussion for the resolution;

(V) the results on the poll for each resolution;

(VI) the questions, opinions and recommendations of the shareholders, the respond or explanation by the Board of Directors or Supervisory Committee;

(VII) other content considered by the shareholders' general meeting as necessary and as provided in the Articles of Association that are to be included in to minutes.

Article 54 The minutes of the shareholders' general meeting shall be signed by the directors attending the meeting and the person who prepared it. It will be filed as a record of the Company to be maintained by the Secretary to the Board.

The Company shall keep the minutes for a period of twenty years.

Article 55 The number of persons attending the shareholders' general meeting, the number of shares represented by the attending shareholders, the instrument appointing the proxies, the result of the poll for each resolution, the minutes, the legality of the proceeding for the shareholders' general meeting shall be attested.

Article 56 During the annual general meeting, the Board of Directors shall report to the shareholders' general meeting the implementation of various issues resolved in the preceding annual general meeting by the Board of Directors.

Article 57 During the annual general meeting, the Supervisory Committee shall read its report concerning the monitoring of the affairs of the Company for the last year, and the content shall include:

(I) a review of the financial conditions of the Company;

(II) that the directors and the senior officers performed their duties fiduciary and the implementation of which in accordance with the laws, regulations, the Articles of Association and the resolution of the shareholders' general meeting;

(III) other significant events to be reported to the shareholders' general meeting as considered necessary by the Supervisory Committee.

If necessary, the Supervisory Committee may provide its opinion on the resolutions to the shareholders' general meeting, and submit an independent report on the same.

Article 58 The registered accountant shall issue any explanatory statement, qualified opinion, uncertainties or disapproval for the audit report on the financial statements of the Company. The Company's Board of Directors shall explain to the shareholders' general meeting reasons for the registered accountant to issue the aforesaid opinion and their effects to the state of affair, finance and business, of the Company. The Company's Board of Directors shall confirm the preliminary profit appropriation plan or the plan for the transfer of the capital reserve fund to the registered capital.

Article 59 All resolutions to be included in the agenda of the shareholders' general meeting shall be vote on an individual basis. There is no reason to suspend or abort the voting. If there is more than one resolution on the same business to be proposed in the annual general meeting, the voting will be conducted in a sequence in accordance with the time such resolution is proposed.

Article 60 The extraordinary general meeting shall not decide on those matters not stated in the notice of the meeting. In reviewing the content of the resolutions to be proposed as set out in the notice for the extraordinary general meeting, no change shall be made to the content for the resolutions as set out in Article 6 of these Rules. Any changes thereto shall be treated as a new resolution to be proposed, and shall not be voted in this shareholders' general meeting.

Article 61 During the course of deciding the resolutions for the connected transactions by the shareholders' general meeting, each shareholder involved in the connected transaction shall abstain from voting. The voting rights represented by such shareholders shall not be counted into the total number of shares carrying voting rights of attending the shareholders' general meeting. If the connected shareholders fail to abstain from voting under special circumstances, the Company may conduct the poll in accordance with the usual procedures, subject to the consent of the relevant authorities being obtained by the Company.

Article 62 During the course of deciding the resolutions for the election of the directors and supervisors by the shareholders' general meeting, voting shall be conducted against each director and supervisor accordingly. Upon the passing of the resolution for the re-election of the directors and supervisors, the newly appointed directors and supervisors shall report their duties as soon as the meeting was concluded.

Article 63 The Company's Board of Directors shall ensure that the shareholders' general meeting may continuously hold within a reasonable period of time, until the final resolution shall be determined. In the event that the shareholders' general meeting fails to convene as usual or fail to determine any resolution as a result of force majeure events or other unforeseeable reasons, the Company's Board of Directors shall adopt measures to resume the shareholders' general meeting as soon as practicable.

Article 64 Resolutions proposed but not passed in the meeting, or resolutions involving the change of resolutions for the previous shareholders' general meeting, it shall be stated in the announcement for the resolutions of the shareholders' general meeting.

Article 65 The content for every resolution of the shareholders' general meeting shall comply with the provisions of the law and the Articles of Association. The directors attending the shareholders' general meeting shall perform their fiduciary duties and ensure that the truth, accuracy and completeness of the content, and that it did not contain any statement misrepresenting.

For those resolutions that breaches the laws, administrative regulations, interfering the legal rights of the shareholders, the shareholders shall initiate legal proceedings in the People's Court pursuant to the law.

The Shareholders of overseas listed foreign shares can solve the disputes in accordance with clauses of Article 21 of the Articles of Association.

Article 66 The announcement for the resolutions of the shareholders' general meeting shall state the number of shareholders (and proxies) attending the meeting, the total number of shares held (or represented) and their proportion to the total number of shares carrying voting rights of the Company, the way the voting is conduced and the result on the poll for each resolution. The resolution concerning those proposed by the shareholders shall state the name of the Proposing Shareholder, shareholding and the content of the resolution being proposed.

Article 67 The Company's Board of Directors shall complete the payment of dividend or the bonus issue of shares or the increase or transfer of capital within two month after the shareholders' general meeting was concluded, subject to the approval of the profit appropriation plan, plan for the transfer of capital reserve fund to the registered capital being approved by the shareholders' general meeting of the Company.

Chapter 5 Others

Article 68 Whenever there is any dispute arising from the legality and validity as to convening and holding of the shareholders' general meeting, voting procedures thereat, and the resolutions, and such dispute fails to settle between the parties, the relevant party may initiate proceeding in the People's Court.

Article 69 These Rules shall be effective from the date they are approved by the shareholders' general meeting.

Annex 2

Proposal for the amendment of the Articles of Association of Tianjin Capital Environmental Protection Company Limited

In accordance with the relevant requirements of the governance of listed companies published and enacted by the China Securities Regulatory Commission and the State Economic and Trade Commission jointly on 7th January 2002, the Company proposes to amend and supplement the relevant sections of the Articles of Association, so as to further govern its operation and to enhance the corporate governance of the enterprises legal person, and to reflect the content of the Guidance Opinion for the establishment of the system of independent directors of the Listed Companies.

It is hereby proposed to amend Article 6 of the Articles of Association as follows:

Original: Since the date the Company is established, the original articles of association of the Company become effective. The original articles of association will lapse when the new articles of association become effective subject to the passing of a special resolution in the extraordinary general meeting and the approval by the State Economic and Trade Commission.

From the date the Articles of Association become effective, the Articles of Association become a legally binding document governing the organization and action of the company, rights and obligations between the company and its shareholders, and amongst the shareholders.

Proposed amendment: Since the date the Company is established, the original articles of association of the Company become effective. The original articles of association will lapse when the new articles of association become effective subject to the passing of a special resolution in the shareholders' general meeting and the approval by the State Economic and Trade Commission.

From the date the Articles of Association become effective, the Articles of Association become a legally binding document governing the organization and action of the company, rights and obligations between the company and its shareholders, and amongst the shareholders.

It is hereby proposed to amend Article 65 of the Articles of Association as follows:

Original: A shareholder (including proxy) when voting at a shareholders' general meeting may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

Proposed amendment: A shareholder (including proxy) when voting at a shareholders' general meeting may exercise voting rights in accordance with the number of shares carrying the right to vote and each share shall have one vote.

When there is any shareholder that holds 30% or more in the Company, the election of two or more directors in the shareholders' general meeting will adopt accumulative voting system.

Accumulative voting system shall mean every share of the shareholder carry votes that equal to the total number of directors to be elected. The shareholder can vote for one director, or to vote for various directors. The number of votes will determine which director to be elected.

It is hereby proposed to add a new Chapter 11 - Independent Non-executive Directors to the Articles of Association as follows:

Article 101 The independent directors shall perform fiduciary duties and diligence to the Company and all shareholders. The independent directors shall perform its duties in a serious manner, and to protect the overall benefits of the Company in accordance with the laws, regulations, constitution and Articles of Association. In particular, concern will be made as to the protection for the legal rights of the significant and minority shareholders. The independent directors shall perform his duties independently and not being influenced by the major shareholders, beneficial controlling parties or other units or individuals with interests in the Company. The independent directors shall ensure that he has adequate time and effort devoted to perform his duties as an independent director.

Article 102 The independent director does not have a position in the company apart from being a director. There is no relation between the company and its major shareholders and the independent director that will prevent the independent director forming an independent and objective judgment. If the independent director fails to satisfy the criteria for his independence, or there is any event occurred as a result of which it is not appropriate for the independent director to perform his duties, there is not enough independent directors for the company, the company shall reappoint adequate number of independent directors.

Article 103 The independent director shall enjoy independence in the company. The following parties shall not be appointed as an independent director:

(I) the staff and his immediate family members and major social associates (immediate family members shall mean spouse, parents, children; major social associates shall mean brothers and sisters, father and mother in law, son and daughter in law, spouses of brothers and sisters, and brothers and sisters of spouses) that are employed by the Company and its subsidiaries;

(II) the natural person shareholders and his immediate family members directly and indirectly hold 1% or above of the issued share capital of the Company;

(III) the staff and his immediate family member that are employed in the units of shareholders which directly and indirectly hold 5% or above of the issued share capital of the Company or the top five shareholders of the Company;

(IV) any party that fall into the conditions as described in the three paragraphs above;

(V) the professionals that provide financial, legal, management consultancy and technical consultancy services to the Company or its subsidiaries;

(VI) other parties as provided in the articles of association;

(VII) other parties as endorsed by the China Securities Regulatory Commission.

Article 104 The independent director shall be eligible as to:

(I) be the director of listed companies pursuant to the laws, administrative regulations and other relevant requirements;

(II) satisfy the criteria of independence as mentioned above;

(III) having basic knowledge on the operation of the Company, and familiar with the relevant laws, administrative regulations, constitutions and rules;

(IV) have five or more years of experience in law, economics or the working experience necessary to the performance of his duties as a director;

(V) other conditions as provided in the Articles of Association.

Article 105 The nomination, election and the change of independent directors shall be conducted pursuant to and governed by the laws.

(I) The Company's Board of Directors, Supervisory Committee, shareholder individually or joint holding 1% or more of the issued shares of the company may nominate proposed independent director, subject to the election in the shareholders' general meeting.

(II) The nominator shall seek the consent of the party being nominated before nominating the same as the independent director. The nominator shall thoroughly understand the profession, academic qualification, title, career history and all part-time positions of the party being nominated, and issue an opinion as to the qualification and the independence of the independent directors. The party being nominated shall publish a declaration to the public concerning that there is no relation between the company and its major shareholders and the independent director that will prevent the independent director forming an independent and objective judgment.

Before the shareholders' general meeting for the election of independent directors is convened, the Company's Board of Directors shall publish the content above pursuant to the relevant provisions.

(III) Before the shareholders' general meeting for the election of independent directors is convened, the Company shall deliver the relevant information of all the parties being nominated to China Securities Regulatory Commission, the local offices of the China Securities Regulatory Commission at the place of business of the Company and the stock exchange where the Company's shares are listed. If there is any dispute arising from the Company's Board of Directors as to the party being nominated, such opinion of the Board of Directors shall also be delivered in writing accordingly.

If China Securities Regulatory Commission disagree with the party being nominated, he will only become the proposed director but not the proposed independent director.

When the shareholders' general meeting is convened to elect the independent directors, the Company's Board of Directors shall explain whether China Securities Regulatory Commission disagree with the proposed independent director or not.

(IV) The term of each independent director shall be the same as that of other directors of the company. The independent director is eligible for re-election subject to the occupation of office for a maximum of six years.

(V) If any independent director fails to attend the meeting of the Board of Directors in person for three consecutive times, the Board of Directors may request the shareholders' general meeting to remove him accordingly.

Save as the aforesaid condition, and the conditions as provided in the Company Law concerning disqualifications of directors, independent directors shall not be removed from office without any reason before the expiration of his term. In the event that the independent director is removed before the expiration of his term, the Company shall disclose the details accordingly as a special item. The independent director may publish a declaration to the public if he considers that the reason for his removal is not sound.

(VI) The independent directors may resign before the expiration of his term. The resigned independent director shall submit the written report on his resignation to the Board of Directors, and explain in details any matter that shall be noted by the shareholders and creditors of the Company that is related to his resignation.

If the resignation of the independent director lead to the number of independent directors to the total number of the Board of Directors falling below the minimum requirement as provided in relevant constitutional provisions, the resignation report of such independent director shall become effective on the date the appointment of the succeeding independent director becomes effective.

Article 106 Apart from the authorities as granted to the directors pursuant to the Company Law and other relevant laws and regulations, the Company shall confer the following special authority to the independent director:

(I) Substantial connected transaction (shall mean the amount for the connected transaction propose to be entered into between the Company and the connected party exceeds 3,000,000 or 5% of the audited net assets of the Company) shall be presented to the Board of Directors for discussion after being endorsed by the independent directors;

Before the independent directors arrive at a conclusion, they may engage intermediaries to provide report by the independent financial advisers as the basis of their conclusion.

(II) To propose to the Board of Directors regarding the appointment or removal of registered accountant;

(III) To propose to the Board of Directors for convening the extraordinary general meeting;

(IV) To engage for external auditor and consulting firm independently;

(V) To solicit votes from the shareholders in the public before the shareholders' general meeting is convened;

The exercise of authorities by the independent directors shall obtain the consent of more than half of all the independent directors. In the event that the proposals as mentioned above were not adopted, or the authorities were not capable to exercise in its usual manner, the Company shall disclose the details accordingly.

In the event that the Company's Board of Directors has established remuneration committee, audit committee and nomination committee, the independent director shall represent half of the members in such committees.

Article 107 Apart from performing the aforesaid duties the independent directors shall issue its independent opinion to the Board of Directors or the shareholders' general meeting:

(I) the nomination, appointment and removal of directors;

(II) the appointment and removal of senior officers;

(III) remuneration of the directors and senior officers of the Company;

(IV) amounts due to or from the shareholders, beneficial controlling party of the Company and its associates exceeding 3,000,000 or 5% of the last audited net asset of the Company that is existing or created recently, and whether the Company adopts any measures for the collection of the amounts due;

(V) matters that the independent directors consider to be detrimental to the interest of the minority shareholders;

(VI) other matters provided in the articles of association.

The independent directors shall issue their opinion for the aforesaid matters as to whether they agree, agree with qualified opinion and their reasons, disagree and their reasons, not able to form an opinion and the reasons thereof.

If the relevant matters are discloseable, the Company shall publish the opinion of the independent directors. If there is no consensus among the independent directors, the Board of Directors shall separately state the opinion of each of the independent director.

Article 108 The Company shall ensure that the independent directors are entitled to the right of information as other directors have. For matters to be decided by the Board of Directors, the Company shall inform the independent directors and provide adequate information in advance pursuant to the statutory time frame. If the independent directors consider that the information is not sufficient, they may require supplementary information. If two or more independent directors consider that information is not sufficient or the evidence is not certain as to arriving at a conclusion, they may request the Board of Directors jointly in writing to postpone the date for convening the meeting for the Board of Director or to consider the matter at a later date. The Board of Directors shall adopt accordingly.

The Company and the independent directors shall keep the information provided by the Company to the independent directors for a period of at least five years.

Article 109 The Company shall provide to the independent directors the working condition necessary to the performance of their duties. The secretary to the Board of the Company shall actively provide assistance to the independent directors, such as briefings and information. When an announcement shall be made regarding the independent opinion, proposal and statement in writing issued by the independent directors, the Secretary to the Board shall prepare the announcement and submit to the stock exchange accordingly.

When the independent directors exercises his authority, the officers of the Company shall assist and shall not reject, obstruct or conceal any matter that will prevent him to exercise his authority.

Article 110 The cost of engaging intermediaries and other costs incurred during the course of performing his duties by the independent director shall be assumed by the company.

The Company shall grant an appropriate sum to the independent directors as allowance. The standard of the allowance shall be set by the Board of Directors and approved by the shareholders' general meeting. Such allowance will also be disclosed in the annual report.

Apart from the allowance as mentioned above, the independent directors shall not obtain additional benefits from the Company and its major shareholders or organizations and officers with interests in the Company that is not disclosed.

The listed company may establish independent directors liability insurance system, if necessary, so as to minimize the risk incurred by the independent directors when performing their duties.

In addition to the rules and regulations of the PRC and the articles of association of the Company governing the responsibilities of the independent directors, the independent directors must also comply with the Rules governing the listing of securities on the Stock Exchange of Hong Kong Limited.

Other sections and articles shall be renumbered accordingly.


二零零一年年報



Tianjin Capital Environmental Protection Company Limited
天津創業環保股份有限公司

目　錄

1. **公司名稱**

中文名稱	天津創業環保股份有限公司(「本公司」) (原稱：天津渤海化工(集團)股份有限公司)
英文名稱	Tianjin Capital Environmental Protection Company Limited (原稱：Tianjin Bohai Chemical Industry (Group) Company Limited)
英文名稱縮寫	TCEPC

2. **公司法定代表人** 馬白玉

3. **公司董事會秘書及香港秘書**

董事會秘書	付亞娜
聯繫地址	中華人民共和國(「中國」)天津市和平區貴州路45號
郵政編碼	300051
聯繫電話	86-22-23523036
傳真	86-22-23523100
電子信箱	tjcep@public.tpt.tj.cn
公司香港秘書	葉沛森
聯繫地址	香港上環干諾道西三號億利商業大廈十六樓A、E、F室
電話	852-28032373
傳真	852-25406365
電子信箱	ippuisum@my.netvigator.com

4. **公司聘請的律師**

中國律師	北京市君合律師事務所
香港律師	李偉斌律師行

5. **公司聘請的審計(核數)師**

中國審計師	普華永道中天會計師事務所有限公司 地址：中國上海市淮海中路333號瑞安廣場12樓
國際核數師	香港羅兵咸永道會計師事務所 地址：香港中環太子大廈22樓

6. **公司地址**

註冊地址	中國天津市南開區水上公園北路津龍公寓18號 郵政編碼：300074
辦公地址	中國天津市和平區貴州路45號 郵政編碼：300051
公司電子信箱	tjcep@public.tpt.tj.cn

7. **公司指定信息披露媒體**

公司選定的信息披露報紙的名稱	《上海證券報》、香港《文匯報》和《Hong Kong iMail》；
登載公司年度報告的中國證券監督管理委員會(「中國證監會」)指定國際互聯網網址	http：//www.sse.com.cn
登載公司年度報告的香港聯合交易所有限公司(「香港聯交所」)之互聯網網址	http：//www.hkex.com.hk
公司年度報告備置地點	中國天津市和平區貴州路45號公司董事會秘書辦公室

8. **公司股票上市資料**

A股上市地點	上海證券交易所(「上交所」)
股票簡稱	創業環保
股票代碼	600874
H股上市地點	香港聯交所
股票簡稱	天津創業環保
股票代碼	1065

9. **其他有關資料**

(1)	公司首次註冊地點	中國天津市和平區湖北路十號
	公司首次註冊日期	一九九三年六月八日
	公司變更登記日期	一九九八年八月二十六日、二零零一年一月八日及二零零一年七月二十三日
	公司變更註冊地點	中國天津市南開區水上公園北路津龍公寓18號
(2)	企業法人營業執照註冊號	企股津總字第009079號
(3)	稅務登記號	
	國稅登記號	國稅津字120101103065501號
	地稅登記號	地稅津字120101103065501號
(4)	本公司未流通股票的託管機構名稱	中國證券登記結算有限責任公司上海分公司

1. 本年度主要利潤指標情況

(1) 按照中國《企業會計準則》和《企業會計制度》(統稱「中國會計規則」),本公司及其附屬公司(「本集團」)本年度實現利潤總額人民幣399,345千元。詳情如下:

	人民幣元
利潤總額	399,345,000
淨利潤	267,634,000
扣除非經常性損益後的淨利潤	267,634,000
主營業務利潤	431,558,000
其他業務利潤	89,000
營業利潤	399,220,000
投資收益	0
補貼收入	0
營業外收支淨額收入	125,000
經營活動產生的現金流量淨額	186,351,000
現金及現金等價物淨增加額	208,629,000

(2) 本年度本集團按照中國會計規則計算的合併淨利潤為人民幣267,634千元。按香港普遍採納之會計原則(「香港會計原則」)計算的合併淨利潤為人民幣267,634千元。兩者並無差異。

2. 截至報告期末本集團前三年的主要會計數據和財務指標

(1) 按照中國會計規則編製截至2001年12月31日止三個年度各年：

指標項目		單位	2001年	2000年	1999年
1.	主營業務收入	人民幣千元	**595,986**	3,500,738	2,844,099
2.	淨利潤／(虧損)	人民幣千元	**267,634**	168,604	(374,179)
3.	總資產	人民幣千元	**1,926,984**	1,419,534	6,964,042
4.	股東權益	人民幣千元	**1,567,888**	1,406,654	1,226,452
5.	每股收益／(虧損)(攤薄)	每股人民幣元	**0.20**	0.13	(0.28)
	每股收益／(虧損)(加權平均)	每股人民幣元	**0.20**	0.13	(0.28)
6.	扣除非經常性損益後的每段收益／(虧損)	每股人民幣元	**0.20**	0.13	(0.28)
7.	每股淨資產	每股人民幣元	**1.18**	1.06	0.92
8.	調整後的每股淨資產	每股人民幣元	**1.18**	1.06	0.79
9.	每股經營活動產生的現金流量淨額	每股人民幣元	**0.14**	0.79	0.23
10.	淨資產收益／(虧損)率(攤薄)	%	**17.07**	11.99	(30.51)
	淨資產收益／(虧損)率(加權平均)	%	**17.99**	12.81	(26.50)

註： 按照中國證監會《公開發行證券公司信息披露編報規則》(第9號)計算的淨資產收益率和每股收益率如下：

報告期利潤	淨資產收益率		每股收益	
	全面攤薄 %	加權平均 %	全面攤薄 (人民幣元)	加權平均 (人民幣元)
主營業務利潤	27.52	29.02	0.32	0.32
營業利潤	25.46	26.84	0.30	0.30
淨利潤	17.07	17.99	0.20	0.20
扣除非經常性損益後的淨利潤	17.07	17.99	0.20	0.20

2. 截至報告期末本集團前三年的主要會計數據和財務指標*(續)*

(2) 按照香港會計原則編製截至2001年12月31日止三個年度各年：

指標項目	單位	2001年	2000年	1999年
1. 主營業務收入	人民幣千元	**563,207**	3,499,943	2,844,099
2. 淨利潤／(虧損)	人民幣千元	**267,634**	178,091	(364,373)
3. 總資產	人民幣千元	**1,926,984**	1,419,534	6,938,993
4. 股東權益	人民幣千元	**1,674,288**	1,406,654	1,194,646
5. 每股盈利／(虧損)	每股人民幣元	**0.20**	0.13	(0.27)
6. 扣除非經常性損益後的每股盈利／(虧損)	每股人民幣元	**0.20**	0.13	(0.27)
7. 每股淨資產	每股人民幣元	**1.26**	1.06	0.90
8. 調整後的每股淨資產	每股人民幣元	**1.26**	1.06	0.77
9. 每股經營活動產生的現金流量淨額	每股人民幣元	**0.22**	0.79	0.23
10. 淨資產回報率	%	**15.98**	12.66	(30.50)

註： 因為本年度內本公司股份數額未發生變化，加權平均計算的每股盈利與全面攤薄計算的相同。

3. 報告期內股東權益變動情況

(按照中國會計規則編製)

項目	期初數 *人民幣千元*	本期增加 *人民幣千元*	本期減少 *人民幣千元*	期末數 *人民幣千元*	變動原因
股本	1,330,000	0	0	1,330,000	—
資本公積	69,289	0	0	69,289	—
盈餘公積	1,104	40,146	0	41,250	從當年利潤中計提
其中：法定公益金	368	13,382	0	13,750	利潤分配
未分配利潤	6,261	267,634	146,546	127,349	本年度利潤分配後的利潤實現數
股東權益合計	1,406,654	307,780	146,546	1,567,888	—

1. 根據中國會計規則編製

業績

	截至12月31日止				
	2001年	2000年	1999年	1998年	1997年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
主營業務收入	**595,986**	3,500,738	2,844,099	2,541,814	2,798,226
主營業務利潤	**431,558**	547,639	238,524	126,893	434,528
加／(減)：					
其他業務利潤／(虧損)	**89**	8,689	(7,514)	(5,909)	(3,267)
存貨跌價損失準備	**—**	(1,230)	(4,224)	(21,050)	(1,453)
營業費用	**—**	(33,720)	(33,943)	(23,731)	(21,164)
管理費用	**(33,623)**	(375,197)	(326,380)	(465,812)	(269,405)
撥回若干資產的損失準備	**—**	254,140	—	—	—
	(33,623)	(121,057)	(326,380)	(465,812)	(269,405)
財務收入／(費用)一淨額	**1,196**	(218,407)	(206,358)	(205,681)	(115,248)
營業利潤／(虧損)	**399,220**	181,914	(339,895)	(595,290)	23,991
加：投資收益／(損失)	**—**	2,353	(12,935)	668	26,736
補貼收入	**—**	6,630	840	905	715
營業外收入	**317**	9,679	5,799	5,310	5,050
減：營業外支出	**(192)**	(28,188)	(27,303)	(26,549)	(16,900)
利潤總額／(虧損)	**399,345**	172,388	(373,494)	(614,956)	39,592
減：所得税	**(131,820)**	(3,784)	(685)	(1,902)	(12,710)
少數股東損益	**109**	—	—	—	—
淨利潤／(虧損)	**267,634**	168,604	(374,179)	(616,858)	26,882
股息	**106,400**	—	—	—	26,600

附註：

截至2001年12月31日止五個年度之業績乃摘錄自上年度之年報及載於本年報第53頁之經審核合併利潤表。

1. 根據中國會計規則編製*(續)*

資產及負債

	於12月31日				
	2001年	2000年	1999年	1998年	1997年
	新業務	新業務	化工業務	化工業務	化工業務
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
流動資產	**610,982**	67,180	2,013,863	2,046,410	2,353,977
長期投資	**4,000**	—	151,405	167,225	154,330
固定資產	**1,312,002**	715,110	4,616,233	4,542,018	4,056,852
無形資產及其他資產	—	637,244	178,959	387,641	366,394
遞延税項	—	—	3,582	1,665	5,009
資產總額	**1,926,984**	1,419,534	6,964,042	7,144,959	6,936,562
流動負債	**321,005**	12,880	2,711,497	2,796,656	2,251,871
長期負債	**36,200**	—	3,026,093	2,750,458	2,475,424
負債總額	**357,205**	12,880	5,737,590	5,547,114	4,727,295
少數股東權益	**1,891**	—	—	—	—
淨資產	**1,567,888**	1,406,654	1,226,452	1,597,845	2,209,267

2. 根據香港會計原則編製

業績

	截至12月31日止				
	2001年	2000年	1999年	1998年	1997年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
營業額	**563,207**	3,499,943	2,844,099	2,541,814	2,798,226
除稅前溢利／(虧損)	**399,345**	182,573	(363,688)	(605,186)	39,855
稅項	**(131,820)**	(4,482)	(685)	(2,871)	(12,710)
除稅後盈利／(虧損)	**267,525**	178,091	(364,373)	(608,057)	27,145
少數股東權益	**109**	—	—	—	—
股東應佔溢利／(虧損)	**267,634**	178,091	(364,373)	(608,057)	27,145
股息	**106,400**	—	—	—	26,600

附註：

截至2001年12月31日止五個年度之業績乃摘錄自以往各年度之年報及載於本年報第89頁之經審核綜合損益表。

資產及負債

	於12月31日				
	2001年	2000年	1999年	1998年	1997年
	新業務	新業務	化工業務	化工業務	化工業務
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
固定資產	**1,312,002**	1,352,354	4,651,312	4,576,864	4,085,873
聯營公司	—	—	33,900	38,501	38,839
投資證券	**4,000**	—	103,642	118,595	109,160
應收長期貸款	—	—	123,465	327,277	303,194
遞延資產	—	—	—	—	5,295
淨流動資產／(負債)	**396,377**	54,300	(691,579)	(751,760)	100,139
	1,712,379	1,406,654	4,220,740	4,309,477	4,642,500
少數股東權益	**1,891**	—	—	—	—
長期負債	**36,200**	—	3,026,094	2,750,458	2,475,424
淨資產	**1,674,288**	1,406,654	1,194,646	1,559,019	2,167,076

1. 本集團經營情況

(1) 本集團主營業務範圍及其經營狀況

本集團經營範圍是：(i)天津市東郊污水處理廠、天津市紀庄子污水處理廠及相關的配套設施建設、設計、管理、經營、技術咨詢及配套服務；(ii)天津市中環線東南半環城市道路，天津市貸款道路建設車輛通行費收費站及相關的配套設施建設、設計、收費、養護、管理、技術咨詢及配套服務，及(iii)環保科技及環保產品的開發經營。

本報告期內，本集團在不斷完善法人治理結構的同時，積極加強內部的整改和內控機制。本公司於2000年12月完成重組後，現從事的業務性質有了較大的變化，針對現有的業務性質，公司管理層採取了一系列的措施，取得了良好的效果。

a. 污水處理及環保相關業務的經營情況

污水處理廠的收入來源根據與天津市排水公司簽訂的《污水處理委託協議》獲得。本公司對於污水處理廠的控制重點在於流程控制、成本控制、質量控制，從而提高效率，降低成本，力求在較低的成本基礎上符合國家規定的污水處理標準。具體措施控制預算，加強人員培訓，提高員工技術水平，招聘專業技術人才充實員工隊伍等。報告期內兩座污水處理廠共處理污水218,818,896立方米，較去年同期處理量的193,576,500立方米增加25,242,396立方米，增長13%。

b. 收費業務經營情況

該項業務的收入來源由收費站員工直接收取，本報告期內，針對該項業務的特點，本公司管理層加大了對收費站的監控，進一步完善了收費站監控系統。由於天津市周邊公路的修建及改造，使得本報告期內收費交通流量有所下降。本報告期內本公司收費交通流量為3,049,512車次，較去年同期的3,647,004車次，下降了597,492 車次，下降16.38%。但針對收費流量的減少，本公司裁減部分收費員工，以減少人工費用開支。

1. 本集團經營情況(續)

(1) 本集團主營業務範圍及其經營狀況(續)

c. 新項目經營情況

2001年9月24日天津市排水公司與本公司就北倉污水處理廠在建工程、咸陽路污水處理廠在建工程及紀庄子污水處理廠(擴建)在建工程簽訂了有條件的轉讓協議，除貸款的轉貸手續正在辦理之中外，其他條件均已成就。截至2002 年2月，本公司日元貸款的轉貸手續已取得國家財政部的批覆，其餘兩筆貸款的轉貸手續正在積極的辦理之中，該項業務的收入來源根據2001年9月24日天津市排水公司與本公司簽訂的《污水處理(擴建)在建工程的收費協議》獲得。報告期內，實際完成工程工作量人民幣238,926,154元，按照工程進度本公司共獲得工程建設費人民幣91,012,587元。

天津市有六大排水系統，但現有兩座污水處理廠只能為其中的兩個系統提供服務，因此，需要建設新的污水處理廠以滿足其他排水系統的需求。咸陽路污水處理廠設計能力日處理污水45萬立方米，總投資人民幣11.90億元，將服務於咸陽路系統；北倉污水處理廠設計能力一期日處理污水10萬立方米，一期投資人民幣4.16億元，將服務於北倉排水系統；同時為解決紀庄子污水處理廠的處理能力不足的問題，對紀庄子污水處理廠進行了擴建，擴建後將新增污水處理能力28萬立方米／日，包括配套的管網在內，總投資人民幣10.55億元。

2001年9月24日天津市政投資有限公司與本公司簽訂了《中環線東南半環海河大橋項目委托管理合同》，報告期內，實際完成工程工作量人民幣127,130,549元，按照工程工作量本公司共獲得管理費收入人民幣2,730,000元。

1. 本集團經營情況(續)

(1) 本集團主營業務範圍及其經營狀況(續)

c. 新項目經營情況:(續)

各業務的財務數據如下所示:

	業務量	收入 人民幣千元	佔總收入 %	淨利潤 人民幣千元	佔淨利潤 %
污水處理業務	218,818,896立方米	417,944	70.13	191,703	71.63
道路及收費站業務	3,049,512車次	84,299	14.14	27,574	10.30
新項目業務		93,743	15.73	48,357	18.07
總計		595,986	100.00	267,634	100.00

(2) 本公司主要控股公司及參股公司的經營情況及業績

天津中水有限責任公司:截至本報告期末止,本公司持有天津中水有限責任公司90%的股權。該公司註冊資本為人民幣2,000萬元,主營業務範圍為:中水生產、銷售;中水設施的開發、建設;中水設備製造、安裝、調試、運行;中水技術咨詢、服務、培訓;勞務服務;汽車沖洗。2001年該公司尚處於籌建階段,該公司將積極拓展再生水回用項目,以中水的開發、建設、生產、銷售為主導產業,力求緩解天津市水資源的缺乏,達到水資源的綜合利用,佔領天津市中水市場。2001年底該公司總資產人民幣55,142,381元。

天津北方人才港股份有限公司:截至本報告期末止,本公司投資天津北方人才港股份有限公司的總投資額為人民幣200萬元,佔其註冊資本的6.1%,該公司主營業務範圍為:高級人才保障業務;高級人才服務業務(人才流動中介服務,金融擔保咨詢服務,個人資信評估);企業人才援助工程;科技項目成果的開發、經營;房地產開發與經營業務。2001年該公司尚處於起步階段,該公司將積極開發人才資源,建立和完善天津市人才市場,致力於為天津乃至環渤海地區吸引更多的高級人才、專業人才及技術人才。

1. 本集團經營情況*(續)*

(2) 本公司主要控股公司及參股公司的經營情況及業績*(續)*

天津市寶通輕集料有限責任公司：截至本報告期末止，本公司投資天津市寶通輕集料有限責任公司的總投資額為人民幣200萬元，佔其註冊資本的20%，該公司主營業務為：高強輕集料及其製品生產、銷售。2001年該公司尚處於籌備階段，該公司將積極致力於把高科技技術引入市政基礎設施建設之中。

(3) 本公司主要供應商、客戶情況

排水公司代表天津市政府作為本公司的主要客戶，委託本公司為其處理天津市的城市污水，同時，因為排水公司與本公司的控股股東同時處於天津市市政工程局的監管之下，與本公司構成關聯關係。排水公司主要業務為雨污水管道、泵站、河道、排水設施、污水處理廠的養護、運行、開發及建設；電器設備的維修、安裝；排水技術咨詢服務。本公司污水處理廠的收入來源根據本公司與天津市排水公司簽訂的《污水處理委托協議》獲得。

(4) 在經營中出現的問題與困難及解決方案

a. 2001年東郊污水處理廠進行了污水處理設施的維修和養護，紀庄子污水處理廠進行了擴建在建工程。在進行上述工作中，合理的安排工期，使生產運營與工程進度互不干擾，既保證了設施維修養護和擴建工程，又保證了處理水量。

b. 由於天津市周邊地區公路的修建及改造，使得報告期內收費交通流量有所下滑。本公司一方面加大收費站的監察和管理力度，提高收費效率和管理水平。同時，考慮到收費交通量的減少，本公司關閉一些車道，減裁收費站員工以節約人工費用及其他相關成本。

1. 本集團經營情況（續）

(5) 本公司曾披露過本年度經營計劃情況

a. 本報告期內，本公司已完成了投資控股天津中水有限公司，總投資額為人民幣1,800萬元。

b. 本報告期內，本公司沒有從天津市政投資有限公司收購海河大橋在建工程項目，主要原因是考慮到該項工程的投資較大，同時為突出主營業務，本公司收購了一系列污水處理廠在建工程，因此本公司與天津市政投資有限公司就中環線東南半環海河大橋工程項目簽訂了委託管理合同。2001年9月24日第二屆董事會第十九次會議審議通過了對該項計劃的調整，並提交本公司臨時股東大會審議。本次董事會臨時會議決議公告刊登在2001年9月25日的《上海證券報》、香港《文匯報》和《Hong Kong iMail》上。2001年11月12日本公司臨時股東大會審議通過了該項決議。本次臨時股東大會決議公告刊登在2001年11月13日的《上海證券報》、香港《文匯報》和《Hong Kong iMail》上。

2. 本集團投資情況

本報告期內，本公司投資額為人民幣2,200萬元，比上年的人民幣0萬元，增長了人民幣2,200萬元。

(1) a. 本報告期內，本公司投資控股天津中水有限責任公司，總投資額為人民幣1,800萬元，佔其註冊資本的90%，該公司主營業務範圍為：中水生產、銷售；中水設施的開發、建設；中水設備製造、安裝、調試、運行；中水技術咨詢、服務、培訓；勞務服務；汽車沖洗。

b. 本報告期內，本公司投資天津北方人才港股份有限公司，總投資額為人民幣200萬元，佔其註冊資本的6.1%，該公司主營業務範圍為：高級人才保障業務；高級人才服務業務（人才流動中介服務，金融擔保咨詢服務，個人資信評估）；企業人才援助工程；科技項目成果的開發、經營；房地產開發與經營業務。

c. 本報告期內，本公司投資天津市寶通輕集料有限責任公司，總投資額為人民幣200萬元，佔其註冊資本的20%，該公司主營業務為：高強輕集料及其製品生產、銷售。

(2) 本報告期內，本公司沒有募集資金，也沒有本報告期之前募集資金的使用延續到本報告內的情況。

3. 本集團財務狀況

本報告期內，本集團的財務狀況較上一年度有了進一步的改善，普華永道中天會計師事務所有限公司和香港羅兵咸永道會計師事務所為本公司出具了標準無保留意見的審計報告，具體分析如下：

(1) 2001年12月31日，本集團總資產人民幣192,698.40萬元，較上年度總資產人民幣141,953.40萬元增加了35.75 %。

(2) 2001年12月31日，本集團長期負債人民幣3,620萬元，較上年度長期負債人民幣0萬元增長了人民幣3,620萬元，主要是子公司經營融資所致。

(3) 2001年12月31日，本集團股東權益人民幣156,788.80萬元，較上年度股東權益人民幣140,665.40萬元增加了11.46%，主要是本公司盈利所致。

(4) 本年度本集團主營業務利潤人民幣43,155.80萬元，比上年度主營業務利潤人民幣54,763.90萬元減少了21.20%，主要是轉換主營業務所致。

(5) 本年度淨利潤人民幣26,763.40萬元，比上年度淨利潤人民幣16,860.40萬元增長了58.74%。

(6) 淨利潤人民幣4,707.20萬元來源於污水處理廠項目建設管理費收入，該業務屬本集團本年度新增經營項目。

4. 生產經營環境、宏觀政策、法規的變化對本公司產生的影響

環保產業屬於國家未來發展的重點產業，「十五」期間國家將進一步加大對環保產業的投入。城市污水處理作為環保的一個重要內容，已經越來越成為衡量一個城市國際化的重要標誌。國務院2000年11月《關於加強城市供水、節水和水污染防治工作的通知》中明確指出，「十五期間，所有設市城市都必須建設污水處理設施。到2005年，50萬人口以上的城市，污水處理率應達到60%以上；到2010年，所有設市城市污水處理率應不低於60%。直轄市、省會城市、計劃單列市以及重點風景旅遊城市的污水處理率不低於70%」以及建設部、國家環保總局《關於轉發<福建省關於推進城市污水處理產業化發展的暫行規定>的通知》的文件精神，都將對本公司以污水處理廠建設、運營以及再生水回用等為主的業務產生積極的影響，為公司規模生產提供了可靠的市場保證。

4. 生產經營環境、宏觀政策、法規的變化對本公司產生的影響*(續)*

隨著中國加入WTO，中國的改革和開放將進一步深入，寬鬆的投資環境是一個地區、城市吸引投資的重要保證以及隨著天津市周邊地區路網建設的進一步完善，對本公司城市道路收費業務將產生負面影響。

5. 新年度的經營計劃

2002年，本集團主要任務是，進一步完善公司治理結構，嚴格規範運作。完善股東大會、董事會、監事會，充分發揮三會職能。依法運作，提高經濟運行質量。繼續推進全面預算管理，樹立成本意識，節約意識。完成質量管理體系、環境保護管理體系、安全管理體系認證。堅持不懈地抓好安全生產和安全教育，確保污水處理廠安全高效運營，確保污水處理建設項目建設進度和質量，確保收費工作平穩、安全。進一步鞏固主業，形成以水處理、水工程建設、再生水回用、污水處理設備、產品開發應用的的產業鏈，形成具有競爭力的產業結構。繼續向天津市以外的其他地區拓展污水處理業務。以追求利潤最大化為目標，積極尋求新的利潤增長點，力爭給廣大投資者以豐厚的回報。

(1) 繼續建設紀庄子污水處理廠擴建工程、咸陽路、北倉污水處理廠等項目工程。

(2) 積極與國際先進污水處理公司合作，提高本公司技術水平和管理能力。

(3) 開發外埠污水處理市場，向包括但不限於貴州、新疆、陝西等中國西北地區拓展污水處理廠建設、運營等市場，形成規模經濟。

(4) 成立科技研發中心，開發與城市污水處理等有關的環保產品、設備和技術，以科技的發展和應用推動企業的發展。

(5) 將進行ISO9001，ISO14001和OHSAS18001的整合認證工作，使本公司工作科學化、系統化、制度化。

(6) 利用資本市場為在建工程籌集建設資金。

6. 董事會日常工作情況

(1) 報告期內董事會的會議情況及決議內容

2001年度，本公司董事會共召集7次董事會會議：

1. 2001年2月9日召開第二屆董事會第十五次會議，根據本公司章程第九十六條第(六)款之規定，作出書面議案如下：

   本公司將於2001年3月16日在香港召開第二屆董事會第十六次會議，具體會議通知將於會議召開前10天通知各位董事。

2. 2001年3月16日在香港中環花園道三號亞太金融大廈三十六樓會議室召開第二屆董事會第十六次會議，會議審議通過了如下決議：

   a. 本公司董事會2000年度工作報告；

   b. 經境內外會計師事務所審計的本公司2000年度財務會計報告；

   c. 在境內外分別公佈的2000年年度報告及2000年年度報告摘要；

   d. 本公司2000年度財務決算報告及2001年度財務預算報告；

   e. 本公司2000年度利潤分配預案；

   f. 本公司2001年年度利潤分配政策預案；

   g. 關於聘請為本公司提供審計服務的會計師事務所的建議；

   h. 關於修改公司章程的議案；

   i. 本公司2001年度發展規劃；

   j. 關於召開本公司2000年股東年會即本公司第九次股東大會的決議。

   本次董事會臨時會議決議公告刊登在2001年3月19日的《上海證券報》、香港《文匯報》和《Hong Kong iMail》上。

6. 董事會日常工作情況(續)

(1) 報告期內董事會的會議情況及決議內容(續)

3. 2001年4月25日召開第二屆董事會第十七次會議，根據公司章程第九十六條第(六)款之規定，作出書面議案如下：

   本公司董事會於2001年4月25日收到本公司控股股東—天津市政投資有限公司的議案，建議於2001年5月8日召開的本公司2000年年度股東大會，即本公司第九次股東大會上增加審議通過如下議案：作為特別決議案，審議通過有關授權董事會配發及發行新股份(H股)的建議。

   本公司董事會經過審議，決定接受這個議案，並作為特別決議案，提交於2001年5月8日召開的本公司2000年度股東大會。

   本次董事會臨時會議決議公告刊登在2001年4月26日的《上海證券報》、香港《文匯報》和《Hong Kong iMail》上。

4. 2001年7月31日召開第二屆董事會第十八次會議，會議審議通過如下決議：

   a. 董事會2001年上半年工作報告；

   b. 經境內會計師事務所根據中國註冊會計師獨立審計準則審計的2001年度中期財務會計報告；

   c. 經境外會計師事務所根據香港會計師公會所頒佈的核數準則審閱的2001年度中期財務會計報告；

   d. 在境內外分別公佈的2001年度中期報告和2001年度中期報告摘要；

   e. 本公司2001年度中期利潤分配方案；

   f. 本公司2001年度下半年計劃；

   g. 關於審核委員會的成立及工作程序；

   h. 本屆董事會成立其轄下的由獨立董事組成的審核委員會。

      本次董事會臨時會議決議公告刊登在2001年8月1日的《上海證券報》、香港《文匯報》和《Hong Kong iMail》上。

6. 董事會日常工作情況（續）

(1) 報告期內董事會的會議情況及決議內容（續）

5. 2001年9月24日召開第二屆董事會第十九次會議，會議審議並通過了如下決議：

   a. 通過了天津市排水公司與本公司簽訂的《北倉污水處理廠在建工程轉讓協議》（關聯董事馬白玉女士、張文輝先生、王月清先生、朱敏先生回避表決），並提交臨時股東大會審議。

   b. 通過了天津市排水公司與本公司簽訂的《紀庄子污水處理廠（擴建）在建工程轉讓協議》（關聯董事馬白玉女士、張文輝先生、王月清先生、朱敏先生回避表決），並提交臨時股東大會審議。

   c. 通過了天津市排水公司與本公司簽訂的《咸陽路污水處理廠在建工程轉讓協議》（關聯董事馬白玉女士、張文輝先生、王月清先生、朱敏先生回避表決），並提交臨時股東大會審議。

   d. 通過了天津市排水公司與本公司簽訂的《污水處理（擴建）在建工程的收費協議》（關聯董事馬白玉女士、張文輝先生、王月清先生、朱敏先生回避表決），並提交臨時股東大會審議。

   e. 通過了本公司關於污水處理工程在建工程轉讓後承繼原建設工程施工合同的議案（關聯董事馬白玉女士、張文輝先生、王月清先生、朱敏先生回避表決），並提交臨時股東大會審議。

   f. 通過了天津市政投資有限公司與本公司簽訂的《中環線東南半環海河大橋項目委托管理合同》（關聯董事馬白玉女士、張文輝先生、王月清先生、朱敏先生回避表決），並提交臨時股東大會審議。

   g. 通過了向臨時股東大會提交的公司章程修改案，並提交臨時股東大會審議。

6. 董事會日常工作情況 *(續)*

(1) 報告期內董事會的會議情況及決議內容 *(續)*

h. 通過擬在中國境內外指定報章上刊登的披露本次污水處理工程在建工程受讓及接受委托管理海河大橋項目之關聯交易的中英文公告的內容，並分別於2001年9月25日及2001年9月26日在中國境內及香港的指定報章上刊登進行本次關聯交易的中文及英文公告。

i. 決定本公司臨時股東大會於2001年11月12日在天津召開，對本次污水處理工程在建工程受讓、接受委託管理海河大橋項目及章程修改事宜作出決議。

j. 通過並授權本公司董事代表本公司(除其他事項外)簽署、執行、完成、交付或授權其他人士簽署、執行、完成及交付所有有關協議及合同，並作出其等認為與依據污水處理(擴建)在建工程的收費協議、建設工程施工合同及海河大橋項目管理合同實施及實行持續關聯交易有關的必須、恰當或合適之所有行為、事情及事宜，以及豁免遵守或就任何污水處理(擴建)在建工程的收費協議、建設工程施工合同及海河大橋項目管理合同之任何條款作出及同意作出其等認為適合而性質並非重大，且符合本公司利益之修改。

本次董事會臨時會議決議公告刊登在2001年9月25日的《上海證券報》及在2001年9月26日的香港《文匯報》和《Hong Kong iMail》上。

6. 2001年10月19日召開第二屆董事會第二十次會議，根據公司章程第九十六條第(六)款的規定，作出書面議案如下：

將本公司於2001年9月25日及2001年9月26日分別刊登的關於召開臨時股東大會的公告的普通決議第4項進行修改如下：

原有的第4項決議案：批准、追認及確認本公司與天津市排水公司2001年9月24日簽訂的《污水處理(擴建)在建工程的收費協議》及有關持續關連交易豁免的額度。

6. 董事會日常工作情況（續）

(1) 報告期內董事會的會議情況及決議內容（續）

經修改的第4項決議案：批准、追認及確認(i)本公司與天津市排水公司於2001年9月24日簽訂的《污水處理（擴建）在建工程的收費協議》及有關持續關連交易豁免的額度；及(ii)根據污水處理廠收費協議修訂污水處理委托協議與修訂有關持續關聯交易豁免的額度。

本次董事會臨時會議決議公告刊登在2001年10月22日的《上海證券報》、香港《文匯報》和《Hong Kong iMail》上。

7. 2001年11月2日召開第二屆董事會第二十一次會議，根據公司章程第九十六條第（六）款的規定，作出書面議案如下：

   a. 本公司與其他發起人共同發起設立天津北方人才港股份有限公司，並向天津北方人才港股份有限公司投資人民幣200萬元，成為該股份有限公司的股東。

   b. 本公司與天津市地下鐵道總公司、天津市公路建設發展公司、天津市濱海市政建設發展有限公司及天津市鑫金鼎牧業科技發展有限公司共同投資設立天津市寶通輕集料有限公司，本公司投資額為人民幣200萬元，佔該公司註冊資本的20%。

(2) 董事會對股東大會決議的執行情況

本報告期內，本公司董事會根據《公司法》、《證券法》和《公司章程》等有關法律、法規的要求，嚴格按照股東大會的決議和授權，認真執行股東大會通過的各項決議內容。2001年度對股東大會的決議，本公司董事會執行情況如下：

1. 本公司2000年度利潤分配執行情況

   本公司2000年度未進行利潤分配；資本公積金未轉增股本。

2. 公司2001年度申請公募增發新股決議的執行情況

   在本報告期內，根據2000年度股東大會的決議和授權，本公司董事會曾著手申請增發新股(H)股的工作，但由於市場因素不樂觀，因此在本報告期內，沒有完成該項工作。

7. 本次利潤分配預案及資本公積金不轉增股本預案

經普華永道中天會計師事務所按中國註冊會計師獨立審計準則和香港羅兵咸永道會計師事務所按香港會計師公會所頒佈的核數準則分別進行的審計，本公司2001年度實現淨利潤均為人民幣267,633,944元。按《公司章程》有關規定，提取10%的法定公積金人民幣26,764,000元和5%的法定公益金人民幣13,382,000元，加上2000年度未分配利潤人民幣6,261,000元，本年度可供全體股東分配的利潤為人民幣233,749,000元。董事會決定本次利潤分配預案為：擬以2001年年末總股本1,330,000,000股為基數，向全體股東每10股派發人民幣0.8元現金紅利(含稅)，派發現金紅利總額為人民幣106,400,000元，資本公積金本次不轉增股本。以上利潤分配預案及資本公積金不轉增股本預案須提交年度股東大會審議。2001年度實際實施的利潤分配政策與2000年度報告預計的分配政策相符。

8. 其他報告事項

本報告期內本公司選定的信息披露報刊為《上海證券報》、香港《文匯報》和《Hong Kong iMail》，沒有變更信息披露報刊。

承董事會命
馬白玉
董事長



中國　天津
2002年2月28日

1. 公司治理情況

本公司嚴格按照《公司法》、《證券法》和中國證監會有關法律法規的要求，積極完善本公司法人治理結構、建立現代企業制度、規範本公司運作。根據中國證監會和國家經貿委於2002年1月7日發佈的《上市公司治理準則》規範文件的要求，本公司修改了《公司章程》(尚待於2002年4月16日舉行的2001年年度股東大會通過)，並在本公司經理辦公會議上通過了《總經理工作細則》，同時，本公司將在2001年年度股東大會上審議《股東大會議事規則》，《董事會議事規則》、《監事會議事規則》將在相關有權會議上審議，這些規則符合中國證監會、上海證券交易所及香港聯交所的有關規定，主要內容如下：

(1) 關於股東與股東大會：本公司能夠確保所有股東，特別是中小股東享有平等地位，確保所有股東能夠充分行使自己的權利；本公司建立了股東大會的議事規則，能夠嚴格按照股東大會規範意見的要求召集、召開股東大會，在會場的選擇上盡可能地讓更多的股東能夠參加股東大會，行使股東的表決權；本公司關聯交易公平合理，並對定價依據予以充分披露。

(2) 關於控股股東與上市公司的關係：控股股東行為規範，沒有超越股東大會直接或間接干預本公司的決策和經營活動；本公司與控股股東在人員、資產、財務、機構和業務方面做到"五獨立"，本公司董事會、監事會和內部機構能夠獨立運作。

(3) 關於董事與董事會：本公司嚴格按照《公司章程》規定的董事選聘程序選舉董事，並將進一步完善董事的選聘程序、積極推行累積投票制度；本公司董事會的人數和人員構成符合法律、法規的要求；本公司董事會建立了董事會議事規則，本公司各位董事能夠以認真負責的態度出席董事會和股東大會，能夠積極參加有關培訓，熟悉有關法律法規，瞭解作為董事的權利、義務和責任；本公司按照有關規定建立了獨立董事制度，董事會成員當中已有三名獨立董事，佔董事會成員的三分之一，同時設立了薪酬委員會和審核委員會。

1. 公司治理情況*(續)*

(4) 關於監事和監事會：本公司共有6名監事，監事會的人數和人員構成符合法律、法規的要求；本公司監事會建立了監事會的議事規則；本公司監事能夠認真履行自己的職責，能夠本著對股東負責的精神，對本公司財務以及本公司董事、本公司經理和其他高級管理人員履行職責的合法合規性進行監督。

(5) 關於績效評價與激勵約束機制：本公司正積極著手建立公開、公正的董事、監事和經理人員的績效評價標準與激勵約束機制；經理人員的聘任採取競爭機制，充分體現公開、公平、公正的原則。

(6) 關於相關利益者：本公司能夠充分尊重和維護銀行及其他債權人、職工、消費者等其他利益相關者的合法權益，共同推動本公司持續、健康地發展。

(7) 關於信息披露與透明度：本公司指定董事會秘書負責信息披露工作、接待股東來訪和咨詢；本公司能夠嚴格按照法律、法規和公司章程的規定，真實、準確、完整、及時地披露有關信息，並確保所有股東有平等的機會獲得信息；本公司能夠按照有關規定，及時披露關聯交易、大股東或本公司實際控制人的詳細資料。

本公司自成立以來，一貫嚴格按照《公司法》、《證券法》及中國證監會頒佈的有關法律法規的要求規範運作，並將一如既往地按照有關議事規則和2002年1月7日發佈的《上市公司治理準則》等要求規範運作，努力尋求利潤最大化，切實維護中小股東的利益。

2. 獨立董事履行職責情況

本公司根據香港聯合交易所有限公司上市規則建立了獨立董事制度，董事會成員當中已有三名獨立董事，佔董事會成員的三分之一，各位獨立董事熟悉本公司的業務及經營情況，能夠以認真負責的態度出席董事會和股東大會，並發表獨立性意見，能夠積極參加有關培訓，瞭解作為獨立董事的權利、義務和責任。根據中國證監會發佈的《關於在上市公司建立獨立董事制度的指導意見》的規定要求，本公司現任獨立董事李偉斌先生為本公司香港法律顧問李偉斌律師行的合伙人，管維立先生因連任期限已超過6年，均失去任職資格。李偉斌先生、管維立先生已向本公司董事會提交了辭去本公司獨立董事的辭呈。為了進一步加強獨立董事制度，完善本公司法人治理結構，本公司董事會將提名推舉新的獨立董事候選人。

3. 本公司與控股股東在人員、資產、財務、機構、業務等方面的分開情況

(1) 人員分開方面：本公司與控股股東在勞動、人事及工資管理等方面是獨立的，並設立了獨立的勞動人事職能部門。本公司總經理、副總經理、總會計師、董事會秘書等高級管理人員均在本公司領取薪酬，且均未在控股股東單位擔任除董事以外的重要職務。

(2) 資產完整方面：所有與本公司生產經營有關的資產均歸本公司所有。

(3) 財務獨立方面：本公司設立了獨立的財會部門，建立了獨立的會計核算體系和財務管理制度，並在銀行開設獨立的帳戶。

(4) 機構獨立方面：本公司設立了完全獨立於控股股東的組織機構，有獨立的辦公經營場所。

(5) 業務分開方面：本公司在業務方面獨立於控股股東，具有獨立完整的業務及自主經營能力。

4. 高級管理人員的考評及激勵機制

本公司董事會根據有關指標和標準對高級管理人員的業績和績效進行考評，本公司將在適當的時機建立相關的獎勵制度，在董事、監事和高級管理人員當中推行激勵機制。

2001年本公司共召開兩次股東大會，即2000年度股東大會和2001年臨時股東大會：

1. 本公司就2000年度股東大會的召集和召開，於2001年3月19日將股東大會的召開時間、地點、審議事項及其他事項等相關董事會決議、股東大會會議通知以公告的方式刊登在《上海證券報》、香港《文匯報》和《Hong Kong iMail》上，並以郵資已付的郵件送達H股股東。

   本公司於2001年5月8日在中國天津市和平區台兒庄路33號天津利順德大飯店二樓白金漢宮如期召開2000年度股東大會，出席會議的股東及股東代理人共有6名，代表股份116,735.91萬股，佔本公司股份總數的87.77%，符合《公司法》及《公司章程》的有關規定。會議由董事長馬白玉女士主持。

   會議以舉手表決的方式審議通過了以下決議：

   (1) 審議通過本公司2000年度董事會工作報告；

   (2) 審議通過本公司2000年度監事會工作報告；

   (3) 審議通過經境內外會計師事務所審計的本公司2000年度財務會計報告；

   (4) 審議通過本公司2000年度利潤分配預案；

   (5) 審議通過關於聘請為本公司提供審計服務的會計師事務所的議案；

   (6) 審議通過本公司2001年度發展規劃；

   (7) 審議通過修訂公司章程議案；

   (8) 審議通過有關授權董事會配發及發行新股份(H)股的建議。

   本次股東大會決議公告刊登在2001年5月9日的《上海證券報》、香港《文匯報》和《Hong Kong iMail》上。

2. 本公司就2001年臨時股東大會的召集和召開，於2001年9月25日將臨時股東大會的召開時間、地點、審議事項及其他事項等相關董事會決議、臨時股東大會會議通知以公告的方式刊登在《上海證券報》、香港《文匯報》和《Hong Kong iMail》上，並以郵資已付的郵件送達H股股東。

本公司於2001年11月12日在中國天津市河西區紫金山路喜來登大酒店二樓會議廳如期召開2001年臨時股東大會，出席會議的股東及股東代理人共有2名，代表股份84,028.275萬股，佔本公司股份總數的63.18%，符合《公司法》及《公司章程》的有關規定。會議由董事長馬白玉女士主持。

會議以舉手表決的方式審議通過了以下決議：

(1) 審議通過天津市排水公司與本公司於2001年9月24日簽訂的《北倉污水處理廠在建工程轉讓協議》；

(2) 審議通過天津市排水公司與本公司於2001年9月24日簽訂的《紀庄子污水處理廠(擴建)在建工程轉讓協議》；

(3) 審議通過天津市排水公司與本公司於2001年9月24日簽訂的《咸陽路污水處理廠在建工程轉讓協議》；

(4) 審議通過(i)天津市排水公司與本公司於2001年9月24日簽訂的《污水處理(擴建)在建工程的收費協議》及有關持續關聯交易豁免的額度；(ii)根據污水處理廠收費協議修訂污水處理委托協議與修訂有關持續關聯交易豁免的額度；

(5) 審議通過本公司關於污水處理工程在建工程轉讓後承繼原建設工程施工合同的議案及有關關聯交易豁免的額度；

(6) 審議通過本公司與天津市政投資有限公司於2001年9月24日簽訂的《中環線東南半環海河大橋項目委託管理合同》及有關關聯交易豁免的額度；

(7) 審議通過本公司有關的持續關聯交易(包括建設工程施工合同、海河大橋項目管理合同及污水處理(擴建)在建工程的收費協議)披露豁免申請所規定任何財政年度的上限的議案；

(8) 審議通過關於授權本公司董事代表本公司(除其他事項外)簽署、執行、完成、交付或授權其他人士簽署、執行、完成及交付所有有關協議及合同，並作出其等認為與依據污水處理(擴建)在建工程的收費協議、建設工程施工合同及海河大橋項目管理合同實施及實行持續關聯交易有關的必須、恰當或合適之所有行為、事情及事宜，以及豁免遵守或就任何污水處理(擴建)在建工程的收費協議、建設工程施工合同及海河大橋項目管理合同之任何條款作出及同意作出其等認為適合而性質並非重大，且符合本公司利益之修改；

(9) 審議通過修訂公司章程的議案。

本次臨時股東大會決議公告刊登在2001年11月13日的《上海證券報》、香港《文匯報》和《Hong Kong iMail》上。

3. 選舉、更換公司董事、監事情況：

本報告期內因荊世奎先生從本公司離職，本公司2001年9月19日職工代表大會決議批准荊世奎先生辭去本公司監事職務，選舉張明起先生作為職工代表出任本公司監事，任期三年。

1. 董事會

馬白玉女士，39歲，董事長兼總經理。1996年於南開大學獲得經濟學碩士學位。1983年畢業於北京師範大學，1985年加盟天津市政工程局，曾任講師及副處長。1996年至1998年，在天津公路建設發展公司任總經濟師，1998年－2001年12月任天津市政投資有限公司總經理。馬女士於市政建設擁有超過10年的豐富經驗。馬女士從2000年12月開始任本公司董事長兼總經理。

朱敏先生，47歲，董事。現任天津市道路橋梁管理處處長。朱先生於1999年獲取天津大學工商管理碩士學位。自1993年12月以來，朱先生曾擔任天津市市政工程局設備處處長等重要職務，在路橋建設領域擁有15年以上的豐富經驗。朱先生從2000年12月開始任本公司董事。

安品東先生，33歲，董事、財務總監。1991年畢業於天津財經學院，並獲取會計學學士學位。1992年至1997年，安先生參與滬寧高速公路項目，負責該項目的會計及財政職務。1997年－1999年12月任天津津政交通發展公司的財務經理。1999年－2000年12月任天津市政投資有限公司助理總會計師。安先生從2000年12月開始任本公司董事、財務總監。

顧啟峰先生，35歲，董事、總工程師。1988年畢業於中國同濟大學，並獲工程學學士學位，1998年獲取同濟大學工程學碩士學位。從1988年起，顧先生在天津市第三市政工程公司負責監督濟青高速公路、滬寧高速公路及唐津高速公路的建設。從1998年－2000年12月擔任天津市政投資有限公司副總工程師、總工程師。顧先生從2000年12月開始任本公司董事、總工程師。

王月清先生，57歲，董事，現任天津市排水管理處總會計師。自1964年以來，王先生在天津市市政工程局擔任財務科副科長等與財務有關的職務，具有三十多年的財務工作經驗。王先生從2000年12月開始任本公司董事。

張文輝先生，46歲，董事，現任天津市排水管理處處長。張先生於1999年獲取天津大學工程學碩士學位。自1980年以來，張先生先後任天津市排水管理處四所副所長、天津市排水管理處副處長、處長等職務，具有二十多年市政行業的工作經驗。張先生從2000年12月開始任本公司董事。

1. 董事會 *(續)*

李偉斌先生，40歲，獨立非執行董事，現為香港李偉斌律師行首席合夥人。李先生先後畢業於中國北京的中國政法大學、中國社會科學院及香港大學法學院，分別持有法律學士學位、法律碩士學位及普通法法律學士學位。李先生為第一位在香港取得律師執業資格的中國內地律師，在中國、香港及英國均取得律師執業資格，同時為中國委託公證人，在法律相關領域有超過15年經驗。李先生從2000年12月開始任本公司獨立非執行董事。

曾文仲先生，59歲，獨立非執行董事，現為沿海物業集團有限公司(其股份於聯交所上市)的主席，並是沿海物業集團的創辦人之一。負責沿海物業集團之企業策劃及發展方針。曾先生畢業於英國倫敦皇家學院，取得了電子工程學士學位，已持有美國紐約理工大學之電機工程及運籌學碩士學位。他於東南亞地區的商業、工業及房地產又有積逾30年之經驗。他亦曾擔任九龍證券交易所的董事，現時亦為香港上市公司冠捷控股有限公司之董事，以及臺灣上市公司世華聯合商業銀行股份有限公司之董事。現為中國全國政協委員、福建省政協常務委員及中國僑聯常委會委員。曾先生從2000年12月開始任本公司獨立非執行董事。

管維立先生，58歲，獨立非執行董事，1966年畢業於中國科技大學，後在多所製造公司和工科大學任工程師或講師多年。管先生，1980年初獲工商管理碩士學位。管先生於1991年被調往國家國有資產管理局，後獲委任為企業司司長。1994年管先生加入美國通用電氣金融公司並擔任亞太副總裁。自1996年至今，管先生擔任中華企業咨詢公司總裁、中企華資產評估公司名譽董事長，亦同時受聘擔任美國賓西法尼亞大學沃頓商學院亞洲執行董事會董事，中國土地估價師協會常務理事，中國國際經濟貿易仲裁委員會證券業仲裁員，並具有中國註冊資產評估師資格。管先生自1994年起任本公司的獨立非執行董事。

2. 監事會

于瑞華女士，55歲，監事會主席。于女士於1970年畢業於天津大學。從1970年起，于女士曾於天津市市政工程局、天津市排水管理處及天津第二市政工程公司擔任多個職位。其中，從1984年至1998年，于女士在天津第二市政工程公司任人事科副科長、人力資源部主管及監事。她與1999年加盟天津市政，從1999年起在天津市政投資有限公司任工會主席，黨總支書記。于女士從2000年12月開始任本公司監事會主席。

陳寶森先生，49歲，監事，天津市政人力資源部的副經理。陳先生於市政建設相關業務擁有逾七年經驗，1984年至1993年，陳先生曾於天津市市政工程局擔當多個人事相關的職位。他於1993年加盟天津第二市政工程公司，擔任人力資源部副主管。他於2000年6月加盟天津市政。陳先生從2000年12月開始任本公司監事。

李凱建先生，49歲，監事。現任天津城建集團董事長。李先生畢業於天津經濟管理學院。李先生於1976年加入天津市政工程局，並曾擔任由技術員至副總經理等職務。1995年－2000年，李先生任天津市第二市政公路工程有限公司的主席兼總經理。2000年1月－2000年3月任天津市政工程設計院院長，從2001年開始任城建集團董事長。李先生從2000年12月開始任本公司監事。

史春華先生，37歲，監事。現任天津市公路發展公司總會計師。史先生於1988年7月畢業於天津財經學院，並獲取審計學學位。從1988年7月－2001年3月史先生在市政工程局財務、審計部門工作後被任命為該部門副處長。史先生從2000年12月開始任本公司監事。

竇振明先生，50歲，監事。現任天津市濱海市政工程建設公司總經理。由1992年至1997年，竇先生為天津市建設發展有限公司副經理。1982年至1992年，竇先生亦在天津市第二市政建築有限公司擔任多個職位。竇先生從2000年12月開始任本公司監事。

2. 監事會 *(續)*

張明起先生，44歲，監事。現任本公司東郊污水處理廠副經理、工會主席。張先生2000年本科畢業於中共中央黨校函授學院經濟管理專業。張先生自1980年在天津市排水管理處工作以來，歷任天津市排水管理處黨務幹事、天津市排水管理處汽車隊黨支部副書記、天津市排水管理處紀委紀檢委員、天津市東郊污水處理廠副廠長、黨支部副書記等。張先生從2001年9月開始任本公司監事。

3. 高級管理人員

羅連芳先生，53歲，副總經理。羅先生於1986年畢業於聯合大學。羅先生於市政建設業務方面擁有逾20年經驗。羅先生於1964年至1998年間於天津市市政工程局擔任多個重要職務，1998年－2000年12月任天津市政投資有限公司副總經理。羅先生從2000年12月開始任本公司副總經理。

林文波先生，44歲，副總經理。林先生於1983年至1992年間於紀庄子污水廠擔任部門主管和副廠長。自1992年至今任東郊污水處理廠長，負責東郊污水處理廠的建設及後來的全面管理。林先生從2000年12月開始任本公司副總經理。

劉文亞先生，43歲，副總經理。自1982年起，劉先生任紀庄子污水處理廠技術科主任，紀庄子污水處理廠副廠長。劉先生曾參與紀庄子污水處理廠的可行性研究、建造、研究、技術改良及一般管理。劉先生於1995年於天津市城建學院修完本科課程。劉先生現負責紀庄子污水處理廠的整體監管工作。劉先生從2000年開始任本公司副總經理。

付亞娜女士，31歲，董事會秘書。付女士1993年畢業於天津師範大學新聞專業，獲得學士學位。付女士自畢業後加盟天津市排水管理處，1998年8月—2000年12月在天津市政投資有限公司任綜合辦公室副主任、主任。付女士從2000年12月開始任本公司董事會秘書。

葉沛森先生，42歲，董事會秘書。畢業於香港理工大學，1982年獲會計系高級文憑，曾任職香港羅兵咸會計師事務所。現為香港執業會計師，在會計及公司秘書事務方面有18年工作經驗，並於1996年獲工商管理碩士學位。葉先生從1994年12月開始任本公司董事會秘書。

主要業務

本公司及其附屬公司(「本集團」)在2000年12月20日資產重組之前的主營業務為化工基礎原料生產業務，在資產重組之後的主營業務轉為環保業務和城市基礎設施。本公司是天津市從事環保產業和基礎設施的唯一一間境外上市公司。按照中國會計規則及香港會計原則編製的本公司2001年度合併淨利潤均約為人民幣267,634,000元。有關的財務報表載於本年報的相關部分。

財務概要

按中國會計規則編製之本集團以往五年業績及資產負債概要載於本年報第8及第9頁。

按香港會計原則編製之本集團以往五年業績及資產負債概要載於本年報第10頁。

業績與分配

按照中國會計規則和香港會計原則編製之本集團截至2001年12月31日止年度的業績和利潤分配分別載於本年報第53頁及第54頁之利潤及利潤分配表內及第89頁之綜合損益表內。

以下為按主要業務劃分之本集團營業額及減去財務費用後的經營溢利／(虧損)(根據香港會計原則編製)之分析：

	營業額		稅前經營溢利／(虧損)貢獻(包括財務費用)	
	2001年	2000年	**2001年**	2000年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
化工業務：				
產品銷售	**—**	3,483,874	**—**	(86,222)
按原值變現若干已撥備資產	**—**	—	**—**	241,975
	—	3,483,874	**—**	155,753
財務管理	**—**	2,407	**—**	(995)
按原值變現若干已撥備資產	**—**	—	**—**	12,165
	—	2,407	**—**	11,170
新業務：				
污水處理服務	**394,957**	11,236	**286,499**	9,411
污水處理在建工程的建設	**86,007**	—	**70,257**	—
道路及收費站	**79,663**	2,426	**40,671**	1,581
海河橋管理	**2,580**	—	**1,918**	—
合計	**563,207**	3,499,943	**399,345**	177,915

股息

董事會並無宣佈派發中期股息(2000年：無)。董事會建議派付截至2001年12月31日止年度之末期股息每10股人民幣0.8元(2000年：無)。

股本變動情況

(1) 本公司股份變動情況表：

本報告期內本公司無送股、轉增股本或內部職工股上市的情形。

數量單位：股

	股本變動前	本次變動增加／(減少) 配股	送股	公積金轉股	其他	小計	股本變動後
一、尚未流通股份							
1.發起人股份							
其中：							
國家擁有股份	839,020,000	—	—	—	—	—	839,020,000
募集法人股	38,485,000	—	—	—	—	—	38,485,000
尚未流通股份合計	877,505,000	—	—	—	—	—	877,505,000
二、已流通股份							
1.境內上市的人民幣普通股	112,495,000	—	—	—	—	—	112,495,000
2.境外上市的外資股	340,000,000	—	—	—	—	—	340,000,000
已流通股份合計	452,495,000	—	—	—	—	—	452,495,000
三、股份總數	1,330,000,000	—	—	—	—	—	1,330,000,000

(2) 股票發行與上市情況：

截至二零零一年十二月三十一日為止的前三年本公司無股票發行情況。

股東情況介紹

1. 於本報告期末即2001年12月31日本公司股東如下：

股東	數目
國有股股東	1
法人股股東	108
社會公眾股股東	32,275
外資股股東(H股股東)	202
總數	32,586

2. 本公司於2001年12月31日前10名最大股東持股情況：

名次及股東名稱	類別	年末持股數 *(股)*	佔總股本 *(%)*
(1) 天津市政投資有限公司(國家持股單位)	內資股	839,020,000	63.08
(2) 香港中央結算(代理人)有限公司(外資股東)	H	334,331,000	25.14
(3) 瀋陽鐵路局(法人股)	內資股	3,500,000	0.26
(4) 南方證券南京分公司(法人股)	內資股	2,725,000	0.20
(5) 中國東方信託投資公司南昌營業部(法人股)	內資股	1,500,000	0.11
(6) 李勇(社會公眾股)	內資股	1,057,430	0.0795
(7) 馮英蘭(社會公眾股)	內資股	1,038,541	0.078
(8) 青島市南區震遠貿易公司(法人股)	內資股	1,000,000	0.075
(9) 民航結算(法人股)	內資股	1,000,000	0.075
(10) 建津直屬(法人股)	內資股	1,000,000	0.075

附註：

A. 根據香港中央結算(代理人)有限公司(HKSCC NOMINEES LIMITED)提供的股東名冊，其持有之H股股份乃代表多個客戶所持有，並無任何個別客戶持有本公司總股本5%或以上之權益。

B. 天津市政投資有限公司(「天津市政」)持有本公司國有股83,902萬股，約佔總股本的63.08%，為本公司的第一大股東(「控股股東」)，本報告期內，其所持股票沒有質押或凍結的情況。

C. 前十名股東均不是本公司的戰略投資者。

D. 前十名股東之間不存在關聯關係。

股東情況介紹(續)

3. 本公司控股股東情況介紹

控股股東名稱:	天津市政投資有限公司
法定代表人:	孫增印先生
成立日期:	1998年1月20日
註冊資本:	人民幣172,427.8萬元
公司類別:	國有獨資公司
股權結構:	天津市市政工程局持有其100%股權
經營範圍:	市政基礎設施項目的開發、建設管理;市政基礎設施的配套、開發經營;城市建設工程技術設備的引進;市政公路基礎設施招商引資、項目開發、建設管理(以上範圍內國家有專營專項規定的按規定辦理)

本報告期內本公司控股股東沒有發生變化。

4. 本公司控股股東的控股股東情況介紹

本公司控股股東天津市政投資有限公司(「天津市政」)是隸屬於天津市市政工程局的國有獨資公司,其實際控制人為天津市市政工程局。

控制人名稱:	天津市市政工程局
法定代表人:	孫增印先生
機構類型:	機關法人
主要業務:	全市市政建設和管理

5. 其他持股10%(含10%)以上的法人股東情況

本報告期內本公司沒有其他持股10%(含10%)以上的法人股東。

本公司管理層和員工情況

1. 董事、監事、高級管理人員基本情況

姓名	性別	年齡	職務	任期起止日期	酬金 人民幣千元	年初持股數	年末持股數
馬白玉	女	39	董事長、總經理	2000.12.20-2003.12.19	400	0	0
安品東	男	33	董事、總會計師	2000.12.20-2003.12.19	300	0	0
顧啓峰	男	35	董事、總工程師	2000.12.20-2003.12.19	300	0	0
朱敏	男	47	董事	2000.12.20-2003.12.19	160	0	0
王月清	男	57	董事	2000.12.20-2003.12.19	160	0	0
張文輝	男	46	董事	2000.12.20-2003.12.19	160	0	0
李偉斌	男	40	獨立董事	2000.12.20-2003.12.19	265	0	0
曾文仲	男	59	獨立董事	2000.12.20-2003.12.19	265	0	0
管維立	男	58	獨立董事	1999.6.29-2002.6.28	250	0	0
于瑞華	女	55	監事會主席	2000.12.20-2003.12.19	300	0	0
陳寶森	男	49	監事	2000.12.20-2003.12.19	100	0	0
李凱建	男	49	監事	2000.12.20-2003.12.19	0	0	0
竇振明	男	50	監事	2000.12.20-2003.12.19	0	0	0
史春華	男	37	監事	2000.12.20-2003.12.19	0	0	0
張明起	男	44	監事	2001.9.19-2004.9.18	80	0	0
林文波	男	44	副總經理	2000.12.20-2003.12.19	200	0	0
羅連芳	男	53	副總經理	2000.12.20-2003.12.19	250	0	0
劉文亞	男	43	副總經理	2000.12.20-2003.12.19	200	0	0
付亞娜	女	31	董事會秘書	2000.12.20-2003.12.19	172.6	0	0
葉沛森	男	42	董事會秘書	2000.12.20-2003.12.19	76	0	0

說明：(1) 董事、監事、高級管理人員均未曾持有本公司股份。

(2) 董事、監事、高級管理人員在股東單位任職情況

董事長兼總經理馬白玉女士在本公司控股股東天津市政投資有限公司任副董事長。

本公司管理層和員工情況 *(續)*

2. 董事、監事、高級管理人員年度報酬情況

2001年度在本公司領取薪酬的董事、監事、高級管理人員的年度報酬依據董事服務協議、監事服務協議、本公司員工工資分配方案的有關規定。

現任董事、監事、高級管理人員在本公司領取的年度報酬總額(包括基本工資、各項獎金、福利、補貼、住房津貼及其他津貼等)為人民幣363.86萬元，金額最高的前三名董事的報酬總額為人民幣100萬元，金額最高的前三名高級管理人員的報酬總額為人民幣100萬元。獨立董事李偉斌先生、曾文仲先生、管維立先生的津貼分別為人民幣26.5萬元、人民幣26.5萬元及人民幣25萬元。

本公司現任董事、監事、高級管理人員共20人，在本公司領取報酬的17人，其中年度報酬數額在人民幣30萬元以上(含人民幣30萬元)的4人；年度報酬數額在人民幣20萬元(含人民幣20萬元)至人民幣30萬元的6人；年度報酬數額在人民幣20萬元以下的7人。其中李凱建、竇振明、史春華等3名監事未在本公司領取報酬。

董事及監事酬金

	2001年	2000年
	人民幣千元	*人民幣千元*
袍金	**780**	12
薪金及其他酬金	**1,960**	553
退休金供款	**37**	111
	2,777	676

付予董事及監事之酬金如下：

	數目	
	2001年	2000年
人民幣0元至人民幣1,073,000元(港幣1,000,000元)	**15**	25

上述分析表已包括本公司本年度五名最高酬金之個別人士。

本公司管理層和員工情況（續）

3. 本報告期內董事、監事、高級管理人員離任情況及原因

本報告期內因荊世奎先生從本公司離職，本公司2001年9月19日職工代表大會決議批准荊世奎先生辭去本公司監事職務，選舉張明起先生作為職工代表出任本公司監事，任期三年。

本報告期內沒有董事、高級管理人員離任的情況。

4. 本公司員工情況

2001年底，本公司在職職工986人，無離退休員工，本公司員工中有各種專業職稱的人數為97人，佔員工總數的9.84%，其中高級職稱10人、中級職稱40人、初級職稱47人，本公司擁有國際企業與國際投資、環境工程、道路橋樑、工程管理等專業的高級人才，各個層次的專業結構合理。

(1) 員工的專業構成：

行政人員	96人	佔9.73%
財務人員	13人	佔1.32%
技術人員	97人	佔9.84%
污水處理廠及收費站員工	780人	佔79.11%

(2) 員工的教育程度：

研究生	5人	佔0.5%
本科	52人	佔5.3%
大中專	472人	佔47.9%
高中或以下	457人	佔46.3%

5. 購買股份或債券之安排

本公司、附屬公司、控股公司或控股公司之附屬公司並無於2001年年內任何時間參與任何安排，藉以令本公司董事、監事或高級管理人員可透過收購本公司或任何其他法人團體之股份或債券而獲益。

6. 董事、監事及高級管理人員之合約權益

本公司於2001年年底或2001年年內之任何時間內均無簽訂涉及董事、監事或高級管理人員擁有重大權益（不論直接或間接）之重要合約。

關連交易

於本報告期內，本公司有以下重大關連交易：

1. 根據本公司與天津市排水公司於2001年9月24日就收購建設中之咸陽路污水處理廠而訂立之協議，本公司以代價人民幣26,388,098元收購咸陽路污水處理廠(主要包括約5.5公里之水管)於2001年7月31日之在建工程。該代價乃經公平磋商並按一般商業條款及根據中國估值師對咸陽路污水處理廠在建工程之獨立估值而釐定。本公司董事認為上述交易之條款對股東公平合理。

2. 根據本公司與天津市排水公司於2001年9月24日就收購建設中之紀庄子污水處理廠擴建項目及部份東南郊排污系統項目而訂立之協議，本公司以代價人民幣54,943,098元收購(i)紀庄子污水處理廠擴建項目(主要包括10個沉澱池及約4.0公里之水管)於2001年7月31日之在建工程；及(ii)部份東南郊排污系統項目之在建工程，主要包括約1.8公里之雨水管在建工程。該代價乃經公平磋商並按一般商業條款及根據中國估值師對紀庄子污水處理廠擴建項目在建工程之獨立估值而釐定。本公司董事認為上述交易之條款對股東公平合理。

3. 根據本公司與天津市排水公司於2001年9月24日就收購建設中之北倉污水處理廠而訂立之協議，本公司以代價人民幣141,496元收購北倉污水處理廠於2001年7月31日之在建工程，主要包括編撰可行性研究之圖則及相關報告之資本開支。該代價乃經公平磋商並按一般商業條款及根據中國估值師對北倉污水處理廠在建工程之獨立估值而釐定。本公司董事認為上述交易之條款對股東公平合理。

關連交易（續）

於本報告期內，本公司有以下持續關連交易及合約：

1. 根據天津市政與天津市排水公司於2000年10月10日訂立的污水處理委托協議，天津市排水公司同意聘用天津市政處理污水，為期三十年，而價格是根據計價公式所計出的價格計算。天津市排水公司為一間在中國成立的國有企業，並受天津市市政工程局的監控。該協議初步由天津市政與天津市排水公司訂立，因為在該時期污水處理業務是由天津市政擁有及經營的。在資產置換完成後，天津市政的權利及責任自動轉移予本公司，而本公司代替天津市政成為協議的訂約方。根據計價公式，處理污水的價格是按「成本加溢利」的方法，並與（其中包括）污水處理成本和資本投資的固定回報及獎勵金相掛鈎計算。

2. 根據天津市政與天津市市政道橋建築工程公司（「道橋公司」）於2000年10月1日訂立的道路維修養護委托協議及於2000年11月24日訂立的補充協議，道橋公司向天津市政提供有關東南半環城市道路的維修及養護服務。道橋公司為一間於中國成立的公司，並受天津市市政工程局監管。該協議初步由天津市政與道橋公司訂立，因為在該時期東南半環城市道路是由天津市政擁有及經營的。在資產置換完成後，天津市政的權利及責任自動轉讓予本公司，而本公司代替天津市政成為協議的訂約方。根據協議的條款，道橋公司將按建設部不時發出的《全國市政工程設施養護維修估算指標》（建設部成〔1993〕412號文）所規定費率向本公司收取費用。

3. 本公司與天津市政於2000年10月10日訂立房屋租賃協議，據此，本公司於資產置換完成後向天津市政租用位於中國天津市南開區水上公園北路津龍公寓18號作為其辦公室物業，總建築面積約為674平方米。本公司每年須向天津市政支付的租金為人民幣450,000元。每三年按一名獨立估值師所釐定的市場租金予以調整。

4. 本公司與天津排水公司於2001年9月24日訂立污水處理廠收費協議，據此，自2001年9月24日至咸陽路污水處理廠、紀庄子污水處理廠擴建項目及北倉污水處理廠達成日期止，本公司可向排水公司就每座污水處理廠收取一筆總額，作為鼓勵本公司承擔建設污水處理廠之報酬，有關數額為直至各相關污水處理廠完成及投入使用前各年度／期間估計所需建設成本平均餘額23.7%之總和。污水處理廠收費協議乃按照一般商業條款公平磋商釐定。

關連交易(續)

5. 根據本公司與天津市排水公司於2001年9月24日就收購咸陽路污水處理廠、紀庄子污水處理廠擴建項目及北倉污水處理廠訂立之協議，排水公司以往所簽訂有關污水處理廠之一切合約／協議權益，將轉由本公司承擔。因此，所有關於建設污水處理廠之建設商合約(包括與市政工程局有關或天津市政之關聯人士所訂立之建設商合約)，將由本公司承擔。此外，本公司於收購各污水處理廠後，也需要不時與市政工程局有關之建設商及天津市政之關聯人士訂立合約，以建造污水處理廠。

   董事確認在甄選及委任建設商時，乃根據天津市工程建設施工招標投標管理辦法之招標辦法進行。有關招標制度將就招標項目而考慮建設商之投標內容，建設商之相關經驗及紀錄與投標價。董事亦確認該等建設商合約之條款及條件乃按照一般商業條款公平磋商釐定，而本公司向市政工程局之相關機構或天津市政之關聯人士所支付之建設成本，與給予同類建設工程無關連建設商之數額相若。

6. 本公司與天津市政於2001年9月24日訂立海河橋管理協議，據此，由2001年9月24日起至海河橋建成之日止，本公司將向天津市政提供有關建造天津海河橋之項目管理服務，並收取管理費人民幣10,650,000元。此費用乃根據(i)市政工程局所發出之「天津市政工程概算定額」及(ii)市場上同類服務之收費而釐定。本公司將於海河橋建設期間按照海河橋完成進度百分比收取管理費。

本公司獨立董事確認上述交易是按一般商業條款進行的。

管理合約

本公司並無於年內就本公司全部業務或其中重要部分訂立任何管理及行政合約，亦不存在任何此等合約。

固定資產

按照中國會計規則和香港會計原則編製的年內固定資產變動之詳情分別載於本年報第69頁至第70頁及第108頁至第109頁。

儲備

按照中國會計規則和香港會計原則編製的年內儲備變動之詳情分別載於本年報第74頁至第75頁及第112頁至第114頁。

僱員退休福利計劃

本公司之僱員退休福利計劃詳情分別載於本年報第64頁及第100頁。

主要供應商及客戶

以下為主要供應商及客戶應佔本集團採購額及銷售額之百分比：

	2001年	2000年
	%	%
本公司最大供應商佔採購額之百分比	**45**	16
本公司五名最大供應商佔採購額之百分比	**59**	26
本公司最大客戶佔銷售額之百分比	**85**	7
本公司五名最大客戶佔銷售額之百分比	**86**	9

本公司之董事、監事或股東概無擁有上述本集團供應商或客戶之股本權益。而本集團最大客戶天津市排水公司乃受控於天津市市政工程局。

優先購買權

根據本公司之公司章程，並無有關優先購買權之規定。

買賣或贖回本公司之股份

本報告期內，本公司或其任何附屬公司概無購買、出售及贖回任何本公司的股份。

最佳應用守則

本公司董事會於2001年7月31日批准本公司按香港聯合交易所有限公司之上市規則附錄十四之「最佳應用守則」(「最佳應用守則」)之第十四段，成立一個旨在檢討及監察本公司的財務滙報程序及內部控制的審核委員會(「審核委員會」)。審核委員會成員由董事會獨立非執行董事曾文仲先生、管維立先生及李偉斌先生組成。該委員會最近召開之會議乃審議本公司年內之業績。董事概無知曉任何有合理跡象顯示本公司在現時或在本期間任何時間內未有遵守最佳應用守則的資料。

訴訟或仲裁

本報告期內，本公司無重大訴訟、仲裁事項。

核數師

賬目經由中國註冊會計師普華永道中天會計師事務所有限公司及香港執業會計師羅兵咸永道會計師事務所審核。普華永道中天會計師事務所有限公司及羅兵咸永道會計師事務所依章任滿退任，但提出繼續分別受聘為本公司之中國和國際核數師。

承董事會命

馬白玉
董事長

中國 天津
2002年2月28日

1. **本報告期內監事會會議情況**

本報告期內監事會共召開三次會議，主要內容如下：

(1) 2001年3月15日召開第二屆監事會第十五次會議，會議通過如下決議：

a. 本公司2000年度監事會工作報告；

b. 同意本公司2000年年度報告及報告摘要；

c. 同意本公司2000年度財務決算報告和2001年度財務預算報告；

d. 同意本公司2000年度利潤分配預案；

e. 同意本公司2001年度利潤分配政策預計；

f. 本公司董事會和經營班子在2000年度認真履行了股東大會和董事會的各項決議，其運作符合《公司法》和本公司《章程》的有關規定；本公司董事和高級管理人員在執行職務時沒有發生違反國家法律、法規、本公司《章程》及損害本公司利益的行為；

g. 普華永道中天會計師事務所有限公司、羅兵咸永道會計師事務所出具的無保留意見的2000年度審計報告，真實地反映了本公司的實際財務狀況和經營成果。

本次監事會會議決議公告刊登在2001年3月19日的《上海證券報》、香港《文匯報》和《Hong Kong iMail》上。

(2) 2001年7月30日召開第二屆監事會第十六次會議，會議審議並通過了如下決議：

a. 同意監事會2001年度上半年工作報告；

b. 同意經境內會計師事務所根據中國註冊會計師獨立審計準則審計的2001年度中期財務會計報告；

1. **報告期內監事會會議情況**（*續*）

c. 同意經境外會計師事務所根據香港會計師公會所頒佈的核數準則審閱的2001年度中期財務會計報告；

d. 同意在境內外分別公佈的2001年度中期報告和2001年度中期報告摘要；

e. 同意本公司2001年度利潤分配方案；

f. 同意本公司2001年度下半年計劃；

g. 本公司董事會和管理層在2001年上半年認真履行了股東會和董事會的各項決議，其運作符合《公司法》和本公司《章程》的有關規定；本公司董事和高級管理人員在執行職務時沒有發生違反國家法律、法規、本公司《章程》及損害本公司利益的行為；

h. 經普華永道中天會計師事務所有限公司審計並出具無保留意見的審計報告及經香港羅兵咸永道會計師事務所審閱的2001年度中期財務報告，真實地反映了本公司的實際財務狀況和經營成果。

本次監事會會議決議公告刊登在2001年8月1日的《上海證券報》、香港《文匯報》和《Hong Kong iMail》上。

(3) 2001年9月24日召開第二屆監事會第十七次會議，會議審議並通過如下決議：

同意本公司第二屆董事會第十九次會議所做的決議；與會監事列席了該次董事會，認為該次董事會召開程序符合《公司法》和《公司章程》，會議上通過的決議公平合理。

本次監事會會議決議公告刊登在2001年9月25日的《上海證券報》及2001年9月26日的香港《文匯報》和《Hong Kong iMail》上。

2. 監事會對本公司2001年度有關事項的獨立意見

(1) 本公司依法運作情況：

本公司監事會根據國家有關法律、法規，對本公司股東大會、董事會的召開程序、決議事項、董事會對股東大會決議的執行情況、本公司高級管理人員執行職務的情況及本公司管理制度等進行了監督，認為本公司董事會2001年度的工作能嚴格按照《公司法》、《證券法》、《上市規則》、《公司章程》及其他有關法規制度進行規範運作，工作認真負責、經營決策科學合理，並進一步完善了內部管理和內部控制制度，建立了良好的內控機制；本公司董事、經理執行職務時沒有違反法律、法規、公司章程或損害本公司利益的行為。

(2) 檢查本公司財務情況：

本公司監事會對本公司的財務制度和財務狀況進行了認真、細緻的檢查，認為本公司2001年度財務報告能夠真實地反映本公司的財務狀況和經營成果。普華永道中天會計師事務所有限公司出具的審計意見和對有關事項作出的評價是客觀公正的。

(3) 本公司最近一次募集資金為本公司前身(渤海化工)於1995年6月進行的。本公司前身渤海化工在2000年12月20日經過本公司臨時股東大會通過，與天津市政進行了資產重組，原渤海化工的所有業務、資產和負債都已置換出本公司，置換後本公司的資產與前次募集資金沒有關係，前次募集資金的使用效果也與本公司目前經營狀況沒有聯繫。本公司現任監事會成員對重組前渤海化工的募集資金的實際運用及使用效果難以詳細了解。鑒於以上原因，本公司監事會沒有而且無法對前次募集資金使用情況發表意見，會計師也無法對前次募集資金的使用情況進行專項審計。

2. **監事會對本公司2001年度有關事項的獨立意見** *(續)*

(4) 本公司收購、出售資產交易價格合理，沒有發現內幕交易和損害部分股東的權益或造成本公司資產流失的行為。

(5) 本公司關聯交易公平，未損害上市公司利益，無內幕交易行為。

(6) 股東大會決議執行情況。

本公司監事會成員列席了本公司董事會和股東大會會議，對本公司董事會提交股東大會審議的各項報告和提案內容，本公司監事會並無異議。本公司監事會對股東大會的決議執行情況進行了監督，認為本公司董事會能夠認真履行股東大會的有關決議。



普華永道審字(2002)第380號

致天津創業環保股份有限公司全體股東

我們接受委託，審計了貴公司及貴集團(貴公司及其子公司)2001年12月31日的資產負債表及2001年度的利潤表、利潤分配表和現金流量表。這些會計報表由貴公司負責，我們的責任是對這些會計報表發表審計意見。我們的審計是根據《中國註冊會計師獨立審計準則》進行的。在審計過程中，我們結合貴公司及貴集團的實際情況，實施了包括抽查會計記錄等我們認為必要的審計程序。

我們認為，載於第51頁至第87頁的上述貴公司及貴集團會計報表符合中華人民共和國財政部制定的《企業會計準則》和《企業會計制度》的有關規定，在所有重大方面公允地反映了貴公司及貴集團2001年12月31日的財務狀況及2001年度的經營成果和現金流量情況，會計處理方法的選用遵循了一貫性原則。



普華永道中天
會計師事務所有限公司

周忠惠
註冊會計師

王笑
註冊會計師

中國上海
2002年2月28日

資產負債表

於2001年12月31日
(根據中國會計規則編製)

	附註	合併 2001年 人民幣千元	合併 2000年 人民幣千元	公司 2001年 人民幣千元	公司 2000年 人民幣千元
資產					
流動資產					
貨幣資金	4	**260,468**	51,839	**208,770**	51,839
應收帳款	5	**132,312**	11,890	**132,312**	11,890
其他應收款	6	**548**	433	**530**	433
預付帳款	7	**215,140**	164	**215,026**	164
存貨	8	**2,514**	2,854	**2,514**	2,854
流動資產合計		**610,982**	67,180	**559,152**	67,180
長期投資					
長期股權投資	9	**4,000**	—	**21,018**	—
固定資產					
固定資產原值		**1,754,719**	1,091,591	**1,751,406**	1,091,591
減:累計折舊		**(442,717)**	(376,481)	**(442,717)**	(376,481)
固定資產淨值	10	**1,312,002**	715,110	**1,308,689**	715,110
無形資產及其他資產					
無形資產	11	**—**	637,244	**—**	637,244
資產總計		**1,926,984**	1,419,534	**1,888,859**	1,419,534

後附會計報表附註為本報表的組成部分。


馬白玉
公司負責人


安品東
財務負責人


時振娟
製表人

於2001年12月31日
（根據中國會計規則編製）

	附註	合併 2001年 人民幣千元	合併 2000年 人民幣千元	公司 2001年 人民幣千元	公司 2000年 人民幣千元
負債及股東權益					
流動負債					
應付帳款		**209**	1,139	**199**	1,139
應付福利費		**3,471**	1,632	**3,465**	1,632
應付股利	12	**106,400**	—	**106,400**	—
應交稅金	13	**46,597**	4,350	**46,593**	4,350
其他應交款		**2,200**	80	**2,200**	80
其他應付款	14	**157,545**	4,879	**157,531**	4,879
預提費用		**4,583**	800	**4,583**	800
流動負債合計		**321,005**	12,880	**320,971**	12,880
長期負債					
專項應付款	15	**36,200**	—	—	—
負債合計		**357,205**	12,880	**320,971**	12,880
少數股東權益		**1,891**	—	—	—
股東權益					
股本	16	**1,330,000**	1,330,000	**1,330,000**	1,330,000
資本公積	17	**69,289**	69,289	**69,289**	69,289
盈餘公積	17	**41,250**	1,104	**41,250**	1,104
其中：					
法定盈餘公積金		**27,500**	736	**27,500**	736
法定公益金		**13,750**	368	**13,750**	368
未分配利潤	18	**127,349**	6,261	**127,349**	6,261
股東權益合計		**1,567,888**	1,406,654	**1,567,888**	1,406,654
負債和股東權益總計		**1,926,984**	1,419,534	**1,888,859**	1,419,534

後附會計報表附註為本報表的組成部分。


馬白玉
公司負責人


安品東
財務負責人


時振娟
製表人

利潤表

截至2001年12月31日止年度
（根據中國會計規則編製）

	附註	合併 2001年 人民幣千元 (見附註1)	合併 2000年 人民幣千元 (見附註1)	公司 2001年 人民幣千元 (見附註1)	公司 2000年 人民幣千元 (見附註1)
主營業務收入	19	**595,986**	3,500,738	**595,986**	14,457
減：主營業務成本	19	**(131,649)**	(2,929,959)	**(131,649)**	(2,151)
主營業務稅金及附加	19	**(32,779)**	(23,140)	**(32,779)**	(795)
主營業務利潤		**431,558**	547,639	**431,558**	11,511
加：其他業務利潤		**89**	8,689	**12**	4,100
減：營業費用		**—**	(33,720)	**—**	—
管理費用		**(33,623)**	(376,427)	**(32,385)**	(44,678)
撥回若干資產的損失準備		**—**	254,140	**—**	25,126
		(33,623)	(122,287)	**(32,385)**	(19,552)
財務收入／(費用)－淨額	20	**1,196**	(218,407)	**1,126**	(11,377)
營業利潤／(虧損)		**399,220**	181,914	**400,311**	(15,318)
加：投資收益／(損失)	21	**—**	2,353	**(982)**	110,497
補貼收入		**—**	6,630	**—**	—
營業外收入		**317**	9,679	**317**	—
減：營業外支出		**(192)**	(28,188)	**(192)**	(18)
利潤總額		**399,345**	172,388	**399,454**	95,161
減：所得稅	22	**(131,820)**	(3,784)	**(131,820)**	(3,627)
少數股東損益		**109**	—	**—**	—
淨利潤		**267,634**	168,604	**267,634**	91,534

後附會計報表附註為本報表的組成部分。





馬白玉　　　　安品東　　　　時振娟
公司負責人　　財務負責人　　製表人

利潤分配表

截至2001年12月31日止年度
（根據中國會計規則編製）

	附註	合併 2001年 人民幣千元	合併 2000年 人民幣千元	公司 2001年 人民幣千元	公司 2000年 人民幣千元
淨利潤		**267,634**	168,604	**267,634**	91,534
加：年初未分配利潤／（累計虧損）		**6,261**	(891,343)	**6,261**	(814,273)
		273,895	(722,739)	**273,895**	(722,739)
盈餘公積彌補虧損		**—**	106,468	**—**	106,468
資本公積彌補虧損		**—**	623,636	**—**	623,636
可供分配的利潤		**273,895**	7,365	**273,895**	7,365
減：提取法定盈餘公積金	17	**(26,764)**	(736)	**(26,764)**	(736)
提取法定公益金	17	**(13,382)**	(368)	**(13,382)**	(368)
可供股東分配的利潤		**233,749**	6,261	**233,749**	6,261
減：應付普通股股利	12	**(106,400)**	—	**(106,400)**	—
年末未分配利潤		**127,349**	6,261	**127,349**	6,261

後附會計報表附註為本報表的組成部分。





馬白玉	安品東	時振娟
公司負責人	*財務負責人*	*製表人*

現金流量表

截至2001年12月31日止年度
(根據中國會計規則編製)

項目	合併 2001年 人民幣千元	公司 2001年 人民幣千元
經營活動產生的現金流量		
提供勞務收到的現金	475,564	475,564
收到的其他與經營活動有關的現金	4,277	4,126
現金流入小計	479,841	479,690
購買商品、接受勞務支付的現金	(54,942)	(54,942)
支付給職工以及為職工支付的現金	(30,475)	(30,093)
支付的各項稅費	(121,010)	(121,010)
支付的其他與經營活動有關的現金	(87,063)	(86,105)
現金流出小計	(293,490)	(292,150)
經營活動產生的現金流量淨額	186,351	187,540
投資活動產生的現金流量		
收到的其他與投資活動有關的現金	1,208	1,208
購建固定資產、無形資產和其他長期資產所支付的現金	(13,130)	(9,817)
投資所支付的現金	(4,000)	(22,000)
現金流出小計	(17,130)	(31,817)
投資活動產生的現金流量淨額	(15,922)	(30,609)
籌資活動產生的現金流量		
吸收投資所收到的現金	2,000	—
收到的其他與籌資活動有關的現金	36,200	—
現金流入小計	38,200	—
籌資活動產生的現金流量淨額	38,200	—
現金及現金等價物淨增加額	208,629	156,931

後附會計報表附註為本報表的組成部分。





馬白玉	安品東	時振娟
公司負責人	*財務負責人*	*製表人*

補充資料

	合併 2001年 人民幣千元	公司 2001年 人民幣千元
(i) 將淨利潤調節為經營活動的現金流量		
淨利潤	**267,634**	267,634
加／(減)：		
少數股東損益	**(109)**	—
固定資產折舊	**53,294**	53,294
固定資產報廢損失	**188**	188
投資損失	**—**	982
存貨的減少	**340**	340
經營性應收項目的增加	**(336,721)**	(336,589)
經營性應付項目的增加	**201,725**	201,691
經營活動產生的現金流量淨額	**186,351**	187,540
(ii) 現金及現金等價物淨增加情況		
現金的年末餘額	**260,468**	208,770
減：現金的年初餘額	**(51,839)**	(51,839)
現金及現金等價物淨增加額	**208,629**	156,931

後附會計報表附註為本報表的組成部分。





馬白玉
公司負責人

安品東
財務負責人

時振娟
製表人

1 主要業務及經營模式

本公司是於1993年6月8日在中華人民共和國(「中國」)成立的一家股份有限公司，原稱天津渤海化工(集團)股份有限公司，現稱天津創業環保股份有限公司。原控股股東為天津渤海化工集團公司，現控股股東為天津市政投資有限公司。本公司及前子公司的主要業務原為化工產品的製造及銷售(「化工業務」)，本公司在下文註釋(b)所述的整體業務及淨資產置換後的主要業務為污水處理、道路及收費站業務(「新置換業務」)，所有前子公司已被出售。此等重大變動均於上年度第四季通過以下步驟得以實施：

(a) 原控股股東持有的本公司63.08%股權無償轉讓予現控股股東。股權劃轉於2000年11月2日生效。

(b) 本公司和前子公司原經營的化工業務和相關淨資產與現控股股東原經營的新置換業務和相關淨資產進行整體置換。此項業務和相關淨資產整體置換在本公司於2000年12月20日召開的臨時股東大會上獲得通過，並於當日立即生效。

(c) 本公司原名稱更改為現名稱。此項名稱更改於2000年12月20日召開的臨時股東大會上獲得通過，並於2001年1月8日正式生效。

在上述業務和相關淨資產整體置換實施後，現由本公司經營的新置換業務詳情如下：

經營單位	位置	主要業務
東郊污水處理廠及紀庄子污水處理廠	中國天津	提供污水處理服務予天津市排水公司，詳見下文。
東南半環城市道路及收費站	中國天津	擁有於天津城市道路及入城的公路交界設立收費站的權利，並可於該等收費站向進入天津城市的所有汽車(於天津登記或根據有關中國法規及規例獲豁免支付路費的車輛除外)收取路費，期限至2029年2月28日止。

1 主要業務及經營模式*(續)*

新置換業務中的污水處理業務乃按照一份《污水處理委託協議》執行。根據該協議，本公司東郊及紀庄子污水處理廠將按協議中訂明的計價公式釐定的價格向天津市排水公司提供污水處理服務。天津市排水公司(「排水公司」)是在中國成立的國有企業，並受天津市市政工程局(「市政局」)監控。計價公式可令污水處理業務全面彌補實際的經營成本，包括固定資產的折舊及攤銷(但不包括利息開支及外匯損益)和賺取按污水處理業務相關固定資產(定義見協議)的每月平均賬面淨值的年度平均結餘計算的15%回報，以及獲得節省成本或當實際處理量超過協議規定的最低處理量時的獎勵計價調整。

如附註2所詳述，本公司從2001年9月24日起開展了包括污水處理廠建設及海河橋項目管理的新增業務。此等新增業務的運作乃獨立於上述新置換業務。此外，本公司於本年度成立了一家經營中水業務的子公司。該子公司尚在籌建階段。

綜上所述，本公司於本年度只經營新置換業務和新增業務，因此本公司2001年度的會計報表僅反映該等業務的財務狀況、經營業績及現金流量。至於比較數字中的2000年12月31日的公司及合併資產負債表所反映的亦僅是新置換業務的財務狀況，但2000年度的公司及合併利潤表和現金流量表包括了化工業務自2000年1月1日至2000年12月20日止期間和新置換業務自2000年12月21日至2000年12月31日止期間的經營業績和現金流量。

2 本年度新增業務

本公司自2001年9月24日起增加了污水處理廠建設業務及海河橋項目管理業務(「新增業務」)，有關業務之詳情如下：

污水處理廠建設業務

本公司於2001年9月24日與排水公司簽訂了《咸陽路污水處理廠在建工程轉讓協議》、《紀庄子污水處理廠(擴建)在建工程轉讓協議》和《北倉污水處理廠在建工程轉讓協議》(「該等轉讓協議」)。於簽署日起，本公司開始承擔建設該等在建工程並投入建設該等在建工程之資金。

2 本年度新增業務 *(續)*

污水處理廠建設業務 *(續)*

根據該等轉讓協議，本公司同意在若干先決條件得到滿足後向排水公司分別收購咸陽路污水處理廠、紀庄子污水處理廠擴建項目及北倉污水處理廠等在建工程。本公司就收購該等在建工程於收購完成日應付排水公司之總代價為人民幣137,892,000元。其中人民幣81,473,000元乃該等在建工程於2001年7月31日時的評估值，由一家中國獨立評估機構按重置成本法及對該等在建工程於當日的完成程度進行評核後釐定；餘下人民幣56,419,000元乃補償排水公司自2001年8月1日至2001年9月24日止期間額外動用之建設成本，由本公司國內審計師對該等建設成本進行審計後釐定。此外，根據該等轉讓協議，排水公司已就建設該等在建工程而取得的相當於人民幣14.6億元的銀行信貸額度亦將在收購完成日轉入本公司。

本公司同時於2001年9月24日與排水公司簽訂了《污水處理(擴建)在建工程收費協議》(「建設收費協議」)。根據該協議，在上述污水處理廠建設期間，排水公司同意支付而本公司同意收取建設費用，作為鼓勵本公司承擔建設污水處理廠之報酬。

上述各項目的建設收費總額為每座污水處理廠在建設期間(從2001年9月24日起至污水處理廠完成投入使用止)各年度/期間的估計所需建設成本簡單平均數的23.7%之總和。據此計算，本公司就建設該三個污水處理廠項目可收取之建設費用總額約為人民幣11.7億元。按照建設收費協議，排水公司應每月根據本公司編撰的有關各項目當月之估計完成百分比向本公司預支建設費用，然後在每季度結束時，根據獨立測量師或工程師對已完成工程量之核定作出相應調整。

2 本年度新增業務(續)

污水處理廠建設業務(續)

上述三個污水處理廠建設項目的情況如下:

	咸陽路污水處理廠建設項目	紀庄子污水處理廠擴建項目	北倉污水處理廠建設項目
位置	中國天津	中國天津	中國天津
建成後的每天處理量(萬立方米)	45	28	10
預計完工日期	2004年末	2003年末	2005年末
預計需投入建設成本(人民幣億元)	11.34	9.78	4.16
已完成工程量百分比	6.0%	14.4%	3.8%
預計建設收費(人民幣億元)	5.89	3.17	2.64
截止本年末已確認建設收費(人民幣億元)	0.35	0.46	0.10

目前,本公司還在積極辦理收購排水公司上述三個污水處理廠在建工程的餘下轉移手續。本公司得悉排水公司並無意向亦從未發出過欲取消該等轉讓協議的書面通知。從2001年9月24日至今,本公司也從未中斷過建設該三個項目。根據該等轉讓協議,倘若前述收購未能最終完成,本公司仍可按照建設收費協議從排水公司收取已提供服務的相應建設費和收回已投入的建設成本。在編製本報表時,排水公司已向本公司書面確認截止2001年12月31日的建設收費和已投入的建設成本。然而,由於收購尚未最終完成,故本公司自2001年9月24日至2001年12月31日止期間發生的建設成本只能暫記入本公司預付賬款賬戶中,待收購完成時將全數轉入本公司的在建工程賬戶。

2 本年度新增業務*(續)*

海河橋項目管理業務

本公司於2001年9月24日與現控股股東簽訂了《中環線東南半環海河大橋項目委託管理合同》。現控股股東目前擁有該海河橋項目，根據該管理合同，本公司將向現控股股東提供有關建造該海河橋之項目管理服務，並於海河橋建設期間收取總計人民幣10,650,000元的約定管理費用。預計海河橋將於2002年12月31日或之前建成。

本公司將於海河橋建設期間按照海河橋完工百分比每月收取管理費。海河橋在個別期間/年度已完成進度百分比乃根據合資格獨立測量師或工程師所發出之證書而釐定。該管理合同亦規定，倘若海河橋之實際建設成本低於或超出若干預算數額，則本公司將於完成建設海河橋時獲得若干獎金或接受若干罰款。

3 主要會計政策

本公司2000年度會計報表乃依據《企業會計準則》和《股份有限公司會計制度》等有關規定編製。自2001年1月1日起財政部新頒佈的《企業會計制度》已取替了原來的《股份有限公司會計制度》。本公司已依據《企業會計準則》和新頒佈的《企業會計制度》的有關規定編製了本2001年度會計報表。執行新的會計制度對本公司2000年度財務狀況和經營成果無重大影響，故無追溯調整。

本2001年度會計報表反映的是本公司新置換業務及新增業務的情況，所採用的主要會計政策如下：

(a) 會計年度

會計年度自公曆1月1日起至12月31日止。

(b) 記賬本位幣

以人民幣為記賬本位幣，以人民幣千元為編表單位。

3 主要會計政策(續)

(c) 記賬基礎和計價原則

以權責發生制為記賬基礎。除特別說明外，以實際成本為計價原則。

(d) 現金及現金等價物

列示於現金流量表中的現金是指庫存現金及可隨時用於支付的銀行存款。現金等價物是指持有的不超過三個月、易於轉換為已知金額現金、價值變動風險很小的投資，但扣除須於墊支之日起三個月內償還的銀行及金融機構貸款。

(e) 壞賬準備

本集團對壞賬損失採用備抵法核算。

壞賬準備在對應收款項的回收可能性作出具體評估後計提。

對於有確鑿證據表明應收款項確實無法收回時，如債務單位已撤消、破產、資不抵債、現金流量嚴重不足等，確認為壞賬損失，並沖銷已提取的相應壞賬準備。

(f) 存貨

存貨包括原材料、零部件及低值易耗品。

原材料乃按成本及可變現淨值二者中較低者計價。零部件及低值易耗品按成本減陳舊庫存準備列賬。存貨的發出按加權平均成本核算。

(g) 長期投資

長期投資為準備持有超過一年的股權投資。

長期股權投資的成本按投資時實際支付的價款入賬。本公司對被投資企業的投資佔該企業有表決權資本總額的20%或20%以上、或雖投資不足20%但對其財務和經營決策有重大影響的，採用權益法核算。本公司對被投資企業的投資佔該企業有表決權資本總額的20%以下、或對被投資企業的投資雖佔該企業有表決權資本總額20%或20%以上但對其財務和經營決策不具有重大影響的，採用成本法核算。

長期投資由於市價持續下跌或被投資企業經營狀況惡化等原因導致其可收回金額低於賬面價值，並且這種降低的價值在可預計的未來期間內不可能恢復，按可收回金額低於長期投資賬面價值的差額，計提長期投資減值準備。

3 主要會計政策(續)

(h) 固定資產計價和折舊

固定資產是按成本減累計攤銷／折舊及累計減值虧損列賬。

土地使用權的攤銷(不包括與道路及收費站業務有關的土地使用權的攤銷)是按照土地使用權50年期以直線法攤銷其成本減累計減值虧損計算。

道路的折舊及有關道路及收費站業務的土地使用權攤銷是按照交通流量法計提。根據此種方法，折舊和攤銷乃按有關期間的實際交通流量佔該道路獲授經營權利30年期間的預計交通總流量的比例計提。道路及收費站業務的經營單位會在有關道路的營運期間對預計交通總流量作定期審查。假如認為合適，將會進行獨立專業交通流量研究。倘若預計交通總流量出現重大變動，則將會作出適當的調整。

房屋及建築物的折舊是根據有關租賃期或道路及收費站的剩餘經營權利期限或其預計的可使用期限(以較短者為準)按直線法攤銷成本減累計減值虧損計算。折舊所採納的期限介乎10至50年不等。

其他有形固定資產以直線法按其成本減去預計殘值及累計減值虧損後在估計的使用年限內平均計提。估計可使用期限如下：

廠房及機器設備	10至30年
運輸車輛及其他	5至40年

恢復固定資產至其正常運作能力所產生的主要費用計入利潤表中。改善固定資產的有關開支則被資本化，並按其對新業務的估計可使用期限攤銷。

在每年結算日，均須研究內外資訊以評估固定資產是否出現減值。如有跡象顯示資產出現減值，則估計資產之可收回價值，及(如適用)將減值虧損入賬以將資產減至其可收回價值。此等減值虧損在利潤表入賬。

出售固定資產的收入或虧損是指銷售所得款項淨額與有關資產的賬面值之間的差額,並於利潤表入賬。

3 主要會計政策(續)

(i) 維修及保養費用

維修及保養費用按其實際發生額計入利潤表。

(j) 研究及開發費用

研究及開發費用按其實際發生額計入利潤表。

(k) 退休福利

本集團參與天津市政府退休統籌基金計劃,該計劃規定本集團每年按現有僱員薪金的20%提撥作為供款。根據該計劃本集團現有在職與退休僱員的退休福利由該統籌基金承擔。本集團的供款於發生時計入利潤表。

(l) 遞延税項

遞延税項依據負債法,對為税務申報計算的利潤與會計報表列示的利潤因確認時間不同引起的差異,倘預期於可預見的未來需支付該負債或可收取該資產,則按當期税率計算。

(m) 經營租賃

所有收益和風險都由出租方承擔的租賃為經營租賃。租賃支出在租賃期間以直線法計入當期利潤表。

(n) 外幣交易

外幣交易按交易日中國人民銀行公佈的滙率換算。於會計報表結算日以外幣為單位的貨幣性資產及負債按當日中國人民銀行公佈的滙率換算。

所有滙兑損益均在利潤表中處理。

3 主要會計政策*(續)*

(o) 收入確認原則

(1) 污水處理服務收入於提供服務時確認。

(2) 公路收費收入於收取時確認。

(3) 污水處理廠建設費收入按照污水處理廠建設期間的完工百分比確認。完工百分比乃根據獨立測量師或工程師所發出之證書而釐定。

(4) 海河橋項目管理費收入於海河橋建設期間按照完工百分比確認。完工百分比乃根據獨立測量師或工程師所發出之證書而釐定。

(5) 利息收入於計及尚未償還的本金額及適用的利率後,按時間比例基準確認。

(p) 税項

(1) 所得税

所得税的會計處理方法為納税影響會計法中的負債法,税率為33%。

(2) 營業税

按營業收入的5%計提營業税。

(3) 其他政府附加税

其他政府附加税包括城建税及教育費附加,分別按營業税額的7%及3%計提。

(q) 關聯方

關聯方指受天津市政局監控的國有企業或其他公司。

3 主要會計政策(續)

(r) 會計報表合併原則

合併會計報表係根據中華人民共和國財政部財會字(1995)11號文《關於印發合併會計報表的暫行規定》編製。

合併會計報表包括本公司及納入合併範圍的子公司的2001年度會計報表。

子公司指本公司直接或間接擁有其50%以上的表決權資本,具有決定其財務和經營政策權力,並能據此從其經營活動中獲取利益的企業。

本公司和納入合併範圍的子公司之間所有重大往來餘額及交易在合併會計報表編製時已予以抵銷。

在合併會計報表中,少數股東權益指納入合併範圍的子公司的所有者權益中不屬於本公司所擁有的部分。

4 貨幣資金

	合併		公司	
	2001年	2000年	**2001年**	2000年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
現金	**12**	1	**12**	1
銀行存款	**260,456**	51,838	**208,758**	51,838
合計	**260,468**	51,839	**208,770**	51,839

5 應收賬款

	合併及公司			
	2001年	**2001年**	2000年	2000年
	人民幣千元	***%***	*人民幣千元*	*%*
應收賬款賬齡及相應的壞賬準備分析如下:				
1年以內	**132,312**	**100**	11,890	100
減：壞賬準備	**—**		—	
應收賬款淨值	**132,312**		11,890	

於2001年12月31日的應收賬款包括應收天津市排水公司之污水處理款人民幣44,719,000元(2000年：人民幣11,890,000元)、污水處理廠建設費收入人民幣84,864,000元(2000年：無)(附註2)及應收現控股股東之海河橋項目管理費收入人民幣2,729,000元(2000年：無)(附註2)。

6 其他應收款

	合併		公司	
	2001年	2000年	**2001年**	2000年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
其他應收款賬齡及相應的壞賬準備分析如下:				
1年以內	**548**	433	**530**	433
減：壞賬準備	**—**	—	**—**	—
其他應收賬款淨值	**548**	433	**530**	433

7 預付賬款

於2001年12月31日的預付賬款中有數額為人民幣215,026,000元為本公司自2001年9月24日至2001年12月31日止期間進行污水處理廠建設所發生的建設成本(附註2)，扣除天津市排水公司墊支的金額。

8 存貨

	合併及公司			
	2001年	**2001年**	2000年	2000年
	金額	**跌價準備**	金額	跌價準備
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
原材料	**2,230**	**—**	2,689	—
零部件和低值易耗品	**284**	**—**	165	—
合計	**2,514**	**—**	2,854	—

9 長期投資

	合併		公司	
	2001年	2000年	**2001年**	2000年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
長期股權投資(註釋(a))	**4,000**	—	**4,000**	—
子公司投資(註釋(b))	**—**	—	**17,018**	—
淨值	**4,000**	—	**21,018**	—

(a) **長期股權投資**

被投資公司名稱	**佔被投資公司註冊資本比例**	**合併股權成本**	**公司股權成本**
	百分比	*人民幣千元*	*人民幣千元*
天津市寶通輕集料有限公司 (本公司對其無重大影響力)	20%	2,000	2,000
天津北方人才港股份有限公司	6.1%	2,000	2,000
減:長期投資減值準備		—	—
淨額		4,000	4,000

9 長期投資(續)

(b) 子公司投資

公司名稱	註冊資本	所佔權益 直接	所佔權益 間接	主要業務	註冊及經營地	公司類型
	人民幣千元	百分比	百分比			
天津中水有限責任公司	20,000	90%	—	中水生產、中水設施開發建設及中水技術咨詢	中國天津市	有限責任公司

10 固定資產及累計折舊

	土地使用權	道路	合併房屋及建築物	廠房及機器設備	運輸車輛及其他	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
原值						
2001年1月1日餘額	—	185,418	655,498	206,109	44,566	1,091,591
從無形資產轉入	650,598	—	—	—	—	650,598
本年增加	487	—	1,399	3,387	7,857	13,130
本年減少	—	—	—	(40)	(560)	(600)
2001年12月31日餘額	651,085	185,418	656,897	209,456	51,863	1,754,719
累計折舊						
2001年1月1日餘額	—	23,096	223,221	106,042	24,122	376,481
從無形資產轉入	13,354	—	—	—	—	13,354
本年折舊	14,389	5,978	21,209	9,936	1,782	53,294
本年減少	—	—	—	(16)	(396)	(412)
2001年12月31日餘額	27,743	29,074	244,430	115,962	25,508	442,717
淨值						
2001年12月31日餘額	623,342	156,344	412,467	93,494	26,355	1,312,002
2000年12月31日餘額	—	162,322	432,277	100,067	20,444	715,110

10 固定資產及累計折舊(續)

	公司					
	土地使用權	道路	房屋及建築物	廠房及機器設備	運輸車輛及其他	合計
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
原值						
2001年1月1日餘額	—	185,418	655,498	206,109	44,566	1,091,591
從無形資產轉入	650,598	—	—	—	—	650,598
本年增加	487	—	1,399	1,767	6,164	9,817
本年減少	—	—	—	(40)	(560)	(600)
2001年12月31日餘額	651,085	185,418	656,897	207,836	50,170	1,751,406
累計折舊						
2001年1月1日餘額	—	23,096	223,221	106,042	24,122	376,481
從無形資產轉入	13,354	—	—	—	—	13,354
本年折舊	14,389	5,978	21,209	9,936	1,782	53,294
本年減少	—	—	—	(16)	(396)	(412)
2001年12月31日餘額	27,743	29,074	244,430	115,962	25,508	442,717
淨值						
2001年12月31日餘額	623,342	156,344	412,467	91,874	24,662	1,308,689
2000年12月31日餘額	—	162,322	432,277	100,067	20,444	715,110

本集團的所有土地、道路、房屋及建築物和廠房均位於中國境內。

11 無形資產

	原始金額	累計攤銷額	合併及公司 2001年 1月1日	本年轉出	2001年 12月31日
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
土地使用權	650,598	(13,354)	637,244	(637,244)	—

土地使用權均為本公司污水處理廠、道路及收費站所坐落的土地。本公司董事認為這些土地使用權應為這些廠房、道路及建築物的一部分，按新頒佈的《企業會計制度》應轉為固定資產。因此本公司已於2001年1月1日起將土地使用權的結餘額從無形資產中轉為固定資產。

12 應付股利

根據2002年2月28日本公司第2屆董事會第22次會議決定，本公司以截至2001年12月31日止之總股本1,330,000,000股為基數，每十股派發現金紅利人民幣8角予股東，共計人民幣106,400,000元。該項利潤分配有待於2002年舉行之股東大會決議通過。

13 應交稅金

	合併		公司	
	2001年	2000年	**2001年**	2000年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
所得稅	**26,594**	3,627	**26,594**	3,627
營業稅及其他	**20,003**	723	**19,999**	723
合計	**46,597**	4,350	**46,593**	4,350

14 其他應付款

	合併		公司	
	2001年	2000年	**2001年**	2000年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
現控股股東	**17,696**	2,508	**17,696**	2,508
應付建設成本	**135,730**	—	**135,730**	—
其他	**4,119**	2,371	**4,105**	2,371
合計	**157,545**	4,879	**157,531**	4,879

應付現控股股東款項無抵押，不計息且無具體還款期限。應付建設成本為本公司自2001年9月24日至2001年12月31日止期間為建設污水處理廠所發生的建設成本但尚未支付予建設商之金額(附註2)，其中有人民幣99,396,000元為應付關聯方之金額。

15 專項應付款

專項應付款中的人民幣36,000,000元為本公司之子公司天津中水有限責任公司按照天津市發展計劃委員會《轉發國家計委關於下述2001年城市污水回用試點項目中央預算內專項資金投資計劃的通知》，從天津市市政工程局獲得。該專項應付款用於天津市紀庄子污水回用工程建設。其餘部份為該子公司從天津市市政府處獲得的。該等專項應付款不計息並只需在具體項目完成後(估計超過一年)才與貸款方商議還款日期和方法。

16 股本

	公司	
	2001年	2000年
	人民幣千元	*人民幣千元*
公司註冊股本		
每股面值為人民幣1元之		
A股(990,000,000股)	**990,000**	990,000
H股(340,000,000股)	**340,000**	340,000
合計	**1,330,000**	1,330,000
已發行及繳足股本		
(1) 每股面值為人民幣1元之A股		
尚未流通股份		
國家股(839,020,000股)	**839,020**	839,020
境內法人股(38,485,000股)	**38,485**	38,485
已流通股份		
社會公眾股(112,495,000股)	**112,495**	112,495
小計	**990,000**	990,000
(2) 每股面值為人民幣1元之H股		
已流通境外外資股份		
社會公眾股(340,000,000股)	**340,000**	340,000
合計	**1,330,000**	1,330,000

所有A股及H股在各方面均享有同等權益。

17 資本公積及盈餘公積

	資本公積 *(註釋a)* *人民幣千元*	法定盈餘 公積金 *(註釋b)* *人民幣千元*	法定公益金 *(註釋b)* *人民幣千元*
合併			
2001年1月1日餘額	69,289	736	368
由利潤分配轉入			
一提取法定盈餘公積金(註釋b)	—	26,764	—
一提取法定公益金(註釋b)	—	—	13,382
2001年12月31日餘額	69,289	27,500	13,750
公司			
2001年1月1日餘額	69,289	736	368
由利潤分配轉入			
一提取法定盈餘公積金(註釋b)	—	26,764	—
一提取法定公益金(註釋b)	—	—	13,382
2001年12月31日餘額	69,289	27,500	13,750

(a) 資本公積

資本公積年末餘額由以下部分構成:

	合併 **2001年** ***人民幣千元***	 2000年 *人民幣千元*
股本溢價	**69,289**	69,289

資本公積金可用於彌補以前年度虧損或增加股本。

17 資本公積及盈餘公積（續）

(b) 盈餘公積

盈餘公積包含法定盈餘公積金和法定公益金。

根據本公司章程，應按中國會計制度計算的淨利潤的10%計提法定盈餘公積金（直至此項公積金結餘達註冊資本的50%為止），及淨利潤的5-10%計提法定公益金。此等金額須在派發股息之前計提。

本公司董事會決定本年度按中國會計制度計算的淨利潤的10%及5%分別計提了法定盈餘公積金人民幣26,764,000元（2000年：人民幣736,000元）和法定公益金人民幣13,382,000元（2000年：人民幣368,000元）。

法定盈餘公積金限於下列用途：

(1) 彌補虧損；

(2) 擴充本公司生產設備；或

(3) 轉為股本。

如經本公司股東在股東大會通過決議將法定盈餘公積金轉為股本，所留存的該項法定盈餘公積金數額須不低於註冊資本的25%。

法定公益金限於下列用途：

法定公益金只可用於公司職工的集體福利，且屬於股東權益的一部分，在清算前不作分配。

18 未分配利潤

	合併	公司
	人民幣千元	*人民幣千元*
2001年1月1日餘額	**6,261**	6,261
加：本年淨利潤	**267,634**	267,634
減：提取法定盈餘公積金	**(26,764)**	(26,764)
提取法定公益金	**(13,382)**	(13,382)
董事會提議分派的現金股利	**(106,400)**	(106,400)
2001年12月31日餘額	**127,349**	127,349

19 主營業務收入及分業務資料

(a) 主營業務收入

	合併	
	2001年	2000年
	人民幣千元	*人民幣千元*
新置換業務		
污水處理服務收入	**417,944**	11,890
路費收入	**84,299**	2,567
新增業務		
污水處理廠建設費收入	**91,013**	—
海河橋項目管理費收入	**2,730**	—
化工業務		
生產及貿易	**—**	3,483,874
財務管理	**—**	2,407
	595,986	3,500,738

19 主營業務收入及分業務資料(續)

(b) 分業務資料

	新置換業務		新增業務		
	污水處理	道路及收費站	污水處理廠建設	海河橋項目管理	合併
	2001年	2001年	2001年	2001年	2001年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
主營業務收入	417,944	84,299	91,013	2,730	595,986
主營業務成本	(95,839)	(34,445)	(704)	(661)	(131,649)
主營業務稅金及附加	(22,987)	(4,636)	(5,006)	(150)	(32,779)
業務費用	(12,608)	(5,968)	(15,046)	(1)	(33,623)
財務收入	93	1,103	—	—	1,196
其他	(104)	318	—	—	214
利潤總額	286,499	40,671	70,257	1,918	399,345
所得稅	(94,905)	(13,097)	(23,185)	(633)	(131,820)
淨利潤一少數股東損益以前	191,594	27,574	47,072	1,285	267,525
少數股東損益	109	—	—	—	109
淨利潤	191,703	27,574	47,072	1,285	267,634

19 主營業務收入及分業務資料(續)

(b) 分業務資料(續)

	化工業務	新置換業務 污水處理	道路及收費站	合併
	自2000年1月1日至2000年12月20日	自2000年12月21日至2000年12月31日	自2000年12月21日至2000年12月31日	2000年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元
主營業務收入	3,486,281	11,890	2,567	3,500,738
主營業務成本	(2,927,809)	(1,541)	(609)	(2,929,959)
主營業務稅金及附加	(22,345)	(654)	(141)	(23,140)
業務費用	(400,929)	(293)	(236)	(401,458)
財務費用	(218,407)	—	—	(218,407)
其他	(9,535)	9	—	(9,526)
	(92,744)	9,411	1,581	(81,752)
撥回若干資產的損失準備	254,140	—	—	254,140
利潤總額	161,396	9,411	1,581	172,388
所得稅	(157)	(3,105)	(522)	(3,784)
淨利潤	161,239	6,306	1,059	168,604

20 財務收入／（費用）

	合併		公司	
	2001年	2000年	**2001年**	2000年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
利息收入	**1,208**	5,826	**1,138**	689
減：利息支出	**—**	(268,998)	**—**	(11,444)
利息淨支出	**1,208**	(263,172)	**1,138**	(10,755)
加：滙兑收益	**—**	334	**—**	210
其他	**(12)**	(910)	**(12)**	(832)
	1,196	(263,748)	**1,126**	(11,377)
減：資本化利息	**—**	45,341	**—**	—
	1,196	(218,407)	**1,126**	(11,377)

21 投資收益／（損失）

	合併		公司	
	2001年	2000年	**2001年**	2000年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
按成本法				
債券投資收益	**—**	1,703	**—**	—
其他投資收益	**—**	2,486	**—**	2,192
按權益法				
應佔聯營公司淨利潤	**—**	3,959	**—**	—
應佔子公司淨（虧損）／利潤	**—**	—	**(982)**	114,100
投資跌價準備	**—**	(5,795)	**—**	(5,795)
合計	**—**	2,353	**(982)**	110,497

22 所得稅

	合併	
	2001年	2000年
	人民幣千元	*人民幣千元*
新置換業務	**108,002**	3,627
新增業務	**23,818**	—
化工業務	**—**	157
本年度	**131,820**	3,784

新置換業務和新增業務

本公司須就其應納稅所得額按33%的稅率繳納所得稅。

化工業務

根據國家財政部及國家稅務局頒發的有關文件,本公司及子公司的所得稅率為15%。聯營公司享有「兩免三減半」的所得稅優惠政策,其所適用的所得稅率為33%,1996年為其第一個獲利年度。

23 承擔

(a) **資本承擔**

	合併		公司	
	2001年	2000年	**2001年**	2000年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
已簽約但未撥備(註釋i)	**137,892**	1,547	**137,892**	1,547
已批准但未簽約(註釋ii)	**2,398,694**	503,000	**2,284,194**	503,000
	2,536,586	504,547	**2,422,086**	504,547

(i) 本年末金額乃指本公司擬收購之污水處理廠在建工程(附註2)截至2001年9月24日之代價產生的資本承擔,須於收購完成時支付。

(ii) 本年末金額乃指本公司自2002年1月1日起至完成建設現有污水處理廠在建項目的預計資本承擔人民幣2,284,194,000元及本公司之子公司天津中水有限責任公司就天津市紀庄子污水回用工程的資本承擔人民幣114,500,000元。

23 承擔(續)

(b) 經營租賃承擔

本公司向現控股股東租用若干辦公室，並簽訂了不可撤銷的經營租賃合同。根據該合同，於2001年12月31日，本公司需於未來支付之最低租賃費用總額如下：

	合併		公司	
	2001年	2000年	**2001年**	2000年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
一年以內支付	**450**	450	**450**	450
第二年至第五年內支付	**1,800**	380	**1,800**	380
五年以後支付	**6,300**	—	**6,300**	—
	8,550	830	**8,550**	830

此外，本公司向第三者租用若干收費站房屋，並簽定了無標明租賃期的經營租賃合同。根據該等合同，本公司每年需支付的租賃費用總額為人民幣380,000元。

24 關聯方關係

新置換業務及新增業務

(a) 存在控制關係的關聯方

關聯方名稱	**與本公司關係**
天津市政投資有限公司	現控股股東及最終控股公司
天津市市政工程局	新置換業務及新增業務受其監控
天津中水有限責任公司	本公司之子公司

(b) 存在控制關係的關聯方的註冊資本及其變化

企業名稱	**2001年 1月1日**	**增加數**	**2001年 12月31日**
	人民幣千元	*人民幣千元*	*人民幣千元*
天津市政投資有限公司	1,724,278	—	1,724,278
天津中水有限責任公司	—	20,000	20,000

24 關聯方關係(續)

新置換業務及新增業務(續)

(c) 存在控制關係的關聯方所持股份或權益及其變化

企業名稱	2001年1月1日		增加數		2001年12月31日	
	人民幣千元	百分比	*人民幣千元*	百分比	*人民幣千元*	百分比
天津市政投資有限公司	839,020	63.08	—	—	839,020	63.08

(d) 不存在控制關係的主要關聯方

關聯方名稱	與本公司關係
李偉斌律師行	本公司獨立非執行董事所經營的律師行
天津市排水公司	同受市政局監控的國營企業或公司
天津市市政道橋建築工程公司	同受市政局監控的國營企業或公司
天津市第一市政公路工程有限公司	同受市政局監控的國營企業或公司
天津市第二市政公路工程有限公司	同受市政局監控的國營企業或公司
天津市第三市政公路工程有限公司	同受市政局監控的國營企業或公司
天津市第五市政公路工程有限公司	同受市政局監控的國營企業或公司
天津市城建集團有限公司	同受市政局監控的國營企業或公司
排水管理處第二排水管理所	同受市政局監控的國營企業或公司
天津市排水工程公司	同受市政局監控的國營企業或公司
天津市道路橋樑管理處	同受市政局監控的國營企業或公司
天津市市政工程設計研究院	同受市政局監控的國營企業或公司

24 關聯方關係(續)

化工業務

(a) 存在控制關係的關聯方

原控股股東為：	天津渤海化工集團公司
原子公司為：	天津渤海化工(集團)股份有限公司天津鹼廠 天津渤海化工(集團)股份有限公司天津化工廠 天津渤海化工(集團)股份有限公司天津大沽化工廠 天津渤海化工集團供銷公司 天津渤海集團財務公司

(b) 不存在控制關係的關聯方

主要是本公司原對其有重大影響力的天津永利電力聯合公司及原控股股東屬下非上市企業。

25 關聯交易

新置換業務及新增業務

截至2001年12月31日止年度，新置換業務及新增業務與若干關聯方在日常營運中進行的重大交易如下：

關聯方的名稱	交易性質	2001年 *人民幣千元*	自2000年12月21日至2000年12月31日止 *人民幣千元*
收入			
天津市排水公司	污水處理服務費收入(註釋(a))	**417,944**	11,890
天津市排水公司	承建污水處理廠工程收入(註釋(b))	**91,013**	—
天津市政投資有限公司	海河橋建設管理收入(註釋(c))	**2,729**	—
支出			
道橋公司	道路維修及保養開支(註釋(d))	**2,750**	92
天津市政投資有限公司	辦公室租賃費用(註釋(e))	**450**	13
李偉斌律師行	法律顧問費(註釋(f))	**1,921**	—
其他			
關聯建設商	預付污水處理建設成本(註釋(g))	**186,940**	—

註釋：

(a) 此乃本公司按照一份《污水處理委託協議》提供污水處理服務予天津市排水公司所應取得的收入，詳見附註1。

(b) 此乃本公司根據與天津市排水公司簽訂的《污水處理(擴建)在建工程收費協議》而承建污水處理廠工程所應取得的收入，詳見附註2。

(c) 此乃本公司提供海河橋項目管理服務予現控股股東所應取得的收入，詳見附註2。

25 關聯交易（續）

新置換業務和新增業務（續）

註釋：

(d) 根據一份道路維修養護委託協議，天津市市政道橋建築工程公司（「道橋公司」）向本公司提供有關東南半環城市道路的維修及養護服務，並按中國建設部不時發出的《全國市政工程設施養護維修估算指標》（建設部城[1993]第412號文件）所規定的費率收取費用。

(e) 此乃本公司按照一份辦公室租賃協議應支付現控股股東的辦公室租賃費用。根據該協議，本公司向現控股股東租用其物業作為辦公室，租金為每年人民幣450,000元。每三年按一名獨立評估師釐定的市場價格予以調整。

(f) 此乃本公司為新增業務項目和一般常年性的法律咨詢而發生的費用，李偉斌律師現受聘本公司之獨立董事之職。

(g) 此乃本公司自2001年9月24日至2001年12月31日止期間發生的應支付予關聯方的污水處理廠建設成本：

關聯方名稱	**2001年** *人民幣千元*
天津市第一市政公路工程有限公司	**15,022**
天津市第二市政公路工程有限公司	**7,791**
天津市第三市政公路工程有限公司	**6,899**
天津市第五市政公路工程有限公司	**12,311**
天津市城建集團有限公司	**130,611**
排水管理處第二排水管理所	**800**
天津市排水工程公司	**4,506**
天津市道路橋梁管理處	**5,000**
天津市市政工程設計研究院	**4,000**
合計	**186,940**

(h) 於2001年12月31日，本公司的道路及收費站業務共有十六個收費站。根據一份土地租賃協議，該十六個收費站其中十三個收費站所位處的土地乃由天津市政局永久免費授予本公司作收費站使用。

25 關聯交易(續)

化工業務

以下是本公司與原控股股東及其附屬非上市之企業由2000年1月1日至12月20日止期間在化工業務日常營運中進行的重大交易摘要：

	自2000年1月1日至 2000年12月20日止 *人民幣千元*
收入	
產成品銷售收入	390,832
原材料及備件銷售收入	106
加工費收入	21,552
貸款利息收入	3,131
管理費收入	700
固定資產租金收入	2,598
支出	
原材料及備件支出	697,070
購入固定資產	2,960
支付加工費	74,641
其他支持服務費用	11,621
土地及配套設施的租賃費用	3,616
職工福利費支出	26,381
維修保養費支出	600

26 董事酬金

於2001年內本公司及子公司向本公司董事支付了酬金 (包括薪金、房屋津貼及其他津貼) 人民幣2,260,000元和替董事支付了退休福利費人民幣20,000元，共計人民幣2,280,000元(2000年：人民幣351,000元)，其中包括向獨立非執行董事支付之酬金人民幣780,000元 (2000年：人民幣12,000元)。

27 會計科目及對比數字

若干會計科目及對比數字已進行了重分類調整，以符合自2001年1月1日起施行的《企業會計制度》及《公開發行證券公司信息披露規則第15號－財務報告的一般規定》的要求。

28 資產負債表日後事項

根據2002年2月28日本公司第2屆董事會第22次會議決定，本公司將按面值發行不超過人民幣12億元的A股可轉換公司債券。該可轉換公司債券每張面值為人民幣100元，期限為5年。該項A股可轉換公司債券的發行有待於2002年舉行之股東大會決議通過。

29 會計報表的核准發出

本會計報表已於2002年2月28日經由本公司董事會核准發出。



羅兵咸永道會計師事務所

致天津創業環保股份有限公司全體股東

(於中華人民共和國註冊成立之股份有限公司)

本核數師已完成審核第89至120頁之賬目，該等賬目乃按照香港普遍採納之會計原則編製。

董事及核數師各自之責任

董事須編製真實兼公平之賬目。在編製該等真實兼公平之賬目時，董事必須採用適當之會計政策，並且貫徹應用該等會計政策。

本核數師之責任是根據審核之結果，對該等賬目作出獨立意見，並向股東報告。

意見之基礎

本核數師已按照香港會計師公會所頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與賬目所載數額及披露事項有關之憑證，亦包括評審董事於編製賬目時所作之重大估計和判斷，所採用之會計政策是否適合貴公司與貴集團之具體情況，及有否貫徹應用並足夠披露該等會計政策。

本核數師在策劃和進行審核工作時，均以取得所有本核數師認為必需之資料及解釋為目標，以便獲得充分憑證，就該等賬目是否存有重大錯誤陳述作出合理之確定。在作出意見時，本核數師亦已評估該等賬目所載之資料在整體上是否足夠。本核數師相信我們之審核工作已為下列意見提供合理之基礎。

意見

本核數師認為，上述之賬目足以真實兼公平地顯示貴公司與貴集團於2001年12月31日結算時之財務狀況，及貴集團截至該日止年度之溢利及現金流量，並按照香港公司條例的披露要求妥為編製。

羅兵咸永道會計師事務所

香港執業會計師

香港，2002年2月28日

綜合損益表

截至2001年12月31日止年度
（根據香港普遍採納的會計原則編製）

	附註	2001年 人民幣千元	2000年 人民幣千元
營業額			
持續之新業務		**563,207**	13,662
已終止之化工業務		**—**	3,486,281
	4	**563,207**	3,499,943
銷售成本		**(131,649)**	(2,929,960)
毛利		**431,558**	569,983
其他收入	4	**1,208**	71,430
按原值變現若干已撥備資產		**—**	254,140
分銷成本		**—**	(57,295)
管理費用		**(33,623)**	(371,094)
其他經營收入／(開支)，淨值		**202**	(65,592)
經營溢利	5	**399,345**	401,572
財務費用		**—**	(223,657)
應佔聯營公司溢利		**—**	4,658
除税前溢利		**399,345**	182,573
税項	6	**(131,820)**	(4,482)
除税後溢利		**267,525**	178,091
少數股東權益		**109**	—
股東應佔溢利	7	**267,634**	178,091
股息	8	**106,400**	—
		人民幣	人民幣
每股盈利	9	**0.20**	0.13

資產負債表

於2001年12月31日
(根據香港普遍採納的會計原則編製)

	附註	集團 2001年 人民幣千元	公司 2001年 人民幣千元	公司 2000年 人民幣千元
固定資產	11	**1,312,002**	**1,308,689**	1,352,354
附屬公司	12	—	**18,000**	—
投資證券	13	**4,000**	**4,000**	—
流動資產				
存貨	14	**2,514**	**2,514**	2,854
貿易應收款	15	**132,312**	**132,312**	11,890
其他應收款及預付款項	16	**215,688**	**215,556**	597
銀行結餘及現金		**260,468**	**208,770**	51,839
		610,982	**559,152**	67,180
流動負債				
貿易應付款		**209**	**199**	1,139
其他應付款	17	**187,802**	**187,778**	8,114
應付税項		**26,594**	**26,594**	3,627
		214,605	**214,571**	12,880
流動資產淨額		**396,377**	**344,581**	54,300
		1,712,379	**1,675,270**	1,406,654
資金來源：				
股本	18	**1,330,000**	**1,330,000**	1,330,000
資本公積	19	**69,289**	**69,289**	69,289
盈餘公積	19	**41,250**	**41,250**	1,104
保留盈餘	19	**127,349**	**128,331**	6,261
擬派末期股息	19	**106,400**	**106,400**	—
股東權益		**1,674,288**	**1,675,270**	1,406,654
少數股東權益		**1,891**	—	—
長期負債	20	**36,200**	—	—
		1,712,379	**1,675,270**	1,406,654

馬白玉
董事



安品東
董事



綜合現金流量表

截至2001年12月31日止年度
(根據香港普遍採納的會計原則編製)

	附註	2001年 人民幣千元	2000年 人民幣千元
來自經營業務的現金流入淨額	21(a)	**295,204**	1,055,902
投資回報及融資成本			
已收利息		**1,208**	7,538
已付利息		**—**	(292,654)
已收投資證券股息		**—**	2,486
已收聯營公司股息		**—**	150
來自投資回報及融資成本的現金流入／(流出)淨額		**1,208**	(282,480)
已付稅項			
支付中國所得稅		**(108,853)**	(112)
投資業務			
購買固定資產		**(13,130)**	(400,644)
固定資產出售收入		**—**	14,970
投資證券出售收入		**—**	4,472
購入投資證券		**(4,000)**	—
業務及資產置換產生的現金流出淨額		**—**	(448,331)
來自投資業務的現金流出淨額		**(17,130)**	(829,533)
計入融資前的現金流入／(流出)淨額		**170,429**	(56,223)
融資業務			
長期負債的增加	21(b)	**36,200**	—
少數股東資本投入	21(b)	**2,000**	—
銀行及其他貸款的增加		**—**	578,607
償還銀行及其他貸款		**—**	(670,665)
來自融資之現金流入／(流出)淨額		**38,200**	(92,058)
銀行結存及現金的增加／(減少)		**208,629**	(148,281)
年初的銀行結存及現金		**51,839**	200,120
年底的銀行結存及現金		**260,468**	51,839

綜合已確認損益報表

截至2001年12月31日止年度
（根據香港普遍採納的會計原則編製）

	附註	2001年 人民幣千元	2000年 人民幣千元
未於損益表確認之收益淨額			
一計入資本公積金的置換淨資產賬面值差額		—	33,917
本年度溢利	19	267,634	178,091
已確認收益總額		267,634	212,008

1 主要業務及經營模式

本公司是於1993年6月8日在中華人民共和國（「中國」）成立的一家股份有限公司，原稱天津渤海化工（集團）股份有限公司，現稱天津創業環保股份有限公司。原控股股東為天津渤海化工集團公司，現控股股東為天津市政投資有限公司（「市政投資」）。本公司及前附屬公司的主要業務原為化工產品的製造及銷售（「化工業務」），本公司在下文註釋(b)所述的整體業務及淨資產置換後的主要業務為污水處理、道路及收費站業務（「新置換業務」），所有前附屬公司已被出售。此等重大變動均於上年度第四季通過以下步驟得以實施：

(a) 原控股股東持有的本公司63.08%股權無償轉讓予市政投資。股權劃轉於2000年11月2日生效。

(b) 本公司和前附屬公司原經營的化工業務和相關淨資產與市政投資原經營的新置換業務和相關淨資產進行整體置換（「業務及資產置換」）。此項交易在本公司於2000年12月20日召開的臨時股東大會上獲得通過，並於當日立即生效。

(c) 本公司原名稱更改為現名稱。此項名稱更改於2000年12月20日召開的臨時股東大會上獲得通過，並於2001年1月8日正式生效。

在上述業務及資產置換實施後，現由本公司經營的新置換業務詳情如下：

經營單位	位置	主要業務
東郊污水處理廠及紀庄子污水處理廠	中國天津	提供污水處理服務予天津市排水公司，詳見下文。
東南半環城市道路及收費站	中國天津	擁有於天津城市道路及入城的公路交界設立收費站的權利，並可於該等收費站向進入天津城市的所有汽車（於天津登記或根據有關中國法規及規例獲豁免支付路費的車輛除外）收取路費，期限至2029年2月28日止。

1 主要業務及經營模式(續)

新置換業務中的污水處理業務乃按照一份《污水處理委託協議》執行。根據該協議,本公司東郊及紀庄子污水處理廠將按協議中訂明的計價公式釐定的價格向天津市排水公司(「排水公司」)提供污水處理服務。排水公司是在中國成立的國有企業,並受天津市市政工程局(「市政局」)監控。計價公式可令污水處理業務全面彌補實際的經營成本,包括固定資產的折舊及攤銷(但不包括利息開支及外匯損益)和賺取按污水處理業務相關固定資產(定義見協議)的每月平均賬面淨值的年度平均結餘計算的15%回報,以及獲得節省成本或當實際處理量超過協議規定的最低處理量時的獎勵計價調整。

如附註2所詳述,本公司從2001年9月24日起開展了包括污水處理廠建設及海河橋項目管理的新增業務。此等新增業務的運作乃獨立於上述新置換業務。此外,本公司於本年度成立了一家經營中水業務的附屬公司。該附屬公司尚在籌建階段。

綜上所述,本公司於本年度只經營新置換業務和新增業務(下述統稱為「新業務」),因此本集團截至2001年12月31日止年度的賬目僅反映新業務於本年度的業績、現金流量及已確認損益及於2001年12月31日結算日的財務狀況。至於比較數字中的截至2000年12月31日止年度的綜合損益表,現金流量表及已確認損益表包括了化工業務自2000年1月1日至2000年12月20日止期間和新置換業務自2000年12月21日至2000年12月31日止期間的業績,現金流量及已確認損益。於2000年12月31日的資產負債表所反映的僅是新置換業務的財務狀況,且僅為本公司的資產負債表因為本公司於該結算日並無附屬公司。

2 本年度新增業務

本公司自2001年9月24日起增加了污水處理廠建設業務及海河橋項目管理業務(「新增業務」),有關業務之詳情如下:

污水處理廠建設業務

本公司於2001年9月24日與排水公司簽訂了《咸陽路污水處理廠在建工程轉讓協議》、《紀庄子污水處理廠(擴建)在建工程轉讓協議》和《北倉污水處理廠在建工程轉讓協議》(「該等轉讓協議」)。於簽署日起,本公司開始承擔建設該等在建工程並投入建設該等在建工程之資金。

2 本年度新增業務*(續)*

污水處理廠建設業務*(續)*

根據該等轉讓協議，本公司同意在若干先決條件得到滿足後向排水公司分別收購咸陽路污水處理廠、紀庄子污水處理廠擴建項目及北倉污水處理廠等在建工程(「該等污水處理廠建設項目」)。本公司就收購該等污水處理廠建設項目於收購完成日應付排水公司之總代價為人民幣137,892,000元。其中人民幣81,473,000元乃該等污水處理廠建設項目於2001年7月31日的評估值，由一家中國獨立評估機構按重置成本法及對該等在建工程於當日的完成程度進行評核後釐定，而餘下人民幣56,419,000元乃補償排水公司自2001年8月1日至2001年9月24日止期間額外動用之建設成本，由本公司國內審計師對該等建設成本進行審計後釐定。此外，根據該等轉讓協議，排水公司已就建設該等污水處理廠建設項目程而取得的相當於人民幣14.6億元的銀行信貸額度亦將在收購完成日轉入本公司。

本公司同時於2001年9月24日與排水公司簽訂了《污水處理(擴建)在建工程收費協議》(「建設收費協議」)。根據該協議，在上述污水處理廠建設期間，排水公司同意支付而本公司同意收取建設費用，作為鼓勵本公司承擔建設污水處理廠之報酬。

上述各項目的建設收費總額為每座污水處理廠在建設期間(從2001年9月24日起至污水處理廠完成投入使用為止)各年度/期間的估計所需建設成本的簡單平均數的23.7%的總和。據此計算，本公司就建設該三個污水處理廠項目可收取之建設費用總額約為人民幣11.7億元。按照建設收費協議，排水公司應每月根據本公司編撰的有關各項目當月之估計完成百分比向本公司預支建設費用，然後在每季度結束時，根據獨立測量師或工程師對已完成工程量之核定作出相應調整。

2 本年度新增業務(*續*)

污水處理廠建設業務(*續*)

上述該等污水處理廠建設項目的情況如下：

	咸陽路污水處理廠建設項目	紀庄子污水處理廠擴建項目	北倉污水處理廠建設項目
位置	中國天津	中國天津	中國天津
建成後的每天處理量(萬立方米)	45	28	10
預計完工日期	2004年末	2003年末	2005年末
預計需投入建設成本(人民幣億元)	11.34	9.78	4.16
已完成工程量百分比	6.0%	14.4%	3.8%
預計建設收費(人民幣億元)	5.89	3.17	2.64
截止本年末已確認建設收費(人民幣億元)	0.35	0.46	0.10

目前，本公司還在積極辦理收購該等污水處理廠項目的餘下轉讓手續。本公司得悉排水公司並無意向亦從未發出過欲取消該等轉讓協議的書面通知。從2001年9月24日至今，本公司也從未中斷過建設該等項目。根據該等轉讓協議，倘若前述收購未能最終完成，本公司仍可按照建設收費協議從排水公司收取已提供服務的相應建設費和收回已投入的建設成本。在編製本賬目時，排水公司已向本公司書面確認截止2001年12月31日的建設收費和已投入的建設成本。然而，由於收購尚未最終完成，故本公司自2001年9月24日至2001年12月31日止期間發生的建設成本只能暫記入本公司預付款項賬戶中，待收購完成時將全數轉入本公司的在建工程賬戶。

2 本年度新增業務 *(續)*

海河橋項目管理業務

本公司於2001年9月24日與市政投資簽訂了《中環線東南半環海河大橋項目委託管理合同》。市政投資目前擁有該海河橋項目，根據該管理合同，本公司將向市政投資提供有關建造該海河橋之項目管理服務，並於海河橋建設期間收取總計人民幣10,650,000元的約定管理費用。預計海河橋將於2002年12月31日或之前建成。

本公司將於海河橋建設期間按照海河橋完工百分比每月收取管理費。海河橋在個別期間/年度已完成進度百分比乃根據合資格獨立測量師或工程師所發出之證書而釐定。該管理合同亦規定，倘若海河橋之實際建設成本低於或超出若干預算數額，則本公司將於完成建設海河橋時獲得若干獎金或接受若干罰款。

3 主要會計政策

本賬目乃按照香港普遍採納之會計原則及香港會計師公會頒佈之準則編製。本賬目以歷史成本慣例編製。

本年度本集團採納了下列由香港會計師公會頒佈並適用於2001年1月1日或以後開始之會計期間之香港會計實務準則(「會計準則」)：

會計準則第9號(經修訂)	「資產負債表日後事項」
會計準則第14號(經修訂)	「租賃」(於2000年7月1日或以後開始之會計期間生效)
會計準則第26號	「分部報告」
會計準則第28號	「準備、或然負債和或然資產」
會計準則第31號	「資產減值」
會計準則第32號	「綜合財務報表和對附屬公司投資之會計處理」

3 主要會計政策 *(續)*

本2001年度賬目反映的是本集團新業務的情況，所採用的主要會計政策(包括採納新會計準則的影響)列示如下：

(a) 綜合基準

綜合賬目包括本公司及各附屬公司截至12月31日止之賬目。

在年內購入或售出之附屬公司，其業績由收購生效日起計或計至出售生效日止列入綜合損益賬內。

所有集團內公司間之重大交易及結餘已於綜合賬目時對銷。

少數股東權益指外界股東在附屬公司之經營業績及資產淨值中擁有之權益。

(b) 附屬公司

附屬公司是指本集團對其董事會之組成擁有控制權，擁有半數以上表決權或持有其股本權益超過半數以上的公司。

在本公司之資產負債表內，附屬公司之投資以成本值扣除減值虧損準備入賬。本公司將附屬公司之業績按已收及應收股息入賬。

(c) 固定資產

固定資產是按成本減累計攤銷／折舊及累計減值虧損列賬。

土地使用權的攤銷(不包括與道路及收費站業務有關的土地使用權的攤銷)是按照土地使用權50年期以直線法攤銷其成本減累計減值虧損計算。

道路的折舊及有關道路及收費站業務的土地使用權攤銷是按照交通流量法計提。根據此種方法，折舊和攤銷乃按有關期間的實際交通流量佔該道路獲授經營權利30年期間的預計交通總流量的比例計提。道路及收費站業務的經營單位會在有關道路的營運期間對預計交通總流量作定期審查。假如認為合適，將會進行獨立專業交通流量研究。倘若預計交通總流量出現重大變動，則將會作出適當的調整。

3 主要會計政策*(續)*

(c) 固定資產*(續)*

房屋及建築物的折舊是根據有關租賃期或道路及收費站的剩餘經營權利期限或其預計的可使用期限(以較短者為准)按直線法攤銷成本減累計減值虧損計算。折舊所採納的期限介乎10至50年不等。

其他有形固定資產以直線法按其成本減去預計殘值及累計減值虧損後在估計的使用年限內平均計提。估計可使用期限如下:

廠房及機器設備	10至30年
運輸車輛及其他	5至40年

恢復固定資產至其正常運作能力所產生的主要費用計入利潤表中。改善固定資產的有關開支則被資本化,並按其對新業務的估計可使用期限攤銷。

在每年結算日,均須研究內外資訊以評估固定資產是否出現減值。如有跡象顯示資產出現減值,則估計資產之可收回價值,及(如適用)將減值虧損入賬以將資產減至其可收回價值。此等減值虧損在損益表入賬。

出售固定資產的收入或虧損是指銷售所得款項淨額與有關資產的賬面值之間的差額,並於損益表入賬。任何應記入有關資產的重估儲備結餘將轉撥往保留溢利,並列作儲備變動。

(d) 投資證券

投資證券均以成本值扣除減值準備列賬。

每項投資證券的期末價值均在每年資產負債表日進行重新審核,以確定該投資證券的公允價值是否已低於其賬面值。假若價值下跌並非暫時性,該投資證券的賬面值將減至公允價值入賬。由此產生的減值金額將在損益表中作為費用確認。在導致耗蝕之情況及事項不再出現及有具説服力證明新的情況及事項可持續時,減值金額在損益表內撥回。

3 主要會計政策(續)

(e) 存貨

存貨包括原材料、零部件及低值易耗品。

原材料乃按成本及可變現淨值二者中較低者計價。零部件及低值易耗品按成本減陳舊庫存準備列賬。存貨的發出按加權平均成本核算。

(f) 貿易應收款

凡被視為呆賬之應收賬款,均提撥準備。在資產負債表內列賬之應收賬款已扣除有關的準備金。

(g) 收入確認

污水處理服務收入於提供服務時確認。

污水處理廠建設費收入按照污水處理廠建設期間的完工百分比確認。完工百分比乃根據獨立測量師或工程師所發出之證書而釐定。

公路收費收入於收取時確認。

海河橋項目管理費收入於海河橋建設期間按照完工百分比確認,完工百分比乃根據獨立測量師或工程師所發出之證書而釐定。

利息收入於計及尚未償還的本金額及適用的利率後,按時間比例基準確認。

(h) 維修及保養費用

維修及保養費用按其實際發生額計入損益表。

(i) 退休福利

本集團參與天津市政府退休統籌基金計劃,該計劃規定本集團每年按現有僱員薪金的20%提撥作為供款。根據該計劃,本集團現有在職與退休僱員的退休福利由該統籌基金承擔。本集團的供款於發生時計入損益表。

3 主要會計政策 *(續)*

(j) 遞延税項

遞延税項依據負債法，對為税務申報計算的利潤與賬目列示的利潤因確認時間不同引起的差異，倘預期於可預見的未來需支付該負債或收取該資產，則按當期税率計算。

(k) 經營租賃

所有收益和風險都由出租方承擔的租賃為經營租賃。租賃支出在租賃期間以直線法計入當期損益表。

(l) 外幣換算

本公司之賬目及記錄以人民幣入賬。

外幣交易按交易日中國人民銀行所公佈的滙率換算為人民幣，於結算日以外幣結算的貨幣性資產及負債按當日中國人民銀行所公佈的滙率換算為人民幣。所有滙兑損益均在損益賬中處理。

4 營業額、收入及分部資料

如賬目附註1所述，於2000年12月20日完成業務及資產置換前，本集團主要從事化工產品的製造及銷售。本集團目前從事污水處理、污水處理廠建設、城市道路及收費站和海河橋項目管理的業務。本年度的已確認收入如下：

(a) 本集團的營業額及其他收入分析

	2001年 *人民幣千元*	2000年 *人民幣千元*
營業額		
新業務		
污水處理服務收入	**394,957**	11,236
污水處理廠建設費收入	**86,007**	—
路費收入	**79,663**	2,426
海河橋項目管理費收入	**2,580**	—
化工業務		
銷售產品收入	—	3,483,874
財務管理收入	—	2,407
	563,207	3,499,943
其他收入		
利息收入		
銀行存款及應收貸款	**1,208**	5,826
上市國庫債券	—	1,712
銷售原材料	—	57,065
投資物業租金收入總額	—	4,341
非上市投資股息收益	—	2,486
	1,208	71,430
總收入	**564,415**	3,571,373

根據中國稅法，新業務須繳納按經營收入5%計算的營業稅及按營業稅款10%計算的政府附加稅。新業務於截至2001年12月31日止年度的營業稅及政府附加稅為人民幣32,799,000元(2000年：新業務人民幣795,000元)。此金額於計算營業額時已從新業務之經營收入中扣除。

4 營業額、收入及分部資料 *(續)*

(b) 業務分部資料

			新業務		
		污水處理廠		海河橋	
	污水處理	建設	道路及收費站	項目管理	合併
	2001年	2001年	2001年	2001年	2001年
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
營業額	394,957	86,007	79,663	2,580	563,207
分部業績	286,499	70,257	40,671	1,918	399,345
稅項					(131,820)
除稅後溢利					267,525
少數股東權益					109
股東應佔溢利					267,634
分部資產	1,025,661	300,594	593,999	2,730	1,922,984
證券投資					4,000
總資產					1,926,984
分部負債	64,037	135,831	24,192	151	224,211
應付稅項					26,594
少數股東權益					1,891
					252,696
資本開支	6,865	—	6,265	—	13,130
折舊及攤銷	39,051	—	14,243	—	53,294

4 營業額、收入及分部資料(續)

(b) 業務分部資料(續)

	持續之業務			已終止之業務	
	污水處理	收費站	新業務合計	化工業務	集團
	2000年	2000年	2000年	2000年	2000年
	人民幣千元	人民幣千元	人民幣千元	人民幣千元	人民幣千元
營業額	11,236	2,426	13,662	3,486,281	3,499,943
分部業績	9,411	1,581	10,992	136,440	147,432
按原值變現若干已撥備資產			—	254,140	254,140
融資成本			—	(223,657)	(223,657)
應佔聯營公司溢利			—	4,658	4,658
除税前溢利			10,992	171,581	182,573
應付税項			(3,627)	(855)	(4,482)
股東應佔溢利			7,365	170,726	178,091
分部及總資產	973,226	446,308	1,419,534	—	1,419,534
分部負債	6,013	3,240	9,253	—	9,253
應付税項			3,627	—	3,627
總負債			12,880	—	12,880
資本開支	—	2,013	2,013*	445,985	447,998
折舊及攤銷	1,090	200	1,290	304,151	305,441

* 資本開支包括於2000年12月進行之業務及資產置換以外的固定資產添置。

由於本集團所有的經營業務均在中國發生，故不呈列地區分布資料。

5 經營溢利

經營溢利已扣除下列項目：

	2001年 *人民幣千元*	2000年 *人民幣千元*
折舊及攤銷	**53,294**	305,441
員工成本，包括退休福利成本人民幣2,206,000元 (2000年：人民幣39,775,000元)	**33,302**	406,929
維修及保養費用	**19,644**	187,363
土地及房屋經營租賃租金	**533**	3,616
核算師酬金	**2,800**	3,000
清理固定資產虧損	**188**	10,635
研究及開發費用	**—**	4,094
壞賬及呆賬準備	**—**	37,811
投資證券的減值準備	**—**	5,795
存貨變現損失準備	**—**	1,230
有關投資物業的支出	**—**	241

6 稅項

由於本集團在香港並無應課稅利潤，故並未作出香港利得稅撥備(2000年：無)。中國稅項已按新業務應課稅利潤之33%及化工業務之應課稅利潤之15%計算。

	2001年 *人民幣千元*	2000年 *人民幣千元*
中國稅項		
新業務		
本公司	**131,820**	3,627
化工業務		
本公司及其子公司	**—**	156
應佔聯營公司稅項	**—**	699
	131,820	4,482

於2001年12月31日本集團沒有重大未作出撥備之遞延稅項(2000年：無)。

7 股東應佔溢利

計入本公司賬目之股東應佔溢利為人民幣268,616,000元(2000年：人民幣186,041,000元)。

8 股息

	2001年 *人民幣千元*	2000年 *人民幣千元*
擬派末期股息每十股人民幣0.8元(2000年：無)	**106,400**	—

於2002年2月28日舉行之會議上，董事宣派末期股息每十股人民幣0.8元。此項擬派股息並無於本賬目中列作應付股息，惟將於截至2002年12月31日止年度列作保留盈餘的分派。

9 每股盈利

每股盈利根據本年度股東應佔溢利人民幣267,634,000元(2000年：人民幣178,091,000元)以及年內已發行普通股1,330,000,000股(2000年：1,330,000,000股)計算。

10 董事及高級管理人員酬金

(a) 董事酬金

於年內支付予本公司董事的酬金如下：

	2001年 *人民幣千元*	2000年 *人民幣千元*
袍金	**780**	12
薪金及其他酬金	**1,480**	293
退休金供款	**20**	58
	2,280	363

上述金額包括向獨立非執行董事支付之酬金共人民幣780,000元(2000年：人民幣12,000元)。

於年內概無本公司董事收取報酬高於港幣1,000,000元。

10 董事及高級管理人員酬金 *(續)*

(b) 五位最高薪酬人士

本公司最高薪酬之五位人士包括3名(2000年:2名)本公司董事,其酬金已載於上文分析。其餘2名(2000年:3名)最高薪酬人士之酬金分析如下:

	2001年	2000年
	人民幣千元	*人民幣千元*
薪金及其他酬金	**550**	130
退休金供款	**13**	26
	563	156

11 固定資產

(a) 集團

	土地使用權	道路	房屋及建築物	廠房及機器設備	運輸車輛及其他	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
成本值						
本公司於2001年1月1日 (附註11(b))	650,598	185,418	655,498	206,109	44,566	1,742,189
添置	487	—	1,399	3,387	7,857	13,130
清理報廢	—	—	—	(40)	(560)	(600)
於2001年12月31日	651,085	185,418	656,897	209,456	51,863	1,754,719
累計折舊及攤銷						
本公司於2001年1月1日 (附註11(b))	13,354	23,096	223,221	106,042	24,122	389,835
本年度折舊及攤銷	14,389	5,978	21,209	9,936	1,782	53,294
清理報廢	—	—	—	(16)	(396)	(412)
於2001年12月31日	27,743	29,074	244,430	115,962	25,508	442,717
賬面淨值						
於2001年12月31日	623,342	156,344	412,467	93,494	26,355	1,312,002

於2000年12月之業務及資產置換後，本公司無子公司，因此於2001年1月1日的固定資產僅為本公司之固定資產。

11 固定資產 *(續)*

(b) 公司

	土地使用權	道路	房屋及建築物	廠房及機器設備	運輸車輛及其他	合計
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*	*人民幣千元*
成本值						
於2001年1月1日 (附註11(a))	650,598	185,418	655,498	206,109	44,566	1,742,189
添置	487	—	1,399	1,767	6,164	9,817
清理報廢	—	—	—	(40)	(560)	(600)
於2001年12月31日	651,085	185,418	656,897	207,836	50,170	1,751,406
累計折舊及攤銷						
於2001年1月1日 (附註11(a))	13,354	23,096	223,221	106,042	24,122	389,835
本年度折舊及攤銷	14,389	5,978	21,209	9,936	1,782	53,294
清理報廢	—	—	—	(16)	(396)	(412)
於2001年12月31日	27,743	29,074	244,430	115,962	25,508	442,717
賬面淨值						
於2001年12月31日	623,342	156,344	412,467	91,874	24,662	1,308,689
於2000年12月31日	637,244	162,322	432,277	100,067	20,444	1,352,354

本集團的所有土地、道路、房屋及建築物均位於中國，並按中期租約50年期持有。

12 附屬公司

	公司	
	2001年	2000年
	人民幣千元	*人民幣千元*
在中國的非上市投資，按成本值	**18,000**	—

附屬公司的資料如下：

公司名稱	註冊地	主要業務及地點	註冊資本	所佔直接權益
天津中水有限責任公司	中國	於中國之中水生產、中水設施開發建設及技術咨詢	人民幣20,000,000元	90%

13 投資證券

	集團與公司	公司
	2001年	2000年
	人民幣千元	*人民幣千元*
在中國的非上市投資，按成本值：	**4,000**	—

14 存貨

	集團與公司	公司
	2001年	2000年
	人民幣千元	*人民幣千元*
原材料	**2,230**	2,689
零部件和低值易耗品	**284**	165
	2,514	2,854

15 貿易應收款

於2001年12月31日的貿易應收款包括應收排水公司之污水處理款人民幣44,719,000元（2000年：人民幣11,890,000元）及污水處理廠建設費收入人民幣84,864,000元（2000年：無）（附註2），以及應收市政投資之海河橋項目管理費收入人民幣2,729,000元（2000年：無）。

於2001年及2000年12月31日的貿易應收款之賬齡均在一年之內。

16 其他應收款及預付款項

於2001年12月31日的預付款項中有數額為人民幣215,026,000元為本公司自2001本9月24日至2001年12月31日止期間進行污水處理廠建設所發生的建設成本（附註2），扣除排水公司墊支的金額。

17 其他應付款

其他應付款中包括應付市政投資款人民幣17,696,000元（2000年：人民幣2,508,000元），該款項為無抵押，不計息且無具體還款期限。此外，於2001年12月31日之其他應付款還包括應付建設成本人民幣135,730,000元（2000年：無），為本公司自2001年9月24日至2001年12月31日止期間為建設污水處理廠所發生的建設成本但尚未支付予建設商之金額（附註2），其中有人民幣99,396,000元為應付關聯方之金額。

18 股本

	公司	
	2001年	2000年
	人民幣千元	*人民幣千元*
註冊股本、已發行及繳足股本：		
A股（990,000,000股），每股面值人民幣1元	**990,000**	990,000
H股（340,000,000股），每股面值人民幣1元	**340,000**	340,000
	1,330,000	1,330,000

所有A股及H股在各方面均享有同等權益。

19 儲備

(a) 集團

	資本公積 (註釋i) 人民幣千元	盈餘公積 (註釋ii) 人民幣千元	保留盈餘 人民幣千元	合計 人民幣千元
本公司於2001年1月1日 (附註19(b))	69,289	1,104	6,261	76,654
當年溢利	—	—	267,634	267,634
自損益表轉入：				
－提取法定盈餘公積金 (註釋ii)	—	26,764	(26,764)	—
－提取法定公益金(註釋ii)	—	13,382	(13,382)	—
於2001年12月31日	69,289	41,250	233,749	344,288

相當於：

於2001年12月31日的保留盈餘	127,349
2001年擬派末期股息	106,400
	233,749

於2000年12月之業務及資產置換後，本公司無子公司，因此於2001年1月1日的儲備僅為本公司之儲備。

19 儲備(續)

(b) 公司

	資本公積 (註釋i) 人民幣千元	盈餘公積 (註釋ii) 人民幣千元	(累計虧損)／保留盈餘 人民幣千元	合計 人民幣千元
於2000年1月1日	571,828	106,468	(821,600)	(143,304)
稅後溢利－化工業務	—	—	178,676	178,676
由損益表撥入	5,383	—	(5,383)	—
重估儲備盈餘於轉換化工業務給天津市政時撥入保留盈餘	33,917	—	—	33,917
置換淨資產賬面值差額補累計虧損	(541,839)	(106,468)	648,307	—
於2000年12月20日	69,289	—	—	69,289
稅後溢利－新業務	—	—	7,365	7,365
由損益表轉入：				
－提取法定盈餘公積金(註釋ii)	—	736	(736)	—
－提取法定公益金(註釋ii)	—	368	(368)	—
於2000年12月31日	69,289	1,104	6,261	76,654
於2001年1月1日(附註19(a))	69,289	1,104	6,261	76,654
當年溢利	—	—	268,616	268,616
由損益表轉入：				
－提取法定盈餘公積金(註釋ii)	—	26,764	(26,764)	—
－提取法定公益金(註釋ii)	—	13,382	(13,382)	—
於2001年12月31日	69,289	41,250	234,731	345,270
相當於：				
於2001年12月31日的保留盈餘			128,331	
擬派2001年末期股息			106,400	
			234,731	

19 儲備（續）

註釋：

(i) 下列性質的交易列入資本公積金內：

- 發行股份產生的股份溢價；
- 所收捐款；
- 重估資產產生的盈餘；及
- 根據中國法規可以列賬的任何其他項目。

(ii) 盈餘公積金包含法定盈餘公積金和法定公益金。根據本公司章程，應按中國會計制度計算的淨利潤的10%計提法定盈餘公積金（直至此項公積金結餘達註冊資本的50%為止），及淨溢利的5%至10%計提法定公益金。此等金額須在派發股息之前計提。本公司於本年度按中國會計制度計算的淨溢利的10%及5%分別計提了法定盈餘公積金和法定公益金。

(iii) 本公司於2001年12月31日未扣除2001年擬派末期股息前的可供分派儲備達人民幣234,731,000元（2000年：人民幣6,261,000元）。

20 長期負債

長期負債包括專項應付人民幣36,000,000元為本公司之子公司天津中水有限責任公司按照天津市發展計劃委員會《轉發國家計委關於下述2001年城市污水回用試點項目中央預算內專項資金投資計劃的通知》，從天津市市政工程局獲得。該專項應付款用於天津市紀庄子污水回用工程建設。其餘部份為該子公司從天津市市政府處獲得的。該等專項應付款不計息並只需在具體項目完成後（估計超過一年）才與貸款方商議還款日期和方法。

21 綜合現金流量表附註

(a) 除税前溢利與經營業務的現金流入淨額調節表

	2001年 人民幣千元	2000年 人民幣千元
除税前溢利	**399,345**	182,573
佔聯營公司溢利	**—**	(4,658)
清理固定資產虧損	**188**	10,635
投資券的減值准備	**—**	5,795
折舊及攤銷	**53,294**	305,441
利息收入	**(1,208)**	(7,538)
利息支出	**—**	223,657
其他投資收入	**—**	(2,486)
按原值變現若干已撥備資產	**—**	(254,140)
按原值變現若干已撥資產所得款項	**—**	305,249
應付聯營公司款增加	**—**	1,012
存貨減少/(增加)	**340**	(55,096)
貿易應收款及其他應收款及預收款項(增加)/減少	**(335,513)**	106,972
應收貸款增加	**—**	(10,226)
其他投資增加	**—**	(11,974)
貿易應付款及其他應付款增加	**178,758**	110,435
與原控股股東的往來賬戶之現金流入淨額	**—**	150,251
經營業務的現金流入淨額	**295,204**	1,055,902

(b) 年內融資變動分析

	少數股東權益		長期負債	
	2001年 人民幣千元	2000年 人民幣千元	2001年 人民幣千元	2000年 人民幣千元
來自融資之現金流入淨額	**2,000**	—	**36,200**	—
少數股東分攤子公司虧損	**(109)**	—	**—**	—
於2001年12月31日	**1,891**	—	**36,200**	—

22 承擔

(a) 資本承擔

	集團		公司	
	2001年	2000年	**2001年**	2000年
	人民幣千元	*人民幣千元*	***人民幣千元***	*人民幣千元*
已簽約但未撥備(註釋i)	**137,892**	1,547	**137,892**	1,547
已批准但未簽約(註釋ii)	**2,398,694**	503,000	**2,284,194**	503,000
	2,536,586	504,547	**2,422,086**	504,547

註釋:

(i) 本年末金額指本公司擬收購之污水處理廠在建工程(附註2)截至2001年9月24日之代價產生的資本承擔,須於收購完成時支付。

(ii) 本年末金額指本公司自2002年1月1日起至完成建設現有污水處理廠在建項目的預計資本承擔人民幣2,284,194,000元及本公司之子公司天津中水有限責任公司就天津市紀庄子污水回用工程的資本承擔人民幣114,500,000元。

(b) 經營租賃承擔

本公司及本集團向市政投資租用若干辦公室並簽定了不可撤銷的經營租賃合同。根據該合同,於2001年12月31日,本公司需於未來支付之最低租賃費用總額如下:

	集團及公司	
	2001年	2000年
	人民幣千元	*人民幣千元*
一年以內	**450**	450
第二年至第五年	**1,800**	380
五年以後	**6,300**	—
	8,550	830

此外,本公司向第三者租用若干收費站房屋,並簽定了無標明租賃期的經營租賃合同。根據該合同,本公司每年需支付的租賃費總額為人民幣380,000元。

23 關聯交易

新業務

截至2001年12月31日止年度，新業務與若干關聯方在日常營運中進行的重大交易如下：

公司	交易性質	截至12月31日止2001年 人民幣千元	自12月21日至12月31日止2000年 人民幣千元
收入			
排水公司	污水處理服務費收入(註釋(a))	**417,944**	11,890
排水公司	承建污水處理廠工程收入(註釋(b))	**91,013**	—
市政投資	海河橋建設管理費收入(註釋(c))	**2,729**	—
支出			
道橋公司	道路維修及保養開支(註釋(d))	**2,750**	92
市政投資	辦公室租賃費用(註釋(e))	**450**	13
李偉斌律師行	法律顧問費(註釋(f))	**1,921**	—
其他			
關聯建築商	預付污水處理建設發生成本(註釋(g))	**186,940**	—

註釋：

(a) 此乃本公司按照一份《污水處理委託協議》提供污水處理服務予排水公司所應取得的收入，詳見附註1。

(b) 此乃本公司根據與天津市排水公司簽訂的《污水處理(擴建)在建工程的收費協議》而承建污水處理廠工程所應取得的收入，詳見附註2。

(c) 此乃本公司提供海河橋建設管理服務予市政投資所應取得的收入，詳見附註2。

23 關聯交易 *(續)*

新業務(續)

(d) 根據一份道路維修養護委托協議,天津市市政道橋建築工程公司(「道橋公司」)向本公司提供有關東南半環城市道路的維修及養護服務,並按中國建設部不時發出的《全國市政工程設施養護維修估算指標》(建設部城[1993]第412號文件)所規定的費率收取費用。道橋公司是一家在中國成立的公司,並受市政局監管。

(e) 此乃本公司按照一份辦公室租賃協議應支付現控股股東的辦公室租賃費用。根據該協議,本公司向現控股股東租用其物業作為辦公室,租金為每年人民幣450,000元,每三年按一名獨立評估師釐定的市場價格予以調整。

(f) 此乃本公司支付李偉斌律師行為新增業務項目內一般常年性的法律咨詢的費用。本公司獨立非執行董事李偉斌先生擁有李偉斌律師行的權益。

(g) 此乃本公司自2001年9月24日至2001年12月31日期間發生的在建工程建設成本中由本公司關聯公司提供的污水處理廠建設服務所發生的成本:

公司的名稱	2001年 *人民幣千元*
天津市第一市政公路工程有限公司	15,022
天津市第二市政公路工程有限公司	7,791
天津市第三市政公路工程有限公司	6,899
天津市第五市政公路工程有限公司	12,311
天津市城建集團有限公司	130,611
排水管理處第二排水管理所	800
天津市排水工程公司	4,506
天津市道路橋梁管理處	5,000
天津市市政工程設計研究院	4,000
合計	186,940

(h) 於2001年12月31日,本公司的道路及收費站業務共有十六個收費站,根據一分土地租賃協議,該十六個收費站其中十三個收費站所處的土地乃由市政局永久免費授與本公司作收費站使用。

23 關聯交易(續)

化工業務

以下是本集團與原控股股東及其附屬非上市之企業由2000年1月1日至12月20日止期間在化工業務日常營運中進行的重大交易摘要:

	自1月1日 至12月20日止 2000年 *人民幣千元*
收入	
產成品銷售收入	390,832
原材料及備件銷售收入	106
加工費收入	21,552
貸款利息收入	3,131
管理費收入	700
固定資產租金收入	2,598
支出	
原材料及備件支出	697,070
購入固定資產	2,960
支付加工費	74,641
其他支持服務費用	11,621
土地及配套設施的租賃費用	3,616
職工福利費支出	26,381
維修保養費支出	600

24 資產負債表日後事項

於2002年2月28日舉行之會議上，董事建議本公司發行不超過人民幣12億元的A股可轉換公司債券。該可轉換公司債券每張面值為人民幣100元，期限為5年。該項A股可轉換公司債券的發行有待於2002年舉行之股東大會決議通過。

25 最終控股公司

本公司董事視天津市政投資有限公司為本公司的最終控股公司。

26 報表核准

本賬目已於2002年2月28日由本公司董事會核准。

根據中國會計規則及香港會計原則編製賬目之間出現的重大差異

分別按中國會計規則及香港會計原則編製截至2001年12月31日止年度賬目之間的差異載列如下：

	股東應佔溢利		資產淨值	
	集團	公司	集團	公司
	人民幣千元	*人民幣千元*	*人民幣千元*	*人民幣千元*
按中國會計規則編製	267,634	267,634	1,567,888	1,567,888
冲回根據權益法入賬之子公司虧損	—	982	—	982
2001年擬派末期股息	—	—	106,400	106,400
按香港會計原則編製	267,634	268,616	1,674,288	1,675,270

1. 2001年度本公司無訴訟、仲裁事項。

2. 本報告期內，本公司收購及出售資產、吸收合併事項的簡要情況及進程：

本報告期內，2001年9月24日天津市排水公司與本公司就北倉污水處理廠在建工程、咸陽路污水處理廠在建工程及紀庄子污水處理廠（擴建）在建工程簽訂了有條件的轉讓協議，除貸款的轉貸手續正在辦理之中外，其他條件均已成就，截至2002年2月，本公司日元貸款的轉貸手續已取得國家財政部的批覆，其餘兩筆貸款的轉貸手續正在積極的辦理之中。本公司2001年度臨時股東大會已通過了修改公司章程的議案，但由於本報告期內，上述幾項工程尚未完工，因此，待上述幾項工程完工時，再對公司章程的相關內容進行修改。

該項業務的收入來源依據2001年9月24日與天津市排水公司簽訂的《污水處理（擴建）在建工程的收費協議》獲得。本報告期內，實際完成工程工作量人民幣238,926,154元，按照工程進度本公司共獲得工程建設費人民幣91,012,587元。

3. 重大關聯交易事項

(1) 2001年9月24日天津市排水公司與本公司簽訂了《北倉污水處理廠在建工程轉讓協議》。

(2) 2001年9月24日天津市排水公司與本公司簽訂了《咸陽路污水處理廠在建工程轉讓協議》。

(3) 2001年9月24日天津市排水公司與本公司簽訂了《紀庄子污水處理廠（擴建）在建工程轉讓協議》。

(4) 2001年9月24日天津市政投資有限公司與本公司簽訂的《中環線東南半環海河大橋項目委託管理合同》。

本次關聯交易的公告刊登在2001年9月25日、2001年9月26日及2001年10月18日的《上海證券報》、香港《文滙報》和《Hong Kong iMail》上。

(5) 根據天津市政與天津市排水公司於2000年10月10日訂立的污水處理委托協議，天津市排水公司同意聘用天津市政處理污水，為期三十年，而價格是根據計價公式所計出的價格計算。天津市排水公司為一家在中國成立的國有企業，並受天津市市政工程局的監控。該協議初步由天津市政與天津市排水公司訂立，因為在該時期污水處理業務是由天津市政擁有及經營的。在資產置換完成後，天津市

政的權利及責任自動轉移予本公司，而本公司代替天津市政成為協議的訂約方。根據計價公式，處理污水的價格是按成本加盈利的方法，並與(其中包括)污水處理成本和資本投資的固定回報及獎勵金相掛鈎計算。

在回顧期內，本公司已處理2.19億立方米的污水。污水處理費人民幣4.18億元及其純利貢獻人民幣1.92億元來自於2001年12月31日止年度根據污水處理委託協議所提供的服務。此外，已完成的北倉污水處理廠在建工程、咸陽路污水處理廠在建工程及紀庄子污水處理(擴建)在建工程的工作量達人民幣2.39億元。惟根據污水處理(擴建)在建工程的收費協議，於2001年12月31日止年度錄得收入約人民幣91,013,000元及純利貢獻人民幣47,070,000元。

(6) 根據天津市政與天津市市政道橋建築工程公司(〔道橋公司〕)於2000年10月1日訂立的道路維修養護委托協議及於2000年11月24日訂立的補充協議，道橋公司向天津市政提供有關東南半環城市道路的維修及養護服務。道橋公司為一家於中國成立的公司，並受天津市市政工程局監管。該協議初步由天津市政與道橋公司訂立，因為在該時期東南半環城市道路是由天津市政擁有及經營的。在資產置換完成後，天津市政的權利及責任自動轉讓予本公司，而本公司代替天津市政成為協議的訂約方。根據協議的條款，道橋公司將按建設部不時發出的《全國市政工程設施養護維修估算指示》(建設部成〔1993〕412號文)所規定費率向本公司收取費用。

(7) 本公司與天津市政於2000年10月10日訂立房屋租賃協議，據此，本公司於資產置換完成後向天津市政租用位於中國天津市南開區水上公園北路津龍公寓18號作為其辦公室物業，總建築面積約為674平方米。本公司每年須向天津市政支付的租金為人民幣450,000元。每三年按一名獨立估值師所厘定的市場租金予以調整。

本公司獨立董事確認上述交易是按一般商業條款進行的。

(8) 本公司為新增業務和一般常年性的法律咨詢而支付本公司香港法律顧問李偉斌律師行人民幣1,921,000元，由於李偉斌先生現任本公司獨立董事並為李偉斌律師行的合伙人，因此構成關聯交易。

4. 重大合同及其履行情況

本報告期內本公司各項業務合同履行正常，無重大合同糾紛發生。

(1) 本報告期內本公司沒有重大託管、承包、租賃其他公司資產或其他公司託管、承包、租賃本公司資產的事項。

(2) 本報告期內本公司未發生擔保事項。

(3) 本報告期內本公司沒有發生委託他人進行現金資產管理事項，未來也沒有委託理財計劃。

5. 本報告期或持續到本報告期內，本公司或持股5%以上股東未在指定報刊及網站上刊登任何承諾事項。

6. 本報告期內本公司繼聘普華永道中天會計師事務所有限公司和香港羅兵咸永道會計師事務所擔任本公司審計工作。本公司最近一年內支付給會計師事務所的報酬如下：

	2001年 人民幣元	備註
財務審計費	**4,134,000**	不包括本公司承擔差旅費等下述其他費用
其他費用	**77,700**	於二零零一年十二月三十一日止年度，本公司向其核數師支付的其他費用人民幣77,700元，乃償付本公司核數師在天津履行核數工作過程中所產生的住宿及交通開支。本公司董事確認，支付該筆款項無損本公司核數師的獨立性

上述財務審計費用包括：

(1) 國際及國內審計師2001年中期會計報表審閱和審計及年終會計報表的審計；及

(2) 國際及國內審計師就有關新增業務的相關事宜提供財務諮詢服務。

7. 本報告期內，本公司、本公司董事會及董事、高級管理人員在本報告期內沒有受到中國證監會稽查、中國證監會行政處罰、通報批評、證券交易所公開譴責的情形。中國證監會及其派出機構也沒有對本公司進行例行巡迴檢查。

8. 本報告期內，本公司執行33%的所得稅率，沒有享受所得稅優惠政策。

9. 其他重大事項

(1) 經上海普華永道中天會計師事務所有限公司審計，本公司2000年度盈利人民幣168,604千元，會計師事務所對本公司2000年年度財務報告出具了標準無保留意見審計報告。上海證券交易所決定於2001年3月26日起撤消對本公司A股股票交易的特別處理，本公司A股股票簡稱由「ST創業」變更為「創業環保」。

(2) 2001年6月20日，經本公司、天津市政投資有限公司及天津渤海化工集團公司三方確認，除置出資產中的土地及房屋資產尚未辦理完畢過戶手續外，有關資產置換各項過戶手續已全部完成。

1. 載有法定代表人、主管會計工作負責人、會計機構負責人簽名並蓋章的會計報表。

2. 載有會計師事務所蓋章、註冊會計師簽名並蓋章的出具自普華永道中天會計師事務所有限公司及羅兵咸永道會計師事務所2001年度審計報告原件。

3. 本報告期內在中國證監會指定報紙上公開披露過的所有本公司文件的正本及公告原稿。

4. 在其它證券市場公佈的年度報告。

茲通告天津創業環保股份有限公司（「本公司」）謹定於2002年4月16日上午九時三十分、十一時及十一時三十分假座中華人民共和國（「中國」）天津市和平區貴州路45號天津創業環保股份有限公司四樓會議室分別舉行2001年度股東大會（「股東大會」）（即本公司第十次股東大會）、發行A股可轉換公司債券的內資股類別股東大會（「內資股類別股東大會」）及H股類別股東大會（「H股類別股東大會」）藉以通過載於下文的決議：

I. **普通決議案：**

1、 審議公司2001年年度報告；

2、 審議本公司2001年度董事會工作報告；

3、 審議本公司2001年度監事會工作報告；

4、 聽取普華永道中天會計師事務所有限公司和香港羅兵咸永道會計師事務所對本公司2001年度《財務會計報告》所做的《審計報告書》，並審議經審計的本公司2001年度《財務會計報告》；

5、 審議本公司2001年度財務決算及2002年度財務預算報告；

6、 審議本公司關於2001年度利潤分配的預案；

7、 審議關於繼續聘任普華永道中天會計師事務所有限公司和香港羅兵咸永道會計師事務所為本公司2002年度審計（核數）師，並授權董事長具體辦理聘用事宜的議案；

8、 審議本公司股東大會議事規則（附件一）；

9、 審議關於李偉斌先生及管維立先生辭去獨立董事的申請，並審議董事會提出的關於選舉高宗澤先生及王翔飛先生為獨立董事的議案（請參照有關建議更換獨立非執行董事的通函）；

10、 審議本公司2002年度發展計劃，並確認或追認董事會根據發展計劃而實施的事項；

11、 審議關於董事薪酬的議案；

II. **特別決議案：**

1、 審議關於本公司修改章程的議案(附件二)。

2、 逐項審議關於本公司發行A股可轉換公司債券的議案(請參閱建議申請於中華人民共和國發行不多於人民幣1.2億元A股可轉換公司債券的通函)：

(1) 本公司關於發行可轉換公司債券的主要條款；

其中主要包括逐項審議：發行規模、向原股東配售的安排、募集資金用途、轉股價格的確定及調整原則，轉股價格修正等事項。

(2) 關於本公司發行可轉換公司債券募集資金投向的可行性研究報告；

(3) 董事會關於前次募集資金投向的說明(註7)；

(4) 關於授權董事會全權辦理本次發行可轉換公司債券的相關事宜的議案；及

(5) 本次發行可轉換公司債券有效期限的議案。

3、 審議通過關於授權董事會配發及發行不超過現有發行在外的H股股份20%的新股份(H股)的建議：

a) 在c)段及d)段的規限下，根據香港聯合交易所有限公司證券上市規則(不時經修訂)及中華人民共和國(「中國」)公司法，一般及無條件批准本公司董事行使本公司的一切權力，於有關期間內個別或共同配發或發行新股份，及董事行使權力決定配發或發行新股份的條款及條件(包括以下條款)：

(1) 將予發行的新股份的數目；

(2) 新股份的發行價；

(3) 開始及結束發行的日期；

(4) 將予發行予現有股東的新股份的數目；及

(5) 作出或授予可能需要行使該等權力的售股建議、協議及購股權。

b) a)段所述的批准授權本公司董事於有關期間內作出或授予需要或可能需要於有關期間內結束後行使該等權力的售股協議、協議及購股權。

c) 本公司董事根據a)段所述的批准配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式配發)的境外上市外資股的面值總額(不包括根據中國公司法及本公司的公司章程(「公司章程」)以法定公積金化作資本的方式發行的股份)不得超過本公司現已發行境外上市外資股的百分之二十。

d) 於根據上文a)段行使權力時,本公司董事必須

(1) 遵守中國公司法及香港聯合交易所有限公司證券上市規則(不時經修訂);及

(2) 取得中國證券監督管理委員會的批准。

e) 就本決議而言:

「有關期間」乃指本決議案獲通過之日起至下列三者中較早的日期止的期間:

(1) 本決議案獲通過之日後十二個月;

(2) 本公司下屆股東周年大會結束時;及

(3) 股東於股東大會上通過特別決議案撤回或修訂本決議案所述授權之日。

f) 在中國有關部門批准的規限下及根據中國公司法,授權本公司董事於根據上文a)段行使權力時分別將本公司的註冊資本增加至所需的數額。

g) 在中國有關部門批准的規限下,授權董事會對公司章程作出適當及必要的修訂,以反映本公司資本根據此項授權而產生的變動。

III. **H股類別股東大會需表決的事項：**

逐項審議關於本公司發行A股可轉換公司債券的議案(請參閱建議申請於中華人民共和國發行不多於人民幣12億元A股可轉換公司債券的通函)：

(1) 本公司關於發行可轉換公司債券的主要條款：

其中主要包括逐項審議：發行規模、向原股東配售的安排、募集資金用途、轉股價格的確定及調整原則，轉股價格修正等事項。

(2) 關於本公司發行可轉換公司債券募集資金投向的可行性研究報告；

(3) 董事會關於前次募集資金投向的説明；

(4) 關於授權董事會全權辦理本次發行可轉換公司債券的相關事宜的議案；

(5) 本次發行可轉換公司債券有效期限的議案；

IV. **內資股類別股東大會需表決的事項：**

逐項審議關於本公司發行A股可轉換公司債券的議案(請參閱建議申請於中華人民共和國發行不多於人民幣12億元A股可轉換公司債券的通函)：

(1) 本公司關於發行可轉換公司債券的主要條款：

其中主要包括逐項審議：發行規模、向原股東配售的安排、募集資金用途、轉股價格的確定及調整原則，轉股價格修正等事項。

(2) 關於本公司發行可轉換公司債券募集資金投向的可行性研究報告；

(3) 董事會關於前次募集資金投向的説明；

(4) 關於授權董事會全權辦理本次發行可轉換公司債券的相關事宜的議案；

(5) 本次發行可轉換公司債券有效期限的議案；

V. **其他事項**

承董事會命
公司秘書
付亞娜　葉沛森

中國天津
2002年2月28日

本公司法定地址： 中國
天津市
南開區
水上公園北路
津龍公寓18號

電話：(8622)-23523036
電傳：(8622)-23523100

附註：

1. 本公司將由2002年3月15日起至2002年4月16日止（首尾兩天包括在內）暫停辦理H股之過戶登記手續，以確定股東大會及H股類別股東大會之股東名單，股份過戶表格最遲須於2002年3月14日下午4時或之前交回香港證券登記有限公司。

2. 凡有權出席股東大會及／或內資股類別股東大會及／或H股類別股東大會並有權表決的股東均可委任一位或多位人士（不論該人士是否股東）作為股東代理人，代其出席股東大會及／或內資股類別股東大會及／或H股類別股東大會並行使其表決權。但委任超過一名股東代理人的股東，其股東代理人只能行使投票方式的表決權。

3. 股東委託他人出席股東大會及／或內資股類別股東大會及／或H股類別股東大會及行使其表決權須以書面形式委任（委任表格附後）。此等委任表格可由委托人簽署，也可由委托人的授權人簽署。如果該委托表格由委托人的授權人簽署，則委托人授權其簽署的授權書或其他有效授權文件需要經過公證。經過公證的授權書或其他有效之授權文件及代表委任表格，須在股東大會及／或內資股類別股東大會及／或H股類別股東大會舉行開始時間24小時前，交回本公司上述之法定地址，方為有效。

4. 擬出席股東大會及／或內資股類別股東大會及／或H股類別股東大會的股東或其股東代理人應於2002年3月26日或以前，將擬出席股東大會及／或內資股類別股東大會及／或H股類別股東大會的書面回覆送還本公司上述之法定地址的股份制辦公室。回覆可用來人、來函或傳真方法傳遞。書面回覆請採用所附「回條」或其複印件。

5. 股東或其股東代理人須於出席股東大會及／或內資股類別股東大會及／或H股類別股東大會時出示本人身份證件，代理人還須攜帶委托人或委托人的授權人簽署的委托表格。

6. 預期股東大會及內資股類別股東大會及H股類別股東大會會議需時半天，有關往返交通及食宿費用由出席股東大會及／或內資股類別股東大會及／或H股類別股東大會之股東及其代理人自行負責。

7. 公司前身渤海化工在2000年12月20日經過公司臨時股東大會通過，與天津市政進行了整體資產置換，原渤海化工的所有的業務、資產和負債都已置換出公司，置換後公司的資產與前次募集資金沒有關係，前次募集資金的使用效果也與公司目前經營狀況沒有聯系。鑒於以上原因，中國會計師也無法對前次募集資金的使用情況進行專項審計。

附件一

天津創業環保股份有限公司股東大會議事規則

第一章　一般規定

第一條　為了確保天津創業環保股份有限公司（以下簡稱「公司」）股東大會會議的正常秩序和效率，保證股東大會依法行使職權，維護股東享有的合法權益和正當履行義務，按照《中華人民共和國公司法》、《上市公司股東大會規範意見》及《天津創業環保股份有限公司章程》（以下簡稱《公司章程》）規定，特制定本規則。

第二條　股東大會是由公司全體股東組成的，是公司的權力機構。

第三條　董事會應嚴格遵守《公司法》及其他法律法規關於召開股東大會的各項規定，認真、按時組織好股東大會。公司全體董事對於股東大會的正常召開負有誠信責任，不得阻礙股東大會依法履行職權。

第四條　股東大會分為年度股東大會和臨時股東大會。年度股東大會每年召開應當於上一會計年度結束後的六個月內舉行。

公司在上述期限內因故不能召開年度股東大會的，應當報告證券交易所，說明原因並公告。

在上述期限內，公司無正當理由不召開年度股東大會的，董事會應當承擔相應的責任。

第五條　股東大會應當在《公司法》規定的範圍內行使職權，不得干涉股東對自身權利的處分。

股東大會討論和決定的事項，應當依照《公司法》和《公司章程》的規定確定，年度股東大會可以討論《公司章程》規定的任何事項。

第六條　公司召開股東大會，董事會應當在會議召開四十五日以前以公告方式通知各股東。公司境外上市外資股股東則應按照《公司章程》第五十七條的規定執行。

第七條　年度股東大會和應股東或監事會的要求提議召開的臨時股東大會不得採取通訊表決方式；臨時股東大會審議下列事項時，不得採取通訊表決方式：

（一）　公司增加或者減少註冊資本；

（二）　發行公司債券；

（三）　公司的分立、合併、解散和清算；

（四）　《公司章程》的修改；

（五）　利潤分配方案和彌補虧損方案；

（六）　董事會和監事會成員的任免；

（七）　變更募股資金投向；

（八）　需股東大會審議的關聯交易；

（九）　需股東大會審議的收購或出售資產事項；

（十）　變更會計師事務所；

（十一）《公司章程》規定的不得通訊表決的其他事項。

第八條　公司董事會應當聘請有證券從業資格的律師出席股東大會，對以下問題出具意見並公告：

（一）　股東大會的召集、召開程序是否符合法律法規的規定，是否符合《公司章程》；

（二）　驗證出席會議人員資格的合法有效性；

（三）　驗證年度股東大會提出新提案的股東的資格；

（四） 股東大會的表決程序是否合法有效；

（五） 應公司要求對其他問題出具的法律意見。

公司董事會也可同時聘請公證人員出席股東大會。

第九條 董事會發佈召開股東大會的通知後，除有不可抗力或者其它意外事件等原因，董事會不得變更股東大會召開的時間。因不可抗力確需變更股東大會召開時間的，不應因此而變更股權登記日。公司因特殊原因必須延期召開股東大會的，應在原定股東大會召開日前至少五個工作日發佈延期通知。董事會在延期召開通知中應說明原因並公佈延期後的召開日期。

第二章 股東大會討論的事項與提案

第十條 股東大會的提案是針對應當由股東大會討論的事項所提出的具體議案，股東大會應當對具體的提案作出決議。

第十一條 董事會在召開股東大會的通知中應列出本次股東大會討論的事項，並將董事會提出的所有提案的內容充分披露。需要變更前次股東大會決議涉及的事項的，提案內容應當完整，不能只列出變更的內容。列入「其他事項」但未明確具體內容的，不能視為提案，股東大會不得進行表決。

第十二條 會議通知發出後，董事會不得再提出會議通知中未列出事項的新提案，對原有提案的修改應當在股東大會召開的前十五天公告。否則，會議召開日期應當順延，保證至少有十五天的間隔期。

第十三條 股東大會提案應當符合下列條件：

（一） 內容與法律、法規和章程的規定不相抵觸，並屬於公司經營範圍和股東大會職責範圍；

（二） 有明確議題和具體決議事項；

（三） 以書面形式提交或送達董事會。

第十四條 公司董事會應當以公司和股東的最大利益為行為準則，按照本議事規則第十三條的規定對股東大會提案進行審查。

第十五條 董事會決定不將股東大會提案列入會議議程的，應當在該次股東大會上進行解釋和説明，並將提案內容和董事會的説明在股東大會結束後與股東大會決議一併公告。

第十六條 提出提案的股東對董事會不將其提案列入股東大會會議議程的決定持有異議的，可以按照本議事規則第三十四條的規定程序要求召集臨時股東大會。

第十七條 年度股東大會，單獨持有或者合併持有公司有表決權總數百分之五以上的股東或者監事會可以提出新的提案。

臨時提案如果屬於董事會會議通知中未列出的新事項，同時這些事項是屬於本議事規則第七條所列事項的，提案人應當在股東大會召開前十天將提案遞交董事會並由董事會審核後公告。

第一大股東提出新的分配提案時，應當在年度股東大會召開的前十天提交董事會並由董事會公告，不足十天的，第一大股東不得在本次年度股東大會提出新的分配提案。

除此以外的提案，提案人可以提前將提案遞交董事會並由董事會公告，也可以直接在年度股東大會上提出。

第十八條　對於前條所述的年度股東大會臨時提案，董事會按以下原則對提案進行審核：

（一）關聯性。董事會對股東提案進行審核，對於股東提案涉及事項與公司有直接關係，並且不超出法律、法規和《公司章程》規定的股東大會職權範圍的，應提交股東大會討論。對於不符合上述要求的，不提交股東大會討論。

如果董事會決定不將股東提案提交股東大會表決，應當在該次股東大會上進行解釋和說明。

（二）程序性。董事會可以對股東提案涉及的程序性問題做出決定。如將提案進行分拆或合併表決，需徵得原提案人同意；原提案人不同意變更的，股東大會會議主持人可就程序性問題提請股東大會做出決定，並按照股東大會決定的程序進行討論。

第十九條　提出涉及投資、財產處置和收購兼併等提案的，應當充分說明該事項的詳情，包括：涉及金額、價格（或計價方法）、資產的賬面值、對公司的影響、審批情況等。如果按照有關規定需進行資產評估、審計或出具獨立財務顧問報告的，董事會應當在股東大會召開前至少五個工作日公佈資產評估情況、審計結果或獨立財務顧問報告。

第二十條　董事會提出改變募股資金用途提案的，應在召開股東大會的通知中說明改變募股資金用途的原因、新項目的概況及對公司未來的影響。

第二十一條　涉及公開發行股票等需要報送中國證監會核准的事項，應當作為專項提案提出。

第二十二條　董事會審議通過年度報告後，應當對利潤分配方案做出決議，並作為年度股東大會的提案。董事會在提出資本公積轉增股本方案時，需詳細說明轉增原因，並在公告中披露。董事會

在公告股份派送或資本公積轉增方案時，應披露送轉前後對比的每股收益和每股淨資產，以及對公司今後發展的影響。

第二十三條　會計師事務所的聘任，由董事會提出提案，股東大會表決通過。董事會提出解聘或不再續聘會計師事務所的提案時，應事先通知該會計師事務所，並向股東大會説明原因。會計師事務所有權向股東大會陳述意見。

非會議期間，董事會因正當理由解聘會計師事務所的，可臨時聘請其他會計師事務所，但必須在下一次股東大會上追認通過。

會計師事務所提出辭聘的，董事會應在下一次股東大會説明原因。辭聘的會計師事務所有責任以書面形式或派人出席股東大會，向股東大會説明公司有無不當。

第三章　臨時股東大會的召開

第二十四條　有下列情形之一的，公司在事實發生之日起兩個月以內召開臨時股東大會：

(一)　董事人數不足《公司法》規定的法定最低人數，或者少於章程所定人數的三分之二時；

(二)　公司未彌補的虧損達股本總額的三分之一時；

(三)　單獨或者合併持有公司有表決權股份總數百分之十(不含投票代理權)以上的股東書面請求時；

(四)　董事會認為必要時；

(五)　監事會提議召開時；

(六)　公司章程規定的其他情形。

前述第(三)項持股股份數按股東提出書面要求計算。

第二十五條　臨時股東大會只對通知中列明的事項作出決議。

第二十六條　單獨或者合併持有公司有表決權總數百分之十以上的股東(下稱「提議股東」)或者監事會提議董事會召開臨時股東大會時，應以書面形式向董事會提出會議議題和內容完整的提案。書面提案應當報所在地中國證監會派出機構和證券交易所備案。提議股東或者監事會應當保證提案內容符合法律、法規和《公司章程》的規定。

第二十七條　監事會或者股東要求召集臨時股東大會的，應當按照下列程序辦理：

(一)　簽署一份或者數份同樣格式內容的書面要求，提請董事會召集臨時股東大會，並闡明會議議題。董事會在收到前述書面要求後，應當儘快發出召集臨時股東大會的通知。

(二)　如果董事會在收到前述書面要求後三十日內沒有發出召集會議的通告，提出召集會議的監事會或者股東在報經公司所在地的地方證券主管機關同意後，可以在董事會收到該要求後三個月內自行召集臨時股東大會。召集的程序應當盡可能與董事會召集股東會議和程序相同。

監事會或者股東因董事會未應前述要求舉行會議而自行召集並舉行會議的，由公司給予監事會或者股東必要協助，並承擔會議費用。

第二十八條　董事會在收到監事會的書面提議後應當在十五日內發出召開股東大會的通知，召開程序應符合本議事規則相關條款的規定。

第二十九條　對於提議股東要求召開股東大會的書面提案，董事會應當依據法律、法規和《公司章程》決定是否召開股東大會。董事會決議應當在收到前述書面提議後十五日內反饋給提議股東並報告所在地中國證監會派出機構和證券交易所。

第三十條　董事會做出同意召開股東大會決定的，應當發出召開股東大會的通知，通知中對原提案的變更應當徵得提議股東的同意。通知發出後，董事會不得再提出新的提案，未徵得提議股東的同意也不得再對股東大會召開的時間進行變更或推遲。

第三十一條　董事會認為提議股東的提案違反法律、法規和《公司章程》的規定，應當做出不同意召開股東大會的決定，並將反饋意見通知提議股東。

提議股東可在收到通知之日起十五日內決定放棄召開臨時股東大會，或者自行發出召開臨時股東大會的通知。

提議股東決定放棄召開臨時股東大會的，應當報告所在地中國證監會派出機構和證券交易所。

第三十二條　提議股東決定自行召開臨時股東大會的，應當書面通知董事會，報公司所在地中國證監會派出機構和證券交易所備案後，發出召開臨時股東大會的通知，通知的內容應當符合以下規定：

（一）　提案內容不得增加新的內容，否則提議股東應按上述程序重新向董事會提出召開股東大會的請求。

（二）　會議地點應當為公司所在地。

第三十三條　對於提議股東決定自行召開的臨時股東大會，董事會及董事會秘書應切實履行職責。董事會應當保證會議的正常秩序，會議費用的合理開支由公司承擔。會議召開程序應當符合以下規定：

（一）　會議由董事會負責召集，董事會秘書必須出席會議，董事、監事應當出席會議；董事長負責主持會議，董事長因特殊原因不能履行職務時，由副董事長或者其他董事主持；

（二）　董事會應當聘請有證券從業資格的律師，按照本議事規則第七條的規定，出具法律意見；

（三）　召開程序應當符合本議事規則相關條款的規定。

第三十四條　董事會未能指定董事主持股東大會的，提議股東在報所在地中國證監會派出機構備案後會議由提議股東主持；提議股東應當聘請有證券從業資格的律師，按照本議事規則第八條的規定出具法律意見，律師費用由提議股東自行承擔；董事會秘書應切實履行職責，其餘召開程序應當符合本議事規則相關條款的規定。

第四章　股東大會的召開

第三十五條　公司召開股東大會應堅持樸素從簡的原則，不得給予出席會議的股東(或代理人)額外的經濟利益。

第三十六條　股東大會會議由董事會依法召集，由董事長主持。董事長因故不能履行職務時，由董事長指定的副董事長或其它董事主持；董事長和副董事長均不能出席會議，董事長也未指定人選的，由董事會指定一名董事主持會議；董事會未指定會議主持人的，由出席會議的股東共同推舉一名股東主持會議；如果因任何理由，股東無法主持會議，應當由出席會議的持有最多表決權股份的股東(或股東代理人)主持。

第三十七條　股東可以親自出席股東大會，也可以委託代理人代為出席和表決。

股東應當以書面形式委託代理人，由委託人簽署或者由其以書面形式委託的代理人簽署；委託人為法人的，應當加蓋法人印章或者由其正式委任的代理人簽署。

第三十八條　個人股東親自出席會議的，應出示本人身份證和持股憑證；委託代理他人出席會議的，應出示本人身份證、代理委託書和持股憑證。

法人股東應由法定代表人或者法定代表人委託的代理人出席會議。法定代表人出席會議的，應出示本人身份證、能證明其具有法定代表人資格的有效證明和持股憑證。

委託代理人出席會議的，代理人應出示本人身份證、法人股東單位的法定代表人依法出具的書面委託書和持股憑證。

第三十九條　公司召開股東大會，持有或者合併持有公司發行在外有表決權股份總數的百分之五以上的股東，有權向公司提出新的提案。

第四十條　公司董事會、監事會應當採取必要的措施，保證股東大會的嚴肅性和正常秩序，除出席會議的股東(或代理人)、董事、監事、董事會秘書、高級管理人員、聘任律師及董事會邀請的人員以外，公司有權依法拒絕其他人士入場，對於干擾股東大會秩序、尋釁滋事和侵犯其他股東合法權益的行為，公司應當採取措施加以制止並及時報告有關部門查處。

第四十一條　股東(包括股東代理人)以其所代表的有表決權的股份數額行使表決權，每一股份享有一票表決權。

第四十二條　股東大會決議分為普通決議和特別決議。

股東大會作出普通決議，應當由出席股東大會的股東(包括股東代理人)所持表決權的二分之一以上通過。

股東大會作出特別決議，應當由出席股東大會的股東(包括股東代理人)所持表決權的三分之二以上通過。

第四十三條　下列事項由股東大會以普通決議通過：

(一)　董事會和監事會的工作報告；

(二)　董事會擬定的利潤分配方案和彌補虧損方案；

(三)　董事會和監事會成員的任免及其報酬和支付方法；

(四)　公司年度預算方案、決算方案；

(五)　公司年度報告；

(六)　除法律、行政法規規定或者公司章程規定應當以特別決議通過以外的其他事項。

第四十四條　下列事項由股東大會以特別決議通過：

（一）　公司增加或者減少註冊資本；

（二）　發行公司債券；

（三）　公司的分立、合併、解散和清算；

（四）　公司章程的修改；

（五）　回購本公司股票；

（六）　公司章程規定和股東大會以普通決議認定會對公司產生重大影響的、需要以特別決議通過的其他事項。

第四十五條　非經股東大會以特別決議批准，公司不得與董事、經理和其它高級管理人員以外的人訂立將公司全部或者重要業務的管理交予該人負責的合同。

第四十六條　董事、監事候選人名單以提案的方式提請股東大會決議。

董事會應當向股東提供候選董事、監事的簡歷和基本情況。

公司首屆董事會成員由發起人提名，以後每屆董事會成員由上一屆董事會提名。公司首屆監事會由股東代表出任的監事由發起人提名，以後每屆監事會中由股東代表出任的監事由上一屆監事會提名。

第四十七條　股東大會採取舉手方式進行表決，如遇特殊情況須遵循《公司章程》規定進行。

第四十八條　每一審議事項的表決投票，應當至少有兩名股東代表和一名監事參加清點，並由清點人代表當場公佈表決結果。

第四十九條　會議主持人根據表決結果決定股東大會的決議是否通過，並應當在會上宣佈表決結果。決議的表決結果載入會議記錄。

第五十條　會議主持人如果對提交表決的決議結果有任何懷疑，可以對所投票數進行點算；如果會議主持人未進行點票，出席會議的股東或者股東代理人對會議主持人宣佈結果有異議的，有權在宣佈表決結果後立即要求點票，會議主持人應當即時點票。

第五十一條　股東大會審議有關關聯交易事項時，關聯股東不應當參與投票表決，其所代表的有表決權的股份數不計入有效表決總數；股東大會決議的公告應當充分披露非關聯股東的表決情況。如有特殊情況關聯股東無法迴避時，公司在徵得有權部門的同意後，可以按照正常程序進行表決，並在股東大會決議公告中作出詳細說明。有關聯關係的股東需要迴避的關聯交易主要是：購買或銷售商品的行為及定價；股份公司收購股東資產或技術的行為及定價；租賃廠房、設備的定價等。

第五十二條　除涉及公司商業秘密不能在股東大會上公開外，董事會和監事會應當對股東的質詢和建議作出答覆或說明。

第五十三條　股東大會應有會議記錄。會議記錄記載以下內容：

(一)　出席股東大會的有表決權的股份數，佔公司總股份的比例；

(二)　召開會議的日期、地點；

(三)　會議主持人姓名、會議議程；

(四)　各發言人對每個審議事項的發言要點；

(五)　每一表決事項的表決結果；

(六)　股東的質詢意見、建議及董事會、監事會的答覆或說明等內容；

(七)　股東大會認為和公司章程規定應當載入會議記錄的其他內容。

第五十四條　股東大會記錄由出席會議的董事和記錄員簽名，並作為公司檔案由董事會秘書保存。

股東大會會議記錄的保管期限為二十年。

第五十五條　對股東大會到會人數、參會股東持有的股份數額、授權委託書、每一表決事項的表決事項表決結果、會議記錄、會議程序的合法性等事項，可以進行公證。

第五十六條　在年度股東大會上，董事會應當就前次年度股東大會以來股東大會決議中應由董事會辦理的各事項的執行情況向股東大會做出報告並公告。

第五十七條　在年度股東大會上，監事會應當宣讀有關公司過去一年的監督事項報告，內容包括：

(一)　公司財務的檢查情況；

(二)　董事、高層管理人員執行公司職務時的盡職情況及對有關法律、法規、《公司章程》及股東大會決議的執行情況；

(三)　監事會認為應當向股東大會報告的其他重大事件。

監事會認為有必要時，還可以對股東大會審議的提案出具意見，並提交獨立報告。

第五十八條　註冊會計師對公司財務報告出具解釋性説明、保留意見、無法表示意見或否定意見的審計報告的，公司董事會應當將導致會計師出具上述意見的有關事項及對公司財務狀況和經營狀況的影響向股東大會做出説明。如果該事項對當期利潤有直接影響，公司董事會應當根據孰低原則確定利潤分配預案或者公積金轉增股本預案。

第五十九條　股東大會對所有列入議事日程的提案應當進行逐項表決，不得以任何理由擱置或不予表決。年度股東大會對同一事項有不同提案的，應以提案提出的時間順序進行表決，對事項作出決議。

第六十條　臨時股東大會不得對召開股東大會的通知中未列明的事項進行表決。臨時股東大會審議通知中列明的提案內容時，對涉及本議事規則第六條所列事項的提案內容不得進行變更；任何變更都應視為另一個新的提案，不得在本次股東大會上進行表決。

第六十一條　股東大會就關聯交易進行表決時，涉及關聯交易的各股東，應當迴避表決，上述股東所持表決權不應計入出席股東大會有表決權的股份總數。股東大會決議的公告應當充分披露非關聯股東的表決情況。如有特殊情況關聯股東無法迴避時，公司在徵得有關部門的同意後，可以按照正常程序進行表決，並在股東大會決議公告中作出詳細說明。

第六十二條　股東大會審議董事、監事選舉的提案，應當對每一個董事、監事候選人逐個進行表決。改選董事、監事提案獲得通過的，新任董事、監事在會議結束之後立即就任。

第六十三條　公司董事會應當保證股東大會在合理的工作時間內連續舉行，直至形成最終決議。因不可抗力或其他異常原因導致股東大會不能正常召開或未能做出任何決議的，公司董事會有義務採取必要措施儘快恢復召開股東大會。

第六十四條　會議提案未獲通過，或者本次股東大會變更前次股東大會決議的，董事會應在股東大會決議公告中做出說明。

第六十五條　股東大會各項決議的內容應當符合法律和《公司章程》的規定。出席會議的董事應當忠實履行職責，保證決議內容的真實、準確和完整，不得使用容易引起歧義的表述。

股東大會的決議違反法律、行政法規，侵犯股東合法權益的，股東有權依法向人民法院提起民事訴訟。

境外上市外資股股東亦可根據《公司章程》第二十一章有關爭議的解決條款執行。

第六十六條　股東大會決議公告應注明出席會議的股東(和代理人)人數、所持(代理)股份總數及佔公司有表決權總股份的比例，表決方式以及每項提案表決結果。對股東提案做出的決議，應列明提案股東的姓名或名稱、持股比例和提案內容。

第六十七條　利潤分配方案、公積金轉增股本方案經公司股東大會批准後，公司董事會應當在股東大會召開後兩個月內完成股利(或股份)的派發(或轉增)事項。

第五章　其他

第六十八條　對股東大會的召集、召開、表決程序及決議的合法有效性發生爭議又無法協調的，有關當事人可以向人民法院提起訴訟。

第六十九條　本議事規則自股東大會批准通過之日起施行。

附件二

天津創業環保股份有限公司董事會
關於修改公司章程的議案

根據中國證監會和國家經貿委於2002年1月7日發佈並實施的《上市公司治理準則》的相關要求，為進一步規範運作，完善公司法人治理結構，結合《關於在上市公司建立獨立董事制度的指導意見》的有關內容，公司對《公司章程》中的相關章節進行修改和補充。

因此建議修改公司章程第六條，修改內容如下：

現有內容：　公司原章程自公司成立之日起生效，公司本章程自臨時股東大會以特別決議通過，並經國家經濟貿易委員會批准後生效，原章程廢止。

自公司章程生效之日起，公司章程即成為規範公司的組織與行為、公司與股東之間、股東與股東之間權利義務的，具有法律約束力的文件。

建議修改內容：　公司原章程自公司成立之日起生效，公司本章程自股東大會以特別決議通過，並經國家經濟貿易委員會批准後生效，原章程廢止。

自公司章程生效之日起，公司章程即成為規範公司的組織與行為、公司與股東之間、股東與股東之間權利義務的，具有法律約束力的文件。

建議修改公司章程第六十五條，修改內容如下：

現有內容：　股東(包括股東代理人)在股東大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份有一票表決權。

建議修改內容：　股東(包括股東代理人)在股東大會表決時，以其所代表的有表決權的股份數額行使表決權，每一股份有一票表決權。

當任一股東持股比例在30%以上時，股東大會選舉兩名以上的董事時採用累計投票制。

累計投票制是指股東大會在選舉兩名以上董事時，股東所持的每一股份擁有與應選董事總人數相等的投票權，股東既可以用所有的投票權集中投票選舉一人，也可以分散選舉多人，按得票多少依次決定董事入選的表決制度。

建議公司章程增加第十一章獨立非執行董事(獨立董事)，增加內容如下：

第一零一條　獨立董事對公司及全體股東負有誠信與勤勉義務。獨立董事應當按照相關法律法規、規章和公司章程的要求，認真履行職責，維護公司整體利益，尤其要關注中小股東的合法權益不受損害。獨立董事應當獨立履行職責，不受公司主要股東、實際控制人、或者其他與公司存在利害關係的單位或個人的影響。獨立董事應確保有足夠的時間和精力有效地履行獨立董事的職責。

第一零二條　獨立董事是不在公司擔任除董事外的其他職務，並與公司及其主要股東不存在可能妨礙其進行獨立客觀判斷的關係的董事。獨立董事出現不符合獨立性條件或其他不適宜履行獨立董事職責的情形，使公司獨立董事達不到有關規章規定要求的人數時，公司應按規定補足獨立董事人數。

第一零三條　獨立董事必須具有獨立性，下列人員不得擔任獨立董事：

(一)　在公司或者其附屬企業任職的人員及其直系親屬、主要社會關係(直系親屬是指配偶、父母、子女等；主要社會關係是指兄弟姐妹、岳父母、兒媳女婿、兄弟姐妹的配偶、配偶的兄弟姐妹等)；

(二)　直接或間接持有公司已發行股份1%以上或者是公司前十名股東中的自然人股東及其直系親屬；

(三)　在直接或間接持有公司已發行股份5%以上的股東單位或者在公司前五名股東單位任職的人員及其直系親屬；

(四)　最近一年內曾經具有前三項所列舉情形的人員；

(五)　為公司或者其附屬企業提供財務、法律、咨詢等服務的人員；

（六） 公司章程規定的其他人員；

（七） 中國證監會認定的其他人員。

第一零四條 獨立董事應當具備與其行使職權相適應的任職條件：

（一） 根據法律、行政法規及其他有關規定，具備擔任公司董事的資格；

（二） 具有上述條款所要求的獨立性；

（三） 具備公司運作的基本知識，熟悉相關法律、行政法規、規章及規則；

（四） 具有五年以上法律、經濟或者其他履行獨立董事職責所必需的工作經驗；

（五） 公司章程規定的其他條件。

第一零五條 獨立董事的提名、選舉和更換應當依法、規範地進行。

（一） 公司董事會、監事會、單獨或者合併持有公司已發行股份1%以上的股東可以提出獨立董事候選人，並經股東大會選舉決定。

（二） 獨立董事的提名人在提名前應當徵得被提名人的同意。提名人應當充分瞭解被提名人職業、學歷、職稱、詳細的工作經歷、全部兼職等情況，並對其擔任獨立董事的資格和獨立性發表意見，被提名人應當就其本人與公司之間不存在任何影響其獨立客觀判斷的關係發表公開聲明。

在選舉獨立董事的股東大會召開前，公司董事會應當按照規定公佈上述內容。

（三） 在選舉獨立董事的股東大會召開前，公司應將所有被提名人的有關材料同時報送中國證監會、公司所在地中國證監會派出機構和公司股票掛牌交易的證券交易所。公司董事會對被提名人的有關情況有異議的，應同時報送董事會的書面意見。

對中國證監會持有異議的被提名人，可作為公司董事候選人，但不作為獨立董事候選人。

在召開股東大會選舉獨立董事時，公司董事會應對獨立董事候選人是否被中國證監會提出異議的情況進行説明。

（四） 獨立董事每屆任期與公司其他董事任期相同，任期屆滿，連選可以連任，但是連任時間不得超過六年。

（五） 獨立董事連續3次未親自出席董事會會議的，由董事會提請股東大會予以撤換。

除出現上述情況及《公司法》中規定的不得擔任董事的情形外，獨立董事任期屆滿前不得無故被免職。提前免職的，公司應將其作為特別披露事項予以披露，被免職的獨立董事認為公司的免職理由不當的，可以作出公開的聲明。

（六） 獨立董事在任期屆滿前可以提出辭職。獨立董事辭職應向董事會提交書面辭職報告，對任何與其辭職有關或其認為有必要引起公司股東和債權人注意的情況進行説明。

如因獨立董事辭職導致公司董事會中獨立董事所佔的比例低於有關規章規定的最低要求時，該獨立董事的辭職報告應當在下任獨立董事填補其缺額後生效。

第一零六條 獨立董事除應當具有公司法和其他相關法律、法規賦予董事的職權外，公司還賦予獨立董事以下特別職權：

（一） 重大關聯交易（指公司擬與關聯人達成的總額高於300萬元或高於公司最近經審計淨資產值的5%的關聯交易）應由獨立董事認可後，提交董事會討論；

獨立董事作出判斷前，可以聘請中介機構出具獨立財務顧問報告，作為其判斷的依據。

（二） 向董事會提議聘用或解聘會計師事務所；

（三） 向董事會提請召開臨時股東大會；

（四） 提議召開董事會；

（五） 獨立聘請外部審計機構和咨詢機構；

（六） 可以在股東大會召開前公開向股東徵集投票權。

獨立董事行使上述職權應當取得全體獨立董事的二分之一以上同意。如上述提議未被採納或上述職權不能正常行使，公司應將有關情況予以披露。

如果公司董事會下設薪酬、審計、提名等委員會的，獨立董事應當在委員會成員中佔有二分之一以上的比例。

第一零七條　獨立董事除履行上述職責外，還應當對以下事項向董事會或股東大會發表獨立意見：

（一） 提名、任免董事；

（二） 聘任或解聘高級管理人員；

（三） 公司董事、高級管理人員的薪酬；

（四） 公司的股東、實際控制人及其關聯企業對公司現有或新發生的總額高於300萬元或高於公司最近經審計淨資產值的5%的借款或其他資金往來，以及公司是否採取有效措施回收欠款；

（五） 獨立董事認為可能損害中小股東權益的事項；

（六） 公司章程規定的其他事項。

獨立董事應當就上述事項發表以下幾類意見之一：同意；保留意見及其理由；反對意見及其理由；無法發表意見及其障礙。

如有關事項屬於需要披露的事項，公司應當將獨立董事的意見予以公告，獨立董事出現意見分歧無法達成一致時，董事會應將各獨立董事的意見分別披露。

第一零八條　公司應當保證獨立董事享有與其他董事同等的知情權。凡須經董事會決策的事項，公司必須按法定的時間提前通知獨立董事並同時提供足夠的資料，獨立董事認為資料不充分的，可以要求補充。當2名或2名以上獨立董事認為資料不充分或論證不明確時，可聯名書面向董事會提出延期召開董事會會議或延期審議該事項，董事會應予以採納。

公司向獨立董事提供的資料，公司及獨立董事本人應當至少保存5年。

第一零九條　公司應提供獨立董事履行職責所必需的工作條件。公司董事會秘書應積極為獨立董事履行職責提供協助，如介紹情況、提供材料等。獨立董事發表的獨立意見、提案及書面說明應當公告的，董事會秘書應及時到證券交易所辦理公告事宜。

獨立董事行使職權時，公司有關人員應當積極配合，不得拒絕、阻礙或隱瞞，不得干預其獨立行使職權。

第一一零條　獨立董事聘請中介機構的費用及其他行使職權時所需的費用由公司承擔。

公司應當給予獨立董事適當的津貼。津貼的標準應當由董事會制訂預案，股東大會審議通過，並在公司年報中進行披露。

除上述津貼外，獨立董事不應從公司及其主要股東或有利害關係的機構和人員取得額外的、未予披露的其他利益。

上市公司可以建立必要的獨立董事責任保險制度，以降低獨立董事正常履行職責可能引致的風險。

獨立董事除應遵守中國的有關法規規則及本公司章程對獨立董事的規定外，還應遵守香港聯合交易所有限公司證券上市規則對獨立董事的規定。

其他相應章節、條款序號依次順延。